

06016847

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Eneco Holdings Limited

*CURRENT ADDRESS: Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
SEP 20 2006
THOMSON FINANCIAL

FILE NO. 82- 35011　　FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/14/06


RECEIVED
2006 SEP 14 A 6:54

Schedule I
to Emeco Holdings Limited application dated September 8, 2006

Documents Lodged with the Australian Stock Exchange

Tab	Date Lodged	Item	Description
1	September 1, 2006	Appendix 3X – Initial Director's Interest Notice	Peter Johnston
2	August 17, 2006	Appendix 3Y – Change of Director's Interest Notice	Stuart Fitton
3	August 17, 2006	Appendix 3Y – Change of Director's Interest Notice	Stuart Fitton
4	August 14, 2006	Form 603 – Notice of Initial Substantial Holder	Emeco Holdings Limited
5	August 14, 2006	Company Announcement	Appointment of a non-executive director
6	August 4, 2006	Appendix 3X – Initial Director's Interest Notice (correction)	Paul James McCullagh
7	August 4, 2006	Appendix 3X – Initial Director's Interest Notice	Paul James McCullagh
8	August 4, 2006	First 20 Investors Report and Investor Range	20 largest holders of ordinary shares
9	August 3, 2006	Company Announcement	Fulfilment of conditions for conditional market
10	August 1, 2006	Appendix 3X – Initial Director's Interest Notice	Robin Lindsay Charles Adair; Alec Brennan; Stuart Fitton; Laurence Cowley Freedman; Gregory James

			Minton
11	August 1, 2006	Form 603 – Notice of Initial Substantial Holder	Archer Capital Trust 3A; Archer Capital Trust 3B; Merlin Investments BVBA
12	August 1, 2006	Form 603 – Notice of Initial Substantial Holder	Fund II; Supp Fund II; NQP; Australasia Fund II; Australasia Supp Fund II; PEP Invest; PEP Co-Invest
13	July 27, 2006	Company Announcement	Completion of book-build
14	July 27, 2006	Supplementary Prospectus	Supplements the replacement prospectus
15	July 13, 2006	Announcement*	Suspension from official quotation for the company's Notes
16	July 11, 2006	Announcement*	Emeco Equipment (USA) LLC's completion of strategic US acquisition
17	July 5, 2006	Announcement*	Emeco Group completes acquisition of Bevans
18	July 3, 2006	Prospectus	Replacement prospectus
19	June 26, 2006	Company Announcement	Emeco Holdings Limited lodges prospectus for IPO
20	June 14, 2006	Announcement*	Emeco Group to acquire Bevans
21	June 2, 2006	Announcement*	Emeco Group confirms anticipated

			timing of prospectus lodgement
22	April 10, 2006	Appendix 3X – Initial Director's Interest Notice*	Stuart Fitton
23	March 13, 2006	Appendix 4D – Preliminary Final Report*	For the half year ended December 31, 2005
24	February 15, 2006	Announcement*	Emeco Group to consider capital raising options
25	January 10, 2006	Announcement*	Emeco Group completes acquisition of Andy's Earthmovers
26	December 13, 2005	Announcement*	Emeco Group acquisition of Andy's Earthmovers
27	December 13, 2005	Announcement*	Emeco Group to acquire Andy's Earthmovers
28	November 3, 2005	Announcement*	Emeco raises capital to fund ongoing growth
29	October 31, 2005	Announcement*	Results of Annual General Meeting
30	October 13, 2005	Announcement*	Amendment to Constitution of Emeco Limited
31	September 29, 2005	Annual Report	For period ended June 30, 2005, of Emeco Holdings Pty Limited
32	September 8, 2005	Appendix 4E – Preliminary Final Report*	For period ended 30 June 2005

33	August 30, 2005	Announcement*	Revised depreciation methodology
34	August 19, 2005	Announcement*	Departure of Mike Murnin as North American president
35	August 19, 2005	Appendix 3X – Initial Director's Interest Notice*	Alec Brennan
36	August 17, 2005	Announcement*	Appointment of a non-executive director
37	August 4, 2005	Announcement*	Acquisition of River Valley Equipment Sales Ltd
38	July 27, 2005	Announcement*	Entering into agreement with River Valley Equipment Sales Ltd
39	July 20, 2005	Announcement*	Senior management appointment in North America
40	July 7, 2005	Announcement*	Upward revision of prospectus earnings forecast
41	July 6, 2005	Announcement*	Upward revision of prospectus earnings forecast

*: The Announcement was made in the name of "Emeco Limited", or the Appendix was related to Emeco Limited. Emeco Limited is a wholly owned subsidiary of Emeco Holdings Limited. Prior to the IPO of Emeco Holdings Limited, Emeco Limited was listed on the Australian Stock Exchange and its exchangeable notes were quoted on the Australian Stock Exchange and released information about the Emeco group generally which included many of the entities that are now consolidated with Emeco Holdings Limited. All exchangeable notes have now been redeemed or exchanged, and Emeco Limited has been removed from the official list of Australian Stock Exchange as from 15 August 2006 and will be converted to a private company.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Johnston
Date of appointment	1 September 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
PB Johnston and CA Johnston as trustees of the Johnston Family Trust, a trust related to Mr Johnston	20,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Ltd
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Fitton
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 August 2006
No. of securities held prior to change	348,028
Class	Ordinary shares
Number acquired	40,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.835 per share
No. of securities held after change	388,028

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Ltd
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Fitton
Date of last notice	1 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	4 August 2006
No. of securities held prior to change	216,450
Class	Ordinary shares
Number acquired	131,578
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.90 per share
No. of securities held after change	348,028

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares in IPO

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.




RECEIVED
2006 SEP 14 A 8:54

Emeco Holdings Limited
ACN 112 188 815

Market release
14 August 2006

Substantial shareholder notice – Emeco Holdings Limited

The attached Form 603 is being lodged to satisfy legal requirements. It should be noted, however, that Emeco Holdings Limited only holds an interest in its shares as a technical matter by virtue of voluntary escrow arrangements, as set out in the attached form.

In particular, it should be noted that Emeco Holdings Limited has no control over the voting or dividend rights attaching to the shares subject to voluntary escrow (that remain with the holders of the relevant shares), nor does Emeco Holdings Limited have an ability to trade the shares in which it has an interest by virtue of these voluntary escrow arrangements.

Regulatory notifications

This release is not an offer of securities for sale in the United States. The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an exemption from registration under the Securities Act and such laws. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

For further information, contact:
Michael Kirkpatrick, Emeco
08 9420 0222

Form 603

Corporations Act 2001
Section 671B
Notice of initial substantial holder

To Company Name/Scheme Emeco Holdings Limited

ACN/ARSN 112 188 815

1. Details of substantial holder (1)

Name Emeco Holdings Limited

ACN (if applicable) 112 188 815

The holder became a substantial holder on 28/07/06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities(4)	Number of securities	Persons' votes(5)	Voting power (6)
Ordinary	123,227,146	123,227,146	19.47%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Item 1 of Annexure A	See Item 1 of Annexure A	See Item 1 of Annexure A

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Emeco Holdings Limited	Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP (***Fund II***)	Fund II	14,748,236 ordinary shares
Emeco Holdings Limited	Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP (***Supp Fund II***)	Supp Fund II	10,874,072 ordinary shares

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Emeco Holdings Limited	Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II (NQP) LP (***NQP***)	NQP	707,190 ordinary shares
Emeco Holdings Limited	Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Fund II (Australasia) Unit Trust (***Australasia Fund II***)	Australasia Fund II	3,162,958 ordinary shares
Emeco Holdings Limited	Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust (***Australasia Supp Fund II***)	Australasia Supp Fund II	1,500,928 ordinary shares
Emeco Holdings Limited	PEP Investment Pty Limited (ACN 083 026 984) (***PEP Invest***)	PEP Invest	144,422 ordinary shares
Emeco Holdings Limited	PEP Co-Investment Pty Limited (ACN 083 026 859) (***PEP Co-Invest***)	PEP Co-Invest	112,194 ordinary shares
Emeco Holdings Limited	Archer Capital 3A Pty Limited in its capacity as trustee of the Archer Capital Trust 3A (***Archer 3A***)	Archer 3A	13,154,000 ordinary shares
Emeco Holdings Limited	Archer Capital 3B Pty Limited in its capacity as trustee of the Archer Capital Trust 3B (***Archer 3B***)	Archer 3B	13,154,000 ordinary shares
Emeco Holdings Limited	Merlin Investments BVBA (***Merlin***)	Merlin	4,942,000 ordinary shares
Emeco Holdings Limited	Temasek Holdings Pty Limited ATF LC Freedman Family Trust	Temasek Holdings Pty Limited ATF LC Freedman Family Trust	18,000,000 ordinary shares
Emeco Holdings Limited	David Griffin	David Griffin	7,000,000 ordinary shares
Emeco Holdings Limited	Trevor Sauvarin	Trevor Sauvarin	1,854,002 ordinary shares
Emeco Holdings Limited	Linda Dorothy Sauvarin	Linda Dorothy Sauvarin	4,145,998 ordinary shares
Emeco Holdings Limited	Wayne Malvern	Wayne Malvern	3,000,000 ordinary shares
Emeco Holdings Limited	Gail Malvern	Gail Malvern	3,000,000 ordinary shares
Emeco Holdings Limited	Robin Lindsay Charles Adair ATF the Adair Family Trust	Robin Lindsay Charles Adair ATF the Adair Family Trust	6,000,000 ordinary shares

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Emeco Holdings Limited	Donald Arthur Geoffrey ATF the Jreffrey Family Trust	Donald Arthur Geoffrey ATF the Jreffrey Family Trust	5,500,000 ordinary shares
Emeco Holdings Limited	David Owen Tillbrook ATF the Tillbrook Family Trust	David Owen Tillbrook ATF the Tillbrook Family Trust	5,500,000 ordinary shares
Emeco Holdings Limited	Michael Anthony Turner ATF the Turner Family Trust	Michael Anthony Turner ATF the Turner Family Trust	5,500,000 ordinary shares
Emeco Holdings Limited	Catherine Marie Toson	Catherine Marie Toson	1,092,884 ordinary shares
Emeco Holdings Limited	Rosalie Clark	Rosalie Clark	134,262 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Emeco Holdings Limited	Ground Floor, 10 Ord Street, West Perth, Western Australia 6005

Signature

print name Mike Kirkpatrick

capacity Company Secretary

sign here M.Kirkpatrick

date 14 / 8 /06

Annexure A - Emeco Holdings Limited (ACN 112 188 815)

This is Annexure A of 1 page referred to in Form 603 – Notice of initial substantial holder.

M. Kirkpatrick

Mike Kirkpatrick

Date: 14/8/06

Item 1. Details of relevant interests

Emeco Holdings Limited has a relevant interest in the ordinary shares held by the entities set out at 'Item 4 – Details of present registered holders' (***Entities***) by reason of voluntary escrow arrangements pursuant to which each of the Entities have undertaken to Emeco Holdings Limited not to sell their ordinary shares for the period from first quotation of the shares until the first trading day on Australian Stock Exchange Limited following the public announcement by Emeco Holdings Limited of its preliminary report for the financial year ending 30 June 2007. The form of the arrangement entered into by each of the Entities is attached at Annexure B (***Agreement***). Pursuant to the Agreement, Emeco Holdings Limited controls the exercise of a power to dispose of the ordinary shares held by each of the Entities. The class and number of securities over which Emeco Holdings Limited has a relevant interest is the aggregate of the amounts set out under 'Item 4 – Details of present registered holders', being 123,227,146 ordinary shares.

Annexure B - Emeco Holdings Limited (ACN 112 188 815)

This is Annexure B of 7 pages referred to in Annexure A of Form 603 – Notice of initial substantial holder.

M. Kirkpatrick

Mike Kirkpatrick

Date: 14/8/06



Voluntary Escrow Deed

Emeco Holdings Limited

[Insert name of holder]

[Insert name of any controller(s)]

BAKER & MCKENZIE
Solicitors
Level 27, AMP Centre
50 Bridge Street
SYDNEY NSW 2000
Tel: (02) 9225-0200
Fax: (02) 9225-1595
Email: julie.hutton@bakernet.com

Ref: 405756-v1\JH7

Contents

Date [*Insert date*] 2006

Parties **The Party** described in Item 1 of the Schedule (***entity***)

The Party described in Item 2 of the Schedule (***holder***)

The Party described in Item 3 of the Schedule (***controller***)

Recital

The holder voluntarily agrees to hold the restricted securities as set out in this deed.

Operative provisions

---

1 Escrow restrictions

Holder restrictions

1.1 During an escrow period, the holder will not do any of the following:

(a) dispose of, or agree or offer to dispose of, any restricted securities applicable to that escrow period;

(b) create, or agree or offer to create, any Security Interest in the restricted securities applicable to that escrow period;

(c) do, or omit to do, any act if the act or omission would have the effect of transferring effective ownership or control of the restricted securities applicable to that escrow period; or

(d) participate in a return of capital made by the entity,

except as permitted by clause 2.

Controller restrictions

1.2 During an escrow period, a controller will not do any of the following:

(a) dispose of, or agree or offer to dispose of, the controller interests;

(b) create, or agree or offer to create, any Security Interest in the controller interests; or

(c) do, or omit to do, any act if the act or omission would have the effect of transferring effective ownership or control of the controller interests,

except as permitted by clause 2.

Perfecting the restrictions

1.3 The restricted securities must be kept on the entity's issuer sponsored sub-register. The holder hereby agrees in writing to the application of a holding lock to the restricted securities.

2 Exceptions to escrow

Takeover bids

2.1 Notwithstanding clause 1, the holder may accept a takeover bid (as defined in the *Corporations Act 2001* (Cth)) if all of the following conditions are met:

(a) the offers under the takeover bid are for all of the entity's ordinary shares;

(b) holders of at least half of the ordinary shares that are not restricted securities, either under this deed or any other agreement between the entity and one of its shareholders which imposes similar restrictions, to which the offers relate have accepted; and

(c) if the offer is conditional, the bidder and the holder agree in writing that a holding lock will be re-applied to each restricted security that is not unconditionally bought by the bidder under the off-market bid.

Scheme of arrangement

2.2 Notwithstanding clause 1, the holder's restricted securities may be transferred or cancelled in accordance with a merger by way of scheme of arrangement under Part 5.1 of the *Corporations Act 2001* (Cth) if the holder agrees in writing that a holding lock will be re-applied if the merger does not take effect.

Other exceptions

2.3 Notwithstanding clause 1, the holder's restricted securities may be transferred pursuant to:

(a) an order of a court of competent jurisdiction compelling any restricted securities to be disposed of or a Security Interest granted over them;

(b) a transfer by the personal representatives of the holder to whomever such restricted securities have been bequeathed, or to the holder's spouse or any of the holder's infant children provided that the transferee has previously undertaken to the entity by deed in a form acceptable to the entity to be bound by clause 1 in respect of such restricted securities;

(c) a transfer by the holder to any controlled entity, provided that the transfer is made off-market and the transferee has previously undertaken to the entity by deed in a form acceptable to the entity to be bound by clause 1 in respect of such restricted securities (including an undertaking that if the transferee ceases to be a controlled entity during an escrow period for any reason, then at the entity's request it will promptly transfer such restricted securities back to the original holder or another controlled entity nominated by the original holder); and

(d) action taken with the prior written consent of the entity, such consent not to be unreasonably withheld or delayed, following a representation to the board of the entity by the holder which demonstrates to the board that the action is necessary to alleviate financial hardship.



Release

2.4 Notwithstanding clause 1, the holder will be free to undertake the actions referred to in clause 1.1, and the controller will be free to take the actions referred to in clause 1.2, in respect of the restricted securities on or after the expiry of the escrow period.

2.5 The Company will take such steps as are reasonable to facilitate the release from escrow referred to in this clause including applying for quotation and facilitating any holding lock to be removed from any such restricted securities when they are released from escrow.

---

3 Warranties

3.1 If only the holder and the entity are parties to this deed, one of the following applies.

(a) The holder is an individual.

(b) The holder has no controller.

The holder gives this warranty.

3.2 If the holder, the entity and any controller are parties to this deed, the holder has the controllers set out in Item 3 of the Schedule with the controller interests identified in Item 5 of the Schedule. The holder and each controller give this warranty.

3.3 A breach of any of these warranties is a breach of this deed.

---

4 Consequences of breaching this deed

4.1 If it appears to the entity that the holder or a controller may breach this deed, the entity may take the steps necessary to prevent the breach, or to enforce this deed.

4.2 If the holder or a controller breach this deed, each of the following applies:

(a) the entity may take the steps necessary to enforce this deed, or to rectify the breach; and

(b) the entity may refuse to acknowledge, deal with, accept or register any sale, assignment, transfer or conversion of any of the restricted securities. This is in addition to other rights and remedies of the entity.

---

5 General

Amendment

5.1 This deed may not be changed or waived without the written consent of all parties to it.

Waiver

5.2 The entity may waive at any time any of the restrictions imposed under clause 1:

(a) on such terms and conditions; and

(b) in respect of such number of restricted securities,

as the entity determines, by written notice to the holder and any controller.

Jurisdiction

5.3 The laws of New South Wales apply to this deed. The parties submit to the jurisdiction of the courts of New South Wales.

6 Definitions and interpretation

Definitions

6.1 In this deed:

ASX means Australian Stock Exchange Limited.

controlled entity means any company, fund or other entity under the full and effective control or for the benefit of the holder or one or more of his or her immediate family members (including his or her spouse).

controller interests means the securities, substantial economic interest or other interests in the restricted securities and each intermediate entity through which that interest occurs, full particulars of which are set out in Item 5 of the Schedule.

escrow period means the period set out in Item 4 of the Schedule.

restricted securities means the securities set out in Item 6 of the Schedule (as appropriately adjusted in accordance with the ASX listing rules for any reorganisation of capital undertaken by the entity):

(a) less any securities in respect of which a waiver under clause 5.2 is given; and

(b) less any securities released under clause 2.4.

Security Interest means a mortgage, lien, pledge, charge, hypothecation or other security interest (or an agreement or commitment to create any of them).

Interpretation

6.2 In this deed:

(a) the singular includes the plural and vice versa;

(b) a reference to a party includes its successors, personal representative and transferees;

(c) words and expressions defined in the listing rules of ASX, and not in this deed, have the meanings given to them in the listing rules; and

(d) every warranty or agreement (express or implied) in which more than one person joins, binds them individually and any combination of them as a group.

Schedule

1	Entity's name and address:	Emeco Holdings Limited (ACN 112 188 815), 510 Great Eastern Highway, Redcliffe, Western Australia, 6104
2	Holder's name and address:	[*Insert name of holder*]
3	Each controller's name and address: (not applicable if holder is an individual):	[*Insert name of intermediate and ultimate controllers of holder. If the subscriber is an individual, insert "N/A"*]
4	Escrow period:	[*Insert period*]
5	Particulars of controller interests:	[*Describe nature of relationship between each controller and the holder – eg, a shareholder of the holder and/or a beneficiary of a trust of which the holder is a trustee etc. If the subscriber is an individual, insert "N/A"*]
6	Particulars of restricted securities:	[*Insert number*] fully paid ordinary shares in the capital of the entity

Execution

Executed as a deed.

Signed sealed and delivered
by **Emeco Holdings Limited**
by a director and secretary/director:

Signature of secretary/director	Signature of director
Name of secretary/director (please print)	Name of director (please print)

[Insert execution block for the holder and each controller]


RECEIVED
2006 SEP 14 A 8:54

Emeco Holdings Limited
ACN 112 188 815

Market release
14 August 2006

Appointment of Peter Johnston as a non-executive director

The directors of Emeco Holdings Ltd (ASX Code: EHL), Australia's largest independent provider of large earthmoving equipment used in the mining and construction industries, are pleased to advise the appointment of Mr Peter Johnston as a non-executive director of the company.

Peter is currently Managing Director and CEO of Minara Resources Limited, a position he has occupied since November 2001. Peter was employed in various senior roles with WMC Ltd from 1993 to 2001. He is a past president and current council member of the Western Australian Chamber of Minerals and Energy.

The Managing Director of Emeco, Mr Laurie Freedman said, "The directors are very pleased with Peter's appointment and look forward to him making a significant contribution to the Emeco group. His experience as the Managing Director of a significant mineral producer, his knowledge of the global mining industry and commodity markets and his strategic abilities will be of great value to the Company as we continue to develop and implement our global growth agenda."

Mr Johnston's appointment is effective as from 1 September 2006.

Further enquiries should be directed to:

Mr Laurie Freedman	or	Mr Greg Minton
Chief Executive Officer		Chairman
+61 8 9420 0222		+61 2 8243 3311



Emeco Holdings Limited

4 August 2006

To: Company Announcements Office
ASX

By: Electronic lodgment

Replacement appendix 3X – Initial Directors Interest Notice

The appendix 3X lodged by Emeco Holdings Ltd in respect of Paul McCullagh a short while ago disclosed an incorrect number of shares in which Mr McCullagh has a relevant interest. Attached is a replacement appendix 3X which includes the correct number.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Encl

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul James McCullagh
Date of appointment	23 December 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
PEP Investment Pty Ltd, a company related to Mr McCullagh	184,907 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul James McCullagh
Date of appointment	23 December 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
PEP Investment Pty Ltd, a company related to Mr McCullagh	184,907 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



Emeco Holdings Limited
ACN 112 188 815

Market release
4 August 2006

Despatch of holding statements and refund monies

Emeco Holdings Ltd confirms that it has despatched holding statements and given the relevant notices under the ASTC Settlement Rules (as applicable) to and for the benefit of applicants whose applications were accepted in the company's recent initial public offering. Refund money has also been dispatched to those applicants whose applications were invalid.

Attached to this announcement is a statement setting out the names of the 20 largest holders of the company's ordinary shares and the number and the number and percentage of ordinary shares held by those holders.

Also attached is a final distribution schedule of the numbers of holders of the company's ordinary shares in the form contained in Appendix 1A of the ASX Listing Rules.

Regulatory notifications

The information contained in this release is not for publication or distribution to persons in the United States. The securities referred to in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold unless registered or an exemption from registration is available. This notification does not constitute an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The Emeco Group ("Emeco") does not intend to register any portion of the offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that may be obtained from Emeco and that will contain detailed information about Emeco and management, as well as financial statements.

For further information:
Michael Kirkpatrick, Emeco
Tel 08 9420 0222


LINK
MARKET SERVICES

EMECO HOLDINGS LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 4 AUGUST 2006

Rank	Investor	Current Balance	% Issued Capital
Sec. Group: EHL - ISSUED CAPITAL			
1	WESTPAC CUSTODIAN NOMINEES LIMITED 275 KENT STREET SYDNEY NSW 2000	83,522,162	**13.23%**
2	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW 1225	34,565,236	**5.48%**
3	PACIFIC EQUITY PARTNERS (JERSEY) LIMITED 26 NEW STREET ST HELIER JERSEY JE2 3RA UNITED KINGDOM GBR	26,329,498	**4.17%**
4	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC 3001	25,954,697	**4.11%**
5	UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD GPO BOX 1257L MELBOURNE VIC 3001	22,845,321	**3.62%**
6	MLEQ NOMINEES PTY LIMITED <SEG A/C> LEVEL 41 120 COLLINS STREET MELBOURNE VIC 3000	20,080,431	**3.18%**
7	NATIONAL NOMINEES LIMITED PO BOX 1406 MELBOURNE VIC 3001	19,960,326	**3.16%**
8	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	18,421,052	**2.92%**
9	TEMASEK HOLDINGS PTY LTD LEVEL 1 10 KINGS ROAD WEST PERTH WA 6005	18,000,000	**2.85%**

EMECO HOLDINGS LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 4 AUGUST 2006

Rank	Investor	Current Balance	% Issued Capital
10	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET> GPO BOX 519 BRISBANE QLD 4000	16,213,189	**2.57%**
11	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA GPO BOX 5302 SYDNEY NSW 2001	15,092,374	**2.39%**
12	BOND STREET CUSTODIANS LIMITED <MACQ AUST MKT NEUTRAL FUND A/C> LEVEL 28 20 BOND STREET SYDNEY NSW 2000	14,479,473	**2.29%**
13	BRISPOT NOMINEES PTY LTD <HOUSE HEAD NOMINEE NO 1 A/C> PO BOX N103 GROSVENOR PLACE NSW 1220	13,350,646	**2.11%**
14	ARCHER CAPITAL 3A PTY LIMITED PIER 2/3 SUITE 7 13 HICKSON ROAD DAWES POINT NSW 2000	13,154,000	**2.08%**
15	ARCHER CAPITAL 3B PTY LIMITED PIER 2/3 SUITE 7 13 HICKSON ROAD DAWES POINT NSW 2000	13,154,000	**2.08%**
16	RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <GSJBW A/C> GPO BOX 5430 SYDNEY NSW 2000	11,590,097	**1.84%**
17	PIRIE STREET NOMINEES PTY LTD GPO BOX 5388 SYDNEY NSW 2001	9,900,000	**1.57%**
18	ROBIN LINDSAY CHARLES ADAIR 15 CHANNAR RISE DUNCRAIG WA 6023	8,556,666	**1.36%**
19	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	7,758,926	**1.23%**



EMECO HOLDINGS LIMITED

FIRST 20 INVESTORS REPORT
FRIDAY 4 AUGUST 2006

Rank	Investor	Current Balance		% Issued Capital
20	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	7,214,899		1.14%
			Investors	
	TOTAL FOR TOP 20:	**400,142,993**	**20**	**63.39%**

		Investors	
TOTAL IN THIS REPORT:	**400,142,993**	**20**	**63.39%**
TOTAL OTHER INVESTORS:	**231,094,593**	**7,160**	**36.61%**
GRAND TOTAL:	**631,237,586**	**7,180**	**100.00%**

end of report

EMECO HOLDINGS LIMITED

INVESTOR RANGES
FRIDAY 4 AUGUST 2006

Security Group: EHL ISSUED CAPITAL

Holding Type : Issuer

Ranges	Investors	Securities	% Issued Capital
1 to 1000	188	98,888	.02
1001 to 5000	511	1,112,415	.18
5001 to 10000	271	1,676,156	.27
10001 to 100000	441	9,860,929	1.56
100001 and Over	61	160,786,768	25.47
Total	1,472	173,535,156	27.49

Holding Type : CHESS

Ranges	Investors	Securities	% Issued Capital
1 to 1000	3	2,180	.00
1001 to 5000	1,438	3,421,878	.54
5001 to 10000	1,667	10,272,727	1.63
10001 to 100000	2,449	51,711,152	8.19
100001 and Over	151	392,294,493	62.15
Total	5,708	457,702,430	72.51

Totals for Security Group EHL

Ranges	Investors	Securities	% Issued Capital
1 to 1000	**191**	**101,068**	**.02**
1001 to 5000	**1,949**	**4,534,293**	**.72**
5001 to 10000	**1,938**	**11,948,883**	**1.89**
10001 to 100000	**2,890**	**61,572,081**	**9.75**
100001 and Over	**212**	**553,081,261**	**87.62**
Total	**7,180**	**631,237,586**	**100.00**

end of report




RECEIVED
2006 SEP 14 A 8:54

Emeco Holdings Limited
ACN 112 188 815

Market release
3 August 2006

Fulfillment of conditions for conditional market

Emeco Holdings Ltd ordinary shares (**Shares**) commenced trading on ASX on 28 July 2006 on a conditional and deferred settlement basis.

As stated at section 3.21 of the Company's prospectus, all contracts formed on acceptance of applications for Shares and bids in the Institutional Offer were conditional on ASX agreeing to quote the Shares on ASX and also on settlement in respect of all or substantially all of the Shares that are the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements (**Settlement**).

Emeco Holdings Ltd advises that Settlement in respect of all of the Company's ordinary shares under the Offer Management Agreement and associated settlement support arrangements has occurred.

Accordingly, the conditions for the conditional market for the Company's ordinary shares have been fulfilled.

Regulatory notifications

The information contained in this release is not for publication or distribution to persons in the United States. The securities referred to in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold unless registered or an exemption from registration is available. This notification does not constitute an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The Emeco Group ("Emeco") does not intend to register any portion of the offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that may be obtained from Emeco and that will contain detailed information about Emeco and management, as well as financial statements.

For further information:
Michael Kirkpatrick, Emeco
Tel 08 9420 0222


RECEIVED
2006 SEP 14 A 8:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Emeco Holdings Limited

1 August 2006

To: Company Announcements Office
ASX

By: Electronic lodgment

Appendix 3X – Initial Directors Interest Notices

Attached are appendices 3X in respect of fully paid ordinary shares of Emeco Holdings Ltd for the following directors of the Company:

- Robin Adair;
- Alec Brennan;
- Stuart Fitton;
- Laurie Freedman; and
- Greg Minton.

Yours faithfully

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Encl

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robin Lindsay Charles Adair
Date of appointment	21 January 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,600,000 options to acquire fully paid ordinary shares 6,000,000 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alec Brennan
Date of appointment	16 August 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
500,000 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Bettyal Pty Ltd as trustee of the Bettyal Superannuation Fund, a fund of which Mr Brennan is a beneficiary	426,315 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Fitton
Date of appointment	4 April 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
216,450

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence Cowley Freedman
Date of appointment	21 January 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
4,800,000 options to acquire fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Temasek Holdings Pty Ltd as trustee of the LC Freedman Family Trust, a family trust related to Mr Freedman	18,000,000 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Holdings Limited
ABN	89 112 188 815

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gregory James Minton
Date of appointment	16 December 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Wizard Discretionary Pty Ltd as trustee of the Wizard Discretionay Trust, a trust related to Mr Minton	107,962 fully paid ordinary shares
Gregory Minton and Peta Minton as trustees of the Minton Family Superannuation Fund, a superannuation fund related to Mr Minton	53,305 fully paid ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.


RECEIVED
2006 SEP 14 A 8:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 603

Corporations Act 2001
Section 671B



Notice of initial substantial holder

To Company Name/Scheme	Emeco Holdings Limited
ACN/ARSN	112 188 815

1. Details of substantial holder (1)

Name	Archer Capital 3A Pty Limited in its capacity as trustee of the Archer Capital Trust 3A (ACN 108 655 018) (***Archer 3A***) Archer Capital 3B Pty Limited in its capacity as trustee of the Archer Capital Trust 3B (ACN 108 655 009) (***Archer 3B***) Merlin Investments BVBA (***Merlin***)
ACN (if applicable)	(see above)

The holder became a substantial holder on 28/07/06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities(4)	Number of securities	Persons' votes(5)	Voting power (6)
Ordinary	62,500,000	62,500,000	9.9%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Item 1 of Annexure A	See Item 1 of Annexure A	See Item 1 of Annexure A

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Archer 3A	Archer 3A	Archer 3A	13,154,000 ordinary shares
Archer 3B	Archer 3B	Archer 3B	13,154,000 ordinary shares
Merlin	Merlin	Merlin	4,942,000 ordinary shares
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP (*Fund II*)	Fund II	Fund II	14,748,236 ordinary shares

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP (***Supp Fund II***)	Supp Fund II	Supp Fund II	10,874,072 ordinary shares
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II (NQP) LP (***NQP***)	NQP	NQP	707,190 ordinary shares
Pacific Equity Partners Fund II (Australasia) Pty Limited as trustee for the Pacific Equity Partners Fund II (Australasia) Unit Trust (***Australasia Fund II***)	Australasia Fund II	Australasia Fund II	3,162,958 ordinary shares
Pacific Equity Partners Fund II (Australasia) Pty Limited as trustee for the Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust (***Australasia Supp Fund II***)	Australasia Supp Fund II	Australasia Supp Fund II	1,500,928 ordinary shares
PEP Invetment Pty Limited (***PEP Invest***)	PEP Invest	PEP Invst	144,422 ordinary shares
PEP Co-Investment Pty Limited (***PEP Co-Invest***)	PEP Co-Investment Pty Limited	PEP Co-Investment Pty Limited	112,194 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Item 2 of Annexure A	See Item 2 of Annexure A

Signature

print name GREGORY MINTON

capacity DIRECTOR
Archer 3A and 3B

sign here [signature]

date 31/07 /2006

Directions

1. If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

2. See the definition of "associate" in section 9 of the Corporations Act 2001.

3. See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

4. The voting shares of a company constitute one class unless divided into separate classes.

5. The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

6. The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

7. Include details of:

    (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

8. If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

9. Details of the consideration must include any and all benefit, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A - Emeco Holdings Limited (ACN 112 188 815)

This is Annexure A of 1 pages referred to in Form 603 – Notice of initial substantial holder.

Gregory Minton

Date: 31 July 2006

Item 1. Details of relevant interests

Each of Archer 3A, Archer 3B and Merlin has a relevant interest in:

- the ordinary shares held by it as the registered holder, as set out in 'Item 4 – Details of present registered holders'; and
- in relation to each others' ordinary shares, together with the ordinary shares held by Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest, by virtue of the agreement dated 23 June 2006 between each of those entities attached at Annexure 2 (***Agreement***). Pursuant to the Agreement, each of those entities control the exercise of a power to dispose of each others' ordinary shares. The class and number of securities over which each of those entities has a relevant interest is the aggregate of the amounts set out under 'Item 4 – Details of present registered holders', being 62,500,000 ordinary shares.

Item 2. Name and address of perons named in the form

Name	Address
Archer 3A Archer 3B	Pier 2/3, suite 7, 13 Hickson Road, Dawes Point, Sydney NSW 2000
Merlin	Avenue Louise, 331-333 1050 Brussels, Belgium
Fund II Supp Fund II NQP	26 New Street, Saint Helier, Jersey, JE2 3RA
Australasia Fund II Australasia Supp Fund II PEP Invest PEP Co-Invest	Level 31, 126 Phillip Street, Sydney, New South Wales 2000

Annexure B - Emeco Holdings Limited (ACN 112 188 815)

This is Annexure B of 76 pages referred to in Form 603 – Notice of initial substantial holder.

Gregory Minton

Date: 31 July 2006

Agreement for transfer of Ordinary Shares in Emeco Holdings Limited (ACN 112 188 815) (the *Company*)

We, the undersigned (together the ***Investors***), acknowledge that:

- The Company will shortly undertake an initial public offering (***IPO***) of ordinary shares in the capital of the Company (***Ordinary Shares***).
- The Investors will hold the Ordinary Shares subject to voluntary escrow arrangements in accordance with escrow deeds entered into on or about today's date.

The Investors agree as follows:

1. Subject to paragraph 3, if any Investor is considering the disposal of any interest in the Ordinary Shares registered in the Investor's name (***Disposal*** or ***Dispose***) it must notify the other Investors and give them a reasonable opportunity to Dispose of their Ordinary Shares at the same time, on the same terms (including, without limitation, by way of a "block trade") and in similar proportions. For this purpose, "reasonable opportunity" includes, without limitation, the other Investors being given at least 10 business days after their receipt of the notification (or such shorter period as agreed pursuant to paragraph 6) to decide whether or not to so Dispose of their Ordinary Shares. However, the other Investors are not obliged to so Dispose of their Ordinary Shares.

2. If any person (including, without limitation, an investment bank) offers to provide a presentation or other formal oral communication or information (***Presentation***) or a submission or other written communication or information (***Submission***) to an Investor in connection with the possible Disposal of their Ordinary Shares, then the Investor must notify the other Investors and give them a reasonable opportunity to attend the Presentation or review the Submission (as applicable) before any related Disposal occurs. For this purpose, "reasonable opportunity" includes, without limitation:

   (a) any Presentation being provided at least 10 business days after receipt by the other Investors of the notification (or such shorter period as agreed pursuant to paragraph 6); or

   (b) the other Investors having at least 10 business days after their receipt of the notification (or such shorter period as agreed pursuant to paragraph 6) to review any Submission.

3. An Investor shall not be required to comply with paragraph 1 or 2 in respect of any Disposal to:

   (a) another nominee, trustee, general partner, custodian or manager of the Investor;

   (b) the underlying investors, unitholders, partners or participants in the Investor; or

   (c) another Investor,

   provided that any transferee, before any such Disposal, provides to the Investors the undertakings in this agreement (in a form satisfactory to the Investors).

4. The undertakings in this agreement only apply after the allotment by the directors of the Company of Ordinary Shares pursuant to the IPO and, in respect of each Investor, until it no longer holds any Ordinary Shares. For the avoidance of doubt, these undertakings do not

affect any Ordinary Shares that are agreed to be sold by the Investors to SaleCo pursuant to the Exit Deed and Deed Polls.

5. This agreement is governed by the laws of New South Wales and may be signed in counterparts.

6. Any amendment to, or waiver of, this agreement may be effected in writing by any partner or director of Archer Capital (for example, Gregory Minton) and any partner or director of Pacific Equity Partners (for example, Paul McCullagh).

Executed this 23rd **day of June 2006**

Signed for and on behalf of
Archer Capital 3A Pty Ltd as trustee for the Archer Capital Trust 3A
by a duly appointed attorney
in the presence of:

Signature of witness

Signatures of attorneys (We have no notice of revocation of the power of attorney under which we sign this document)

Louella Bosler
Name of witness (please print)

Greg Minton James Carnegie
Names of attorneys (please print)

Signed for and on behalf of
Archer Capital 3B Pty Ltd as trustee for the Archer Capital Trust 3B
by a duly appointed attorney
in the presence of:

Signature of witness

Signatures of attorneys (We have no notice of revocation of the power of attorney under which we sign this document)

Louella Bosler
Name of witness (please print)

Greg Minton James Carnegie
Names of attorneys (please print)

Signed for and on behalf of
Merlin Investments BVBA
by its duly authorised representative
in the presence of:

Signature of witness	Signature of authorised representative
Name of witness (please print)	Name of authorised representative (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness	Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)
Lowella Bosher Name of witness (please print)	Paul McCullagh Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness	Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)
Lowella Bosher Name of witness (please print)	Paul McCullagh Name of attorney (please print)

Signed for and on behalf of
Merlin Investments BVBA
by its duly authorised representative
in the presence of:

Signature of witness

Hilde WALRAEVENS

Name of witness (please print)

Signature of authorised representative

LUC HOLLMAN

Name of authorised representative (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Name of witness (please print)

Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Name of witness (please print)

Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II (NQP) LP
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Lowella Rosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners Fund II (Australasia) Pty Limited as trustee for the Pacific Equity Partners Fund II (Australasia) Unit Trust
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Lowella Rosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners Fund II (Australasia) Pty Limited as trustee for the Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Lowella Rosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed by
PEP Investment Pty Limited
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Lonella Bosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed by
PEP Co-Investment Pty Limited
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Lonella Bosher
Name of witness (please print)

Paul McCullagh.
Name of attorney(please print)


RECEIVED
2006 SEP 14 A 8:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN: 112 188 815

1. Details of substantial holder (1)

Name

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP (***Fund II***)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP (***Supp Fund II***)

Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II (NQP) LP (***NQP***)

Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Fund II (Australasia) Unit Trust (***Australasia Fund II***)

Pacific Equity Partners Fund II (Australasia) Pty Limited (ACN 106 318 370) as trustee for the Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust (***Australasia Supp Fund II***)

PEP Investment Pty Limited (ACN 083 026 984) (***PEP Invest***)

PEP Co-Investment Pty Limited (ACN 083 026 859) (***PEP Co-Invest***)

ACN (if applicable): (see above)

The holder became a substantial holder on 28/07/06

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities(4)	Number of securities	Persons' votes(5)	Voting power (6)
Ordinary	62,500,000	62,500,000	9.9%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Item 1 of Annexure A	See Item 1 of Annexure A	See Item 1 of Annexure A

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Fund II	Fund II	Fund II	14,748,236 ordinary shares
Supp Fund II	Supp Fund II	Supp Fund II	10,874,072 ordinary shares
NQP	NQP	NQP	707,190 ordinary shares

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Australasia Fund II	Australasia Fund II	Australasia Fund II	3,162,958 ordinary shares
Australasia Supp Fund II	Australasia Supp Fund II	Australasia Supp Fund II	1,500,928 ordinary shares
PEP Invest	PEP Invest	PEP Invest	144,422 ordinary shares
PEP Co-Invest	PEP Co-Invest	PEP Co-Invest	112,194 ordinary shares
Archer Capital 3A Pty Limited in its capacity as trustee of the Archer Capital Trust 3A (***Archer 3A***)	Archer 3A	Archer 3A	13,154,000 ordinary shares
Archer Capital 3B Pty Limited in its capacity as trustee of the Archer Capital Trust 3B (***Archer 3B***)	Archer 3B	Archer 3B	13,154,000 ordinary shares
Merlin Investments BVBA (***Merlin***)	Merlin	Merlin	4,942,000 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
N/A				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Item 2 of Annexure A	See Item 2 of Annexure A

Signature

print name Ian McCullagh capacity Director

sign here [signature] date 31/07/06

Annexure A - Emeco Holdings Limited (ACN 112 188 815)

This is Annexure A of 1 pages referred to in Form 603 – Notice of initial substantial holder.

Paul McCullagh

[person]

Date: 31 07 06

Item 1. Details of relevant interests

Each of Fund II, Supp Fund II, NQP, Australasia Fund II, Australasia Supp Fund II, PEP Invest and PEP Co-Invest has a relevant interest in:

- the ordinary shares held by it as the registered holder, as set out in 'Item 4 – Details of present registered holders'; and
- in relation to each others' ordinary shares, together with the ordinary shares held by Archer 3A, Archer 3B and Merlin, by virtue of the agreement dated 23 June 2006 between each of those entities attached at Annexure 2 (***Agreement***). Pursuant to the Agreement, each of those entities control the exercise of a power to dispose of each others' ordinary shares. The class and number of securities over which each of those entities has a relevant interest is the aggregate of the amounts set out under 'Item 4 – Details of present registered holders', being 62,500,000 ordinary shares.

Item 2. Nameand address of substantial holder

Name	Address
Fund II Supp Fund II NQP	26 New Street, Saint Helier, Jersey, JE2 3RA
Australasia Fund II Australasia Supp Fund II PEP Invest PEP Co-Invest	Level 31, 126 Phillip Street, Sydney, New South Wales 2000
Archer 3A Archer 3B	Pier 2/3, suite 7, 13 Hickson Road, Dawes Point, Sydney NSW 2000
Merlin	Avenue Louise, 331-333 1050 Brussels, Belgium

Annexure B - Emeco Holdings Limited (ACN 112 188 815)

This is Annexure B of 7 pages referred to in Annexure A of Form 603 – Notice of initial substantial holder.

~~[person]~~ PAUL McCULLAGH

Date: 31.07.06

Agreement for transfer of Ordinary Shares in
Emeco Holdings Limited (ACN 112 188 815) (the *Company*)

We, the undersigned (together the *Investors*), acknowledge that:

- The Company will shortly undertake an initial public offering *(IPO)* of ordinary shares in the capital of the Company (*Ordinary Shares*).

- The Investors will hold the Ordinary Shares subject to voluntary escrow arrangements in accordance with escrow deeds entered into on or about today's date.

The Investors agree as follows:

1. Subject to paragraph 3, if any Investor is considering the disposal of any interest in the Ordinary Shares registered in the Investor's name (***Disposal*** or ***Dispose***) it must notify the other Investors and give them a reasonable opportunity to Dispose of their Ordinary Shares at the same time, on the same terms (including, without limitation, by way of a "block trade") and in similar proportions. For this purpose, "reasonable opportunity" includes, without limitation, the other Investors being given at least 10 business days after their receipt of the notification (or such shorter period as agreed pursuant to paragraph 6) to decide whether or not to so Dispose of their Ordinary Shares. However, the other Investors are not obliged to so Dispose of their Ordinary Shares.

2. If any person (including, without limitation, an investment bank) offers to provide a presentation or other formal oral communication or information (***Presentation***) or a submission or other written communication or information (***Submission***) to an Investor in connection with the possible Disposal of their Ordinary Shares, then the Investor must notify the other Investors and give them a reasonable opportunity to attend the Presentation or review the Submission (as applicable) before any related Disposal occurs. For this purpose, "reasonable opportunity" includes, without limitation:

   (a) any Presentation being provided at least 10 business days after receipt by the other Investors of the notification (or such shorter period as agreed pursuant to paragraph 6); or

   (b) the other Investors having at least 10 business days after their receipt of the notification (or such shorter period as agreed pursuant to paragraph 6) to review any Submission.

3. An Investor shall not be required to comply with paragraph 1 or 2 in respect of any Disposal to:

   (a) another nominee, trustee, general partner, custodian or manager of the Investor;

   (b) the underlying investors, unitholders, partners or participants in the Investor; or

   (c) another Investor,

   provided that any transferee, before any such Disposal, provides to the Investors the undertakings in this agreement (in a form satisfactory to the Investors).

4. The undertakings in this agreement only apply after the allotment by the directors of the Company of Ordinary Shares pursuant to the IPO and, in respect of each Investor, until it no longer holds any Ordinary Shares. For the avoidance of doubt, these undertakings do not

affect any Ordinary Shares that are agreed to be sold by the Investors to SaleCo pursuant to the Exit Deed and Deed Polls.

5. This agreement is governed by the laws of New South Wales and may be signed in counterparts.

6. Any amendment to, or waiver of, this agreement may be effected in writing by any partner or director of Archer Capital (for example, Gregory Minton) and any partner or director of Pacific Equity Partners (for example, Paul McCullagh).

Executed this 23rd **day of June 2006**

Signed for and on behalf of
Archer Capital 3A Pty Ltd as trustee for the Archer Capital Trust 3A
by a duly appointed attorney
in the presence of:

Signature of witness

Signatures of attorneys (We have no notice of revocation of the power of attorney under which we sign this document)

Louella Bosler
Name of witness (please print)

Greg Minton James Carnegie
Names of attorneys (please print)

Signed for and on behalf of
Archer Capital 3B Pty Ltd as trustee for the Archer Capital Trust 3B
by a duly appointed attorney
in the presence of:

Signature of witness

Signatures of attorneys (We have no notice of revocation of the power of attorney under which we sign this document)

Louella Bosler
Name of witness (please print)

Greg Minton James Carnegie
Names of attorneys (please print)

Signed for and on behalf of
Merlin Investments BVBA
by its duly authorised representative
in the presence of:

Signature of witness	Signature of authorised representative
Name of witness (please print)	Name of authorised representative (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness	Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)
Louella Bosher Name of witness (please print)	Paul McCullagh Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness	Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)
Louella Bosher Name of witness (please print)	Paul McCullagh Name of attorney (please print)

Signed for and on behalf of
Merlin Investments BVBA
by its duly authorised representative
in the presence of:

Signature of witness

Hilde WALRAEVENS

Name of witness (please print)

Signature of authorised representative

LUC HOLLMAN

Name of authorised representative (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Name of witness (please print)

Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Supplementary Fund II LP
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Name of witness (please print)

Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners (Jersey) Limited as General Partner of Pacific Equity Partners Fund II (NQP) LP
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Louella Rosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners Fund II (Australasia) Pty Limited as trustee for the Pacific Equity Partners Fund II (Australasia) Unit Trust
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Louella Rosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed for and on behalf of
Pacific Equity Partners Fund II (Australasia) Pty Limited as trustee for the Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Louella Rosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed by
PEP Investment Pty Limited
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Lovella Bosher
Name of witness (please print)

Paul McCullagh
Name of attorney (please print)

Signed by
PEP Co-Investment Pty Limited
by a duly appointed attorney
in the presence of:

Signature of witness

Signature of attorney (I have no notice of revocation of the power of attorney under which I sign this document)

Lovella Bosher
Name of witness (please print)

Paul McCullagh
Name of attorney(please print)


RECEIVED
2006 SEP 14 A 8:5
OFFICE OF INTERNATIONA
CORPORATE FINANCE


Emeco Holdings Limited

NOT FOR DISTRIBUTION IN THE UNITED STATES

Thursday, 27 July 2006

Media Release

Emeco Holdings successfully completes book-build ahead of ASX listing

Emeco Holdings Limited (Emeco) today announced a successful completion of its book-build ahead of its proposed ASX listing on Friday 28 July 2006.

Managing Director of Emeco, Mr Laurie Freedman, said the most important aspect of executing the deal was ensuring debt was reduced and growth capex was in place to fund the company's growth plans.

"With new capital raised, Emeco will now have the capacity to continue building its market-leading positions in Australia and Indonesia, and capitalise on strong growth occurring in the US, Canada and Europe.

"Our recent acquisition of TSM North America signals the company's intent in the US.

"Also we will now be able to pursue aspirations to build upon our beachheads in the Netherlands to service Europe, the Middle East and Africa.

"Since we released the prospectus we have spent approximately $26 million acquiring NSW based Bevans, and TSM, which puts the company well ahead of its spend rate for FY07," Mr Freedman said.

Chairman of Emeco, Mr Greg Minton said the company had a first-rate management team and board with the experience to execute Emeco's next phase of growth as a public company.

Based on the final price of A$1.90 per Share, Emeco Holdings will have a market capitalisation of A$1.2 billion and, subject to meeting S&P/ASX index inclusion criteria, will be included in the S&P/ASX 200 Index.

Existing shareholders will retain a total shareholding of 21.2 per cent of total issued capital. Of this, Senior Management will hold 11.4 per cent of the total Shares issued.

Emeco expects to list on the ASX on a conditional and deferred settlement basis at 12 Noon (AEST) on Friday 28 July 2006. The ASX code for Emeco is "EHL".

Important Notice

This press release is not an offer of securities for sale in the United States. No security of any member of the Emeco group of companies has been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and no such security may be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an exemption from registration under the Securities Act and such laws. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

- Ends -

Media Contact Details:

Peter Brookes, Cannings
Tel 02 8284 9966 Mob 0407 911 389

Emeco Holdings Limited

ABN 89 112 188 815

About this Supplementary Prospectus

This is a supplementary prospectus for the purpose of Chapter 6D of the Corporations Act (the ***Supplementary Prospectus***). This Supplementary Prospectus supplements the replacement prospectus lodged by Emeco Holdings Limited and Emeco Australia Pty Ltd with Australian Securities and Investments Commission (***ASIC***) on 3 July 2006 (the ***Prospectus***). This Supplementary Prospectus must be read together with the Prospectus.

This Supplementary Prospectus is dated 27 July 2006, and was lodged with ASIC on that date. ASIC and Australian Stock Exchange Limited take no responsibility for the contents of this Supplementary Prospectus.

Definitions

A number of words and terms used in this Supplementary Prospectus have defined meanings that appear in the Definitions and Glossary in Section 12 of the Prospectus.

Section 3.3 - Minimum Gross Proceeds Raised and the Use of Funds

Section 3.3 of the Prospectus describes the minimum Gross Proceeds amount required to be raised under the Offer. Emeco Holdings Limited (the ***Company***) has decided to set the Final Price at $1.90 per Share. The effect of this is that the minimum Gross Proceeds to be raised under the Offer of $1,005 million has been amended and the Company intends to proceed with the Offer. The minimum Gross Proceeds that is now required to be raised for the Offer to proceed is such amount sufficient to:

- allow the Company to reduce Net Debt to approximately $250 million (including the elimination of all debt relating to the Notes either through their Exchange or Redemption). The amount required to reduce Net Debt to approximately $250 million is estimated to be approximately $352 million;
- pay approximately $28.9 million of the costs of the Offer;
- allow the Company to acquire approximately 61.3 million shares in Emeco UK at the Final Price pursuant to the Emeco UK Acquisition; and
- allow Saleco to sell approximately 235.1 million Shares in the Offer.

At a Final Price of $1.90 per Share the Gross Proceeds to be raised will be approximately $944.2 million. The Gross Proceeds raised will still allow the Company to achieve all of the objectives set out in Section 3.3, namely to reduce Net Debt to approximately $250 million and to pay approximately $28.9 million of the costs of the Offer (ie. the Company will still raise approximately $381 million to achieve these two objectives). The balance of the Gross Proceeds will be used to allow the Company to acquire approximately 61.3 million shares in Emeco UK pursuant to the Emeco UK Acquisition and allow Saleco to sell approximately 235.1 million Shares in the Offer, as originally intended.

Section 3.4 – Position of Existing Shareholders

Because the Final Price will be set below the Indicative Price Range the percentage ownership positions in the Company of the Archer Capital Funds, the Pacific Equity Partners Funds and the Management Investors and Group Employees will be reduced accordingly and the ownership percentage of New Shareholders will correspondingly be increased. The ownership percentages described in section 3.4 of the Prospectus reflected the position assuming the Final Price was set at the mid-point in the Indicative Price Range. At the Final Price of $1.90 per Share the ownership percentages of the relevant stakeholding groups will be:

	Number of Shares (million)	%
Archer Capital Funds	31.3	4.9%
Pacific Equity Partners Funds	31.3	4.9%
Management Investors and Group Employees	72.0	11.4%
New Shareholders#	496.9	78.7%
Total	631.5	100%

This includes approximately 9.7 million Shares issued to Group employees under the Management Incentive Share Plan *and approximately 0.7 million Shares issued to the vendor of Bevan's in July 2006.*

There is no change to the actual number of Shares sold or retained by Existing Shareholders as described in the Prospectus.

Other Offer Statistics

At a Final Price of $1.90 per Share (and assuming 50% of the Noteholders elect to Exchange their Notes):

- the number of Shares available under the Offer will be approximately 497.1 million
- the Market Capitalisation will be approximately $1199.8 million
- Net Debt will remain at approximately $250 million
- Enterprise Value will be approximately $1449.8 million
- FY2007F Pro forma Enterprise Value/EBITDA will be 7.0x
- FY2007F Pro forma earnings per Shares (pre-amortisation) will be 11.7 cents
- FY2007F Pro forma earnings per Shares (post-amortisation) will be 11.1 cents
- FY2007F Pro forma price/earnings ratio (pre-amortisation) will be 16.3x
- FY2007F statutory Enterprise Value/EBITDA will be 7.0x
- FY2007F statutory earnings per Shares (pre-amortisation) will be 8.7 cents
- FY2007F statutory earnings per Shares (post-amortisation) will be 8.2 cents

Offer Management Agreement

The Joint Lead Managers have consented to the changes as set out above, and the lodgement of this Supplementary Prospectus.

Authorisation of this Supplementary Prospectus

This Supplementary Prospectus was approved by each director of the Company and by each director of Emeco Australia Pty Ltd.


ASX
AUSTRALIAN STOCK EXCHANGE


RECEIVED
2006 SEP 14 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MARKET RELEASE

13 July 2006

Emeco Limited
10.0825% Secured, Redeemable, Exchangeable Subordinated Notes

SUSPENSION FROM OFFICIAL QUOTATION

The 10.0825% Secured, Redeemable, Exchangeable Subordinated Notes (the "Notes") of Emeco Limited (the "Company") will be suspended from official quotation at the close of trading on Friday 14 July 2006, at the request of the Company, pending the exchange or redemption of the Notes

Security Code: EMCG

Brendan O'Hara
Manager, Issuers (Perth)



Emeco Limited

Market release
11 July 2006

Emeco Group completes strategic US acquisition

Emeco Equipment (USA) LLC, a member of the Emeco group of companies, has acquired from TSM North America Inc. (**TSM**) a large package of TSM's heavy earth moving equipment which is partially deployed under rental contracts with coal mining companies in Kentucky and West Virginia.

Under the terms of the sale agreement between Emeco and TSM, Emeco acquired approximately 50 machines for a purchase price of US$11.4 million. Emeco has also been assigned a number of TSM's equipment rental contracts.

The acquisition provides Emeco with a core inventory of assets for deployment in the Appalachian coal mining region of the United States.

Emeco's Managing Director, Laurie Freedman said, "The purchase of this equipment is Emeco's first significant US acquisition and will enable Emeco to take advantage of growth opportunities and pursue its strategy to expand its business model throughout the Appalachian coal mining region, with particular focus on Kentucky, West Virginia and Ohio."

"We are planning to add further inventory to the Appalachian fleet by purchasing additional assets and by purchase and lease-back arrangements with mining companies in the region who are looking to free up their balance sheets. The market research we have undertaken on the opportunities available in the region has proven encouraging and has given us sufficient confidence to establish an office in London, Kentucky to service existing and new customers."

"Emeco opened its doors in the United States in 2000 and currently has offices in Houston, Texas and Atlanta, Georgia. The opening of an office in London, Kentucky, is

PO Box 1173
West Perth WA 6872

10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Limited A.C.N. 112 227 728

an exciting new phase in the development of Emeco's North American business", Mr Freedman said.

Emeco has significantly expanded its international business in recent years and, in addition to its Australian operations, has operations in the Netherlands, Indonesia, Canada and the United States. These operations are supported by Emeco's global procurement capability, which provides the Emeco group with access to low houred, high quality equipment and parts and provides market intelligence that helps Emeco to secure quality machines in tight supply conditions.

Notice

This release is not an offer of securities for sale in the United States. No security of any member of the Emeco group of companies has been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and no such security may be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an exemption from registration under the Securities Act and such laws. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

-Ends-

Media Contact Details:

Peter Brookes, Cannings
Tel +61 2 82 84 9966
Mob 0407 911 389


Emeco Limited

Market release
5 July 2006

Emeco Group completes acquisition of Bevans

Emeco International Pty Ltd, a wholly owned subsidiary of Emeco Ltd, has completed the acquisition of the business and assets of Bevans ("**Bevans**"), an independent earthmoving equipment rental and sales business based in Orange, New South Wales.

Emeco Ltd's Chief Executive Officer, Laurie Freedman, said "We look forward to exploring the growth opportunities which Bevans gives us and to expanding the Emeco business model in the mining, quarrying and civil construction sectors in regional New South Wales and Victoria."

For further information please contact:

Peter Brookes
Cannings
Telephone: +61 2 82 84 9966
Mobile: 0407 911 389

EMECO HOLDINGS LIMITED ABN 89 112 188 815

PROSPECTUS

Emeco

JOINT LEAD MANAGERS TO THE OFFER

citigroup CREDIT SUISSE UBS Investment Bank

This Prospectus is a replacement prospectus. It replaces the prospectus that was lodged with ASIC on 26 June 2006.

Offer

The Offer contained in this Prospectus is an invitation to apply for Shares in Emeco Holdings Limited ABN 89 112 188 815 ("Company" or "Emeco Holdings"). No person is authorised to provide any information or to make any representation in connection with the Offer which is not contained in this Prospectus. Any information or representation not contained in this Prospectus may not be relied on as having been authorised by the Company or Saleco or their respective directors in connection with the Offer.

Lodgement and Listing

This Prospectus is dated 3 July 2006 and was lodged with ASIC on that date. Neither ASIC nor ASX takes any responsibility for the contents of this Prospectus or the merits of the investment to which this Prospectus relates. The Company has applied to ASX for listing of the Company and quotation of the Shares on ASX. No securities will be issued or sold on the basis of this *Prospectus later than 25 July 2007.*

Note to Applicants

The Offer does not take into account the investment objectives, financial situation and particular needs of an investor.

It is important that you read this Prospectus carefully and in full before deciding whether to invest in the Company. In particular, in considering the prospects of the Company, you should consider the risk factors that could affect the financial performance of the Group. You should carefully consider these risks in light of your personal circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker or other professional adviser before deciding whether to invest. Some of the risk factors that should be considered by prospective investors are set out in Section 10. You should also consider the assumptions underlying the financial forecasts and the risk factors that could affect the Group's business, financial condition and results of operations.

No person named in this Prospectus nor any other person guarantees the performance of the Company or the repayment of capital or the payment of a return on the Shares.

No Offering Where Offering Would Be Illegal

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register or qualify the Shares or the Offer, or to otherwise permit a public offering of Shares, in any jurisdiction outside Australia. The distribution of this Prospectus outside Australia may be restricted by law and persons who come into possession of this Prospectus outside Australia should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. For details of selling restrictions that apply to the Shares in certain jurisdictions outside of Australia, please refer to Section 3.24 for further information.

WARNING

United States

The Shares have not been and will not be registered under the US Securities Act of 1933, as amended ("US Securities Act"), and may not be offered, sold or resold (i) in the United States or to, or for the account or benefit of, US Persons (as defined in Regulation S under the US Securities Act), except to qualified institutional buyers (as defined in Rule 144A under the US Securities Act) in transactions exempt from the registration requirements of the US Securities Act in accordance with Rule 144A thereunder and applicable US state securities laws and (ii) outside the United States, except to persons other than US Persons in offshore transactions in compliance with Regulation S under the US Securities Act.

This Prospectus does not constitute an offer to Exchange Notes under the *Noteholder Exchange Offer, which is only open to Noteholders in Australia,* Hong Kong and Singapore. The Noteholder Exchange Offer is not available to US Persons or persons that hold the Notes for, or act for the account or benefit of, US Persons, and such persons are not entitled to participate in the Noteholder Exchange Offer.

Hong Kong

The contents of this Prospectus have not been reviewed by any regulatory *authority in Hong Kong. You are advised to exercise caution in relation to the* Offer. If you are in any doubt about any of the contents of this Prospectus, you should obtain independent professional advice.

Singapore

This Prospectus has not been lodged or registered as a prospectus with the Monetary Authority of Singapore, and the Noteholder Exchange Offer and the Noteholder Priority Offer will be offered in Singapore only pursuant to exemptions in Subdivision (4) Division 1, Part XIII and Subdivision (4) Division 2, Part XIII of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"). Accordingly, the Company has not made and will not make, the Noteholder Exchange Offer or the Noteholder Priority Offer, nor will it circulate or distribute this Prospectus or any other offering document or material relating to the Noteholder Exchange Offer or the Noteholder Priority Offer, either directly or indirectly, in Singapore other than in circumstances permitted under the SFA.

Electronic Prospectus

This Prospectus is available to Australian resident investors in electronic form via www.emecoequipment.com. The Offer constituted by this Prospectus in electronic form is available only to persons within Australia and is not available to persons in the United States or to US Persons. Persons having received a copy of this Prospectus in its electronic form may, before the Closing Date for the Retail Offer, Priority Offers, Noteholder Exchange Offer and Employee Gift Offer, obtain a paper copy of this Prospectus (free of charge) by telephoning 1800 689 300. Applications for Shares may only be made on the appropriate Application Form attached to or accompanying this Prospectus or in its paper copy form, which must be downloaded in its entirety from www.emecoequipment.com. By making an Application, you declare that you were given access to the Prospectus, together with an Application Form. The Corporations Act prohibits any person from passing an Application Form to another person unless it is attached to, or accompanied by, a hard copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

Financial Information Presentation

There is no financial information for the Company prior to its incorporation in December 2004. The Directors have prepared Pro Forma Historical Financial Information to present potential investors in the Company with information to help them understand what the historical financial performance would have been had the businesses operated and reported as a single consolidated group since 1 July 2002 until the incorporation of the Company, subject to the pro forma adjustments detailed in Section 7.

The Statutory Historical Financial Information and Pro Forma Historical Financial Information included in this Prospectus for FY2005, HY2004 and HY2005 have been prepared and presented in accordance with the recognition and measurement principles prescribed in the Australian equivalents to International Financial Reporting Standards ("AIFRS") and other mandatory professional reporting requirements in Australia. The Pro Forma Historical Financial Information presented in this Prospectus for FY2003 and FY2004 has been prepared and presented in accordance with the recognition and measurement principles prescribed in Australian GAAP.

In accordance with customary practice for offerings in Australia, this Prospectus includes Directors' Forecasts for FY2006F and FY2007F. The basis of preparation and presentation of the Directors' Forecasts, to the extent relevant, is consistent with the basis of preparation and presentation for the Pro Forma Historical Financial Information for FY2005.

The Statutory Historical Financial Information, Pro Forma Historical Financial Information and Directors' Forecasts presented in this Prospectus are unaudited.

The Pro Forma Historical Financial Information and the Directors' Forecasts in this Prospectus should be read in conjunction with, and they are qualified by reference to, the information contained in Section 7 relating to Pro Forma Historical Financial Information, in Section 8 relating to Directors' Forecasts and in Appendices A, B and C.

Industry and Market Data

This Prospectus contains information concerning the heavy earthmoving equipment market and Emeco's market segments and product areas generally which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the earthmoving equipment market and Emeco's market segments and product areas will develop. These assumptions have been derived from information currently available to Emeco. They include, among others, the following general underlying assumptions:

- the earthmoving equipment market will continue to expand over time;
- the volume of earth moved in the mining, large scale civil construction and aggregates sectors and the geographies in which Emeco operates will continue to grow over time;
- Emeco will continue to be able to raise and deploy capital to procure used and new equipment and parts; and
- mining, large scale civil construction and aggregates customers will continue to rent heavy earthmoving equipment.

Although Emeco believes this information is reliable, including information provided in this Prospectus on a historical basis, Emeco has not independently verified and cannot guarantee the accuracy or completeness of the information.

If any one or more of the foregoing assumptions are incorrect, actual market results may differ from those predicted. While Emeco cannot predict with any certainty what impact any such differences may have on Emeco's business, its future results of operations and financial condition, the market price of Shares may be materially adversely affected.

Actual results may differ materially from those suggested by the forward-looking statements for various reasons, including those discussed under "Risk Factors" in Section 10.

Information sourced from the Parker Bay Company is based on heavy earthmoving equipment of the following sizes: dump trucks greater than 90 metric tons, dozers greater than 400 kilowatts, loaders greater than 20 metric tons, excavators greater than 145 metric tons and graders greater than 200 kilowatts.

Existing Share Capital Position

As at the Prospectus Date, the Company has on issue various classes of shares including management performance shares, special voting shares, deferred shares, preferred ordinary shares and ordinary shares. Immediately before completion of the Offer, the Company and its Shareholders have agreed (and, where appropriate, have resolved) to reorganise the Company's share capital, so that it will only have ordinary shares on issue. All references to Shares in this Prospectus assume that the reorganisation of the Company has occurred. For further details of the Company's reorganisation of its share capital, refer to Section 11.10.

Financial Amounts

Money as expressed in this Prospectus is in Australian dollars unless otherwise indicated. Where a Canadian dollar amount has been converted to Australian dollars, the exchange rate of AUD/CAD 0.85 in the FY2006F Directors' Forecasts and 0.82 in the FY2007F Directors' Forecasts has been assumed unless otherwise stated. Where a United States dollar amount has been converted to Australian dollars, the exchange rate of AUD/USD 0.76 in the FY2006F Directors' Forecasts and 0.72 in the FY2007F Directors' Forecasts has been assumed unless otherwise stated.

Rounding

Some amounts in this Prospectus may not reconcile due to rounding.

Exposure Period

The Corporations Act prohibits the Company from processing Applications in the seven day period after the date of lodgement of the original prospectus which has been replaced by this Prospectus. This period may be extended by ASIC by up to a further seven days. This period is an exposure period to enable this Prospectus to be examined by market participants prior to the raising of funds. Applications received during the Exposure Period will not be processed until after the expiry of that period. No preference will be conferred on Applications received during the Exposure Period.

Photographs

Photographs used in this Prospectus which do not have descriptions are for illustration only and should not be interpreted to mean that any person shown endorses this Prospectus or its contents or that the assets shown in them are owned by the Company.

Definitions and References to Time

Certain terms and abbreviations used in this Prospectus have defined meanings, which are explained in Section 12. Unless otherwise stated or implied, references to times in this Prospectus are to Australian Eastern Standard Time ("AEST").

Unless otherwise stated or implied, references to Emeco or the Group in this Prospectus mean the Company and its subsidiaries (as of Listing). Details of Emeco's structure as at the date of this Prospectus and the proposed new structure on Listing are set out in Section 6.4.

Privacy

By completing an Application Form, you are providing personal information to the Company and Saleco through the Share Registry, which is contracted by the Company and Saleco to manage Applications. The Company, Saleco and the Share Registry on their behalf, collect, hold and use that personal information to process your Application, service your needs as a Shareholder, provide facilities and services that you request and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If you do not provide the information requested in an Application Form, the Company, Saleco and the Share Registry may not be able to process or accept your Application.

The Company, Saleco and the Share Registry may disclose your personal information for purposes related to your investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act:

- the Share Registry for ongoing administration of the Shareholder register;
- the Joint Lead Managers in order to assess your Application;
- printers and other companies for the purpose of preparation and distribution of documents and for handling mail;
- market research companies for the purpose of analysing the Company's shareholder base and for product development and planning; and
- legal and accounting firms, auditors, contractors, consultants and other advisers for the purpose of administering, and advising on, the Shares and for associated actions.

You may request access to your personal information held by (or on behalf of) the Company or Saleco. You may be required to pay a reasonable charge to the Share Registry to access your personal information. You can request access to your personal information by writing to or telephoning the Share Registry as follows:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Telephone: 1800 689 300.

In accordance with the requirements of the Corporations Act, information on the Shareholder register will be accessible by members of the public.

Company's Website

Any references to documents included on the Company's website are provided for convenience only, and none of the documents or other information on the website is incorporated by reference into this Prospectus.

Questions

Australian investors that have any questions in relation to the Offer may call the Emeco Share Offer Hotline on 1800 689 300 in Australia. A copy of the Prospectus may also be obtained by Australian resident investors from the Company's website which can be accessed at www.emecoequipment.com.


Emeco

KEY INFORMATION

important dates

Announcement of Noteholder Exchange Offer and Redemption	26 June 2006
Expected despatch of Exchange Notice and Redemption Notice	29 June 2006
Opening of Retail Offer, Priority Offers, Noteholder Exchange Offer and Employee Gift Offer	4 July 2006
Suspension of trading of Notes on ASX	14 July 2006
Close of Retail Offer, Priority Offers, Noteholder Exchange Offer and Employee Gift Offer and closing of Notes Register	21 July 2006
Institutional Offer opens	25 July 2006
Institutional Offer closes	26 July 2006
Final Price and allocation announcement	27 July 2006
Expected commencement of trading on ASX (conditional and deferred settlement basis)	28 July 2006
Institutional Offer settlement	3 August 2006
Allotment and transfer of Shares	4 August 2006
Redemption of Notes	4 August 2006
Shares expected to begin trading on a normal basis	7 August 2006

Note: All the above dates are indicative only. The Company and Saleco, in agreement with the Joint Lead Managers, reserve the right to vary these dates, including to close the Offer early or withdraw the Offer, to extend the Closing Date or to accept late Applications (either generally or in particular cases) without notifying any recipient of this Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible as the Offer may close at any time without notice.

key offer statistics

Indicative Price Range[1]	$2.10 – 2.50
Number of Shares available under the Offer[2,3]	450.8 – 478.7 million
Gross proceeds of the Offer[2,3,4]	$1,005 – 1,127 million
Net proceeds to Emeco from the Offer[5]	$352 million
Total number of Shares on issue following the Offer[2,3,6]	585.2 – 613.1 million
Market Capitalisation[3,7]	$1,288 – 1,463 million
Net Debt[8]	$250 million
Enterprise Value[9]	$1,538 – 1,713 million

1 The Indicative Price Range is indicative only. The Final Price may be set at a price within, above or below this range.
2 Based on the Indicative Price Range.
3 The number of Shares to be issued or sold under the Offer will depend on the number of Noteholders who elect to Exchange their Notes, the number of Shares needed to be issued to reduce Net Debt to approximately $250 million, and the number of Shares required to cover the costs of the Offer (see Section 11.17 for further information). This range assumes that there will be full acceptance of the Employee Gift Offer by Eligible Employees and that 50% of the Notes will be Exchanged.
4 Calculated as the number of Shares issued or sold under the Retail Offer, the Priority Offers and the Institutional Offer multiplied by the Final Price, plus the number of Shares issued or sold under the Noteholder Exchange Offer multiplied by 97.5% of the Final Price.
5 The only proceeds Emeco will receive from the Offer will be the $352 million used to repay debt as described in Section 1.8. Remaining proceeds from the Offer will be realised by the Existing Shareholders and used to pay the costs of the Offer. See Section 1.8 for additional information.
6 The total number of Shares on issue following the Offer will be the sum of the total number of Shares issued or sold under the Offer and the number of Shares retained by the Existing Shareholders (see Section 3.4 for further information).
7 Calculated as the total number of Shares on issue immediately following completion of the Offer multiplied by the Indicative Price Range.
8 Estimated approximate Net Debt outstanding immediately following completion of the Offer as set out in Section 8.6.4.
9 Calculated as the sum of the Market Capitalisation at the Indicative Price Range and the estimated approximate Net Debt outstanding at completion of the Offer.

FY2007F pro forma financial ratios[1]

Pro forma Enterprise Value/EBITDA[2]	7.4 – 8.3x
Pro forma earnings per Share (pre-amortisation)[2,3]	12.0 – 12.6 cents
Pro forma earnings per Share (post-amortisation)[2,3]	11.5 – 12.0 cents
Pro forma price/earnings ratio (pre-amortisation)[4]	17.5 – 19.8x

FY2007F statutory financial ratios[1]

Enterprise Value/EBITDA[2]	7.5 – 8.3x
Earnings per Share (pre-amortisation)[2,3]	9.0 – 9.4 cents
Earnings per Share (post-amortisation)[2,3]	8.4 – 8.8 cents

1 Based on the Directors' Forecasts (the Directors' Pro Forma Forecast and the Directors' Statutory Forecast). The Directors' Pro Forma Forecast is based on the Directors' Statutory Forecast in that certain financial restructuring and recapitalisation expenses that are expected to be incurred as a result of the Offer and are not expected to recur have been added back. Details of the Directors' Forecasts, the assumptions on which they are based and the Management discussion and analysis of such forecasts and assumptions, together with associated risk factors, are set out in Sections 8 and 10, which you are encouraged to read fully.
2 Based on the Indicative Price Range, 585.2 – 613.1 million Shares assumed to be outstanding immediately following completion of the Offer, and estimated Net Debt of approximately $250 million.
3 Amortisation relates to the amortisation of intangibles including goodwill and contracts.
4 Based on the Indicative Price Range and pro forma earnings per share (pre-amortisation). A price earnings ratio based on statutory earnings has not been shown as the FY2007F statutory earnings forecast is not representative of the underlying earnings of Emeco due to the impact of certain significant non-recurring items described in Appendix B, Section 2.

CONTENTS

3 July 2006

Dear Investor

On behalf of the Directors, it is our pleasure to invite you to become a shareholder of Emeco Holdings.

Emeco has a #1 market share of heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on estimated number of machines rented. Emeco rents and sells a wide range of highly reliable, low-houred heavy earthmoving equipment to the mining and civil construction sectors in Australia, Indonesia and Canada. Emeco provides its customers with a reliable, comprehensively serviced and well maintained fleet of equipment for their large scale earthmoving requirements. For the 12 months ending 30 June 2006, Emeco is forecasting pro forma revenue of $381.0 million and pro forma EBITDA of $141.5 million. As at 31 March 2006, Emeco operated from 18 locations in five countries and had a rental fleet of 773 machines.

Emeco has integrated Rental, Sales, Parts & Maintenance and a global procurement network into a single business model to offer an attractive value proposition. Emeco has a history of entering new markets to introduce the rental model for heavy earthmoving equipment. Central to Emeco's integrated business model is its global procurement network, which has been built over more than 30 years. This network provides access to equipment for Emeco's global fleet and generates market intelligence. Emeco believes that this network is a significant barrier to potential new competitors entering Emeco's markets.

Emeco's international footprint gives it the scale to exploit significant growth opportunities in new geographies and markets and to deploy its equipment to meet the needs of its international customer base. Increasing rental demand and recognition of the benefits provided by the rental model are expected to lead to a rise in rental penetration in Emeco's target markets from current low levels. Continued growth in commodities production is expected to lead to growth in the volume of earth moved to support that production.

Emeco's Management will continue to have a significant shareholding in the Company following the Offer, which we believe will incentivise them to build on Emeco's strong track record and capitalise on Emeco's growth opportunities.

Detailed information about the Offer and Emeco's business, as well as a number of the risks of investing in the Shares, are set out in this Prospectus which we encourage you to read carefully.

To apply for the Shares, you will need to complete an Application Form accompanying this Prospectus. If you are an Australian resident and have any questions about how to apply for the Shares, you should call the Emeco Share Offer Hotline on 1800 689 300. The Offer, other than the Institutional Offer, is expected to close at 5:00pm (AEST) on 21 July 2006.

The Directors believe that Emeco represents an attractive investment proposition. Together with our fellow Directors, we recommend the Offer to you and look forward to welcoming you as a shareholder of Emeco Holdings.

Yours sincerely

Greg Minton (Right)
Chairman

Alec Brennan (Left)
Chairman Elect

LEADING MARKET SHARES[1]

Leading market position in rental of heavy earthmoving equipment to customers in the mining industry in Australia and Indonesia

Approximately **30%** estimated share of the Australian heavy earthmoving equipment rental market

#1 IN AUSTRALIAN RENTAL TO MINING INDUSTRY


Emeco 30%
#2 Player 10%
Others 60%

Approximately **55%** estimated share of the Indonesian heavy earthmoving equipment rental market

#1 IN INDONESIAN RENTAL TO MINING INDUSTRY


Emeco 55%
#2 Player 35%
Others 10%



1 Market share information is approximated and is based on a number of assumptions including rental penetration, total installed base, and the fleet size of Emeco's major competitor in each market. Rental penetration is based on a combination of publicly available information, Management experience in the Australian and Indonesian rental markets and various other sources. The estimate of total installed based is sourced from the Parker Bay Company. Competitor fleet size is estimated based on a combination of Management experience and publicly available data.



MULTIPLE BARRIERS TO ENTRY

Global procurement network

Scale

OEM independence

Established customer relationships

Reputation

CONTINUED GROWTH IN VOLUME OF EARTH MOVED



7858

Mining sector continues to experience strong growth

Attractive underlying market dynamics

VOLUME OF EARTH MOVED IN EMECO'S EXISTING MARKETS 2000 – 2010F
Earth Moved by Country



billion bcm
7
6
5
4
3
2
1
0
2000
2002
2004
2006F
2008F
2010F
CAGR 10.9%
CAGR 6.1%
CAGR 05–10F
18.1%
3.5%
4.8%
Canada
Indonesia
Australia

Source: AME Mineral Economics. Chart based on volume of earth moved in Australia (open cut mining of coal, gold, iron ore, copper), Indonesia (open cut mining of coal, gold copper) and Canada (open cut mining of oil sands). Emeco's equipment is used directly in the mining of the coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.
Note: Years ended or ending 31 December.



SIGNIFICANT POTENTIAL TO INCREASE PENETRATION OF RENTAL MODEL

Attractive rental value proposition

Growth potential based on continued rental penetration

Expansion of rental model in new markets


Emeco

GEOGRAPHIC AND SECTOR EXPANSION OPPORTUNITIES

Significant growth opportunity in new mining markets

Construction and aggregates represent significant market opportunities

Track record of entering new markets





GLOBAL PROCUREMENT NETWORK – SIGNIFICANT COMPETITIVE ADVANTAGE

Provides access to equipment for Emeco's international fleet

Delivers wholesale pricing

Facilitates residual management

Generates market intelligence

Represents barrier to entry

MANAGEMENT'S TRACK RECORD OF EXECUTION

26% pro forma revenue and **33%** pro forma EBITDA expected CAGRs from FY2003 to FY2006F

Disciplined management of growth capital

Experienced team of industry veterans

Successful acquisition and organic growth track record

PRO FORMA EBITDA GROWTH – FY2003 TO FY2006F



CAGR: 33%
60.7
73.3
96.4
141.5
FY2003
FY2004
FY2005
FY2006F

Source: Emeco.

Note: Pro forma EBITDA for FY2006F is based on the Directors' Forecasts. Details of the Directors' Forecasts, the assumptions on which they are based and the Management discussion and analysis of such forecasts and assumptions, together with associated risk factors, are set out in Sections 8 and 10, which you are encouraged to read fully.



STRONG FINANCIAL MODEL DELIVERS ATTRACTIVE RETURNS

31.2% average annual pro forma EBITDA ROFE and **18.6%** average annual pro forma EBITA ROFE forecasted from FY2003 to FY2007F

KEY INVESTMENT RISKS[1]

Access to and supply of used and new equipment

Access to capital to fund capital expenditure

Declines in volume, or rate of growth of volume, of earth moved in mining, large scale civil construction and aggregates

Changing customer preferences regarding rental of heavy earthmoving equipment

Increased competition from new and existing competitors

Inability to retain and recruit personnel

Inability to identify and execute acquisitions

Expansion in new and existing geographies being restricted or hindered by factors outside the control of Emeco

1 Refer to Section 10 for a description of the key and other risk factors that could affect the business, financial condition or results of operations of Emeco. Prospective Applicants should read the entire Prospectus before applying for Shares under the Offer.

1 Investment Overview


RD 105
785B

Investment Overview

1.1 Business Overview

Emeco has a #1 market share of heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on estimated number of machines rented. Emeco has integrated Rental, Sales, Parts & Maintenance and procurement into a single business model for high reliability, low-houred heavy earthmoving equipment for the mining and civil construction sectors. Central to Emeco's integrated business model is its global procurement network, which has been built over more than 30 years. This network provides access to equipment for its fleet, generates market intelligence and represents a barrier to entry into Emeco's markets.

Emeco operates primarily within the coal, gold and iron ore mining sectors in Australia, the oil, natural gas, oil sands infrastructure and civil construction sectors in Canada, and the coal and gold mining sectors in Indonesia. Emeco also services the civil construction sectors in Australia and Indonesia. Emeco believes it is well positioned to capture significant growth in its target markets, through increased penetration of the rental model for heavy earthmoving equipment, continued growth in commodity production volumes and geographic and sector expansion.


FY2006F PRO FORMA EBITDA BY GEOGRAPHY
Australia 72%
Indonesia 18%
Rest of World 10%
FY2006F PRO FORMA EBITDA BY DIVISION
Rental 91%
Sales 7%
Parts & Maintenance 2%
FY2006F PRO FORMA RENTAL REVENUE BY SECTOR
Coal 41%
Gold 26%
Civil 15%
Iron Ore 9%
Oil 5%
Other 4%

Source: Emeco.
Note: Oil includes conventional oil and gas, oil sands and infrastructure related to production of oil from the oil sands. Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.

1.2 Key Investment Highlights

1.2.1 LEADING MARKET SHARES

Emeco has a #1 market share of heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on estimated number of machines rented. Management estimates Emeco has approximately 30% share of the Australian market for heavy earthmoving equipment rented to customers in the mining industry based on estimated number of machines rented, and approximately 55% share of that market in Indonesia. Emeco believes it is one of the few heavy earthmoving rental equipment companies renting high capacity equipment in the oil and gas sector in Canada, including infrastructure projects relating to the oil sands sector. Emeco also believes its rental market share is approximately three times that of its closest competitor in Australia and approximately one and a half times that of its closest competitor in Indonesia.


#1 IN AUSTRALIAN RENTAL TO MINING INDUSTRY
Emeco 30%
#2 Player 10%
Others 60%
#1 IN INDONESIAN RENTAL TO MINING INDUSTRY
Emeco 55%
#2 Player 35%
Others 10%

Source: Management estimates. Estimates are based on a number of assumptions including rental penetration, total installed base, and the estimated fleet size of Emeco's major competitors in each market. Rental penetration is based on a combination of publicly available information, Management experience in the Australian and Indonesian rental markets and various other sources. The estimate of total installed base is sourced from Parker Bay Company. Competitor fleet size is estimated based on a combination of Management experience and publicly available data.

1.2.2 MULTIPLE BARRIERS TO ENTRY

Global Procurement Capability

Emeco's global procurement network provides access to equipment and parts, delivering market intelligence that helps increase Emeco's ability to secure quality machines in tight equipment supply conditions. Emeco's global procurement network has been developed over more than 30 years, and consists of earthmoving equipment industry leaders on the ground in key equipment markets. Emeco believes that its global procurement network is more extensive than many of its competitors. The cumulative intelligence gathered by Emeco over time through its procurement network has enabled it to anticipate market trends and plan for customers' future needs.

Scale

Emeco's scale allows it to grow with its existing customers and expand into new geographies. Emeco's equipment portfolio and access to capital allows it to service large customers without the equipment concentration risk and capital constraints faced by smaller, regionally-focused competitors. In addition, Emeco's ability to purchase large quantities of equipment results in purchase price advantages.

OEM Independence

Emeco provides its customers with highly reliable, low-houred, heavy earthmoving equipment primarily from Caterpillar and, to a lesser extent, from other manufacturers including Volvo, Hitachi, Komatsu and Liebherr. By contrast, OEM-aligned dealers generally source new equipment from their aligned manufacturer, and are generally restricted to distributing equipment in a specific geographic region. Emeco believes OEM-aligned suppliers will continue to focus primarily on sales of new equipment. Emeco's business model enables it to exploit some of the limitations of the OEM-aligned model, such as a narrower selection of equipment and long lead times for equipment from a single manufacturer, and offer its customers an attractive value proposition across different equipment brands.

Established Customer Relationships

Emeco has established relationships with six of the world's eight largest listed mining companies by market capitalisation. Emeco's equipment is used on mine sites owned by some of the most recognised miners in Australia such as BHP Billiton, Anglo Coal, Xstrata, Anglo Coal and Barrick Gold. Based on experience, Management expects that Emeco's current customers in Australia and Indonesia will, on average, rent equipment for a period that is more than four times longer than the initial contract term. Due to the critical importance of earthmoving to mining production volumes, customers often require equipment on short notice. Emeco offers customers speed of access to rental equipment that OEMs are typically unable to match for equipment sales.

Emeco's Reputation

Emeco's reputation has been built over more than 30 years on its ability to source equipment quickly through its global procurement network, and its dedication to providing customers with highly reliable, low-houred equipment.

1.2.3 CONTINUED GROWTH IN 'VOLUME OF EARTH MOVED' IN EMECO'S EXISTING MARKETS

The volume of earth moved in the mining industry is the primary driver of demand for heavy earthmoving equipment. Commodity volumes have generally experienced steady growth over the past 25 years, despite volatility in commodity price cycles. Growth in the volume of earth moved in the mining sectors of Australia, Indonesia and Canada is forecast to continue.

VOLUME OF EARTH MOVED IN EMECO'S EXISTING MARKETS 2000 TO 2010F

Earth Moved by Country


billion bcm
7
6
5
4
3
2
1
0
2000
2002
2004
2006F
2008F
2010F
CAGR 10.9%
CAGR 6.1%
CAGR 05–10F
18.1%
3.5%
4.8%
Canada
Indonesia
Australia

Earth Moved by Sector


billion bcm
7
6
5
4
3
2
1
0
2000
2002
2004
2006F
2008F
2010F
CAGR 10.9%
CAGR 6.1%
CAGR 05–10F
4.2%
18.1%
0.8%
6.8%
4.5%
Copper
Oil Sands
Gold
Iron Ore
Coal

Source: AME Mineral Economics.
Notes: Charts based on volume of earth moved in Australia (open cut mining of coal, gold, iron ore, copper), Indonesia (open cut mining of coal, gold copper) and Canada (open cut mining of oil sands). Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.
Year ended or ending 31 December.

1.2.4 SIGNIFICANT POTENTIAL TO INCREASE PENETRATION OF RENTAL MODEL

Emeco's rental model of highly reliable, low-houred, heavy earthmoving equipment offers an attractive value proposition to customers. Emeco believes that rental penetration will be driven primarily by the benefits that Emeco's rental service offering provides to customers who are seeking flexibility, fast delivery times, have short-term earthmoving needs or choose to allocate their capital to other priorities.

A limited rental market existed for heavy earthmoving equipment in the mining industries in Queensland and Indonesia prior to Emeco's entry into these markets. Emeco has been at the forefront of expansion of the rental model for this type of equipment. Estimated rental penetration in each of Emeco's geographic markets is currently relatively low, which Emeco believes is primarily due to the limited rental offering in these markets.

ESTIMATED TOTAL RENTAL MARKET PENETRATION (%)


100
80
60
40
20
0
15%
3%
Australia
Indonesia
Remaining Installed Base
Estimated Rental

Source: Management estimates. Estimates are based on a number of assumptions including rental penetration, total installed base, and the estimated fleet size of Emeco's major competitors in each market. Rental penetration is based on a combination of publicly available information, Management experience in the Australian and Indonesian rental markets and various other sources. The estimate of total installed base is sourced from Parker Bay Company. Competitor fleet size is estimated based on a combination of Management experience and publicly available data.

Emeco believes that the continued penetration of its rental model represents a significant potential growth opportunity.

1.2.5 GROWTH OPPORTUNITY THROUGH STRATEGIC, GEOGRAPHIC AND SECTOR EXPANSION

Emeco believes that it has an opportunity to grow by expanding into new geographic rental markets, such as the US, and within its existing sectors such as large scale civil construction and aggregates. Despite the growth expected in Emeco's existing mining markets (including coal, gold and iron ore in Australia, coal and gold in Indonesia, and oil and gas and infrastructure for oil sands in Canada), significant unaddressed opportunities exist. Emeco is yet to address rental markets in geographies with large mining industries, such as the US.

Emeco is currently considering expansion opportunities in the US in response to customer demand. In addition, Emeco is yet to materially penetrate the large scale civil construction and aggregates sectors, which also have significant earthmoving requirements. Opportunities in this area include:

- the US$20 billion Alaskan/Canadian Pipeline project from Alaska, United States through Alberta, Canada, where it will connect with existing pipelines terminating in Chicago, Illinois and Antioch, California; and
- the upgrading of US highways, authorised by the US Highways Act in July 2005.

While the timing for these projects is yet to be finalised, Emeco believes it has an opportunity to provide rigid dump trucks, dozers and loaders to address a portion of these opportunities.

1.2.6 GLOBAL PROCUREMENT NETWORK – SIGNIFICANT COMPETITIVE ADVANTAGE

Emeco has built an integrated global procurement network which provides access to equipment for Emeco's global fleet, generates market intelligence and represents a barrier to entry in Emeco's markets. Emeco's procurement network and brand recognition deliver access to equipment despite tight equipment supply conditions, and provide it with market intelligence about potential supply pressures.

Emeco is able to secure equipment from a range of sources and geographies, and has the capacity to acquire large inventories of used equipment from a single supplier. Emeco is typically able to procure high quality equipment at wholesale rates before this equipment is widely available for sale at the retail level.

This procurement capability is managed by an Emeco team that consists of a number of industry leaders in the procurement of heavy earthmoving equipment. This team has long-standing relationships with a range of suppliers, customers, users and brokers of used heavy earthmoving equipment and is based in strategic locations around the world.

1.2.7 MANAGEMENT'S TRACK RECORD OF EXECUTION

Management has a track record of growing revenue and EBITDA, generating stable and attractive ROFE and delivering organic growth and growth through strategic acquisitions. Since the appointment in 1999 of Laurie Freedman, the current Managing Director of Emeco, Management has:

- deployed growth capital in a disciplined manner;
- successfully entered new geographic markets; and
- undertaken three strategic acquisitions (two in Australia and one in Canada).

Emeco's Management has an average of more than 20 years' experience in the mining, civil construction and heavy earthmoving equipment markets, and will continue to hold a significant stake in Emeco immediately following the Offer.

1.2.8 STRONG FINANCIAL MODEL DELIVERS ATTRACTIVE RETURNS

Emeco's strong financial model has delivered 24% and 26% CAGRs in pro forma revenue and pro forma EBITDA respectively, from FY2003 to FY2005. Emeco has focused on delivering earnings growth and maintaining an attractive ROFE by:

- building a reputation for high quality, low-houred earthmoving equipment;
- ensuring fleet reliability through ongoing preventative maintenance;
- focusing on equipment Utilisation, with an average Utilisation of 87% from 1 July 2002 to 31 March 2006;
- investing in higher capacity equipment which tends to yield higher returns;
- using its international footprint to deploy equipment to customers in the geographies in which it operates; and
- sourcing equipment at wholesale rates through its global procurement network.

From FY2003 to FY2007F, Emeco is expecting to achieve an average annual pro forma EBITDA ROFE of 31.2% and an average annual pro forma EBITA ROFE of 18.6%.




PRO FORMA REVENUE – FY2003 TO FY2007F
(Revenue $ m)
Revenue
600
500
400
300
200
100
0
190
251
292
381
525
2003 2004 2005 2006F 2007F


PRO FORMA EBITDA AND ROFE – FY2003 TO FY2007F
(EBITDA $ m)
Revenue
EBITDA ROFE
EBITA ROFE
200
150
100
50
0
33.1%
31.6%
33.4%
28.2%
29.6%
18.8%
17.7%
21.7%
17.6%
17.3%
61
73
96
142
207
2003 2004 2005 2006F 2007F

Source: Emeco.

1.3 Strategy

Emeco's growth strategy is to focus on the growth of Rental as part of its integrated business model in markets that will yield attractive returns, while continuing to develop Sales and Parts & Maintenance in existing and new geographies. Emeco intends to pursue this strategy by:

- deploying capital to grow the rental equipment fleet;
- using its global procurement network to source new and used equipment for Rental, used equipment for Sales, and used parts for Rental, Sales and external customers;
- deploying rental equipment to new and existing customers in Australia, Indonesia and Canada, and new rental geographies such as Europe and the US;
- deploying rental equipment to new and existing customers in the civil construction and aggregates sectors in Australia, Indonesia, Canada, and the US; and
- identifying and executing acquisitions of businesses and large quantities of equipment.

1.4 Risk Factors

Investors should be aware that there are risks associated with any investment in the stock market. In addition there are a number of risk factors specific to investing in the Company, the industries in which Emeco operates and the general business environment.

Key risks associated with Emeco's business include:

- access to and supply of used and new equipment;
- access to capital to fund capital expenditure;
- declines in volume, or rate of growth of volume, of earth moved in mining, large scale civil construction and aggregates;
- changing customer preferences regarding the rental of heavy earthmoving equipment;
- increased competition from new and existing competitors;
- inability to retain and recruit personnel;
- inability to identify and execute acquisitions; and
- expansion in new and existing geographies being restricted or hindered by factors outside the control of Emeco.

Additional risks that you should consider before investing in the Shares appear in Section 10. Prior to applying for Shares, prospective investors should read this Prospectus in full to appreciate the risks associated with an investment in the Company and in particular should consider the assumptions underlying the Directors' Forecasts in Section 8, and the sensitivity analysis in Section 8.9.

1.5 Summary of Historical Financial Information and Directors' Pro Forma Forecast

The table below summarises Emeco's consolidated Historical Financial Information and Directors' Pro Forma Forecast. The table should be read in conjunction with the more detailed discussion of Historical Financial Information, Directors' Forecasts and risk factors in Sections 7, 8 and 10, and Appendices A, B and C.

Due to a number of pro forma adjustments detailed in Section 8.2, the Directors' Statutory Forecast differs from the Directors' Pro Forma Forecast. The differences in the year ending 30 June 2006 are not material, and the Directors' Statutory Forecast for that year has therefore not been provided below. The differences in the year ending 30 June 2007 are material to NPATA, and the Directors' Statutory Forecast for that year has therefore been provided below.

Emeco Summary Income Statement and Capital Expenditure
($ millions if not otherwise stated)

	PRO FORMA HISTORICAL			DIRECTORS' PRO FORMA FORECAST[1]		DIRECTORS' STATUTORY FORECAST	PRO FORMA HISTORICAL	STATUTORY HISTORICAL
	FY2003 AGAAP	FY2004 AGAAP	FY2005 AIFRS	FY2006F AIFRS	FY2007F AIFRS	FY 2007F AIFRS	HY DEC 04 AIFRS	HY DEC 05 AIFRS
Revenue	189.9	251.3	291.8	381.0	524.5	524.5	138.1	173.5
EBITDA	60.7	73.3	96.4	141.5	207.3	205.9	47.4	62.5
EBITA	34.3	40.8	63.0	88.6	121.8	120.4	29.1	39.8
EBIT	33.6	39.5	53.6	78.1	118.4	117.0	29.0	34.0
NPATA					73.7	51.5		
Capital Expenditure								
– Maintenance[2]	19.3	12.6	15.7	38.0	54.6	54.6	5.1	27.5
– Growth[2]	30.5	56.3	71.0	257.2	113.4	113.4	26.3	103.1
Total Capital Expenditure	49.8	68.9	86.7	295.2	168.0	168.0	31.4	130.6
Summary Statistics								
EBITDA margin	32.0%	29.2%	33.0%	37.1%	39.5%	39.3%	34.3%	36.0%
EBITDA growth		20.8%	31.5%	46.8%	46.5%			

1 The Directors' Forecasts set out above should be read in conjunction with Sections 8.2 and 8.3.
2 Maintenance Capital Expenditure represents replacement and major overhauls of rental machines and acquisition of non-rental producing assets and Growth Capital Expenditure represents the amount spent on rental fleet machine additions.

1.6 Guide to Presentation of Financial Information in this Prospectus

The following diagrams provide a schematic representation of the presentation of financial information in this Prospectus to assist investors.

SECTION 7 – HISTORICAL FINANCIAL INFORMATION

What the Information Comprises
Historical income statements and historical cash flow statements: FY2003 pro forma FY2004 pro forma FY2005 pro forma HY Dec 04 pro forma HY Dec 05 statutory
Historical balance sheet: 31 December 2005 pro forma



Information Type	Where to Find It
Basis of preparation	Section 7.3
Financial data	Section 7.4
Management discussion and analysis	Section 7.5 Section 7.6 Appendix A
Pro forma reconciliations	Appendix A

SECTION 8 – DIRECTORS' FORECASTS

What the Information Comprises
Forecast income statements and forecast cash flow statements: FY2006F pro forma FY2007F pro forma



Information Type	Where to Find It
Basis of preparation	Section 8.2
Directors' best estimate assumptions	Section 8.3
Financial data	Section 8.4
Management discussion and analysis	Section 8.4 Section 8.5 Section 8.6 Appendix B
Sensitivity analysis	Section 8.9
Pro forma reconciliations	Appendix B

1.7 Dividend Policy

The Directors' current dividend policy is to distribute approximately 35 – 45% of annual net profit after tax and to frank dividends to the fullest extent possible. Investors should note that, for the purpose of dividends in respect of the year ending 30 June 2007, the Directors' Statutory Forecast (not the Directors' Pro Forma Forecast) net profit after tax is relevant.

Subject to the Directors' discretion, available profits, the financial position of Emeco and other relevant factors, an interim dividend is expected to be payable annually in March, with a final dividend payable annually in October.

No guarantee can be given about the payment of dividends, the level of franking of such dividends or the extent of the payout ratio for FY2007F or for any future period. These matters will depend upon a number of factors including the future profits of the Company, its financial and taxation position and the Directors' view of the appropriate payout ratio from time to time. For additional information regarding the Directors' Forecasts and commentary, please refer to Section 8.

1.8 Offer Proceeds

The Gross Proceeds of the Offer will be equal to the number of Shares issued and sold under the Retail Offer, the Priority Offers and the Institutional Offer multiplied by the Final Price, plus the number of shares issued and sold under the Noteholder Exchange Offer multiplied by 97.5% of the Final Price. The Gross Proceeds of the Offer are expected to be between $1,005 million and $1,127 million based on the Indicative Price Range and the issue and sale of 450.8 to 478.7 million Shares.

Certain of the Gross Proceeds will be used by the Company for its purposes, and certain of the Gross Proceeds will be remitted to the Existing Shareholders (via Saleco) in satisfaction for the realisation of their Shares and in satisfaction of the consideration due for the Emeco UK Acquisition. The amounts in each case are estimated to be (based on the mid-point of the Indicative Price Range):

- $384 million for the Company to pay down existing Net Debt (including the Exchange and Redemption of Notes) and to pay for the Company's portion of the costs of the Offer; and
- $682 million to the Existing Shareholders and the shareholders of Emeco UK for the sale of Shares by Saleco and for the Emeco UK Acquisition (less the costs of the Offer to be borne by the Existing Shareholders and the shareholders of Emeco UK).

If the Final Price is set above or below the mid-point of the Indicative Price Range the Gross Proceeds to be received by the Existing Shareholders will increase or reduce accordingly.

SOURCES AND APPLICATIONS OF THE PROCEEDS OF OFFER	$M
Sources	
Gross Proceeds of the Offer[1]	1,066
Total	**1,066**
Applications	
Proceeds to Saleco for the sale of Shares[1]	541
Proceeds to fund the Emeco UK Acquisition[1]	141
Repayment of Net Debt[2]	352
Funding of the costs of the Offer[1,3]	32
Total	**1,066**

1 Based on the mid-point of the Indicative Price Range and on the assumption that 50% of the Noteholders will Exchange their Notes.
2 Based on the forecast amount of estimated Net Debt of approximately $250 million on completion of the Offer and on the assumption that 50% of the Noteholders will Exchange their Notes.
3 Fees payable to the Archer Capital Funds and the Pacific Equity Partners Funds in connection with the Offer (refer to Section 11.7.1) totalling $1.5 million will be paid out of the Company's available funding sources.

The Directors expect that the Company will have sufficient working capital from its operations and existing funding sources to fund its stated business objectives. For additional information, see Section 8.6 and Appendix B, Section 2.

1.9 Purpose of the Offer

The purpose of the Offer is to:

- achieve a listing on ASX to broaden the Company's Shareholder base and provide a liquid market for the Shares;
- raise funds to reduce outstanding Net Debt to approximately $250 million (including the elimination of all debt relating to the Notes either through their Exchange or Redemption);
- provide an opportunity for Existing Shareholders to realise a portion of their investment;
- provide an opportunity for employees of Emeco to participate in the ownership of the Company; and
- improve access to capital markets to fund future growth opportunities and provide increased financial flexibility.

2 Answers to Key Questions


CAT

TOPIC	SUMMARY	WHERE TO FIND MORE INFORMATION
Who are the issuers of this Prospectus?	Emeco Holdings and Saleco	Sections 3 and 11
What is the Offer?	- The Offer is an initial public offer of Shares that will in part be issued by Emeco Holdings and in part sold by Saleco - Retail Offer Applicants must apply for an Australian dollar value of Shares. The Final Price will only be set after the conclusion of the Bookbuild and may be set above, within or below the Indicative Price Range of $2.10 – 2.50 per Share - Applicants under the Employee Gift Offer may apply for $1,000 worth of Shares (calculated at the Final Price) which they will receive for free - Applicants under the Eligible Employee Priority Offer must apply for an Australian dollar value of Shares and will receive a guaranteed minimum allocation of up to $50,000 worth of Shares at the Final Price - Applicants under the Noteholder Exchange Offer (who must be Eligible Noteholders) will, subject to conditions, be guaranteed an allocation of Shares to the value of the Principal Amount which they elect to Exchange at 97.5% of the Final Price - Applicants under the Noteholder Priority Offer must have Exchanged all of their Notes for Shares under the Noteholder Exchange Offer and then will receive a priority allocation at the Final Price equal to the value of the Principal Amount of the Notes which they have Exchanged. Such Applicants must apply for an Australian dollar value of Shares that is no more than the Principal Amount of the Notes which they have Exchanged - The Institutional Offer will involve Institutional Investors responding to an invitation to bid for Shares in accordance with the Bookbuild	Section 3
How will the proceeds of the Offer be used?	- The proceeds raised by Emeco Holdings will be used to repay a portion of Net Debt, to pay for the Emeco UK Acquisition and to fund the costs of the Offer. The repayment of debt will allow the Company the flexibility to draw down on debt facilities to fund future growth, which may include the funding of corporate acquisitions or the purchase of equipment for use in Emeco's business. The proceeds realised by Saleco will be used primarily to allow Existing Shareholders to realise a portion of their investment, and to fund costs associated with the Offer	Section 3.3
Is the Offer underwritten?	- No, the Offer is not underwritten in Australia	
What are the key dates of the Offer?	- The Retail Offer, Priority Offers, Noteholder Exchange Offer and Employee Gift Offer open on 4 July 2006 - The Retail Offer, Priority Offers, Noteholder Exchange Offer and Employee Gift Offer close at 5:00pm (AEST) on 21 July 2006 - The Shares are expected to be quoted on ASX on 28 July 2006, initially on a conditional and deferred settlement basis - Holding statements are expected to be despatched on or about 4 August 2006 and the Shares are expected to commence trading on a normal basis on 7 August 2006 - The Company and Saleco, in agreement with the Joint Lead Managers, reserve the right to alter any of the dates relating to the Offer described in this Prospectus without notice	Section 3

TOPIC	SUMMARY	WHERE TO FIND MORE INFORMATION
What are the benefits of the Offer?	The Offer provides investors with an investment in a company that has: ▫ #1 market share of heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on estimated number of machines rented ▫ multiple barriers to entry including a global procurement network, scale, established customer relationships and OEM independence ▫ significant competitive advantages include an integrated global procurement network which provides access to equipment for Emeco's international fleet, generates market intelligence and represents a barrier to entry by competitors into Emeco's markets ▫ potential growth opportunities through continued growth in the volume of earth moved, increasing penetration of the rental model, and geographic and sector expansion potential ▫ Management track record of earnings growth and disciplined management of capital	Sections 1, 4 and 5
What are the Gross Proceeds of the Offer expected to be?	▫ Gross Proceeds are expected to be $1,005 – 1,127 million (based on the Indicative Price Range) ▫ $622 – 741 million of the Gross Proceeds is expected to be realised by Existing Shareholders and $383 – 386 million is expected to be used by the Company to pay down Net Debt and to pay for the costs of the Offer (all based on the Indicative Price Range)	Section 1.8
Is there a minimum Application amount	▫ The minimum Application for Retail Investors and Applicants under the Eligible Employee Priority Offer is $2,000 worth of Shares and thereafter in multiples of $500 ▫ The Joint Lead Managers, in consultation with the Company and Saleco, reserve the right to reject any Application or to allocate a lesser number of Shares than that applied for	Section 3
What are the potential key risks?	*The key risks to Emeco's business include (but are not limited to):* ▫ inability to obtain access to and supply of used and new equipment ▫ access to capital to fund capital expenditure may be constrained ▫ declines in volume, or rate of growth of volume, of earth moved in mining, large scale civil construction and aggregates ▫ changing customer preferences regarding the rental of heavy earthmoving equipment ▫ increased competition from new and existing competitors ▫ inability to retain and recruit personnel ▫ inability to identify and execute acquisitions of businesses and large quantities of equipment ▫ Expansion in new and existing geographies being restricted or hindered by factors outside the control of Emeco	Section 10

TOPIC	SUMMARY	WHERE TO FIND MORE INFORMATION
What are the significant tax implications?	▪ Shareholders will be subject to Australian tax on dividends ▪ The tax consequences for investors will differ depending on their individual circumstances, particularly for non-resident Shareholders ▪ Investors should consider seeking tax advice prior to deciding whether to invest	Section 11.12
What will be Emeco's Net Debt?	▪ Net Debt is estimated to be approximately $250 million immediately following completion of the Offer	
What are the costs and amounts payable by the Company?	▪ The Company's costs of the Offer are estimated to total approximately $33.5 million based on the mid-point of the Indicative Price Range	Section 11.17
When will I receive dividends?	▪ Dividends, to the extent they are paid, are expected to be payable, in arrears, for half yearly periods ending 31 December 2006 and 30 June 2007. Anticipated dividends are expected to be paid in March 2007 and October 2007 respectively ▪ The Directors can give no assurance as to the extent or timing of dividends, nor the level of franking of dividends	Section 1.7
Will there be a Dividend Reinvestment Plan ("DRP")?	▪ The Directors have approved a DRP, however, no decision has been made as to its commencement date	Section 11.6
Is there any commission payable to financial advisers?	▪ The Joint Lead Managers will receive from the Company a managing fee of 2% of the proceeds of the Offer (not including the Noteholder Exchange Offer) and may receive up to an additional 1% of such proceeds at the Company's discretion ▪ Brokers in the Broker Firm Offer will receive a fee of 1.5% on the value of Shares for which they submit Applications. The Joint Lead Managers will be responsible for paying such Broker fees ▪ Participating organisations of ASX will receive a stamping fee, payable by the Company, of 1.0% on stamped Application Forms that receive an allocation of Shares under the Noteholder Exchange Offer. There is a cap on such stamping fees of $200 per Application (or multiple Applications believed to be from the same end investor) ▪ Participating organisations of ASX will receive a stamping fee, payable by the JLMs, of 1.0% on stamped Application Forms that receive an allocation of Shares under the General Public Offer or the Noteholder Priority Offer. There is a cap on such stamping fees of $200 per Application (or multiple Applications believed to be from the same end investor) ▪ No stamping fees will be payable on Applications under the Employee Gift Offer or the Eligible Employee Priority Offer	Sections 3.15, 3.16, 11.8 and 11.9.1
How can further information be obtained?	▪ By reading this Prospectus in its entirety ▪ By speaking to your accountant, stockbroker or other professional adviser ▪ For Australian residents only, by calling the Emeco Share Offer Hotline on 1800 689 300 ▪ For Australian residents only, by visiting the Emeco Share Offer website at www.emecoequipment.com	

TOPIC	SUMMARY	WHERE TO FIND MORE INFORMATION
How do I apply for Shares?	By submitting a valid Application Form contained within or accompanying this Prospectus (including, for Australian residents only, the electronic version of the Prospectus) that is appropriate for the Application you are making, in accordance with the instructions relating to it	Section 3.11
What is the allocation policy?	Allocation priorities apply to the various components of the Offer. You should consider these priorities before deciding whether to apply for Shares	Section 3.12
What is the Noteholder Exchange Offer and what will happen to the Notes?	Eligible Noteholders will be entitled to Exchange the Principal Amount of their Notes for Shares, at 97.5% of the Final Price The Noteholder Exchange Offer is only open to Eligible Noteholders in Australia, Hong Kong and Singapore After the Noteholder Exchange Offer closes, Emeco Limited will, subject to the completion of the Offer, redeem all of the then outstanding Notes in accordance with the terms of the Notes Trust Deed i.e. for 106% of the Principal Amount of the Notes Emeco Limited will pay all accrued but unpaid interest on the Notes at the time of Exchange or Redemption (as applicable) Once all Notes have either been Exchanged or Redeemed, Emeco Limited will be delisted from ASX	Section 3.9
Who are the advisers and experts to the Offer?	Citigroup Global Markets Australia Pty Limited, Credit Suisse (Australia) Limited and UBS AG, Australia Branch are Joint Lead Managers to the Offer ABN AMRO Rothschild and Morgan Stanley Dean Witter Australia Securities Limited are Co-Lead Managers to the Offer Bell Potter Securities Limited, Citigroup Wealth Advisors Pty Limited, Commonwealth Securities Limited (CommSec), Grange Securities Limited, Ord Minnet Limited, Patersons Securities Limited and UBS Wealth Management Australia Pty Ltd are Co-Managers to the Offer Baker & McKenzie is the legal adviser to the Company and Saleco in connection with the Offer KPMG Transaction Services (Australia) Pty Limited has prepared the Investigating Accountant's Report on Historical Financial Information and the Investigating Accountant's Report on Directors' Forecasts	Section 11.8
Contact details	For further contact details, refer to the Corporate Directory	Corporate Directory

3 Details of the Offer



3.1 The Offer

The Offer is being made by Emeco Holdings and Saleco, and consists of approximately 463.6 million Shares based on the mid-point of the Indicative Price Range and on the assumption that 50% of the Noteholders will Exchange their Notes. The Gross Proceeds raised by the Offer will be approximately $1,066 million (using the same assumptions) and will comprise:

- approximately $525 million for the issue of new Shares by the Company; and
- approximately $541 million for the sale of existing Shares by Saleco.

The proceeds raised by the Company from the issue of new Shares will be used by the Company to pay for the Emeco UK Acquisition, to reduce Net Debt to approximately $250 million and to pay the Company's costs of the Offer.

3.2 Final Price of the Offer

All Shares under the Offer will be issued or sold at the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined after the close of the Institutional Offer as described in Section 3.13. An Indicative Price Range has been set at $2.10 to $2.50 per Share. The Final Price may be set within, above or below the Indicative Price Range.

3.3 Minimum Gross Proceeds Raised and the Use of Funds

A minimum Gross Proceeds amount is required to be raised under the Offer to satisfy the following purposes:

- allow the Company to reduce Net Debt to approximately $250 million (including the elimination of all debt relating to the Notes either through their Exchange or Redemption). The amount required to reduce Net Debt to approximately $250 million is estimated to be approximately $352 million;
- pay approximately $30 million of the costs of the Offer;
- allow the Company to acquire approximately 61.3 million shares in Emeco UK at the Final Price pursuant to the Emeco UK Acquisition; and
- allow Saleco to sell approximately 235.1 million Shares in the Offer.

For further detail on the use of the Gross Proceeds of the Offer, refer to Section 1.8.

The Offer will not proceed, and all the Application Monies will be returned (without interest), unless minimum Gross Proceeds of $1,005 million are raised under the Offer sufficient to achieve the above purposes. The Company and Saleco reserve the right not to proceed with the Offer or any part of it before the allotment or sale of Shares to Applicants or to bidders in the Institutional Offer. If this amount is not raised by the date that is four months after the Prospectus Date, the Company will repay all money received from Applicants (without interest) within seven days after that date.

3.4 Position of Existing Shareholders

Emeco International and the assets of Emeco US were acquired in January 2005 pursuant to the MBO. The Shareholders immediately following the MBO were the Archer Capital Funds, the Pacific Equity Partners Funds and Management Investors. Since that time various other persons (including employees of the Group) have become Shareholders pursuant to either the Management Incentive Share Plan (refer to Section 11.4) or pursuant to business acquisitions entered into by the Group.

Part of the Offer involves a realisation by the Existing Shareholders of:

- their Shares in the Company (via the sale of those Shares by Saleco); and/or
- their Shares in Emeco UK to the Company for cash (to be funded out of part of the Gross Proceeds received by the Company).

The ownership structure of the Company immediately following completion of the Offer is expected to be as follows:

	NUMBER OF SHARES[1,2,4] (MILLION)	%[1,4]
Archer Capital Funds[3]	31.3	5.2%
Pacific Equity Partners Funds[3]	31.3	5.2%
Management Investors and Group employees[4,5]	72.0	12.0%
New Shareholders[6]	463.4	77.5%
Total	**597.9**	**100%**

1 Based on the mid-point of the Indicative Price Range and assuming that 50% of the Noteholders elect to Exchange their Notes and all Eligible Employees accept the Employee Gift Offer.
2 Based on forecast Net Debt repayment of $352 million (refer to Section 1.8).
3 Refer to Section 11.11 for details about the escrow arrangements applying to the Archer Capital Funds and the Pacific Equity Partners Funds.
4 Refer to Section 11.11 for details about the escrow arrangements applying to Management Investors. Note that this assumes all Eligible Employees accept the Employee Gift Offer.
5 This includes approximately 9.7 million Shares issued to Group employees under the Management Incentive Share Plan.
6 Includes 0.7 million Shares expected to be issued to the vendor of Bevan's in or around July 2006. Refer to Section 11.9.3 for additional details regarding this acquisition.

For details of Directors' individual shareholdings, refer to Section 11.7.2.

In aggregate, Existing Shareholders will retain 29.4% of their investment in the Company and realise 70.6%.

The Archer Capital Funds and the Pacific Equity Partners Funds will effectively realise 80.7% of their investment in the Company (inclusive of 36 million performance shares offered to be acquired from Management Investors as part of the crystallisation of Management Investors' historical incentive arrangements and which, on a converted basis, are offered to Saleco as part of the Shares to be sold by the Archer Capital Funds and the Pacific Equity Partners Funds (refer to Section 11.10)). Excluding 36 million performance shares that are to be acquired from Management Investors, the Archer Capital Funds and the Pacific Equity Partners Funds will effectively realise 78.3% of their investment in the Company.

The Management Investors will effectively realise on completion of the Offer 36.6% of their investment in the Company (excluding the realisation of 36 million performance shares offered to be acquired by the Archer Capital Funds and the Pacific Equity Partners Funds from the Management Investors as part of the crystallisation of their historical incentive arrangements).

The total amount of Gross Proceeds ultimately expected to be received by the Existing Shareholders in respect of the Offer is:

- at the top of the Indicative Price Range, approximately $741 million;
- at the mid-point of the Indicative Price Range, approximately $682 million; and
- at the bottom of the Indicative Price Range, approximately $622 million.

In each case, a portion of the costs of the Offer will be paid from these proceeds.

If the Final Price is set above or below the Indicative Price Range, the Gross Proceeds to be received by Existing Shareholders will increase or reduce accordingly.

3.5 Escrow Arrangements

The Existing Shareholders have agreed to enter into escrow arrangements with the Company under which they will be restricted from selling their Shares following the Offer until after the release of Emeco's preliminary final report for FY2007F (refer to Section 11.11 for further details).

3.6 Constituent Parts of the Offer

The Offer comprises:

- a **Retail Offer**, which is made pursuant to this Prospectus and consists of:
  - a General Public Offer, only open to Australian resident Retail Investors; and
  - a Broker Firm Offer, only open to Australian resident Retail Investors who have received a firm allocation from their Broker;
- **Priority Offers** which consist of:
  - the Eligible Employee Priority Offer; and
  - the Noteholder Priority Offer;

- an **Institutional Offer**;
- a **Noteholder Exchange Offer**; and
- an **Employee Gift Offer**.

The table below summarises the allocation priority in respect of each component of the Offer and where you will find more detail about each:

First Priority	Noteholder Exchange Offer	Refer to Section 3.9
	Broker Firm Offer	Refer to Section 3.7
	Eligible Employee Priority Offer up to $50,000	Refer to Section 3.8
	Employee Gift Offer	Refer to Section 3.10
Second Priority	Eligible Employee Priority Offer for Applications over $50,000	Refer to Section 3.8
	Noteholder Priority Offer up to the Applicant's Principal Amount Exchanged under the Noteholder Exchange Offer	Refer to Section 3.8
Third Priority	Institutional Offer	Refer to Section 3.13
	General Public Offer	Refer to Section 3.7

3.7 The Retail Offer

The Retail Offer is open to Australian resident Retail Investors only. An Application made in respect of the Retail Offer is an offer by the Applicant to subscribe for or buy Shares and, to the extent permitted by law, is irrevocable.

A Retail Offer Applicant must have a registered address in Australia and must provide the information requested on the applicable Application Form. Refer to Section 3.11 for details on the Application procedure.

Applicants in the Retail Offer must apply for a minimum value of $2,000 of Shares and in multiples of $500 thereafter. There is no maximum value of Shares which may be applied for under the Retail Offer.

Successful Applicants in the Retail Offer will be allotted or transferred Shares at the Final Price.

Refer to Section 3.12 for a description of the allocation policy in respect of the Retail Offer.

GENERAL PUBLIC OFFER

The General Public Offer is open to Australian resident Retail Investors only, and does not include the Broker Firm Offer. The Joint Lead Managers, in consultation with the Company and Saleco, reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person under the General Public Offer.

BROKER FIRM OFFER

The Broker Firm Offer is only open to Australian resident Retail Investors who have received a firm allocation from their Broker. Where an Applicant has been offered a firm allocation by a Broker, they will be treated as a Broker Firm Applicant in respect of that allocation. Each Broker reserves the right to aggregate any Applications which it believes may be multiple Applications from the same person.

3.8 The Priority Offers

The Priority Offers consist of:

- the Eligible Employee Priority Offer; and
- the Noteholder Priority Offer.

An Application made in respect of a Priority Offer is an offer by the Applicant to subscribe for or buy Shares and, to the extent permitted by law, is irrevocable. Refer to Section 3.11 for details on the Application procedure.

Successful Applicants in the Priority Offers will be allotted or transferred Shares at the Final Price. The Company, Saleco and the Joint Lead Managers reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person.

Refer to Section 3.12 for a description of the allocation policy in respect of the Priority Offers.

ELIGIBLE EMPLOYEE PRIORITY OFFER

The Eligible Employee Priority Offer is only open to Eligible Employees, being:

- full-time employees of Emeco who are residents of Australia and employed by Emeco on 1 July 2006; or
- casual or part-time employees of Emeco who are residents of Australia and were employed by Emeco on or before 1 July 2005 and are employees on 1 July 2006; or
- Bevan's Employees,

who have not given or received notice of termination of their employment on or before the Closing Date for the Priority Offers.

Eligible Employees may only subscribe for or buy Shares under the Eligible Employee Priority Offer for their own account and not the account or benefit of any other person.

Applicants in the Eligible Employee Priority Offer who validly complete and lodge the green Application Form must apply for a minimum value of $2,000 of Shares and in multiples of $500 thereafter. There is no maximum value of Shares which may be applied for under the Eligible Employee Priority Offer. However, Eligible Employees will only be guaranteed an allocation of up to $50,000 worth of Shares. For Applications with a value in excess of $50,000, Eligible Employees will receive a priority over certain other Applicants, but not a guaranteed allocation. For further details on the allocation of Shares refer to Section 3.12.

NOTEHOLDER PRIORITY OFFER

The Noteholder Priority Offer is only open to Eligible Noteholders who elect to exercise their right to Exchange all (and not part only) of their Notes by completing a yellow personalised Application Form and completing an Exchange Notice (refer to Section 3.9 for details). Eligible Noteholders are those holders of Notes appearing on the Notes Register at 5:00pm (AEST) on the Closing Date for the Noteholder Priority Offer (currently anticipated to be 21 July 2006) and who are residents of Australia, Hong Kong or Singapore and who are not US Persons or persons who hold the Notes for, or who act for the account or benefit of, US Persons. The last day on which an investor could buy the Notes in the normal course of trading and settlement on CHESS in order to appear on the Notes Register is 14 July 2006. Due to legal restrictions, Noteholders who are US Persons or who hold the Notes for, or who act for the account or benefit of, US Persons are not entitled to participate in the Noteholder Priority Offer.

Eligible Noteholders who elect to Exchange all (and not part only) of their Notes and who validly complete and lodge the yellow personalised Application Form, will receive a priority allocation in the Offer up to the value of the Principal Amount which they have elected for Exchange at the Final Price. If Noteholders wish to apply for Shares in addition to their priority allocation, they must complete a blue Application Form as part of the Retail Offer. Unlike the Noteholder Exchange Offer, no discount on the Final Price applies to the Noteholder Priority Offer.

3.9 The Noteholder Exchange Offer

The Noteholder Exchange Offer is only open to Eligible Noteholders. Eligible Noteholders are those holders of Notes appearing on the Notes Register at 5:00pm (AEST) on the Closing Date for the Noteholder Exchange Offer (currently anticipated to be 21 July 2006) who are residents of Australia, Hong Kong or Singapore and who are not US Persons or persons who hold the Notes for, or who act for the account or benefit of, US Persons. The last day on which an investor could buy the Notes in the normal course of trading and settlement on CHESS in order to appear on the Notes Register is 14 July 2006. Due to legal restrictions, Noteholders who are US Persons or who hold the Notes for, or who act for the account or benefit of, US Persons are not entitled to participate in the Noteholder Exchange Offer.

Eligible Noteholders on the Notes Register on 26 June 2006 should have already received a letter from Emeco Limited enclosing an Exchange Notice and a Redemption Notice. A further copy of an Exchange Notice is enclosed with this Prospectus. If you were an Eligible Noteholder on 26 June 2006 but did not receive these notices, please contact the Emeco Share Offer Hotline on 1800 689 300.

If an Eligible Noteholder validly completes and lodges the yellow personalised Application Form and an Exchange Notice, the Eligible Noteholder will receive a guaranteed allocation in the Offer equal of the value of the Principal Amount which they elect to Exchange, at 97.5% of the Final Price. Accrued interest on any Notes that are Exchanged under the Noteholder Exchange Offer will be paid when the Exchange occurs (currently anticipated to be 4 August 2006). Eligible Noteholders who do not complete and lodge the yellow personalised Application Form and an Exchange Notice will not be entitled to receive the guaranteed allocation. To the extent of any inconsistency between the details on the yellow personalised Application Form and the details on the Exchange Notice, the details on the yellow personalised Application Form will prevail.

Refer to Section 3.12 for a description of the allocation policy in respect of the Noteholder Exchange Offer.

Further details regarding the payment of accrued interest on Exchange and the process concerning Redemption are set out in Section 3.14.

3.10 The Employee Gift Offer

The Employee Gift Offer is open to Eligible Employees, being:

- full-time employees of Emeco who are residents of Australia and employed by Emeco on 1 July 2006; or
- casual or part-time employees of Emeco who are residents of Australia and were employed by Emeco on or before 1 July 2005 and are employees on 1 July 2006; or
- Bevan's Employees,

who have not given or received notice of termination of employment on or before the Closing Date of the Employee Gift Offer.

If you are an Eligible Employee and requested a copy of this Prospectus in relation to the Employee Gift Offer, you should have received a green personalised Application Form with this Prospectus. If you have not received a green personalised Application Form, contact the Emeco Share Offer Hotline on 1800 689 300.

If an Eligible Employee validly completes and lodges a green personalised Application Form, the employee will receive, at no cost to the employee, $1,000 worth of Shares calculated at the Final Price.

All Shares issued under the Employee Gift Offer are subject to a three year disposal restriction from their date of issue. For further details, refer to Sections 11.5 and 11.12.3.

The Employee Gift Offer is being made under this Prospectus.

Refer to Section 3.12 for a description of the allocation policy in respect of the Employee Gift Offer.

3.11 How to Apply for Shares

This Section describes how to apply for Shares under the Retail Offer, the Priority Offers, the Noteholder Exchange Offer and the Employee Gift Offer. Bidders in the Institutional Offer should refer to Section 3.13 to determine how they can bid for Shares in the Institutional Offer.

Have you Used the Right Application Form?

The table below sets out which Application Form an Applicant should use. When you apply for Shares, make sure you use the correct Application Form.

THESE PEOPLE	SHOULD USE THIS APPLICATION FORM	AND	TO GET YOUR...
Applicants under the Eligible Employee Priority Offer and the Employee Gift Offer (being Eligible Employees)	Green personalised Application Form	Lodge your Application Form and (if applicable) Application Monies at the address set out below. In respect of the Eligible Employee Priority Offer, you must apply for a minimum value of $2,000 of Shares and in multiples of $500 thereafter	At least $50,000 worth of Shares guaranteed minimum allocation (or such lesser amount applied for) and/or the $1,000 worth of Shares at no cost
Applicants under the Noteholder Exchange Offer, being Eligible Noteholders	Yellow personalised Application Form	Lodge your Application Form and your Exchange Notice at the address set out below	Shares worth the same amount as the Principal Amount the Noteholder elected to Exchange in the Exchange Notice (but at 97.5% of Final Price)
Applicants under the Noteholder Priority Offer, being Eligible Noteholders	Yellow personalised Application Form	Lodge your Application Form and Application Monies (being no more than the Principal Amount the Noteholder elected to Exchange in the Exchange Notice) at the address set out below	Shares worth up to the same amount as the Principal Amount the Eligible Noteholder elected to Exchange in the Exchange Notice at the Final Price, subject to the Eligible Noteholder electing to Exchange all (and not part only) of the Notes held by that Noteholder under the Noteholder Exchange Offer

THESE PEOPLE	SHOULD USE THIS APPLICATION FORM	AND	TO GET YOUR...
Broker Firm Offer Applicants	Please contact your Broker	Lodge your Application Form and Application Monies with the Broker from which you received a firm allocation, in accordance with that Broker's directions. You must apply for a minimum value of $2,000 of Shares and in multiples of $500 thereafter	Broker Firm Offer firm allocation
All other Applicants	Blue Application Form at the back of this Prospectus	Lodge your Application Form and Application Monies at the address set out below. You must apply for a minimum value of $2,000 of Shares and in multiples of $500 thereafter	Shares at the Final Price, allocation of which is subject to the discretion of the Joint Lead Managers in consultation with the Company and Saleco

Have you Attached your Cheque(s) or Bank Draft(s) for the Right Application Monies?
Cheque(s) or bank draft(s) must be:

- in Australian currency;
- drawn on an Australian branch of a financial institution;
- crossed "Not Negotiable"; and
- made payable:
  - for Applicants in the General Public Offer, Eligible Employee Priority Offer, and Noteholder Priority Offer – to "Emeco Holdings Limited Offer Account"; or
  - for Applicants in the Broker Firm Offer – in accordance with the directions of the Broker from whom you received a firm allocation.

For Applicants in the Employee Gift Offer, no payment is required.

Applicants should ensure that sufficient funds are held in the relevant account(s) to cover your cheque(s). If the amount of your cheque(s) for Application Monies (or the amount for which those cheques clear in time for allocation) is insufficient to pay for the amount you have applied for in your Application Form, you may be taken to have applied for such lower amount as your cleared Application Monies will pay for (and to have specified that amount in your Application Form) or your Application may be rejected.

Have you Lodged your Paper Application Form and Cheque(s) at the Right Address?
For Applicants in the General Public Offer, Eligible Employee Priority Offer, Employee Gift Offer, Noteholder Priority Offer and Noteholder Exchange Offer, return your Application Form and (where applicable) cheque(s) in the envelope supplied (reply paid, if posted in Australia):

by mail to:

Emeco Share Offer
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia

by hand delivery at:

Emeco Share Offer
C/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia
(do not use this address for mailing purposes)

For Applicants under the Broker Firm Offer, contact your Broker for information about how to submit your Application Form and for payment instructions.

It is your Broker's responsibility to ensure that your Application Form and Application Monies are submitted before 5.00pm (AEST) on the Closing Date for the Retail Offer. The Company, Saleco, the Joint Lead Managers, the Co-Lead Managers, the Co-Managers and the Share Registry take no responsibility for any acts or omissions committed by your Broker in connection with your Application.

The Company and Saleco reserve the right to reject any Application which is submitted by a person whom they believe is ineligible to participate in the Broker Firm Offer.

Other Important Information

Some Applicants may fit into one or more of the above categories (although the Company, Saleco and the Joint Lead Managers reserve the right to aggregate any Applications which they believe may be multiple Applications from the same person). There is no maximum amount that can be applied for in the Retail Offer or the Eligible Employee Priority Offer. However, the Joint Lead Managers reserve the right to treat any Applications in the Retail Offer which are for more than $250,000, or which are from persons whom they believe may be Institutional Investors, as "Final Price" bids in the Institutional Offer or to reject the Application.

3.12 Allocation

ANNOUNCEMENT OF FINAL PRICE AND ALLOCATION

The Company expects to announce the Final Price and the basis of allocation of Shares on or about 27 July 2006. This information will be advertised in The Australian and The Australian Financial Review, and in other national and major metropolitan newspapers in Australia that same day. Applicants in Australia under the Retail Offer, Priority Offers, Employee Gift Offer and Noteholder Exchange Offer will be able to call the Emeco Share Offer Hotline on 1800 689 300 (after 8:30am (AEST) on 4 August 2006) to confirm their allocations. Applicants who sell Shares before receiving an initial statement of holding do so at their own risk, even if they have obtained details of their holding from the Emeco Share Offer Hotline.

ALLOCATION POLICY

Allocation policy is a complex matter that will be determined having regard to achieving a balance of a number of factors, including but not limited to the number of Shares applied for, the overall level of demand under the Retail Offer, the Priority Offers, the Noteholder Exchange Offer and the Institutional Offer, the desire for an informed market, and the desire for an active and orderly secondary market.

No Applicant under the Offer, or bidder under the Institutional Offer, has any assurance of being allocated all or any Shares applied for (other than any firm allocation of Shares offered to a Broker Firm Applicant by their Broker or as described below in relation to the Eligible Employee Priority Offer, the Employee Gift Offer and the Noteholder Exchange Offer, where the Offer proceeds).

Subject to the principles described below, allocation of the Shares between the constituent parts of the Offer will be by agreement of the Company, Saleco and the Joint Lead Managers. Allocation of Shares to each of the Applicants and Institutional Investors within those constituent parts will be determined by the Joint Lead Managers in consultation with the Company and Saleco, except for the allocation to Brokers in respect of the Broker Firm Offer which will be by agreement between the Joint Lead Managers, the Company and Saleco.

Retail Offer

The Joint Lead Managers, in consultation with the Company and Saleco, have discretion regarding the allocation of Shares to Applicants in the Retail Offer and may reject any Application, or allocate a lesser amount of Shares than those applied for, in their absolute discretion. This discretion does not include the split of allocation between the Retail Offer, the Institutional Offer and the Broker Firm Offer which remains subject to agreement between the Joint Lead Managers, the Company and Saleco. The Joint Lead Managers, in agreement with the Company and Saleco, reserve the right to allocate no Shares under the Retail Offer if Applications are scaled back.

Shares which have been allocated to Brokers for allocation to their Australian resident Retail Investors will be issued or transferred to Broker Firm Applicants nominated by those Brokers. It will be a matter for Brokers as to how they allocate firm stock among their Retail Investors, and each Broker (and not the Joint Lead Managers, the Company or Saleco) will be responsible for ensuring that Retail Investors who have received a firm allocation from them receive the relevant Shares.

Eligible Employee Priority Offer and Noteholder Exchange Offer

Eligible Employees are entitled to receive a guaranteed minimum allocation of up to $50,000 worth of Shares at the Final Price (or such lower value applied for) and a priority over Applicants in the General Public Offer and bidders in the Institutional Offer for all Shares applied for above the guaranteed minimum allocation. To obtain the guarantee or priority, Eligible Employees must apply on the green personalised Application Form.

Eligible Noteholders are entitled to Exchange the Principal Amount of their Notes for Shares in the Offer, at 97.5% of the Final Price. To Exchange Notes under the Noteholder Exchange Offer, Eligible Noteholders must complete and lodge an Exchange Notice and a yellow personalised Application Form.

Despite the Noteholder Exchange Offer, Eligible Noteholders will not be entitled to exercise their right to Exchange to the extent that this would result in less than 10% of the total amount being raised from the Offer being raised from investors other than Noteholders. If this is the case, each Eligible Noteholder's acceptance will be scaled back and reduced by the appropriate proportionate amount.

Employee Gift Offer

If an Eligible Employee validly completes and lodges a green personalised Application Form, the employee will receive, at no cost to the employee, $1,000 worth of Shares calculated at the Final Price.

Noteholder Priority Offer

Eligible Noteholders who validly complete and return the yellow personalised Application Form and, an Exchange Notice to exercise their right to Exchange the Principal Amount of all (and not part only) of the Notes held by them under the Noteholder Exchange Offer, will receive a priority allocation over Applicants in the General Public Offer and bidders in the Institutional Offer for Shares at the Final Price equal to the value of the Principal Amount of the Notes which they Exchange. If such Noteholders wish to apply for Shares in addition to their priority allocation, they must complete a blue Application Form as part of the Retail Offer.

Institutional Offer

Refer to Section 3.13 for details of the allocation policy applying to the Institutional Offer.

3.13 Institutional Offer

The Institutional Offer consists of an invitation to certain Institutional Investors in Australia, the United States and certain other overseas jurisdictions to apply for Shares under this Prospectus or the International Offering Circular, as applicable. The Institutional Offer will be conducted by a Bookbuild arranged by the Joint Lead Managers.

The Bookbuild will be conducted from 9:00am (AEST) on 25 July 2006 to 12:00pm (AEST) on 26 July 2006. The Joint Lead Managers, in agreement with the Company and Saleco, reserve the right to vary the dates and/or times of the Institutional Offer without notice.

Bids in the Institutional Offer may be amended or withdrawn at any time up to the close of the Institutional Offer. Any bid not withdrawn at the close of the Institutional Offer is an irrevocable offer by the relevant bidder to subscribe or procure subscribers for the Shares bid for (or such lesser number as may be allocated) at the price per Share bid, on the terms and conditions set out in this Prospectus or the International Offering Circular (as applicable), including any supplementary or replacement document, and in any bidding instructions provided by Syndicate Members to participants. Bids can be accepted or rejected in whole or in part, without further notice to the bidder. Acceptance of a bid will give rise to a binding contract.

Details of the arrangements for notification and settlement of allocations applying to participants in the Institutional Offer will be provided to participants prior to the opening of the Bookbuild. In some cases, Shares allocated may be delivered by the Joint Lead Managers, or their international affiliates, pursuant to settlement support arrangements under which the relevant Shares may be issued or sold to them and on-sold by them to satisfy the relevant allocations under the Institutional Offer.

The Final Price

The Bookbuild will be used to determine the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined by the Company and Saleco, in consultation with the Joint Lead Managers. It is expected that the Final Price will be announced to the market on or about 27 July 2006.

In determining the Final Price, consideration will be given to the following factors:

- the level of demand for Shares under the Institutional Offer at various prices;
- the level of demand for Shares under the Retail Offer, Priority Offers and Noteholder Exchange Offer;
- the objective of maximising the Gross Proceeds of the Offer; and
- the desire for an orderly secondary market in the Shares.

The Final Price will not necessarily be the highest price at which Shares could be sold and may be set above, within or below the Indicative Price Range.

All successful bidders in the Institutional Offer will pay the Final Price.

Allocation Policy under the Institutional Offer

The Joint Lead Managers, in consultation with the Company and Saleco, will determine the allocation of Shares among bidders in the Institutional Offer. The Joint Lead Managers will have absolute discretion regarding the basis of allocation of Shares, and there is no assurance that any bidder will be allocated any Shares, or the number of Shares for which it has bid.

The initial determinant of the allocation of Shares under the Institutional Offer will be the Final Price. Bids lodged at prices below the Final Price will not receive an allocation of Shares.

The allocation policy will be influenced by the following factors:

- the price and number of Shares bid for by particular bidders;
- the timeliness of the bid by particular bidders; and
- any other factors that the Joint Lead Managers, in consultation with the Company and Saleco, consider appropriate, in their sole discretion.

3.14 Noteholder Exchange and Redemption

The Notes are currently proposed to be suspended from trading on ASX on 14 July 2006, being the date that is five Business Days before the Closing Date for the Noteholder Exchange Offer. This is to enable all Eligible Noteholders to have a fair and reasonable opportunity to accept the Noteholder Exchange Offer. Emeco Limited currently intends to close the Notes Register at 5.00pm (AEST) on 21 July 2006. No transfers or dealings in Notes will be recorded in the Notes Register after that time.

Eligible Noteholders will be paid all accrued but unpaid interest on the Notes that are Exchanged in accordance with the terms of the Notes Trust Deed at the time of Exchange.

After the Noteholder Exchange Offer closes, Emeco Limited will, subject to completion of the Offer, Redeem all of the then outstanding Notes in accordance with the terms of the Notes Trust Deed. Redemption entitles each Noteholder holding outstanding Notes to receive a payment equivalent to 106% of the Principal Amount of the Notes, plus all accrued but unpaid interest on the Notes up to the date of Redemption.

Once all Notes have either been Exchanged or Redeemed, Emeco Limited will be delisted from ASX.

3.15 Brokerage, Commission and Stamp Duty

No brokerage, commission or stamp duty is payable by Applicants upon acquisition of the Shares under the Offer. Certain fees are payable by the Company in relation to the Offer to the Joint Lead Managers. The Joint Lead Managers have certain fee arrangements with the other Syndicate Members and the Co-Managers. Details of these arrangements are set out in Sections 3.16, 11.8 and 11.9.1.

3.16 Stamping Fees

Brokers in the Broker Firm Offer will receive a fee equal to 1.5% of the number of Shares allotted or transferred under Applications which they submit, multiplied by the Final Price. The JLMs will be responsible for paying all such Broker fees.

Where an Application Form from an Applicant under the General Offer or the Noteholder Priority Offer bears the code of an ASX participating organisation and the Applicant is allotted or transferred Shares, the JLMs will pay that participating organisation a stamping fee equal to 1.0% of the number of Shares allotted or transferred under that Application multiplied by the Final Price, capped at a maximum stamping fee of $200 per successful Applicant (or group of Applicants from the same end investor).

Where an Application Form from an Applicant under the Noteholder Exchange Offer bears the code of an ASX participating organisation and the Applicant is allotted or transferred Shares, the Company will pay that participating organisation a stamping fee equal to 1.0% of the number of Shares allotted or transferred under the Application multiplied by 97.5% of the Final Price, capped at a maximum stamping fee of $200 per successful Applicant (or group of Applications from the same end investor).

No stamping fees will be payable on Applications under the Employee Gift Offer or the Eligible Employee Priority Offer.

3.17 Discretion Regarding the Offer

The Company and Saleco reserve the right not to proceed with the Offer or any part of it at any time before the allotment or transfer of Shares to Applicants and to bidders in the Institutional Offer. If the Offer or any part of it does not proceed or is cancelled, all relevant Application Monies will be refunded (without interest).

The Company and Saleco, in agreement with the Joint Lead Managers, also reserve the right to close the Offer or any part of it early, or extend the Offer or any part of it or to accept late Applications or bids either generally or in particular cases, or to reject any Application.

The Offer will not proceed if the Company and Saleco are not satisfied, in their discretion, with the Final Price. Even if the Final Price is within the Indicative Price Range this should not be taken to imply or indicate that the Company and Saleco will be satisfied with the pricing of the Offer.

3.18 Disbursement of Application Monies

All Application Monies will be held on trust in a special purpose account until Shares are issued or transferred to successful Applicants. Interest will not be paid to Applicants on Application Monies or any refunded amounts. The Company will retain any interest earned on Application Monies.

Where an Application is accepted in full, but based on the Final Price and the Application Monies cannot be applied to an exact number of whole Shares, the Application Monies will be applied to the nearest number of whole Shares (rounded down). The balance of the Application Monies will become an asset of the Company.

Where an Application is rejected or if Applications are scaled back, where the Offer is withdrawn, or where permission is not granted by ASX for quotation of the Shares within three months following the Prospectus Date and the Shares are not allotted or transferred, Application Monies will be refunded in Australian dollars. Refund cheques will be sent following the close of the Offer.

3.19 Offer Management Agreement

The Company and Saleco have entered into an Offer Management Agreement with the Joint Lead Managers in respect of the Offer. A summary of certain terms of the Offer Management Agreement, including the termination provisions, is set out in Section 11.9.1.

3.20 ASX Listing

An application was made to ASX on 30 June 2006 for the Company to be admitted to the official list of ASX and for official quotation of the Shares on ASX.

The Company's ASX code will be "EHL". The fact that ASX may admit the Company to the official list is not to be taken as an indication of the merits of the Company or the Shares offered under this Prospectus.

3.21 Trading on ASX

It is expected that the Shares will commence trading on ASX on or about 28 July 2006, initially on a conditional and deferred settlement basis.

All contracts formed on acceptance of Applications and bids in the Institutional Offer will be conditional on ASX agreeing to quote the Shares on ASX and also on initial settlement (that is, settlement in respect of all, or substantially all, of the Shares that are the subject of the Offer occurring under the Offer Management Agreement and associated settlement support arrangements ("Settlement")). Trades occurring on ASX before Settlement occurs will be conditional on Settlement occurring.

Conditional trading will continue until the Company has advised ASX that Settlement has occurred, which is expected to be on or about 3 August 2006.

Trading on ASX will then be on an unconditional but deferred settlement basis until the Company has advised ASX that initial holding statements have been despatched to Shareholders. Trading on ASX is expected to commence on a normal settlement basis on or about 7 August 2006.

If Settlement has not occurred within 14 days (or such longer period as ASX allows) after the day Shares are first quoted on ASX, the Offer and all contracts arising on acceptance of Applications and bids in the Institutional Offer will be cancelled and of no further effect and all Application Monies will be refunded (without interest). In these circumstances, all purchases and sales made through ASX participating organisations during the conditional trading period will be cancelled and of no effect.

Following the issue or transfer of Shares under the Offer successful Applicants will receive a holding statement setting out the number of Shares issued or transferred to them under the Offer. It is expected that holding statements will be despatched by standard post on or about 4 August 2006. It is the responsibility of Applicants to determine their allocation prior to trading in Shares. Applicants trading in Shares prior to receiving a statement of holding do so at their own risk. The Company, Saleco, the Share Registry and the Joint Lead Managers disclaim all liability and responsibility to persons who sell Shares before receiving their initial holding statement, whether on the basis of a confirmation of allocation provided by any of them or by the Emeco Share Offer Hotline.

3.22 Electronic Prospectus

The Offer constituted by this Prospectus is only available electronically to Australian residents accessing and downloading or printing the electronic version of this Prospectus within Australia. Investors resident in Australia may view this Prospectus online at www.emecoequipment.com. The Offer constituted by this Prospectus in electronic form is not available to investors outside Australia, including persons in the US, or to US Persons. Refer to Section 3.24 for applicable selling restrictions.

Persons who receive the electronic version of this Prospectus should ensure they download and read the entire Prospectus. A paper copy of this Prospectus will be provided free of charge to any Australian resident who requests a copy by contacting the Emeco Share Offer Hotline on 1800 689 300 during the Offer Period.

Applicants using an Application Form attached to the electronic version of this Prospectus must be Australian residents. The Corporations Act prohibits any person from passing an Application Form on to another person unless it is attached to or accompanying a paper copy of this Prospectus or the complete and unaltered electronic version of this Prospectus.

3.23 CHESS and Holding Statements

The Company intends to apply to participate in CHESS and, in accordance with the Listing Rules and the ASTC Settlement Rules, will maintain an electronic CHESS sub-register and an electronic issuer sponsored sub-register.

Following the issue or transfer of Shares to successful Applicants, Shareholders will receive an initial statement of holding (similar in style to a bank account statement) that sets out the number of Shares that have been allocated to them under the Offer.

This statement will also provide details of a Shareholder's HIN in the case of a holding on the CHESS sub-register, or SRN in the case of a holding on the issuer sponsored sub-register. Shareholders will be required to quote their HIN or SRN, as appropriate, in all dealings with a stockbroker or the Share Registry.

Shareholders will receive subsequent statements during the first week of the following month if there has been a change to their holding on the register and as otherwise required under the Listing Rules and the Corporations Act. Additional statements may be requested at any other time either directly through the Shareholder's sponsoring broker, in the case of a holding on the CHESS sub-register, or through the Share Registry in the case of a holding on the issuer sponsored sub-register. The Company or the Share Registry may charge a fee for these additional issuer sponsored statements.

3.24 Foreign Selling Restrictions

No action has been taken to register or qualify this Prospectus, the Shares or the Offer or otherwise to permit a public offering of the Shares in any jurisdiction outside Australia.

US OR US PERSONS

The Shares have not been and will not be registered under the US Securities Act and may not be offered, sold or resold (i) in the United States or to, or for the account or benefit of, US Persons, except to QIBs in transactions exempt from the registration requirements of the US Securities Act in accordance with Rule 144A thereunder and applicable US state securities laws and (ii) outside the United States, except to persons other than US Persons in offshore transactions in compliance with Regulation S under the US Securities Act.

This Prospectus may not be distributed in the US or to US Persons, or elsewhere outside Australia, unless it is attached to, or constitutes part of, the International Offering Circular that further describes selling restrictions applicable in the US and other jurisdictions outside Australia, and may only be distributed to persons to whom the Offer may lawfully be made in accordance with the laws of any applicable jurisdiction. This Prospectus does not constitute an offer or invitation to subscribe for or purchase Shares in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Prospectus.

Each person to whom the Offer is made under this Prospectus other than the Employee Gift Offer (including each person in Australia to whom the Institutional Offer is made) will be required to represent, warrant and agree, and by completing and lodging an Application Form will be deemed to have represented, warranted and agreed, as follows (and will be taken to have done so if it makes a bid in the Institutional Offer):

- it acknowledges that the Shares have not been, and will not be, registered under the US Securities Act, or in any other jurisdiction outside Australia, and may only be offered and sold (i) in the US or to, or for the account or benefit of,

US Persons, to QIBs in accordance with Rule 144A and applicable US state securities laws and (ii) outside the US, to persons other than US Persons in offshore transactions in compliance with Regulation S;

- it is not in the US or a US Person and is not acting for the account or benefit of a US Person or any other foreign person; and
- either (i) it is not engaged in the business of distributing securities or (ii) if it is, it agrees that it will not offer or resell in the US or to a US Person (a) any Shares it acquires under the Offer at any time or (b) any Shares it acquires other than under the Offer until 40 days after the date on which the Shares are allocated under the Offer, in either case other than in a transaction meeting the requirements of Rule 144A; provided, however, that the foregoing will not prohibit any sale of Shares on ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been pre-arranged with, or that the purchaser is, a person in the US or a US Person.

HONG KONG

WARNING

The contents of this Prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Offer. If you are in any doubt about any of the contents of this Prospectus, you should obtain independent professional advice.

SINGAPORE

This Prospectus has not been lodged or registered as a prospectus with the Monetary Authority of Singapore, and the Noteholder Exchange Offer and the Noteholder Priority Offer will be offered in Singapore only pursuant to exemptions in Subdivision (4) Division 1, Part XIII and Subdivision (4) Division 2, Part XIII of the SFA. Accordingly, the Company has not made and will not make the Noteholder Exchange Offer or the Noteholder Priority Offer, nor will it circulate or distribute this Prospectus or any other offering document or material relating to the Noteholder Exchange Offer or the Noteholder Priority Offer, either directly or indirectly, in Singapore other than in circumstances permitted under the SFA.

GENERAL

No person is authorised to provide any information or make any representations other than those contained in this Prospectus and, if given or made, such information or representations will not be relied upon as having been authorised by the Company, Saleco, any Syndicate Member, any of the Co-Managers, or any other person, nor will any such persons have any liability or responsibility in relation to them.

3.25 Taxation

The Australian taxation consequences of any investment in Shares will depend upon the investor's particular circumstances. It is the obligation of potential investors to make their own enquiries concerning the taxation consequences of an investment in the Company. If you are in doubt as to your course of action you should take, you should consult your stockbroker, accountant or other professional adviser. Section 11.12 sets out further information in relation to tax.

3.26 Enquiries by Australian Residents

If you are an Australian resident and require assistance to complete an Application Form or require additional copies of this Prospectus, you should contact the Emeco Share Offer Hotline on 1800 689 300. The Emeco Share Offer Hotline will be open on Business Days from 8:30am (AEST) to 5:30pm (AEST) until 11 August 2006. Australian residents will be able to contact the Emeco Share Offer Hotline to find out details of their allocations from 8:30am (AEST) on 4 August 2006.

If you require advice as to whether to invest in the Company, you should seek professional advice from your stockbroker, accountant or other professional adviser.

4 Industry Overview



This Section contains various publicly available estimates, projections, statements and opinions by certain government bodies and industry consultants in relation to activity (both historical and prospective) in the mining, heavy earthmoving equipment and civil construction industries in Australia, Indonesia and North America. Given the nature of Emeco's business, the Directors consider it is appropriate to include such information so as to provide prospective investors with background on the industries in which Emeco operates. It should however, be noted that to the extent that such information is a projection, forecast or forward-looking statement, no guarantee or assurance is given that such projection, forecast or forward-looking statement will be achieved or met or the outcomes expressed or implied will occur, and therefore investors are cautioned not to place undue reliance on this information. Emeco's business is also subject to a number of risks and uncertainties as set out in Section 10 and elsewhere in this Prospectus.

4.1 Introduction

Emeco operates in the markets for rental and sale of heavy earthmoving equipment to customers in the mining and civil construction sectors. The majority of Emeco's earnings are derived from its Rental division, primarily in Australia, with other operations in Indonesia and Canada. Emeco's revenue is predominantly exposed to the mining industry across major commodities including coal, iron ore, gold, oil and gas, oil from oil sands, and copper. However, Emeco's business model is also well suited to the civil construction and aggregates sectors and can be deployed to target growth opportunities in these sectors.

The volume of earth moved in the mining and civil construction sectors is the primary driver of demand for heavy earthmoving equipment. The volume of earth moved in the mining sector is driven by the production levels of mines, which respond to end market demand in industries that use the commodities being mined. Based on data from ABARE, mine production volumes have grown steadily over the past 25 years despite price cycles.

AME Mineral Economics estimates that the volume of earth moved in Emeco's existing mining markets has grown at 10.9% from 2000 to 2005, and is forecast to continue to grow at 6.1% from 2005 through to 2010, driven by the increase in demand for commodity imports in China, India, and other Asian countries. The volume of earth moved in the civil construction sector is driven by the size and scope of projects undertaken, which are often dependent on government approval and access to government funds.

4.2 Drivers of Demand for Heavy Earthmoving Equipment

Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining. Management expects that the current equipment supply and demand situation is likely to remain unchanged over the Forecast Period, underpinning increasing rental penetration.

VOLUME OF EARTH MOVED IN EMECO'S EXISTING MARKETS 2000 TO 2010F

Earth Moved by Country



billion bcm
7
6
5
4
3
2
1
0
2000
2002
2004
2006F
2008F
2010F
CAGR 10.9%
CAGR 6.1%
CAGR 05–10F
18.1%
3.5%
4.8%
Canada
Indonesia
Australia

Source: AME Mineral Economics. Chart based on volume of earth moved in Australia (open cut mining of coal, gold, iron ore, copper), Indonesia (open cut mining of coal, gold copper) and Canada (open cut mining of oil sands). Emeco's equipment is used directly in the mining of the coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.

Note: Years ended or ending 31 December.

Earth Moved by Sector



billion bcm
7
6
5
4
3
2
1
0
2000
2002
2004
2006F
2008F
2010F
CAGR 10.9%
CAGR 6.1%
CAGR 05–10F
4.2%
18.1%
0.8%
6.8%
4.5%
Copper
Oil Sands
Gold
Iron Ore
Coal

Source: AME Mineral Economics. Chart based on volume of earth moved in Australia (open cut mining of coal, gold, iron ore, copper), Indonesia (open cut mining of coal, gold copper) and Canada (open cut mining of oil sands). Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.
Note: Years ended or ending 31 December.

Parker Bay Company estimates that the units of heavy earthmoving equipment (both owned and rented) in the mining sector in Australia, Indonesia and Canada are forecast to grow at an annual compound growth rate of 5.0% from 2005 to 2010. The total installed base of large heavy earthmoving equipment in the mining sector in Australia, Indonesia and Canada is estimated to comprise approximately 9,000 units by 2010 (both owned and rented).

UNITS OF HEAVY EARTHMOVING EQUIPMENT 2000 TO 2010F

Units by Country



Units
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
2005
2006F
2007F
2008F
2009F
2010F
CAGR 3.8%
CAGR 5.0%
Canada
Indonesia
Australia

Notes: Commodities included are open cut coal, gold, iron ore, cut oil sands, copper and other. Emeco's equipment is used directly in the mining of the coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.
Years ended or ending 31 December.

Units by Commodity



Units
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
2005
2006F
2007F
2008F
2009F
2010F
CAGR 3.8%
CAGR 5.0%
Copper
Oil Sands
Gold
Iron Ore
Coal
Other Minerals

Notes: Commodities included are open cut coal, gold, iron ore, cut oil sands, copper and other. Emeco's equipment is used directly in the mining of the coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.
Years ended or ending 31 December.

Mining

An increase of 3.8 billion bcm in the volume of earth moved in the mining of major surface mined commodities is forecast for the period from 2005 to 2010. The key growth in this volume of earth moved is expected to come from coal in Asia (32.4% of total forecast volume growth, including 7.2% of the total growth from Indonesia), oil sands in Canada (15.7%) which is expected to increase the need for supporting infrastructure, coal in North America (13.2% for Canada and the United States combined) and coal in Australia (12.9%).

Metallurgical Coal and Iron Ore

The metallurgical coal and iron ore sectors are driven by the demand for steel, primarily for use in construction and production of steel intensive good such as motor vehicles and electrical appliances. The expected growth in global steel demand reflects urban investment and growth of consumer spending in China and other developing countries. With it's position as a low cost producer of iron ore and metallurgical coal, proximity to Asia and lower freight cost relative to competitors, Australia is expected to benefit significantly from continued increases in demand for steel. AME Mineral Economics forecasts annual iron ore mining production in Australia to grow at a compound annual growth rate of 8.7% between 2005 and 2010.

Thermal Coal

Demand for thermal coal from Australia and Indonesia is driven primarily by electricity consumption, particularly in Asia. As developing Asian countries further industrialise, governments are increasing the capacity of coal-fired power generation plants to meet rapidly rising demand for electricity. Indonesia is one of the world's largest exporters of thermal coal and has benefited from the increase in demand from China and other key Asian markets.

Mine production expansion and new mine development is forecast to increase Indonesian coal production by a compound annual growth rate of 5.3% between 2005 and 2010 according to AME Mineral Economics. Australian coal mining companies have embarked on expansions and new developments in both Queensland and New South Wales to accommodate Australian export growth. AME Mineral Economics forecasts annual coal (both thermal and metallurgical) production in Australia to grow at a compound annual growth rate of 5.0% between 2005 and 2010.

Gold

AME Mineral Economics estimates Australia is among the largest gold mining countries, accounting for approximately 16% of global production in 2005. Due to the absence of significant exploration investment in past years, expansion of the Australian gold mining sector has been limited and production is expected to remain relatively constant. Indonesian gold production is dominated by Freeport McMoRan's Grasberg copper and gold mine, which represents approximately half of Indonesia's total gold production. Newcrest's Gosowong project, which began production in 2002, is another large Indonesian gold mining operation. AME Mineral Economics estimates Indonesian gold production will remain relatively constant through to 2010.

Oil and Gas

The demand for natural gas and crude oil production in Canada is primarily driven by US consumption. The volume of earth moved in oil sands from open pit mining is expected to increase to over one billion bcm by 2010 at a compound annual growth rate of 18.1%. In Canada, the units of large heavy earthmoving equipment machinery are forecast to grow at an annual compound growth rate of 4.9% between 2005 and 2010, with the primary drivers of this growth being oil sands and coal. Canadian oil sands are viewed as an increasingly important oil source, given global security concerns and uncertainties with respect to the future of production levels in Nigeria, Iran and the Middle East.

Natural gas production in Canada is driven by its use in extracting crude oil and bitumen from the oil sands, where it is expected that natural gas consumption will nearly triple over the next decade.

Civil Construction and Aggregates

The primary use of heavy earthmoving equipment in the civil construction sector is in the construction of roads, rail and other infrastructure. Heavy earthmoving is also used for the quarrying of aggregates. The level of civil construction activity drives demand for aggregates.

The civil construction market in North America is expected to be driven by an increase in infrastructure development projects. These include the Alaskan/Canadian Pipeline project and the US Highways plan, both of which are dependent on government funding or loan guarantees. While governments have approved these projects, timing has yet to be finalised. In its 2006 budget, the Canadian federal government outlined plans to spend approximately C$8.1 billion on a range of infrastructure projects in addition to C$3.9 billion in existing infrastructure agreements. Timing for these projects is not yet finalised.

The large scale civil construction market in Australia has traditionally been driven by the public sector and is therefore heavily influenced by government financing. Civil construction associated with mining, such as roads, rail and other infrastructure, is largely driven by the global demand for commodities. The Construction Forecasting Council estimates that in 2005, the Australian civil construction sector accounted for expenditures of approximately $32.7 billion.

The demand for aggregates in Australia is driven by the level of activity within the building and construction industries. The drivers of demand include the amount of construction investment and intensity of use. The demand for civil construction in Canada is driven primarily by government infrastructure projects.

4.3 Rental Penetration Drivers

Mine owners and contractors can obtain heavy earthmoving equipment by purchasing it new from OEMs, by purchasing it second-hand from the used equipment market or by renting it. The rental market is a relatively new market, with few suppliers of international reach.

Emeco believes that the relatively low levels of penetration reflect a limited offering of rental equipment to date. Current rental penetration in Australia and Indonesia is estimated at 15%, and 3% respectively.

ESTIMATED RENTAL PENETRATION (%)



100
80
60
40
20
0
15%
3%
Australia
Indonesia
Remaining Installed Base
Estimated Rental Penetration

Source: Management estimates. Estimates are based on a number of assumptions including rental penetration, total installed base, and the estimated fleet size of Emeco's major competitors in each market. Rental penetration is based on a combination of publicly available information, Management experience in the Australian and Indonesian rental markets and various other information. The estimate of total installed base is sourced from Parker Bay Company. Competitor fleet size is based on a combination of Management experience and publicly available data.

Emeco believes that rental model penetration will be driven primarily by benefits that Emeco's rental service offering provides to customers who are seeking flexibility, have short-term earthmoving needs or choose to allocate their capital to other priorities.

Delivery Time Advantage

Heavy earthmoving equipment is important for mine owners to meet production targets. Mine owners often require access to equipment in short-time frames. Emeco is frequently able to deploy its equipment to a customer's site in three months or less. This lead time is significantly shorter than that for new large scale equipment, which is typically produced only in response to an order.

Fleet Flexibility

Renting heavy earthmoving equipment provides capacity in excess of core production requirements, when there are short-term fluctuations in earthmoving needs. The fluctuations are generally a result of changes in the development life of a mine or changes in mine plans often due to the discovery of additional deposits and the resulting production. The fluctuation may also result from unplanned work, mechanical breakdowns, increased production targets or other similar reasons.

Capital Management

Smaller mine owners and mining contractors generally use the rental model to conserve limited capital resources. In Emeco's experience, smaller mine owners focus capital on core exploration and mine development as opposed to equipment and fleet management. The business models of those mining contractors, who lack sufficient capital to own equipment but have contracted income streams for defined periods, are well suited to use rental equipment. In addition, while not a primary driver, some large miners are also seeing rental as a way to manage their capital efficiently.

Primary Rental Penetration Drivers	Large Mine Owner	Small Mine Owner	Mine Contractor
Delivery Time Advantage	✔	✔	✔
Fleet Flexibility	✔	✔	✔
Capital Management	✘	✔	✔

Source: Emeco.

In the civil construction and aggregates markets, Emeco believes rental penetration has similar drivers to the mining industry, with a particular emphasis on capital management and flexibility. Rental penetration in the construction industry is estimated at approximately 40% in North America and approximately 60% in Australia.

4.4 Competitive Landscape

Emeco is the market leader in the Australian and Indonesian markets for the rental of heavy earthmoving equipment to customers in the mining industry, with estimated market shares of approximately 30% and 55% respectively, based on estimated number of machines rented. Emeco believes it is one of the few heavy earthmoving rental equipment companies providing equipment in the oil and gas sectors in Canada, including infrastructure projects relating to the oil sands in Canada. In the heavy earthmoving equipment market, Emeco's major competitors can be categorised as OEM-aligned, regional independents, and small and general equipment rental companies.

OEM-Aligned

OEM-aligned dealers generally source new equipment from their aligned manufacturer, and are generally restricted to distributing equipment in a specific geographic region. These suppliers typically focus on sales of new equipment. Emeco believes OEM-aligned suppliers will continue to focus primarily on sales of new equipment, due to the large amount of capital required to acquire and maintain an economically viable rental fleet. Some OEM-aligned suppliers do offer equipment rental, but it is generally offered as a financing option for equipment purchase in "rent-to-purchase" arrangements.

Regional Independents

Regional independents are non-OEM-aligned suppliers and typically have small fleets comprised of smaller scale equipment and are located in one specific region with single or few site operations and limited maintenance support. The regional independents are often capital constrained and privately owned. Emeco believes that its established global procurement network, capital resources, and relatively diverse fleet, which generally allow customers to satisfy the bulk of their rental equipment requirements through a single source, provides Emeco with a competitive advantage over regional independents.

Small and General Equipment Rental Companies

Small and general equipment rental companies generally rent to a diverse range of customers and typically allocate only a small percentage of their rental fleet to light earthmoving equipment. Furthermore, their target customer base and market are generally different to those of Emeco. Typically, these companies rent lower value equipment for shorter periods of time, including non-earthmoving items such as portable accommodation units and toilets, storage containers, welders and generators. Apart from a division of a listed public company, these companies do not generally provide extensive maintenance support to customers and typically do not focus on rental of large capacity, heavy earthmoving equipment for the mining industry.

5 Business Overview


CATERPILLAR
Emeco
CATERPILLAR
785B
785B
103

In addition to the Directors' Forecasts set out in Section 8, Emeco and Management have considered below the general outlook for certain aspects of Emeco's business. The discussion in this Section has also been prepared in part on the basis of the information discussed in Section 4 and should be read having regard to that information. The discussion in this Section contains information concerning the earthmoving equipment market, Emeco's market segments and product areas which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the earthmoving equipment market, Emeco's market segments and product areas will develop. These assumptions have been derived from information currently available to Emeco. To the extent any statements below are forward-looking, the occurrence of the outcomes or events expressed or implied in the statements are subject to various risks and uncertainties set out in Section 10 and elsewhere in this Prospectus, and no representation, warranty or guarantee can be given that the occurrence of those outcomes or events will actually occur.

5.1 Overview of Emeco's Operations

Emeco has a #1 market share of heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on estimated number of machines rented. Emeco has integrated Rental, Sales, Parts & Maintenance and procurement into a single business model for highly reliable, low-houred heavy earthmoving equipment for the mining and civil construction sectors. Central to Emeco's integrated business model is its global procurement network, which has been built over more than 30 years. This network provides access to equipment for Emeco's fleet, generates market intelligence, represents a barrier to entry into Emeco's markets and contributes to an average expected annual pro forma EBITA ROFE of approximately 18.6% from FY2003 to FY2007F.

Emeco's three divisions, Rental, Sales and Parts & Maintenance are forecast to contribute 91%, 7% and 2% of FY2006F pro forma EBITDA respectively. Regionally, Australia is forecast to contribute 72% of FY2006F pro forma EBITDA, Indonesia 18%, and the Rest of World 10%.


FY2006F PRO FORMA EBITDA BY GEOGRAPHY
Australia 72%
Indonesia 18%
Rest of World 10%
FY2006F PRO FORMA EBITDA BY DIVISION
Rental 91%
Sales 7%
Parts & Maintenance 2%
FY2006F RENTAL REVENUE BY SECTOR
Coal 41%
Gold 26%
Civil 15%
Iron Ore 9%
Oil 5%
Other 4%

Source: Emeco.
Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands. Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.

Emeco has an international presence with offices in Australia, Indonesia, Canada, the United States and the Netherlands. Its head office is in West Perth and it has 12 other Australian offices located in Bendigo, Brisbane, Ingleburn, Kalgoorlie, Karratha, Kempsey, Melbourne, Redcliffe, Rutherford, Somersby, South Guildford and South Mackay.

5.2 History

Established in 1972, Emeco has grown from a regionally-focused Australian operation to an integrated international business.


Emeco's business established
Acquired by Darr Equipment
Focus on Queensland growth
Entered Indonesian rental market
Established Parts and Sales joint ventures
Established Emeco USA
Issue of Notes
MBO
Acquired Andy's Earthmovers
1972
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Laurie Freedman appointed Managing Director
Acquired WA Parts business (Natrac)
Acquired partners interests in joint venture
Acquired River Valley
Established Emeco Netherlands

In January 2005, the Company and Emeco Limited were used as the holding company vehicles to carry out the MBO of the business from Darr Equipment, an equipment and forklift company located in the US. The Archer Capital Funds and the Pacific Equity Partners Funds contributed approximately 75% of the equity to fund the purchase, with Management Investors contributing the remaining 25%.

Management have grown the business organically and through acquisitions, both domestically and internationally. Examples of organic growth include entry into the Queensland and Indonesian markets. Emeco has been able to introduce the rental model and grow its presence, both in terms of the number of machines and the number of geographic locations in which it operates.

Growth through acquisitions has also provided Emeco with entry into new markets. Management has recently overseen two significant acquisitions. In January 2006, Emeco expanded its presence in Victoria, Australia by acquiring Andy's Earthmovers, while the acquisition in August 2005 of River Valley in Alberta, Canada in August 2005 provides strategic exposure to the Canadian oil and gas industry, including infrastructure projects related to oil sands. Management is currently pursuing additional acquisition opportunities in Canada, the United States and Australia.

5.3 Emeco's Integrated Business Model

Emeco's integrated business model leverages its procurement capability to support the Rental, Sales, and Parts & Maintenance divisions. This integrated model allows Emeco to purchase rental equipment at wholesale prices, grow its market intelligence, maintain its high fleet Utilisation, ensure fleet quality to deliver high reliability for customers, and increase equipment value on sale.

INTEGRATED BUSINESS MODEL


Rental
Global Procurement Capability
Sales
Parts & Maintenance

Rental

The Rental division services customers in Australia, Indonesia and Canada. Emeco is able to rent individual machines or packages of equipment to address customers' requirements in the jurisdictions in which Emeco operates. Rental primarily services the mining industry, where Emeco's business is characterised by long-term customer relationships. The bulk of the remainder of Rental revenue is generated from civil construction customers.

Sales

The Sales division sells used earthmoving equipment in the civil construction and mining sectors. It also supports Rental by seeking to increase the sale value of ex-rental equipment and by maintaining inventories that may from time to time be used by, or transferred to, Rental if the needs of its customers so require. Sales also enhances Emeco's value proposition to customers by providing access to a sales channel for equipment no longer needed by the customer.

Parts & Maintenance

The Parts & Maintenance division is made up of the Parts business and the Maintenance business. The Parts business procures used equipment parts, reconditions these parts and supplies them to both Rental and Sales and to external customers. The Maintenance business provides support to Rental and Sales by offering service, repair and equipment refurbishment capabilities to ensure high reliability of equipment.

Global Procurement Capability

For more than 30 years, Emeco has developed a global network of employees and contacts within the used mining equipment industry. Combined with Emeco's capital resources, this global network positions Emeco well to compete for used equipment as it becomes available.

While the global network enables Emeco to locate particular pieces of equipment when required, its key advantage lies in its ability to identify and execute acquisitions of large packages of multiple units of equipment, comprising multiple machines. Emeco's procurement team is able to quickly assess the value of these packages, and Emeco is one of the few companies with the scale and the capital resources to successfully complete these types of transactions.

This capability provides benefits to each of Emeco's divisions.


Market Intelligence
Russia
Canada
UK
Germany
France
Japan
Management of Residual Values
Global Procurement Capability
Access to Equipment
USA
UAE
Hong Kong
Indonesia
South Africa
Australia
Wholesale Pricing
Chile

Note: Shaded countries indicate countries where Emeco has procured equipment from the period from 1 July 1999 to 31 March 2006.

Access to Equipment

Emeco's global network of employees and contacts enables Emeco to source particular items of equipment that are demanded by Emeco's customers, as well as items of equipment that Emeco believes are being offered on favourable terms and are likely to be needed by the Rental or Sales divisions in the near future.

Wholesale Pricing

Purchases of large packages of equipment available through its global procurement network allows Emeco to achieve lower prices than those offered to purchasers of individual pieces of equipment. These lower prices benefit the Rental and Sales divisions by lowering their costs.

Market Intelligence

Emeco's global network of employees and contacts enables it to keep abreast of trends and developments in the market for earthmoving equipment, which enables Emeco to plan for customer needs and ongoing fleet replacement requirements.

Management of Residual Values

Detailed awareness of the used equipment market supply dynamics, gained through the global procurement network, enables Management to make and time disposal decisions designed to increase residual values. This detailed awareness also allows the Sales division to efficiently set prices for the equipment it sells.

5.4 Emeco's Growth Strategy

Emeco's growth strategy is to focus on the growth of Rental as part of its integrated business model in markets that will yield attractive returns, while continuing to develop Sales and Parts & Maintenance in existing and new geographies. Emeco intends to pursue this strategy by:

- deploying capital to grow the rental equipment fleet;
- using its global procurement network to source new and used equipment for Rental, used equipment for Sales, and used parts for Rental, Sales and external customers;
- deploying rental equipment to new and existing customers in Australia, Indonesia and Canada, and new rental geographies such as Europe and the US;

- deploying rental equipment to new and existing customers in the civil construction and aggregates sectors in Australia, Indonesia, Canada, and the US; and
- identifying and executing acquisitions of businesses and large quantities of equipment.

5.5 Rental

Rental is Emeco's core business, representing 91% of FY2006F pro forma EBITDA. It offers a wide range of mid to large earthmoving equipment that can be redeployed to Emeco's customer base.

The Rental fleet comprises a range of earthmoving equipment including dump trucks, dozers, loaders, excavators and graders and consists predominantly of highly reliable, low-houred Caterpillar machines and to a lesser extent, Komatsu, Volvo, Hitachi and Liebherr machines. As a result of the work performed by Parts & Maintenance, customers can have confidence that Emeco's rental equipment is well maintained, reliable and able to operate for sustained periods. Ongoing preventative maintenance also extends equipment useful lives, limits major overhaul costs and increases residual value.

EMECO'S RENTAL EARTHMOVING EQUIPMENT RANGE


Truck (Rigid Dump)
35 ton Small construction
40 ton
Average
115 ton
200 ton
>350 ton Large mines
Dozer
<10 ton Small construction
20 ton
Average
40 ton
100 ton
>150 ton Large mines
Loader
50 kW Small construction
100 kW
Average
320 kW
660 kW
~1500 kW Large mines
Excavator
<10 ton Small construction
15 ton
Average
70 ton
405 ton
700 ton Large mines
Grader
<100 kW Small construction
110 kW
Average
170 kW
210 kW
>350 kW Large mines

	Number of Units[1]	Average Age[2] (kHrs)	Average Expected Life[2] (kHrs)
Truck (Rigid Dump)	154	21.2	47.9
Dozer	169	9.8	20.4
Loader	65	14.7	25.8
Excavator	104	6.9	15.5
Grader	56	11.9	29.6

Source: Emeco.
Notes: kHrs means thousand hours.
Excludes 102 articulated dump trucks and 123 other pieces of equipment (including scrapers, compactors and other mining equipment) rented by Emeco as of 31 March 2006 which do not fall into the categories shown.
1 Number of units as at 31 March 2006.
2 Age and expected life as at 31 May 2006.

Emeco's equipment fleet is comprised of heavy earthmoving equipment from leading OEMs which can be deployed to support earthmoving activities in the mining industry as well as the civil construction and aggregates sectors.

Emeco rents its equipment on a range of terms tailored to each customer's requirements. This includes varying, but generally short-term, contract lengths and different maintenance service levels as required by the customer. While approximately 70% of the rental fleet is Caterpillar, Emeco is not restricted by exclusivity with OEMs nor by geographic region, unlike many regional dealers and smaller competitors. Rental terms typically have a minimum hourly usage per month, which varies with the type of machine and value of the equipment offered. Contracts are generally priced on an actual hours of usage basis subject to any minimum usage requirements agreed between Emeco and the customer. Equipment mobilisation and demobilisation costs are typically borne by the customer.

Emeco has a number of 'whole of mine' contracts where it provides the majority of earthmoving equipment to selected mine operators over a long period. Emeco currently has such contracts in Australia and Indonesia and is discussing this concept with a number of other customers.

Emeco applies a disciplined approach to rental contract pricing that takes into account the type and model of equipment, expected customer usage, required repairs and maintenance, depreciation profile, equipment mobilisation and demobilisation costs and future residual value. The ability to acquire equipment at wholesale rates, with relatively accurate forecasting of maintenance expenditure, allows Emeco to offer competitive prices for rental.

Emeco's recent fleet growth has reduced the average age of equipment as newer equipment has been added to meet customer demand. The current fleet has been used for approximately 30% of its average useful life to Emeco.

Emeco has increased the average size of equipment in its rental fleet in line with an overall industry shift towards larger equipment. These larger machines typically command higher hourly rates and customer usage, resulting in higher revenue per machine.

The growing demand for Emeco's rental equipment is evidenced by the growth of Emeco's fleet which increased by over 240% from 225 to 773 units of equipment between 30 June 2001 and 31 March 2006. During this period, Utilisation has remained stable at approximately 80 – 90%.

5.5.1 COMPETITIVE STRENGTHS IN RENTAL

Emeco has the #1 market share of heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on estimated number of machines rented. Emeco's position is underpinned by several competitive strengths.

#1 Market Share

Management estimates that Emeco has approximately 30% market share of the Australian rental market for heavy earthmoving equipment to customers in the mining industry, and approximately 55% of that market in Indonesia. Emeco believes it is one of the few heavy earthmoving rental equipment companies in the oil and gas sectors in Canada, including in infrastructure projects relating to the oil sands in Canada. Emeco believes that its rental market share is approximately three times that of its closest competitor in Australia and approximately one and a half times that of its closest competitor in Indonesia.



#1 IN AUSTRALIAN RENTAL TO MINING INDUSTRY
Emeco 30%
#2 Player 10%
Others 60%
#1 IN INDONESIAN RENTAL TO MINING INDUSTRY
Emeco 55%
#2 Player 35%
Others 10%

Source: Management estimates. Estimates are based on a number of assumptions including rental penetration, total installed base, and the fleet size of Emeco's major competitor in each market. Rental penetration is based on a combination of publicly available information, Management experience in the Australian and Indonesian rental markets and various other information. The estimate of total installed base is sourced from Parker Bay Company. Competitor fleet size is based on a combination of Management experience and publicly available data.

Strong Relationships with Leading Global Miners

Emeco's heavy earthmoving equipment is contracted to service mines owned or operated by six of the world's eight largest listed mining companies by market capitalisation.

TOP EIGHT GLOBAL MINERS BY MARKET CAPITALISATION[1]

(US$ in billions)



Market Capitalisation
140
120
100
80
60
40
20
0
#1
#2
#3
#4
#5
#6
#7
#8
Emeco equipment at mine

Source: Emeco.

Note: Seven of eight miners shown above have mining operations in Emeco's geographic markets of Australia, Indonesia and Canada.

1 Ranked by approximate market capitalisation as at 15 June 2006.

In Australia, Emeco's equipment is used on mining sites owned or operated by leading Australian miners such as BHP Billiton, Anglo Coal, Xstrata and Barrick Gold.

Emeco has been able to grow revenue per customer over time. Between FY2001 and FY2005, Emeco has grown average annual revenue per customer from approximately $230,000 to approximately $750,000, a CAGR of 34%.

AVERAGE RENTAL REVENUE PER CUSTOMER
($000)

CAGR 34%

	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005
Average rental revenue per customer ($000)	230	383	484	420	746

Source: Emeco.

Emeco is diversified across customers and the major surface mining commodities, including coal, iron ore, gold, oil from oil sands and copper. For the nine months ended 31 March 2006, Emeco had 72 customers contributing greater than $1 million in pro forma revenue. The top five customers are forecast to account for 22% of FY2006F pro forma revenue. Emeco's diversified exposure positions it well to benefit from the differing growth profiles of the major surface mined commodities.

FY2006F PRO FORMA RENTAL REVENUE BY CUSTOMER

Top 5 22%
Top 6-10 12%
Top 11-20 9%
Remainder 57%

FY2006F PRO FORMA RENTAL REVENUE BY SECTOR

Coal 41%
Gold 26%
Civil 15%
Iron Ore 9%
Oil 5%
Other 4%

Source: Emeco.
Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands. Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.

Emeco's customer contracts vary in length but are typically extended well beyond the initial contract term.

REMAINING CONTRACTED RENTAL REVENUE AS AT 31 MARCH 2006[1]


0-6 months 63%
2+ years 1%
1-2 years 2%
6-12 months 34%

AVERAGE RENTAL LENGTH AS AT 31 MARCH 2006
(Months)


30
16
Average initial contract length = 7 months[1]
Current contracted customer – length of rental to date[2]
Current contracted customer – expected total length of rental[2]

Source: Emeco.
Note: Excludes Canada as information not readily available.
1 Based on contracts as at 31 March 2006 with a start date after 1 July 2005.
2 Based on 316 contracts identified as important contracts by Management, and Management estimates for total length of rental under each contract.

Reputation for High Quality Rental Fleet

Emeco believes its reputation in the equipment rental market for the provision of quality, well maintained, highly reliable equipment is a key competitive strength. Emeco's integrated business model and commitment to preventative maintenance ensure high reliability of equipment for its customers.

5.5.2 MULTIPLE BARRIERS TO ENTRY IN RENTAL MARKETS

Emeco believes it is protected by multiple barriers to the entry of competitors into its rental markets:

Global Procurement Capability	Emeco's global procurement network provides access to equipment and parts, delivering market intelligence that helps increase Emeco's ability to secure quality machines in tight equipment supply conditions. Emeco's global procurement network has been developed over more than 30 years, and consists of earthmoving equipment industry leaders on the ground in key equipment markets. Emeco believes that its global procurement network is more extensive than many of its competitors. The cumulative intelligence gathered by Emeco over time through its procurement network has enabled it to anticipate market trends and plan for customers' future needs.
Scale	Emeco's scale allows it to grow with its existing customers and expand into new geographies. Emeco's equipment portfolio and access to capital allows it to service large customers without the equipment concentration risk and capital constraints faced by smaller, regionally-focused competitors. In addition, Emeco's ability to purchase large quantities of equipment results in purchase price advantages.
OEM Independence	Emeco provides its customers with highly reliable, low-houred, heavy earthmoving equipment primarily from Caterpillar and, to a lesser extent, from other manufacturers including Volvo, Hitachi, Komatsu and Liebherr. By contrast, OEM-aligned dealers generally source new equipment from their aligned manufacturer, and are generally restricted to distributing equipment in a specific geographic region. Emeco believes OEM-aligned suppliers will continue to focus primarily on sales of new equipment. Emeco's business model enables it to exploit some of the limitations of the OEM-aligned model, such as a narrower selection of equipment and long lead times for equipment from a single manufacturer, and offer its customers an attractive value proposition across different equipment brands.
Established Customer Relationships	Emeco has established relationships with six of the world's eight largest listed mining companies by market capitalisation. Emeco's equipment is used on mine sites owned by some of the most recognised miners in Australia such as BHP Billiton, Anglo Coal, Xstrata, Anglo Coal and Barrick Gold. Based on experience, Management expects that Emeco's current customers in Australia and Indonesia will, on average, rent equipment for a period that is more than four times longer than the initial contract term. Due to the critical importance of earthmoving to mining production volumes, customers often require equipment on short notice. Emeco offers customers speed of access to rental equipment that OEMs are typically unable to match for equipment sales.
Emeco's Reputation	Emeco's reputation has been built over more than 30 years on its ability to source equipment quickly through its global procurement network, and its dedication to providing customers with highly reliable, low-houred equipment.

5.5.3 RENTAL GROWTH OPPORTUNITIES

Increased Rental Penetration

- As awareness of the benefits of the rental model grows, Emeco intends to build on the current low rental penetration of its existing markets (Australia approximately 15%, Indonesia approximately 3%); and
- Emeco has demonstrated its ability to successfully introduce the rental model in new markets and increase rental penetration over time.

Growth in Existing End Markets

- Emeco believes it is well placed to capitalise on projected increases in mining production volumes in the coal, gold and iron ore sectors in Australia and the coal and gold sectors in Indonesia. AME Mineral Economics estimates volume of earth moved in these markets will grow at 4.4% per annum from 2005 to 2010; and
- Emeco also intends to continue expanding its Canadian business to capitalise on forecast growth of 18.1% per annum (from 2005 to 2010) in the volume of earth moved in the oil sands sector (according to AME Mineral Economics), and the resulting need for supporting infrastructure.

Opportunities in New Mining Markets

- Existing markets currently addressed by Emeco comprise only 27% of the volume of earth moved in major global surface mining markets in FY2006F, based on data from AME Mineral Economics; and
- Emeco intends to target international growth opportunities where it believes there are attractive opportunities, including North America, Europe and South America, where some of Emeco's customers already operate and where rental penetration is believed to be low.

Targeted Sector Expansion

- Emeco is yet to materially penetrate the civil construction and aggregates sectors, which also have significant earthmoving requirements. Emeco has identified a number of drivers of growth in these industries, including the following announced projects:
  - the US$20 billion Alaskan/Canadian Pipeline project from Alaska, United States to Alberta, Canada, where it will connect with existing pipelines terminating in Chicago, Illinois and Antioch, California. The project is estimated to require approximately 3,000 pieces of equipment between 2006 and 2010; and
  - the upgrading of US highways, authorised by the US Highways Act in July 2005 which provides for US$286.5 billion in announced funding for US federal highway, transit and safety programs through to 2009.
- Emeco believes it may be able to provide rental equipment to address some portion of these opportunities.

Growth Through Acquisition

- Both in Australia and overseas, the global heavy earthmoving equipment market is highly fragmented, providing potential acquisition opportunities;
- Emeco's track record with the acquisitions of Andy's Earthmovers and River Valley demonstrates its ability to identify and successfully integrate acquisition opportunities; and
- Management is currently pursuing additional acquisitions in Canada, the United States and Australia.

5.5.4 GEOGRAPHIC OVERVIEW OF RENTAL

Australia

Emeco operates within the mining and heavy civil construction markets in Western Australia, Queensland, Northern Territory, New South Wales and Victoria. The customer base is diverse, with the Australian Rental fleet spread across over 80 mining and construction sites.

Emeco's fleet in Australia predominantly consists of Caterpillar, and to a lesser extent Komatsu, Volvo, Hitachi and Liebherr equipment, which collectively provides Emeco with mainstream products that are readily rentable and saleable both domestically and internationally.

AUSTRALIAN RENTAL FLEET OVERVIEW			
Truck	169	Excavator	54
Dozer	98	Grader	30
Loader	55	Other	66

Source: Emeco as at 31 March 2006.

Emeco supplies a range of customers including global and Australian mining companies, contract miners and civil construction companies.

AUSTRALIA – PRO FORMA FY2006F RENTAL REVENUE BY SECTOR



Coal 44%
Gold 25%
Civil 14%
Iron Ore 12%
Other 5%

Source: Emeco.

While Emeco generates a portion of its revenue by renting equipment to contract miners, the mine owners that engage these contractors are typically large global miners who supplement their fleets by using Emeco's equipment to meet production targets.

Growth in the Australian rental market is expected to continue due to strong global commodity demand, acquisition opportunities, and increasing rental penetration levels. In addition, significant investment in rail and port infrastructure is likely to drive opportunities in civil construction.

The Rental division has a broad Australian presence with its head office in Redcliffe and Rental offices in Bendigo, Kalgoorlie, Karratha, Melbourne, Rutherford and South Mackay. As at 1 June 2006, the Rental division in Australia had 54 employees.

Indonesia

In May 2000, Emeco established a wholly-owned Indonesian subsidiary, PT Prima Traktor IndoNusa, to fulfil the demand for quality new and low-houred rental equipment from major Australian and international mining contractors for the mining sector in Indonesia.

INDONESIAN RENTAL FLEET OVERVIEW			
Truck	68	Excavator	17
Dozer	28	Grader	12
Loader	6	Other	23

Source: Emeco as at 31 March 2006.

Most rental contracts in Indonesia are with major Australian and international miners and mining contractors. Customer contracts in Indonesia typically have longer terms than in Australia and are denominated in US dollars. Emeco's Indonesian Rental operations predominantly service customers in the coal and gold sectors.

INDONESIA – PRO FORMA FY2006F RENTAL REVENUE BY SECTOR


Coal 47%
Gold 46%
Civil 5%
Other 2%

Source: Emeco.

Emeco's Indonesian customers primarily rent core mining production equipment such as dump trucks, dozers, excavators, loaders and graders. Strong demand for coal and other commodities continue to drive mining production in Indonesia. Emeco's Indonesian operations are based in Balikpapan and as at 1 June 2006 employed 49 people, including 15 people in Rental, 22 people in Maintenance and 12 people in office and administrative roles.

Canada

Emeco acquired a Canadian-based heavy equipment rental and sales business, River Valley, based in Alberta, Canada, in August 2005. Emeco has used this acquisition as a platform to expand its presence in Alberta and British Columbia. The Canadian Rental business currently services oil and gas customers, contractors working on infrastructure projects related to the development of the Alberta oil sands, and the Canadian civil construction market.

CANADIAN RENTAL FLEET OVERVIEW			
Truck	37	Excavator	33
Dozer	43	Grader	14
Loader	4	Other	16

Source: Emeco as at 31 March 2006.

Based on revenue, Emeco's Canadian operations are primarily exposed to the support of infrastructure related to the conventional oil and gas sector, including the support of infrastructure related to the oil sands industry.

CANADA – PRO FORMA FY2006F RENTAL REVENUE BY SECTOR


Oil and gas 54%
Civil 42%
Coal 3%
Other 1%

Source: Emeco.

Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands. Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport infrastructure to support oil sands mining.

Emeco's presence in Alberta provides it with an opportunity to rent equipment for construction and maintenance of mining infrastructure to support the forecast increase in production from the region. In addition, the opportunity exists to enter the mining sector in British Columbia following the re-opening of several mines.

Emeco's Canadian operations are based in Edmonton, Alberta and as at 1 June 2006, employed 25 people, including 5 people in Rental, 13 people in Maintenance, 1 person in procurement and 6 people in office and administrative roles.

5.6 Sales

Management estimates that Emeco is a leader in the sale of used earthmoving equipment internationally with 464 units of equipment sold in FY2005. The Sales division operates through a network of regional offices and offers a wide range of used heavy earthmoving equipment sourced both through Emeco's global procurement network and from its rental fleet. The international footprint and depth of experience in Emeco's sales network provide Emeco with intelligence on international demand patterns, thereby allowing it to capitalise on opportunities to increase return on inventory.

After equipment is acquired or transferred from the rental fleet, Maintenance typically undertakes some refurbishment of the equipment. Equipment is then sold at prices that reflect the condition of the specific unit of equipment and the level of market demand. Used equipment sales are primarily to customers in the civil construction sector but also include mining companies and mining contractors.

Emeco believes that opportunities exist to service existing customers in new markets like the Middle East, Russia and Africa. In Emeco's experience, sales operations have traditionally provided the first entry point into new markets from which new rental opportunities may also be identified.

As at 1 June 2006, Sales employed a total of 30 people in Australia and the United States.

5.7 Parts & Maintenance

Parts & Maintenance supports Rental and Sales by seeking to maximise the reliability of Emeco's fleet.

Parts

The Parts business specialises in procuring used parts for earthmoving equipment, and refurbishing those parts. The parts are supplied both to the Rental and Sales divisions as well as to external customers. The business predominantly holds Caterpillar parts for inventory, but trades in other OEM parts on an opportunistic basis.

Inventory is derived from stripping parts and components from used equipment and purchased direct from external suppliers. Recycled components are reconditioned by Emeco or OEM suppliers. They are then typically sold "as is" with a condition report. Other inventory is acquired directly from other parts dealers, the majority of which are located outside Australia.

As at 31 March 2006, the Parts business had an inventory of approximately $19.8 million, and an additional $18.0 million of parts held to support the Rental division.

Emeco has Parts operations in Kempsey, Rutherford, South Guildford and South Mackay and as at 1 June 2006, employed 44 people.

Maintenance

The Maintenance business is an important part of Emeco's integrated business model. It supports the Rental and Sales divisions by ensuring equipment is well maintained and reliable.

Emeco places a strong emphasis on preventative maintenance in the management of its rental fleet, minimising unplanned downtime and reducing the total maintenance cost over the life of the equipment. The maintenance offering also allows Emeco to package its equipment rental with service contracts by offering to service customers' existing fleet as well as equipment rented from Emeco.

Maintenance of its equipment is a priority for Emeco, enabling it to deliver higher reliability at a customer's site, maximise equipment returns and enhance Emeco's reputation.

In addition to supporting the Rental division, the Maintenance business generates incremental revenue by selling excess maintenance capacity and repair and equipment refurbishment capabilities.

Emeco maintains service centres in Australia, Indonesia and Canada staffed by maintenance personnel that have appropriate fitting and engineering experience. The Maintenance business employed 178 staff as at 1 June 2006.

5.8 Premises

In Australia, Emeco operates 13 premises with offices located near major mining centres. Internationally, the Group operates from five offices in four countries.

Emeco's Premises

LOCATION	OWNED/ LEASED	PROPERTY TYPE	RENTAL	SALES	PARTS	MAINTENANCE[1]
Australia						
Western Australia						
Redcliffe	Owned	Office	✔	✔		
South Guildford	Leased	Office/Workshop			✔	✔
Kalgoorlie	Leased	Office	✔			
Karratha	Leased	Office	✔			✔
West Perth (Head Office)	Leased	Office				
New South Wales						
Somersby	Owned	Office/Workshop/Yard		✔		
Rutherford	Leased	Office/Workshop/Yard	✔	✔	✔	✔
Kempsey	Leased	Office/Workshop			✔	
Ingleburn	Leased	Office/Workshop/Yard		✔		
Queensland						
Brisbane (Archerfield)	Leased	Office/Yard		✔		
South Mackay (Bakers Creek)	Leased	Office/Workshop/Yard	✔	✔	✔	✔
Victoria						
Melbourne (Dandenong)	Leased	Office/Workshop/Yard	✔	✔		
Bendigo	Leased	Office/Workshop/Yard	✔	✔		
International						
US						
Houston, Texas	Leased	Office/Workshop/Yard	✔	✔		
Atlanta, Georgia	Leased	Office		✔		
Canada						
Edmonton, Alberta	Leased	Office/Workshop/Yard	✔	✔		
Netherlands						
Moerdijk	Leased	Office/Yard		✔		
Indonesia						
Balikpapan	Leased	Office/Workshop	✔			
Total			**10**	**12**	**4**	**4**

Source: Emeco.

Note: Certain leased properties are rented on a monthly basis. In addition, Emeco owns and leases a number of residential properties near mine sites, which are not included in the table.

1 The maintenance premises listed above include only those premises where maintenance services are provided to external customers.

5.9 Employees

As at 1 June 2006, Emeco had 389 employees. The table below outlines employees by division and location.

Employee Breakdown by Division and Region

	AUSTRALIA	INDONESIA	CANADA	NETHERLANDS	US	TOTAL
Rental	54	15	5	–	–	74
Sales	27	–	–	–	3	30
Maintenance	142	22	13	–	1	178
Parts	44	–	–	–	–	44
Procurement	2	–	1	1	1	5
Office and Administration	35	12	6	1	4	58
Total	**304**	**49**	**25**	**2**	**9**	**389**

Source: Emeco.

5.10 Industrial Relations

In Australia, Emeco's employees are subject to various awards including clerical, metal and engineering, transport, and building and construction awards. Due to an absence of significant industrial action historically, Management believes it has a sound relationship with its employees.

5.11 Occupational Health and Safety

Emeco is committed to maintaining a systematic approach to health and safety management through the development and implementation of a health and safety management plan.

The health and safety management plan is implemented in Emeco's workshops and work environments where Emeco employees are required to carry out their duties. Where an Emeco employee is required to carry out maintenance of machinery on a mine site, there is a requirement to comply with all aspects of the health and safety management plan of the mine owner or principal contractor.

Emeco's health and safety management plan addresses general responsibilities of personnel, fitness for work, fatigue (hours of work), training, risk assessment and hazard management.

5.12 Environmental Management

Emeco is focused on ensuring its operations and practices meet and exceed environmental standards prescribed by current legislation. Emeco has established a Group environmental policy to cover its major equipment operations across each division.

Emeco monitors environmental issues on an ongoing basis and Management is not aware of any material issues.

5.13 Insurance

Emeco has obtained insurance coverage both domestically and internationally in accordance with customary commercial practices and with the advice of its insurance broker. Emeco's insurance policies as at 31 March 2006 included industrial special risks, product and public liability, workers compensation, motor vehicle, political risk coverage in Indonesia, cargo, machinery, plant and property insurance.

In addition, Emeco carries credit risk insurance for certain customers in both Australia and Indonesia. Emeco's current policy is not to purchase credit risk insurance for its lower credit risk customers or where such insurance is not available on commercially reasonable terms.

5.14 Litigation and Claims

So far as the Directors are aware, there is no current or threatened civil litigation, arbitration proceedings or administrative appeals, or criminal or governmental prosecutions of a material nature in which the Company or its subsidiaries is directly or indirectly concerned which may have a material adverse impact on the business or financial position of Emeco.

6 Board, Management, Ownership and Corporate Governance





6.1 Board of Directors



Greg Minton (Age 44), Chairman and Non-Executive Director

Appointed Director and Chairman in December 2004

Greg Minton is a partner of Archer Capital. Greg joined Archer Capital in 2000 after six years in senior general management roles with CSR, most recently as general manager for Australasia of CSR Humes, a large precast concrete products manufacturer. Prior to his involvement with CSR, Greg was a management consultant with McKinsey & Co in Australia, Scandinavia and the UK. Greg is a director of RED Paper Group, chairman of One Source Group and Leasing Solutions and a former director of Repco and Hirequip. Greg holds a Master of Business Administration from IMD, Switzerland, and a Bachelor of Engineering and a Bachelor of Economics from the University of Queensland.

On or before 1 December 2006, it is intended that Greg will retire as Chairman. The Board has approved the appointment of Alec Brennan (see below) as the new Chairman, pending a suitable time for the handover of that role being agreed.



Laurie Freedman (Age 57), Managing Director

Appointed Managing Director in January 2005

Laurie Freedman has been managing director of Emeco's business since 1999. Laurie has over 36 years experience in the building, construction materials and contracting industries both in Australia and overseas, including senior management roles with CSR in Hong Kong, China and the United States. Laurie was a director and chief executive officer of AWP Contractors, contract miners, for five years before joining Emeco in April 1999. In his capacity as managing director of Emeco's business, he has overseen a business development strategy under which the Group grew substantially in the last five years. Laurie holds a Bachelor of Civil Engineering from Curtin University, is a Member of the Institute of Engineers Australia, a Fellow of the Institute of Quarrying – Australia, an Associate of the Australian Institute of Management and a Member of the Australian Institute of Company Directors.



Robin Adair (Age 45), Chief Financial Officer

Appointed Director in January 2005

Robin Adair has 15 years commercial experience across a breadth of business units within the CSR group. After spending 12 months as chief financial officer of Beltreco, he joined Emeco's business as chief financial officer in October 2000. Robin has been responsible for a number of business evaluations, start-ups, acquisitions, joint ventures, disposals, and business and system improvements over this period. He has responsibility for all of Emeco's finance, treasury and risk management functions. His international experience includes engagements in Taiwan, Indonesia, Thailand and the United States. Robin holds a Bachelor of Business (Accountancy) from University of South Australia and a Master of Business Administration from Deakin University and is a Certified Practising Accountant.



Alec Brennan (Age 59), Independent Non-Executive Director and Chairman Elect

Appointed Director in August 2005

Alec Brennan was appointed as an independent non-executive Director in August 2005. Alec is chief executive officer of CSR and has been with them since 1969 having worked in various capacities for 37 years. Alec was appointed as an executive director of CSR in 1996, deputy managing director in 1998 and managing director in 2003. Alec holds a Master of Business Administration (with Distinction) from City University, London and a Bachelor of Science, Food Technology (Honours) degree from the University of NSW.

On or before 1 December 2006, it is intended that Greg Minton retire as Chairman. The Board has approved Alec's appointment as the new Chairman, pending a suitable time for the handover of that role being agreed.

Stuart Fitton (Age 59), Independent Non-Executive Director
Appointed Director in April 2006



Stuart Fitton was appointed as an independent non-executive Director in April 2006. Stuart has had experience in global finance and corporate advisory roles in Australia, the UK and the United States. Stuart has been employed as a senior executive with Barclays Bank, Citibank, Bain & Co and GE Capital. He is also a former finance director of MIM Holdings. Stuart brings to Emeco an understanding of global capital markets and a wealth of management experience. Stuart holds a Bachelor of Economics from University of Western Australia.

Paul McCullagh (Age 54), Non-Executive Director
Appointed Director in December 2004



Paul McCullagh is a founding managing director at Pacific Equity Partners ("PEP") and his board positions include Vision Fire & Security, Link Market Services and CIBC Australia. Prior to founding PEP, Paul was the managing director of Salomon Brothers Australia. Paul was also previously head of Australasia for Prudential Bache Capital Funding. He has been active in Australasia since 1986 and has a wide range of transaction experience. Paul received a Bachelor of Commerce and a Master of Business Studies from University College, Dublin and is a Fellow of the Institute of Chartered Accountants in England, Ireland and Wales. Paul is also a member of Institute of Chartered Accountants in Australia.

6.2 Management

A diagram showing the current Management structure is shown below:

Emeco Management Structure



Managing Director
Laurie Freedman
General Manager Europe[1]
General Manager Indonesia
Rodney Parish
President North America
Don Jeffery
Chief Financial Officer
Robin Adair
General Manager Rental Australia
David Tilbrook
General Manager Global Procurement
Mick Turner
General Manager Sales
Trevor Sauvarin
General Manager Parts, Maintenance & Plant
Tony Carr
General Manager Business Development
Wayne Malvern

1 Yet to be appointed.

Emeco is currently planning to hire additional senior management staff to assist in developing Emeco's growth opportunities. Currently, key members of Management are:

Laurie Freedman – Managing Director
For an overview of Laurie Freedman's biography, refer to Section 6.1.

Robin Adair – Director and Chief Financial Officer
For an overview of Robin Adair's biography, refer to Section 6.1.

Rodney Parish – General Manager, Indonesia
Rodney Parish has over 20 years experience in mining, civil construction and related maintenance industries, both in Australia and Indonesia. This includes 13 years working in contract mining and over 15 years working in Indonesia. Prior to starting with Emeco, Rodney's roles included positions from site based maintenance superintendent up to Jakarta-based national plant manager, with one of Australia's largest mining contractors operating in Indonesia. In May of 2000, Rodney was appointed as the general manager for PT Prima Traktor IndoNusa. Since joining Emeco, Rodney has become a senior member of Management team representing Emeco's division in Indonesia, where he continues to build the Indonesian Rental business and liaises with the Australian Rental business to optimise machine deployment across these markets.

Don Jeffery – President, North America

Don Jeffery has 26 years experience in the mining, contracting, construction and quarrying industries, including mine manager and operations manager roles. Don is president of Emeco North America and is accountable for the financial performance of the North American operations including Emeco Canada. He is responsible for the overall management, administration and performance of the North American operations of the Group. In running these businesses, Don utilises his sound appreciation of the earthmoving and mining markets and his thorough understanding of safety requirements and machine productivity. Don holds a Bachelor of Engineering (Civil Engineering) from the University of New South Wales.

David Tilbrook – General Manager, Rental Australia

David Tilbrook has over 25 years experience in sales, marketing and maintenance roles within the construction and mining sector. David's background is strongly aligned with the heavy earthmoving equipment industry and he has extensive experience in Australia, Africa and Indonesia. He has heavy equipment qualifications from Royal Australian Electrical and Mechanical Engineers and Victorian Automobile Chamber of Commerce. David is the general manager for the Australian Rental operations where he maintains strong customer relationships and actively seeks new rental opportunities.

Mick Turner – General Manager, Global Procurement

Mick Turner has 26 years experience in the open cut, underground mining, construction, marine and contract mining industries within Australia. His experience includes 15 years in a Caterpillar dealership where he held a variety of roles throughout the Western Australian region. Mick joined Emeco in 1999 after four years as maintenance superintendent with CSR/AWP Contractors. Mick has operated within the Australian and Indonesian business units where his core responsibilities encompassed asset selection, acquisition, disposal and management of the maintenance systems and programs. Additional to these roles was the general management of the Emeco Parts & Maintenance divisions throughout Australia. Recently Mick has taken on the responsibility for the leadership of the Emeco Global procurement activities.

Trevor Sauvarin – General Manager, Sales

Trevor Sauvarin has 36 years experience in the earthmoving, mining, quarrying and timber equipment industries, primarily in management roles with an Australian Caterpillar dealer. Since joining Emeco in 2001, Trevor has been responsible for the continual growth of sales in Australia.

Tony Carr – General Manager, Parts, Maintenance & Plant

Tony Carr joined Emeco in early 2006 and has 20 years experience in asset and maintenance management of large earthmoving equipment. Tony has held senior management positions in Australia, South America and Kazakhstan. Tony's expertise includes extensive hands on product knowledge, international business evaluation and auditing, and strategic approaches to asset management. Tony has completed, with Distinction, four years of the City and Guilds of London Plant Maintenance program.

Wayne Malvern – General Manager, Business Development

Following 16 years experience in the equipment industry, Wayne Malvern jointly founded Emeco New South Wales in 1985. Wayne developed Emeco's Eastern Australia operations from a small base to a significant part of Emeco's business, managing the east coast rental, contracting and sales operations. Wayne is now leading Emeco's business development and is responsible for actively pursuing development opportunities including acquisition opportunities, organic growth in new markets and business improvement initiatives.

6.3 Directors' Remuneration and Executive Service Agreements

Directors' Remuneration

Under the Constitution, the Company in general meeting may from time to time determine the maximum aggregate cash remuneration to be paid to the Directors for services rendered as Directors. The current aggregate remuneration may not exceed $1,200,000 per annum. The Directors may divide the remuneration among themselves in any proportions and in any manner as they may from time to time determine. If the Directors do not or are unable to agree as to the apportionment of the remuneration, it will be divided among them equally.

The maximum aggregate remuneration amount excludes any superannuation payments, and indemnities and insurance premiums paid in accordance with the Constitution and excludes any remuneration payable to a Director under any executive service contract with the Company or a related body corporate.

For FY2007F, the base fee payable to each Non-Executive Director (excluding the Chairman) is $100,000 per annum (before tax), including superannuation. The base fee payable to the Chairman is $175,000 per annum (before tax), including superannuation. Additional fees are payable to non-executive Directors for committee memberships at a flat fee of $7,500 per annum (before tax) for a non-executive Director in respect of membership of a committee and a flat fee of $10,000 per annum (before tax) in respect of a non-executive Director who chairs a committee. All committee fees are inclusive of superannuation.

The Directors may be reimbursed for all travelling and other expenses they incur in attending Directors' meetings, any committee of the Directors or any Company general meetings or otherwise in connection with the Company's business.

Executive Service Agreements

Laurie Freedman has agreed to act as Managing Director of the Group until at least 31 December 2008. Under his contract, Mr Freedman's remuneration has been structured so that he receives a base amount of $850,000 per annum (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for a performance bonus each year of up to 100% of the base amount calculated by reference to the earnings per share performance of Emeco Holdings. For FY2007F, Mr Freedman is entitled to receive 100% of his performance bonus if Actual Earnings Per Share equal or exceed the Forecast Earnings Per Share. Mr Freedman's performance bonus is only payable if Mr Freedman holds the position of Managing Director or Emeco Holdings at the end of the financial year in respect of which the bonus is payable. The contract may be terminated by either Mr Freedman or Emeco upon provision of 12 months notice of termination, although Mr Freedman has agreed that he will not provide such notice until at least 1 January 2008. Emeco may also terminate Mr Freedman's employment immediately, by making a payment in lieu of 12 months remuneration package, which would be the total of his base amount, plus superannuation and car allowance, being an amount of approximately $1,122,000.

Robin Adair has agreed to act as Chief Financial Officer of the Group until at least 30 June 2009. Under his contract, Mr Adair's remuneration has been structured so that he receives a base amount of $450,000 per annum (exclusive of superannuation and other entitlements outlined in his contract), together with the capacity to qualify for a performance bonus each year of up to 50% of the base amount calculated by reference to the earnings per share performance of Emeco Holdings. For FY2007F, Mr Adair is entitled to receive 50% of his performance bonus if Actual Earnings Per Share equal or exceed the Forecast Earnings Per Share. The contract may be terminated by either Mr Adair or Emeco upon provision of 12 months notice of termination, although Mr Adair has agreed that he will not provide such notice until at least 30 June 2008. Emeco may also terminate Mr Adair's employment immediately, by making a payment in lieu of 12 months remuneration package, which would be the total of his base amount, plus superannuation and car allowance, being an amount of approximately $585,000. If Mr Adair's duties are materially altered during the term of his employment or Emeco Holdings delists from ASX, Mr Adair may receive payment equal to 12 months of his base amount plus the maximum performance bonus amount for the relevant financial year. In addition, the Options then granted to Mr Adair (discussed further in Section 11.7) will immediately vest.

In addition to the above cash compensation, Mr Freedman and Mr Adair will also be receiving equity compensation which is described in Section 11.7.

6.4 Corporate Structure

The simplified structure of Emeco and its operating divisions as at the Prospectus Date is shown below:


Shareholders[1]
Emeco Holdings
Emeco UK[2]
Emeco Limited[3]
Australian Rental
Australian Parts and Maintenance
Australian Sales
Canadian Operations[4]
United States Operations[5]
Indonesian Operations
Owners
Legal Entities
Emeco Group
Operating Divisions (not legal entities)

1 The shareholders of Emeco Holdings and Emeco UK are not identical.

2 Emeco UK and its subsidiaries will be transferred to Emeco Holdings in connection with the Offer as described in more detail in Section 11.10.

3 Emeco Limited will be delisted after Exchange and Redemption of the Notes.

4 The Canadian operations comprise the business operated by River Valley.

5 The United States operations comprise the business previously operated by Emeco USA, a Delaware general partnership.

Note: Operating divisions are owned by subsidiaries of the holding companies shown in this diagram.

Prior to Listing, Emeco Holdings will acquire all of the shares of Emeco UK. The current shareholders of Emeco UK have made an irrevocable offer to sell their shares to Emeco Holdings. The terms of that offer are summarised in Section 11.10. Emeco Holdings intends to accept that offer prior to Listing. The simplified structure of Emeco and its operating divisions as at the date of Listing will be as shown below:


Investors
Emeco Holdings
Emeco Limited
Emeco UK
Australian Rental
Australian Parts and Maintenance
Australian Sales
Canadian Operations
United States Operations
Indonesian Operations
Owners
Legal Entities
Emeco Group
Operating Divisions (not legal entities)

Notes: Emeco Limited will be delisted after Exchange and Redemption of the Notes.
Operating divisions are owned by subsidiaries of the holding companies shown in this diagram.

6.5 Corporate Governance

6.5.1 BOARD OF DIRECTORS AND ITS COMMITTEES

The Board is responsible for the overall corporate governance of the Company including establishing and monitoring key performance goals. The Board has created a framework for managing the Company including internal controls and a business risk management process. The Board Charter adopted by the Board sets out the responsibilities of the Board in greater detail, including the following responsibilities:

- evaluating, approving and monitoring the strategic and financial plans and objectives of the Company;
- approving all accounting policies, financial reports and material reporting and external communications by the Company;
- evaluating, approving and monitoring major capital expenditure, capital management and all major acquisitions, divestitures and other corporate transactions, including the issue of securities of the Company;
- appointing, managing and monitoring the performance and "remuneration" of the executive Directors as well as managing succession plans for the executive Directors and other key senior management positions;
- ensuring that effective audit, risk management and regulatory compliance programs are in place to protect the Company's assets and Shareholder value;
- reviewing on an ongoing basis how the strategic environment is changing, what key business risks and opportunities are appearing, how they are being managed and what, if any, modifications in strategic direction should be adopted;
- reviewing the performance and effectiveness of the Company's corporate governance policies and procedures and, if appropriate, amending those policies and procedures as necessary;
- supervising the public disclosure of all matters that the law and the Listing Rules require to be publicly disclosed, consistent with the Continuous Disclosure Policy approved by the Board; and
- reviewing and evaluating the performance of the Board, each Board committee, and each individual Director against the relevant charters, corporate governance policies, and agreed goals and objectives.

The Board Charter envisages that the Board should comprise a mix of executive and non-executive Directors, and comprise Directors with a broad range of skills, expertise, and experience from a diverse range of backgrounds. The Board must meet at least six times formally each year and as frequently as may be required otherwise to deal with the affairs of the Company.

Under the Board Charter, Directors are entitled to seek, with the prior approval of the Chairman, independent professional advice at the Company's expense on any matter connected with the discharge of their responsibilities. The Chairman may determine that any advice thus received will be circulated to the remainder of the Board.

The Board Charter allows the Board to delegate powers and responsibilities to committees established by the Board. The Board retains ultimate accountability for discharging its duties.

To assist in the execution of its responsibilities, the Board has established a Remuneration and Nomination Committee and an Audit and Risk Management Committee. These committees have written mandates and operating procedures. These require that the members of both committees be comprised of a majority of non-executive Directors.

Composition of the Board

The Directors in office as at the Prospectus Date are detailed in Section 6.1.

Remuneration and Nomination Committee

The role of the Remuneration and Nomination Committee is to review and make recommendations to the Board on remuneration packages and policies related to the Directors and senior executives and to ensure that the remuneration policies and practices are consistent with the Company's strategic goals and human resource objectives. The committee is also responsible for reviewing and making recommendations in relation to the composition and performance of the Board and its committees and ensuring that adequate succession plans are in place. Independent advice will be sought where appropriate.

The committee must comprise at least three Directors, the majority being independent, non-executive Directors. The committee will meet as often as is required and at least once each year. Following each meeting, the committee will report to the Board on any matter that should be brought to the Board's attention and on any recommendation of the committee that requires Board approval.

The members of the Remuneration and Nomination Committee are Alec Brennan (Chair), Greg Minton and Laurie Freedman.

Audit and Risk Management Committee

The role of the Audit and Risk Management Committee is to advise on internal controls and appropriate ethical standards for the management of the Company. The committee also confirms the quality and reliability of the financial information prepared by the Company, working on behalf of the Board with the external auditor, and reviews non-audit services provided by the external auditor to confirm they are consistent with maintaining external audit independence.

The Audit and Risk Management Committee provides advice to the Board and reports on the status of the business risks to the Company. The purpose of the committee's risk management process is to ensure that risks are identified, assessed and appropriately managed.

The Board has adopted a policy regarding the services that the Company may obtain from its auditor. It is the policy of the Company that:

- its external auditing firm must be independent of the Company and the Directors and senior executives. To ensure this, the Group will require a formal confirmation of independence from its external auditor on an annual basis; and
- its external auditor may not provide services to the Company that are perceived to be materially in conflict with the role of the external auditor. Services which involve the external auditor acting in a managerial or decision-making capacity, or processing or originating transactions, are not appropriate. However, the external auditor may be permitted to provide additional services, which are not perceived to be materially in conflict with the role of the auditor if the Board has approved those additional services. Such additional services may include financial audits, audits or reviews undertaken for regulatory purposes, completion audits, tax compliance, advice on accounting standards, and due diligence in certain acquisition or sale transactions.

The Board in this regard must approve exceptions from the Company's policy.

The committee must comprise at least three Directors, all of whom must be non-executive Directors and a majority of whom must be independent non-executive Directors. The committee will meet as often as is required but at least four times each year. The chairman of the committee may invite members of Management and representatives of the external auditor or other external advisers to be present at meetings of the committee. The committee will regularly report to the Board about committee activities, issues and related recommendations.

The members of the Audit and Risk Management Committee are Paul McCullagh (Chair), Greg Minton and Stuart Fitton.

6.5.2 CONTINUOUS DISCLOSURE

Once listed, the Company will be a "disclosing entity" pursuant to sections 111AC and 111AR of the Corporations Act and as such, will need to comply with the continuous disclosure requirements of Chapter Three of the Listing Rules and section 674 of the Corporations Act. Subject to the exceptions contained in the Listing Rules, the Company will be required to disclose to ASX any information concerning the Company which is not generally available and which a reasonable person would expect to have a material effect on the price or value of the Shares.

The Company is committed to observing its disclosure obligations under the Corporations Act and its obligations under the Listing Rules. All relevant information provided to ASX will be posted on the corporate website www.emecoequipment.com

The Company has adopted a written Continuous Disclosure Policy in relation to information disclosures and relevant procedures. The Company Secretary is responsible for the oversight and administration of the policy and co-ordinating education within the Company about its disclosure obligations.

The policy also sets out other principles that the Company will apply in relation to disclosure of material information, including that the Company:

- will not provide analysts or other select groups of market participants any material price sensitive non-public information at any time;
- will not generally respond to market rumours and speculation, except where ASX formally requests disclosure by the Company on the matter or the Board considers it appropriate to make a disclosure in the circumstances; and
- will only allow the Chairman or another person expressly authorised in writing by the Board to make public verbal statements on behalf of the Company.

The policy emphasises a proactive approach to continuous disclosure. The objective is to create a culture of openness, which is conducive to the fulfilment of the Company's disclosure obligations.

6.5.3 SHARE TRADING POLICY

The Company has adopted a Share Trading Policy in order to ensure that the Company meets the best practices established by the Australian Stock Exchange Corporate Governance Council, to maintain investor confidence in the integrity of the Company's internal controls and procedures and to provide guidance on avoiding any breach of the insider trading laws.

Under the policy, employees of the Group, including all executive and non-executive Directors, are prohibited from trading in the Company's securities, except during a trading window of six weeks as notified by the Company Secretary following the public release by the Company to ASX of:

- preliminary full year results;
- its annual report;
- half year results; or
- a prospectus (such as for a rights issue).

Furthermore, an employee or Director who is in possession of price sensitive information, which is not generally available to the market, must not deal in the Company's securities at any time, even if a trading window is open.

The Share Trading Policy provides that if a Director wishes to buy or sell Company securities, they are required to notify the Chairman in writing in advance of their intention. In addition, any changes in a Director's direct or indirect interest in Company securities must be immediately reported to the Company Secretary so that appropriate disclosure can be submitted to ASX within five Business Days.

6.5.4 CODE OF CONDUCT

The Company has adopted a written Code of Conduct, which applies to all employees of the Group, including executive and non-executive Directors.

The objectives of this code are to ensure that high standards of corporate and individual behaviour are observed by all employees in the context of their employment with the Group and that employees always act in an ethical and professional manner so that all persons dealing with the Company, whether it be employees, shareholders, suppliers, customers or competitors, can be guided
by the stated values and practices of the Company.

The code provides that all employees should:

- act honestly and in good faith at all times and in a manner which is in the best interests of the Company as a whole;
- restrict the use of non-public information (whether specific to the Company or entrusted to it by others) except where disclosure is authorised or legally mandated;
- ensure that the Company's assets are protected and only used for authorised and legitimate business purposes;
- always act in a manner that is in compliance with all laws and regulations in the country in which they work;
- always deal with shareholders, customers, suppliers, competitors and other employees in a manner that is lawful, diligent and fair and with honesty, integrity and respect; and
- only trade in securities, including trading in securities of the Company, in accordance with the Company's securities trading policies.

The code also reiterates the Company's aim to provide a work environment in which all employees can excel regardless of race, religion, age, disability, gender, sexual preference or marital status. Furthermore, the code highlights that the Company actively promotes and encourages ethical behaviour and protection for those who report violations of the code or other unlawful or unethical conduct in good faith and that the Company will ensure that employees are not disadvantaged in any way for reporting violations of the code or other unlawful or unethical conduct.

7 Historical Financial Information


Emeco
CATERPILLAR
785B

7.1 Introduction

Emeco has historically operated through a number of legal entities and, although the various legal entities have been managed as one business throughout the Historical Period, statutory reporting has not provided consistent historical financial information for Emeco's operations for the entire Historical Period.

Therefore, the Directors have prepared Pro Forma Historical Financial Information where relevant, in addition to existing Statutory Historical Financial Information, to illustrate to potential investors what the financial performance of Emeco would have been had the various businesses reported as a single group since 1 July 2002.

The following Sections contain the Pro Forma Historical Financial Information for the years ended 30 June 2003, 30 June 2004, and 30 June 2005, and the six months ended 31 December 2004 and the Statutory Historical Financial Information and for the six months ended 31 December 2005 (together, the "Historical Financial Information") for Emeco.

7.2 Historical Structure

Since 1 July 2002, Emeco has undergone a number of organisational restructurings which are summarised below:

Pre-MBO


Darr Equipment and Management
Emeco International
PT Prima Traktor IndoNusa
Emeco US

Prior to the MBO in January 2005, the operations of Emeco were owned by Darr Equipment and Management through Emeco International and its controlled entities and through Emeco US, a Delaware general partnership, formed in December 2003.

Post-MBO/Pre-Offer


Existing Shareholders
Emeco Holdings
Emeco Limited
Emeco International
Emeco UK
Emeco Equipment US
Emeco Canada
PT Prima Traktor Indo Nusa
Emeco Europe

For the purposes of the MBO in January 2005, the Archer Capital Funds, the Pacific Equity Partners Funds and the Management Investors incorporated Emeco Holdings, Emeco Limited, Emeco Equipment US and Emeco UK. Through the MBO, Emeco Holdings ultimately acquired Emeco International and its controlled entities. The assets outside Australia previously owned by Emeco International and its controlled entities were transferred to Emeco UK. Emeco Equipment US acquired the assets previously owned and operated by Emeco US.

Post-Offer


Investors
Emeco Holdings
Emeco Limited
Emeco UK
Emeco International
Emeco Equipment US
Emeco Canada
PT Prima Traktor Indo Nusa
Emeco Europe

Immediately following completion of the Offer, Emeco UK will be acquired to form a group of companies 100% owned by Emeco Holdings. This transaction will be effected through the Emeco UK Acquisition in exchange for Shares and cash raised through the Offer, as set out in Appendix A, Section 3.2.3.

Note: The diagrams above represent simplified corporate structures.

7.3 Basis of Preparation and Presentation of Historical Financial Information

As defined in Section 7.1, the Historical Financial Information comprises the Pro Forma Historical Financial Information and the Statutory Historical Financial Information.

7.3.1 PRO FORMA HISTORICAL FINANCIAL INFORMATION

As outlined in Sections 7.1 and 7.2, Emeco did not exist in the post-Offer corporate structure described above during the periods for which the Historical Financial Information is presented in this Prospectus. Consequently, the Directors have prepared Pro Forma Historical Financial Information where relevant to demonstrate the historical financial performance and historical cash flows of Emeco on a consistent basis.

The Pro Forma Historical Financial Information, as set out in Section 7.4, comprises:

- the pro forma historical income statements before interest and tax of Emeco for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and for the six months ended 31 December 2004 ("pro forma historical income statements before interest and tax") (set out in Section 7.4.1);
- the pro forma historical statements of cash flows before financing and tax of Emeco for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and for the six months ended 31 December 2004 ("pro forma historical cash flow statements before financing and tax") (set out in Section 7.4.4);
- the pro forma historical balance sheet of Emeco as at 31 December 2005 ("pro forma historical balance sheet") (set out in Section 7.4.6); and
- selected notes to the Pro Forma Historical Financial Information (comprising the segmental information in *Sections 7.4.2 and 7.4.3*).

In addition, summary operating data for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and for the six months ended 31 December 2004 is set out in Section 7.4.5 to assist potential investors to evaluate the historical performance of Emeco.

As Emeco has historically operated under different corporate structures with different gearing and tax profiles, the historical net interest and income tax expenses and the historical net financing and income tax cash flows are not considered to be meaningful or appropriate, and this information has therefore not been included in the Pro Forma Historical Financial Information.

The Pro Forma Historical Financial Information for the years ended 30 June 2003 and 30 June 2004 has been prepared in accordance with Australian GAAP. The Pro Forma Historical Financial Information for the year ended 30 June 2005 and the six months ended 31 December 2004 has been prepared in accordance with AIFRS.

The Pro Forma Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures and notes required by Australian GAAP and AIFRS applicable to annual financial reports and notes prepared in accordance with the Corporations Act.

The Pro Forma Historical Financial Information does not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the SEC. Australian GAAP and AIFRS will differ in certain material respects from US GAAP.

The Pro Forma Historical Financial Information has been extracted from a number of sources as set out in Sections 7.3.1.1 and 7.3.1.2. The Pro Forma Historical Financial Information is supplemented by the significant accounting policies set out in Appendix C. Reconciliations of the Pro Forma Historical Financial Information to the relevant sources are contained in Appendix A, Section 3.

7.3.1.1 Sources of Pro Forma Historical Income Statements and Pro Forma Historical Cash Flow Statements

The pro forma historical income statements before interest and tax and the pro forma historical cash flow statements before financing and tax have been derived from the financial statements of the entities that will form part of Emeco immediately following completion of the Offer, as set out in the following table:

PERIOD	SOURCE FINANCIAL INFORMATION
Year ended 30 June 2003	Audited statutory Australian GAAP special purpose financial statements of Emeco International and its controlled entities for the year ended 30 June 2003
Year ended 30 June 2004	Audited Australian GAAP special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the year ended 30 June 2004, based on audited statutory Australian GAAP special purpose financial statements of Emeco International and its controlled entities and management accounts for Emeco US
Year ended 30 June 2005	Combination of: Unaudited AIFRS special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the six months ended 31 December 2004; and Audited statutory Australian GAAP general purpose financial statements of Emeco Holdings and its controlled entities (including Emeco UK and its controlled entities, which were treated as controlled entities of Emeco Holdings for accounting purposes) for the period from the date of incorporation of Emeco Holdings on 14 December 2004 to 30 June 2005[1], converted to AIFRS (as set out in Appendix A, Section 3)
Six months ended 31 December 2004	Unaudited AIFRS special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the six months ended 31 December 2004

Note: A report on the Historical Financial Information by the Investigating Accountant is included in Section 9.

1 Emeco Holdings was dormant from 14 December 2004 to the date of acquisition of Emeco International and its controlled entities with effect for accounting purposes from 1 January 2005.

The following pro forma adjustments have been made to compile the pro forma historical income statements before interest and tax and the pro forma historical cash flow statements before financing and tax:

- the inclusion of Emeco International (and its controlled entities) from 1 July 2002 to 30 June 2003 as though those entities were owned by Emeco Holdings during the period;
- the inclusion of Emeco International (and its controlled entities) and Emeco US (from its date of formation in December 2003), on a combined basis from 1 July 2003 to 1 January 2005 as though those entities were owned by Emeco Holdings during that period; and
- the inclusion of the 50% interest in the Emeco Parts Joint Venture not owned by Emeco for the year ended 30 June 2003, prior to acquisition of that interest by Emeco with effect for accounting purposes on 30 June 2003.

Reconciliations of the pro forma historical income statements before interest and tax and the pro forma historical cash flow statements before financing and tax to the relevant sources are set out in Appendix A, Section 3.1.

No pro forma adjustments have been made for the acquisition of River Valley in August 2005, the acquisition of Andy's Earthmovers in January 2006, or the acquisition of Bevan's expected to be completed in July 2006. The River Valley acquisition is considered to be within Emeco's strategy of growth by acquisition and is not considered to be material for the purposes of pro forma adjustments. The earnings and cash flows of River Valley are included from its date of acquisition. The acquisitions of Andy's Earthmovers and Bevan's did not occur within the Historical Period (and the earnings and cash flows of Andy's Earthmovers and Bevan's are therefore not included in the Historical Financial Information).

7.3.1.2 Sources of Pro Forma Historical Balance Sheet

The pro forma historical balance sheet has been derived from the unaudited statutory AIFRS balance sheet of Emeco as at 31 December 2005 ("statutory historical balance sheet") (set out in Appendix A, Section 3.2.1).

The pro forma historical balance sheet includes pro forma adjustments which have been made to the statutory historical balance sheet to include the impact of the following events as if they had occurred on 31 December 2005:

- the Emeco UK Acquisition;
- the capital expenditure forecast to occur from 1 January 2006 to 31 July 2006;
- the acquisition of Andy's Earthmovers in January 2006;
- the acquisition of Bevan's expected to be completed in July 2006;
- the issue of Shares (including related costs), the renegotiation of the Senior Facility, and the Notes Exchange and Redemption that are planned to occur in connection with this Offer; and
- other adjustments as set out in Appendix A, Section 3.2.2, in each case as if the relevant event had occurred on 31 December 2005.

A reconciliation of the pro forma historical balance sheet to the statutory historical balance sheet is set out in Appendix A, Section 3.2.1.

7.3.2 STATUTORY HISTORICAL FINANCIAL INFORMATION

As outlined in Sections 7.1 and 7.2, Emeco did not exist in its post-Offer corporate structure during the Historical Period. However, for the six months ended 31 December 2005, the existing structure was the same as the Offer structure for accounting purposes. Accordingly, the earnings and cash flows derived from the Statutory Historical Financial Information would not change as a result of the post-Offer structure. As a result, no pro forma adjustments are required for the six months ended 31 December 2005.

The Statutory Historical Financial Information, as set out in Section 7.4, comprises:

- the consolidated statutory historical income statement before interest and tax of Emeco for the six months ended 31 December 2005 ("statutory historical income statement before interest and tax") (set out in Section 7.4.1);
- the consolidated statutory historical statement of cash flows before financing and tax of Emeco for the six months ended 31 December 2005 ("statutory historical cash flow statement before financing and tax") (set out in Section 7.4.4);
- the consolidated statutory historical balance sheet of Emeco as of 31 December 2005 ("statutory historical balance sheet") (set out in Appendix A, Section 3.2); and
- selected notes to the Pro Forma Historical Financial Information (comprising the segmental information in Sections 7.4.2 and 7.4.3).

In addition, summary operating data for the six months ended 31 December 2005 is set out in Section 7.4.5 to assist potential investors to evaluate the historical performance of Emeco.

As Emeco has historically operated under different corporate structures with different gearing and tax profiles, the historical net interest and income tax expenses and historical net financing and income tax cash flows are not considered to be meaningful or appropriate, and this information has therefore not been included in the Statutory Historical Financial Information.

The Statutory Historical Financial Information for the six months ended 31 December 2005 has been prepared in accordance with AIFRS. AIFRS differs in certain material respects from Australian GAAP and US GAAP. The Statutory Historical Financial Information is presented in an abbreviated form insofar as it does not include all of the disclosures and notes required by AIFRS applicable to annual financial reports and notes prepared in accordance with the Corporations Act.

The Statutory Historical Financial Information has been extracted from the unaudited interim consolidated AIFRS financial statements of Emeco Holdings and its controlled entities for the six months ended 31 December 2005.

7.4 Summary of Historical Financial Information and Summary Operating Data

7.4.1 SUMMARY HISTORICAL INCOME STATEMENTS BEFORE INTEREST AND TAX

$m (unless otherwise stated)

	PRO FORMA HISTORICAL			CAGR[1]	PRO FORMA HISTORICAL	STATUTORY HISTORICAL
	FY2003 AGAAP	FY2004 AGAAP	FY2005 AIFRS	FY2003–FY2005	HY DEC 04 AIFRS	HY DEC 05 AIFRS
Revenue	**189.9**	**251.3**	**291.8**	**24.0%**	**138.1**	**173.5**
Operating costs	(129.2)	(178.0)	(195.4)	23.0%	(90.7)	(111.0)
EBITDA	**60.7**	**73.3**	**96.4**	**26.0%**	**47.4**	**62.5**
Depreciation	(26.4)	(32.5)	(33.4)	12.5%	(18.3)	(22.7)
EBITA	**34.3**	**40.8**	**63.0**	**35.5%**	**29.1**	**39.8**
Amortisation	(0.7)	(1.3)	(9.4)	NA[2]	(0.1)	(5.8)
EBIT	**33.6**	**39.5**	**53.6**	**26.3%**	**29.0**	**34.0**

Note: Refer to Appendix A, Section 3 for reconciliation of the Statutory Historical Financial Information to the Pro Forma Historical Financial Information.

1 CAGR and year on year growth rate calculations may differ to the extent that the underlying information used to calculate the CAGR or year on year growth rates is prepared inconsistently between Australian GAAP and AIFRS.

2 Growth rate calculations are not provided for amortisation due to the large movements in amortisation that arise upon recognition of short-term contract intangibles.

7.4.2 OPERATING SEGMENTATION

$m (unless otherwise stated)

	PRO FORMA HISTORICAL			CAGR[1]	PRO FORMA HISTORICAL	STATUTORY HISTORICAL
	FY2003 AGAAP	FY2004 AGAAP	FY2005 AIFRS	FY2003–FY2005	HY DEC 04 AIFRS	HY DEC 05 AIFRS
Revenue						
Rental	90.2	113.0	146.2	27.3%	66.9	97.7
Sales	78.1	109.8	117.4	22.6%	57.2	60.3
Parts & Maintenance	21.6	28.5	28.2	14.3%	14.0	15.5
Total	**189.9**	**251.3**	**291.8**	**24.0%**	**138.1**	**173.5**
Revenue growth rate						
Rental		25.2%	29.4%			46.0%
Sales		40.6%	6.9%			5.4%
Parts & Maintenance		31.9%	(1.0%)			10.8%
Total		**32.3%**	**16.1%**			**25.6%**
EBITDA						
Rental	51.2	62.2	84.5	28.4%	41.1	57.9
Sales	7.4	8.4	8.6	8.1%	4.8	3.3
Parts & Maintenance	2.1	2.7	3.3	26.6%	1.5	1.3
Total	**60.7**	**73.3**	**96.4**	**26.0%**	**47.4**	**62.5**
EBITDA margin						
Rental	56.8%	55.1%	57.8%		61.4%	59.2%
Sales	9.4%	7.7%	7.3%		8.4%	5.5%
Parts & Maintenance	9.5%	9.5%	11.7%		10.8%	8.6%
Total	**32.0%**	**29.2%**	**33.0%**		**34.3%**	**36.0%**
EBITA						
Rental	25.4	30.6	52.9	44.3%	23.2	35.7
Sales	7.2	8.1	7.5	1.8%	4.6	3.1
Parts & Maintenance	1.7	2.1	2.6	25.4%	1.3	1.0
Total	**34.3**	**40.8**	**63.0**	**35.5%**	**29.1**	**39.8**
EBITA margin						
Rental	28.2%	27.1%	36.2%		34.6%	36.5%
Sales	9.3%	7.4%	6.4%		8.1%	5.1%
Parts & Maintenance	7.6%	7.4%	9.2%		9.3%	6.7%
Total	**18.1%**	**16.2%**	**21.6%**		**21.1%**	**22.9%**

Note: Corporate and other costs have been allocated to divisions on a reasonable and consistent basis in accordance with relevant accounting standards. Rental includes the rental and sales operations of Andy's Earthmovers. The segmental information presented in the table above is net of intra-group transactions.

1 CAGR and year on year growth rate calculations may differ to the extent that the underlying information used to calculate CAGR or year on year growth rate is prepared inconsistently between Australian GAAP and AIFRS.

7.4.3 GEOGRAPHIC SEGMENTATION

$m (unless otherwise stated)

	PRO FORMA HISTORICAL			CAGR[1]	PRO FORMA HISTORICAL	STATUTORY HISTORICAL
	FY2003 AGAAP	FY2004 AGAAP	FY2005 AIFRS	FY2003–FY2005	HY DEC 04 AIFRS	HY DEC 05 AIFRS
Revenue						
Australia	176.4	224.0	244.6	17.8%	115.6	134.2
Indonesia	13.5	17.2	27.8	43.5%	12.7	16.3
Rest of the World[2]	–	10.1	19.4	NA	9.8	23.0
Total	**189.9**	**251.3**	**291.8**	**24.0%**	**138.1**	**173.5**
Revenue growth rate						
Australia		27.0%	9.2%			16.1%
Indonesia		27.4%	61.6%			28.3%
Rest of the World[2]		NA	92.1%			134.7%
Total		**32.3%**	**16.1%**			**25.6%**
EBITDA						
Australia	50.6	59.9	73.3	20.4%	36.4	44.3
Indonesia	10.1	12.9	22.5	49.3%	10.6	11.9
Rest of the World[2]	–	0.5	0.6	NA	0.4	6.3
Total	**60.7**	**73.3**	**96.4**	**26.0%**	**47.4**	**62.5**
EBITDA margin						
Australia	28.7%	26.7%	30.0%		31.5%	33.0%
Indonesia	74.8%	75.0%	80.9%		83.5%	73.0%
Rest of the World[2]	NA	5.0%	3.1%		4.1%	27.4%
Total	**32.0%**	**29.2%**	**33.0%**		**34.3%**	**36.0%**
EBITA						
Australia	30.7	34.2	49.9	27.5%	22.9	28.4
Indonesia	3.6	6.1	12.5	86.3%	5.8	7.0
Rest of the World[2]	–	0.5	0.6	NA	0.4	4.4
Total	**34.3**	**40.8**	**63.0**	**35.5%**	**29.1**	**39.8**
EBITA margin						
Australia	17.4%	15.3%	20.4%		19.8%	21.2%
Indonesia	26.7%	35.5%	45.0%		45.7%	42.9%
Rest of the World[2]	NA	5.0%	3.1%		4.1%	19.1%
Total	**18.1%**	**16.2%**	**21.6%**		**21.1%**	**22.9%**

Note: Corporate and other costs have been allocated to geographies on a reasonable and consistent basis in accordance with relevant accounting standards.

1 CAGR and year on year growth rate calculations may differ to the extent that the underlying information used to calculate the CAGR or year on year growth rates is prepared inconsistently between Australian GAAP and AIFRS.

2 Rest of the World comprises Canada, the US and the Netherlands.

7.4.4 SUMMARY HISTORICAL CASH FLOW STATEMENTS BEFORE FINANCING AND TAX

$m (unless otherwise stated)

	PRO FORMA HISTORICAL			CAGR[3]	PRO FORMA HISTORICAL	STATUTORY HISTORICAL
	FY2003 AGAAP	FY2004 AGAAP	FY2005 AIFRS	FY2003–FY2005	HY DEC 04 AIFRS	HY DEC 05 AIFRS
EBIT	**33.6**	**39.5**	**53.6**	**26.3%**	**29.0**	**34.0**
Depreciation and amortisation	27.1	33.8	42.8	25.7%	18.4	28.5
EBITDA	**60.7**	**73.3**	**96.4**	**26.0%**	**47.4**	**62.5**
Non-cash and working capital movements	(19.4)	(21.2)	(4.5)	(51.8%)	(9.4)	(36.9)
Cash flows available from operations	**41.3**	**52.1**	**91.9**	**49.2%**	**38.0**	**25.6**
Net capital expenditure[1]	(47.9)	(60.0)	(68.2)	19.3%	(25.4)	(111.0)
Cash flows before financing and tax[2]	**(6.6)**	**(7.9)**	**23.7**	**NA**	**12.6**	**(85.4)**

Note: Refer to Appendix A, Section 3 for reconciliation of the Statutory Historical Financial Information to the Pro Forma Historical Financial Information.

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities for the six months ended 31 December 2005 of $15.9 million.

2 The CAGR calculations exclude cash flows before financing and tax due to large one-off movements in cash flow items.

3 CAGR and year on year growth rate calculations may differ to the extent that the underlying information used to calculate the CAGR or year on year growth rates is prepared inconsistently between Australian GAAP and AIFRS.

7.4.5 SUMMARY OPERATING DATA

$m (unless otherwise stated)

	FY2003	FY2004	FY2005	HY DEC 04	HY DEC 05
Capital Expenditure					
Maintenance	19.3	12.6	15.7	5.1	27.5
Growth	30.5	56.3	71.0	26.3	103.1
Total[1]	**49.8**	**68.9**	**86.7**	**31.4**	**130.6**
Rental machines (no. of machines)					
Australia	271	292	319	287	356
Indonesia	35	76	112	99	132
Rest of the World (Canada)	0	0	0	0	133
Total	**306**	**368**	**431**	**386**	**621**
Sales machines sold					
Sales equipment	347	434	464	218	217
Total	**347**	**434**	**464**	**218**	**217**
Return on Funds Employed					
Funds Employed (period end)	204.9	261.6	326.8	274.9	462.5
EBITDA ROFE	33.1%	31.6%	33.4%	35.2%	30.5%
EBITA ROFE	18.8%	17.7%	21.7%	21.1%	20.0%

1 The difference between total capital expenditure shown in Section 7.4.5 and net capital expenditure shown in Section 7.4.4 is that this total has been prepared on an accrual basis and has not been netted off with proceeds from disposal of property, plant and equipment. It also includes plant and equipment acquired through finance leases and the gross value of property, plant and equipment acquired in the acquisition of controlled entities.

7.4.6 PRO FORMA HISTORICAL BALANCE SHEET

$m (unless otherwise stated)

	PRO FORMA 31 DEC 2005
Current assets	
Cash assets[1]	10.5
Receivables	57.3
Inventories	110.6
Current tax receivable	10.3
Total current assets	**188.7**
Non-current assets	
Receivables	3.8
Intangibles	219.7
Investments (equity method)	0.1
Property, plant and equipment	507.8
Deferred tax assets	14.9
Total non-current assets	**746.3**
Total assets	**935.0**
Current liabilities	
Payables	33.4
Interest-bearing liabilities[1]	7.4
Provisions	2.0
Total current liabilities	**42.8**
Non-current liabilities	
Interest-bearing liabilities[1]	274.3
Deferred tax liabilities	18.7
Deferred hedge liability	0.9
Provisions	0.8
Total non-current liabilities	**294.7**
Total liabilities	**337.5**
Net assets	**597.5**
Equity	
Issued equity	707.9
Reserves[2]	(102.8)
Retained profits/(accumulated losses)	(7.6)
Outside equity interest	–
Total equity	**597.5**

1 Pro forma Net Debt as at 31 December 2005 is $271.2 million which reflects the combined impact of all the pro forma adjustments set out in Appendix A, Section 3.2. As set out in Section 8.6.4, the Directors expect that Net Debt immediately following completion of the Offer will be approximately $250.0 million. The difference between pro forma Net Debt and Net Debt immediately following completion of the Offer is due to the Directors' assessment of approximate expected cash movements between the date of the pro forma historical balance sheet (31 December 2005) and the completion of the Offer which are not included as pro forma adjustments.

2 The negative reserve of $102.8 million arises primarily on the Emeco UK Acquisition and represents the excess of purchase consideration (based on the mid-point of the Indicative Pricing Range) over the carrying value of the net assets of Emeco UK in accordance with Emeco's policy.

7.5 Management Discussion and Analysis of Historical Income Statements

The following is a summary of Management discussion and analysis of historical income statements. Management discussion and analysis of divisional results is set out in Appendix A, Section 1.

7.5.1 SIX MONTHS ENDED 31 DECEMBER 2005 COMPARED TO PRO FORMA SIX MONTHS ENDED 31 DECEMBER 2004

7.5.1.1 Revenue

Revenue increased by 25.6% to $173.5 million in the six months ended 31 December 2005 as compared to the previous corresponding period. Revenue growth was primarily driven by 102 net additional rental machines acquired in Australia and Indonesia, the acquisition of River Valley in August 2005, and increases in average sale prices in the US and Australia.

7.5.1.2 EBITDA

EBITDA increased by 31.9% to $62.5 million, and EBITDA margin increased by 1.7 percentage points to 36.0%, in the six months ended 31 December 2005 as compared to the previous corresponding period. Overall EBITDA margins increased primarily as a result of greater contribution to total revenue from Rental, partly offset by increased corporate overheads arising from compliance and reporting costs associated with being a listed company due to the Notes.

7.5.1.3 Depreciation and Amortisation

Depreciation increased by 24.0% to $22.7 million in the six months ended 31 December 2005 as compared to the previous corresponding period. The increase in depreciation was primarily due to a shift in the mix of the Australian fleet, with a significant number of larger sized growth and replacement machines which are typically operated for longer hours on mine sites.

Amortisation increased through a step change to $5.8 million in the six months ended 31 December 2005 as compared to the previous corresponding period. The increase in amortisation was the result of contract intangibles created upon the MBO in January 2005.

7.5.2 PRO FORMA YEAR ENDED 30 JUNE 2005 COMPARED TO PRO FORMA YEAR ENDED 30 JUNE 2004

7.5.2.1 Revenue

Revenue increased by 16.1% to $291.8 million in the year ended 30 June 2005 as compared to the previous corresponding period. Revenue growth was primarily driven by 63 net additional rental machines acquired in Australia and Indonesia, the full year contribution of major customer contracts, and 30 additional machine sales in Australia and the US.

7.5.2.2 EBITDA

EBITDA increased by 31.5% to $96.4 million, and EBITDA margin increased by 3.8 percentage points to 33.0%, in the year ended 30 June 2005 as compared to the previous corresponding period. Overall, EBITDA margins increased primarily as a result of greater contribution to total revenue from Rental.

7.5.2.3 Depreciation and Amortisation

Depreciation increased by 2.9% to $33.4 million in the year ended 30 June 2005 as compared to the previous corresponding period. The increase in depreciation was primarily due to an increase in the number of machine hours worked, partly offset by a change in the depreciation methodology (as set out in Section 7.13.1).

Amortisation increased through a step change to $9.4 million in the year ended 30 June 2005 as compared to the previous corresponding period. The increase in amortisation was the result of contract intangibles created upon the MBO in January 2005.

7.5.3 PRO FORMA YEAR ENDED 30 JUNE 2004 COMPARED TO PRO FORMA YEAR ENDED 30 JUNE 2003

7.5.3.1 Revenue

Revenue increased by 32.3% to $251.3 million in year ended 30 June 2004 as compared to the previous corresponding period. Revenue growth was primarily driven by 62 net additional rental machines acquired in Australia and Indonesia, higher machine Utilisation, several large new contracts in Australia and Indonesia, the sale of 87 additional machines in Australia, and the establishment of US Sales in December 2003.

7.5.3.2 EBITDA

EBITDA increased by 20.8% to $73.3 million, and EBITDA margin decreased by 2.8 percentage points to 29.2%, in the year ended 30 June 2004 as compared to the previous corresponding period. Overall EBITDA margins decreased primarily as a result of a greater proportion of total revenue being derived from Sales and Parts & Maintenance, which yield lower EBITDA margins than Rental.

7.5.3.3 Depreciation and Amortisation

Depreciation increased by 23.1% to $32.5 million in the year ended 30 June 2004 as compared to the previous corresponding period. The increase in depreciation was primarily the result of the increased size of the rental fleet.

Amortisation increased through a step change to $1.3 million in the year ended 30 June 2004 as compared to the previous corresponding period. The increase in amortisation was the result of intangibles created through the acquisitions of the Emeco Parts Joint Venture and the Emeco Sales Joint Venture in June 2003.

7.6 Management Discussion and Analysis of Historical Liquidity and Capital Resources

7.6.1 GENERAL

Emeco's principal sources of funds have been cash flows from operations, financing facilities (comprising the Senior Facility and working capital facilities), finance leases and the Notes.

As at 31 December 2005, Emeco's pro forma historical balance sheet recorded total cash assets of $10.5 million and total external interest-bearing liabilities of $281.7 million, comprising drawn financing facilities of $261.7 million and finance leases of $20.0 million. Total equity was $597.5 million.

7.6.2 FINANCING ARRANGEMENTS

The following is a summary of Management discussion and analysis of historical financing arrangements. Detailed Management discussion and analysis of individual facilities is set out in Appendix A, Section 2.

Emeco's financing arrangements include financing facilities (comprising the Senior Facility and working capital facilities), finance leases and the Notes. As set out in Section 3.14, the Notes will be Exchanged or Redeemed at or around the completion of the Offer.

Emeco expects the available head-room for its financing arrangements (including finance leases) immediately following the completion of the Offer to be $285.0 million.

7.6.3 WORKING CAPITAL

Emeco's working capital is primarily comprised of receivables, inventories and payables.

Receivables balances consist primarily of amounts due from customers for the rental of equipment and the sale of parts. Inventories balances consist primarily of sales stock and spare parts held for resale or for internal use in repairs and maintenance activities. Payables balances consist primarily of amounts due for the purchase of spare parts and amounts due to contractors.

Emeco typically maintains a positive working capital balance throughout the year, with working capital requirements not subject to significant seasonal fluctuations (other than an increase in receivables in December due to Christmas). Further details of the impact of seasonality are provided in Section 7.9.

Emeco has historically experienced little credit risk associated with receivables as a large proportion of its receivables are covered by debtor insurance.

As at 31 December 2005, Emeco's pro forma historical balance sheet recorded current receivables of $57.3 million, inventories of $110.6 million and payables of $33.4 million. Historical non-cash and working capital movements are set out in Section 7.4.4.

7.6.3.1 Six Months Ended 31 December 2005 Compared to Pro Forma Year Ended 30 June 2005

Non-cash and working capital items increased by $36.9 million in the six months ended 31 December 2005 as compared to an increase of $4.5 million in the year ended 30 June 2005. Non-cash and working capital items increased primarily as a result of increased inventories acquired by Sales. Movements in receivables and payables were in line with Rental revenue growth. Movements in non-cash and working capital items increased at a higher rate as compared to the year ended 30 June 2005 primarily due to higher inventories arising from increased procurement activity at the time.

7.6.3.2 Pro Forma Year Ended 30 June 2005 Compared to Pro Forma Year Ended 30 June 2004

Non-cash and working capital items increased by $4.5 million in the year ended 30 June 2005 as compared to an increase of $21.2 million over the previous corresponding period. Non-cash and working capital items increased primarily as a result of increased Rental and Sales, partly offset by decreased receivables as a result of improved Rental receivables collections. Movements in non-cash and working capital items increased at a slower rate as compared to the previous corresponding period primarily due to a slowdown in the US Sales expansion.

7.6.3.3 Pro Forma Year Ended 30 June 2004 Compared to Pro Forma Year Ended 30 June 2003

Non-cash and working capital items increased by $21.2 million in the year ended 30 June 2004 as compared to an increase of $19.4 million over the previous corresponding period. Non-cash and working capital items increased primarily as a result of increased inventories acquired as a result of the establishment of a sales business in the US. Movements in receivables and payables were in line with Rental revenue growth. Movements in non-cash and working capital items increased at a similar rate as compared to the previous corresponding period primarily due to continued US Sales expansion.

7.7 Management Discussion and Analysis of Historical Key Operating Metrics

7.7.1 CAPITAL EXPENDITURE

7.7.1.1 Six Months Ended 31 December 2005 Compared to Pro Forma Six Months Ended 31 December 2004

Capital expenditure increased to $130.6 million in the six months ended 31 December 2005.

Maintenance Capital Expenditure increased to $27.5 million in the six months ended 31 December 2005. The increase in Maintenance Capital Expenditure was primarily driven by increasing rental fleet size.

Growth Capital Expenditure increased to $103.1 million in the six months ended 31 December 2005. The increase in Growth Capital Expenditure was primarily driven by 102 net additional rental machines acquired in Australia and Indonesia in response to continued strong demand from the mining sectors in those countries. In addition, Emeco entered the Canadian rental market through the acquisition of River Valley in August 2005, which added a further 114 rental machines at acquisition (with a market value of $33.9 million) and 19 net additional machines subsequently (for a capital outlay of $12.4 million).

7.7.1.2 Pro Forma Year Ended 30 June 2005 Compared to Pro Forma Year Ended 30 June 2004

Capital expenditure increased to $86.7 million in the year ended 30 June 2005.

Maintenance Capital Expenditure increased to $15.7 million in the year ended 30 June 2005. The increase in Maintenance Capital Expenditure was primarily driven by increasing rental fleet size.

Growth Capital Expenditure increased to $71.0 million in the year ended 30 June 2005. The increase in Growth Capital Expenditure was primarily driven by continued strong demand from Indonesian Rental, which accounted for 36 out of 63 net additional rental machines acquired in the period, and increased its rental fleet size by 47.4%.

7.7.1.3 Pro Forma Year Ended 30 June 2004 Compared to Pro Forma Year Ended 30 June 2003

Capital expenditure increased to $68.9 million in the year ended 30 June 2004.

Maintenance Capital Expenditure decreased to $12.6 million in the year ended 30 June 2004. The decrease in Maintenance Capital Expenditure was primarily due to the timing of scheduled major overhauls and refurbishments.

Growth Capital Expenditure increased to $56.3 million in the year ended 30 June 2004. The increase in Growth Capital Expenditure was primarily driven by strong demand from Indonesian Rental, which accounted for 41 out of 62 net additional rental machines acquired in the period, and increased its rental fleet size by 117.1%.

7.7.2 RENTAL MACHINES

The rental fleet increased by 20.3% to 368 machines in the year ended 30 June 2004, and increased by a further 17.1% to 431 machines in the year ended 30 June 2005, in each case as compared to the previous corresponding period. The rental fleet increased by 44.1% to 621 machines in the six months ended 31 December 2005 as compared to 30 June 2005.

The increase in the rental fleet was primarily driven by successful penetration of the Australian and Indonesian rental markets, and entry into the Canadian rental market in August 2005. The size of Emeco's rental fleet has increased significantly primarily due to the improved access to capital following the MBO in January 2005.

7.7.3 SALES MACHINES SOLD

Sales machines sold increased by 25.1% to 434 machines in the year ended 30 June 2004, and increased by a further 6.9% to 464 machines in the year ended 30 June 2005, in each case as compared to the previous corresponding period.

The increase in Sales machines sold was primarily driven by the expanding breadth and scale of Emeco's global procurement platform, strong demand for machines in Emeco's key markets, improved balance sheet capacity, and the establishment of a US Sales office and European procurement operation.

Sales machines sold decreased by 0.5% to 217 machines in the six months ended 31 December 2005 as compared to the previous corresponding period. The slight decrease in Sales machines sold was primarily the result of a greater proportion of procured equipment being allocated to Rental.

7.7.4 FUNDS EMPLOYED

7.7.4.1 Six Months Ended 31 December 2005 Compared to 30 June 2005

Funds Employed increased by 41.5% to $462.5 million in the six months ended 31 December 2005 as compared to 30 June 2005. This represented an increase in Funds Employed of $135.7 million, due primarily to Growth Capital Expenditure of $103.1 million (which accounted for 76.0% of the change in Funds Employed net of divestments and depreciation) in the six months ended 31 December 2005.

7.7.4.2 Pro Forma Year Ended 30 June 2005 Compared to 30 June 2004

Funds Employed increased by 24.9% to $326.8 million in the year ended 30 June 2005 as compared to 30 June 2004. This represented an increase in Funds Employed of $65.2 million, due primarily to Growth Capital Expenditure of $71.0 million (which accounted for 108.9% of the change in Funds Employed net of divestments and depreciation) in the year ended 30 June 2005.

7.7.4.2 Pro Forma Year Ended 30 June 2004 Compared to 30 June 2003

Funds Employed increased by 27.7% to $261.6 million in the year ended 30 June 2004 as compared to 30 June 2003. This represented an increase in Funds Employed of $56.7 million, due primarily to Growth Capital Expenditure of $56.3 million (which accounted for 99.3% of the change in Funds Employed net of divestments and depreciation) in the year ended 30 June 2004.

7.7.5 RETURN ON FUNDS EMPLOYED

7.7.5.1 Six Months Ended 31 December 2005 Compared to Pro Forma Six Months Ended 31 December 2004

EBITDA ROFE decreased by 4.7 percentage points to 30.5% in the six months ended 31 December 2005 as compared to the previous corresponding period. EBITA ROFE decreased by 1.1 percentage points to 20.0% in the six months ended 31 December 2005 as compared to the previous corresponding period.

The decrease in ROFE was primarily the result of a significant increase in capital expenditure towards the end of the period, which temporarily suppressed returns due to the historically assumed lag of one to three months between capital expenditure and revenues (as discussed in Section 7.8).

7.7.5.2 Pro Forma Year Ended 30 June 2005 Compared to Pro Forma Year Ended 30 June 2004

EBITDA ROFE increased by 1.8 percentage points to 33.4% in the year ended 30 June 2005 as compared to the previous corresponding period. EBITA ROFE increased by 4.0 percentage points to 21.7% in the year ended 30 June 2005 as compared to the previous corresponding period.

The increase in ROFE was primarily driven by a greater contribution to total revenue from Rental, which was accelerated following the MBO as Management focused on this higher margin business.

7.7.5.3 Pro Forma Year Ended 30 June 2004 Compared to Pro Forma Year Ended 30 June 2003

EBITDA ROFE decreased by 1.5 percentage points to 31.6% in the year ended 30 June 2004 as compared to the previous corresponding period. EBITA ROFE decreased by 1.1 percentage points to 17.7% in the year ended 30 June 2004 as compared to the previous corresponding period.

7.8 Full Year Earnings from Capital Expenditure

The timing and impact of earnings from capital expenditure in any given year are primarily dependent on four variables:

- amount of capital expenditure – the amount of capital expenditure are variable and depends on available opportunities at any given time. As such, the amount of capital expenditure, and therefore the associated earnings, in any year is difficult to predict and will fluctuate year on year. All other things being equal, higher capital expenditure in a given year will result in higher same year earnings;
- timing of capital expenditure – the timing of capital expenditure are variable as it depends on available opportunities at any given time. As such, the timing of capital expenditure, and therefore the associated earnings, in any year is difficult to predict and will fluctuate year on year. All other things being equal, earlier capital expenditure in a given year will result in higher same year earnings;
- lag between capital expenditure and revenues – Emeco has historically assumed a one to three month lag between capital expenditure on new machines and revenue generated by those machines. All other things being equal, a shorter lag between capital expenditure and revenues in a given year will result in higher same year earnings; and
- Return on Funds Employed – given the number of variables that influence ROFE, there is no guarantee that future ROFE will be consistent with historical experience. All other things being equal, higher ROFE in a given year will result in higher same year earnings.

As a result of these four variables, the same year earnings arising from capital expenditure in a given year is difficult to predict. Further, as capital expenditure in a given year can never be spent in full at the start of the year, the same year earnings from capital expenditure will only represent the part year earnings potential of that capital expenditure.

7.9 Seasonality

Emeco's business is not subject to significant seasonal fluctuations. However, some changes in activity levels are experienced each year in April and October (change of season in Canada) and December (Christmas and New Year), and during Ramadan in Indonesia (which varies in timing from year to year).

7.10 Summary of Contractual Obligations and Commercial Commitments

As at 31 December 2005
$m (unless otherwise stated)

OBLIGATIONS/ COMMITMENTS	NOTES	TOTAL	PAYMENT DUE BY			
			LESS THAN 1 YEAR	1–3 YEARS	3–5 YEARS	5+ YEARS
On balance sheet commitments						
Debt commitments (pro forma)	(a)	261.7	–	–	261.7	–
Interest rate swap commitments	(b)	0.9	–	–	0.9	–
Finance lease commitments	(c)	20.0	7.4	12.6	–	–
Off balance sheet commitments						
Operating lease commitments	(d)	15.9	4.9	6.8	1.7	2.5
Capital commitments	(e)	49.2	49.2	–	–	–
Total		**347.7**	**61.5**	**19.4**	**264.3**	**2.5**

As at 31 December 2005, Emeco's contractual obligations and commercial commitments included debt, interest rate swaps, finance leases, operating leases and capital commitments.

Notes:

(a) Debt – as at 31 December 2005, debt included outstanding balances in the Senior Facility and working capital facilities. As set out in Section 7.4.6, pro forma Net Debt as at 31 December 2005 is $271.2 million while, as set out in Section 8.6.4, the Directors expect that Net Debt immediately following completion of the Offer will be approximately $250.0 million. The difference between pro forma Net Debt and Net Debt immediately following completion of the Offer is due to the Directors' assessment of approximate expected cash movements between the date of the pro forma historical balance sheet (31 December 2005) and the completion of the Offer which are not included as pro forma adjustments.

(b) Interest rate swaps – Emeco manages interest rate risk through the use of interest rate swaps. As at 31 December 2005, the pro forma notional value of interest rate swaps entered into by Emeco was $249.4 million and the actual net fair value of interest rate swaps of $0.9 million was recognised as a liability on the balance sheet. The notional value of interest rate swaps comprised swaps of $200 million and C$40 million (converted at C$0.81).

(c) Finance leases – as at 31 December 2005, Emeco had US dollar denominated finance leases in respect of some of Emeco's rental equipment in Indonesia, with commitments totalling $20.0 million. Emeco intends to maintain these finance leases following completion of the Offer.

(d) Operating leases – as at 31 December 2005, Emeco had operating leases in respect of rental properties located throughout Australia, some rental machines and office equipment, with commitments totalling $15.9 million.

(e) Capital commitments – Emeco's capital commitments comprise contractual and non-contractual commitments for purchases of equipment. As at 31 December 2005, Emeco had capital commitments of $49.2 million.

7.11 Contingent Liabilities

The Directors are not aware of any material contingent liabilities.

7.12 Reconciliations of the Historical Financial Information to the Relevant Sources

For investors who wish to consider them, reconciliations of the pro forma historical income statements before interest and tax and the pro forma historical cash flow statements before financing and tax to the relevant sources are set out in Appendix A, Section 3.1, and reconciliation of the pro forma historical balance sheet to the statutory historical balance sheet is set out in Appendix A, Section 3.2.

7.13 Critical Accounting Policies

Sections 1.1 and 1.2 of Appendix C provide a summary of Emeco's significant accounting policies for AIFRS and Australian GAAP respectively.

The preparation of the Historical Financial Information requires estimates, judgements and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. These estimates and judgements are based on historical experience and on various assumptions that Management believes to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting policies set out below apply estimates, judgements and assumptions which could materially impact the Historical Financial Information included in this Prospectus.

7.13.1 EFFECTIVE USE DEPRECIATION METHOD

From 1 July 2004, Emeco changed its depreciation method on equipment from the straight-line method to the effective use method, whereby depreciation is calculated on machine hours worked over the useful life of the rental equipment. The change in method was implemented to reflect more closely the consumption of benefits from the use of rental equipment and to be consistent with industry practice.

The change in depreciation was effective from 1 July 2004 and resulted in a decrease in depreciation expense of $4.9 million for the year ended 30 June 2005 (compared to the alternative straight-line method previously adopted), which is reflected in the Pro Forma Historical Financial Information for the year ended 30 June 2005.

Management judgement is required under the effective use method to determine the effective useful life of the rental equipment in hours, and the residual disposal value.

The factors that Management considers to determine the effective useful life include the type, size, intended use, and condition of the equipment, together with the manufacturer's estimate or representation of useful life and Management's experience with similar equipment. The factors that Management considers to determine residual disposal value include current market values and Management experience for similar disposals. Third-party valuation of Emeco's rental fleet is also performed and used to validate Management's internal assessment of current market values.

7.13.2 BUSINESS COMBINATIONS

Emeco accounts for all its business combinations by applying the purchase method. The cost of acquisition is allocated to the fair value of identifiable assets and liabilities. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Business combinations carried out by Emeco have historically resulted in the recognition of contract intangibles. Contract intangibles represent the consideration paid for identifiable contract assets acquired as part of a business combination and primarily result from the acquisition of rental contracts. The contract intangible is amortised over the life of the relevant contract.

Management judgement is required to determine the fair value of the contract intangible and the period over which such contract intangible should be amortised. The factors that Management considers to determine the value and amortisation period of contract intangibles include the length of time left on the acquired contract, the likelihood that the contract will continue to its stated term and the potential for extension of such contract.

There have been three events that have resulted in the recognition of contract intangibles by Emeco being: (i) the MBO, (ii) the acquisition of River Valley, (iii) the acquisition of Andy's Earthmovers, and (iv) the acquisition of Bevan's.

Arising out of the MBO, Emeco recognised $20.8 million of contract intangibles to be amortised from January 2005 to June 2008. In the River Valley acquisition, Emeco recognised C$1.1 million (approximately $1.2 million) of contract intangibles, to be amortised from August 2005 to January 2006. In the Andy's Earthmovers acquisition, Emeco recognised $0.3 million of contract intangibles, to be amortised from January 2006 to October 2006. In July 2006 Emeco will recognise $1.4 million of contract intangibles to be amortised from July 2006 to April 2007 in relation to the Bevan's acquisition.

7.13.3 CAPITALISATION OF MAJOR OVERHAULS AND REFURBISHMENTS

Expenditure on major overhauls and refurbishments of equipment is capitalised in property, plant and equipment as it is incurred, where that expenditure is expected to provide future economic benefits.

Management judgment is required to determine whether future economic benefits will accrue as a result of the major overhaul or refurbishment and to quantify these economic benefits in terms of hours of additional useful life for the relevant equipment, which will impact the carrying value of the equipment and the amount of future related depreciation expense. The factors that Management considers in making such determinations include the impact of the major overhaul or refurbishment on useful life, the use of the machine and the carrying value, and Management's experience with similar overhauls or refurbishments.


8
Directors' Forecasts

8.1 Introduction

In accordance with customary practice for offerings in Australia, this Prospectus includes forecast financial information.

As set out in Section 7.2, Emeco will be restructured and recapitalised as a result of the Offer. There are a number of expenses relating to Emeco as it existed before the Offer or incurred as a result of the Offer, which are not expected to recur in the future.

Therefore, the Directors have prepared the Directors' Pro Forma Forecast where relevant, in addition to the Directors' Statutory Forecast, to illustrate to potential investors what the forecast for Emeco would be after adding back those expenses.

The following Sections contain the Directors' Statutory Forecast and the Directors' Pro Forma Forecast for the years ending 30 June 2006 and 30 June 2007 (together, the "Directors' Forecasts") for Emeco.

All forecast information in the Prospectus should be read in conjunction with the basis of preparation and presentation of Directors' Forecasts set out in Section 8.2 and the Directors' best estimate assumptions set out in Section 8.3.

8.2 Basis of Preparation and Presentation of Directors' Forecasts

The Directors' Forecasts have been prepared by the Directors with due care and attention, on the basis of the Directors' best estimate assumptions included in Section 8.3. The Directors consider the Directors' best estimate assumptions to be reasonable when viewed as a whole. The Directors' best estimate assumptions are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Emeco and the Directors, and are not reliably predictable. The industries in which Emeco operates are subject to many external influences, which can materially impact Emeco's financial performance.

The Directors' Forecasts assume the implementation of certain future business decisions and strategies, which are subject to change, and assume the success of those business decisions and strategies, which are subject to uncertainties and contingencies beyond Emeco's control. No assurance can be given that the business decisions and strategies will be effective or that the anticipated benefits from them will be realised in the periods for which the Directors' Forecasts have been prepared or otherwise.

Events and circumstances often do not occur as anticipated and therefore actual results are likely to differ from the Directors' Forecasts. These differences may be material. As shown in the sensitivity analysis in Section 8.9, relatively small changes in key variables can have a significant impact on earnings and cash flows.

Accordingly, none of Emeco, the Directors or any other person guarantees or provides any assurance as to the accuracy or achievement of the Directors' Forecasts or the Directors' best estimate assumptions upon which they are based. The Directors' Forecasts should not be regarded as a representation or warranty that Emeco will achieve, or is likely to achieve, any particular results. Actual events and outcomes may differ in quantum and timing from those assumed, with material consequential positive or negative impact on Emeco's actual earnings or cash flows.

The Directors' Forecasts should be read in conjunction with the Directors' general best estimate assumptions set out in Section 8.3.1, the Directors' specific best estimate assumptions set out in Section 8.3.2, the sensitivity analysis set out in Section 8.9, the discussion of the risk factors set out in Section 10, and other information set out in this Prospectus.

The significant AIFRS accounting policies set out in Section 1.1 of Appendix C have been consistently applied in the preparation of the Directors' Forecasts.

The Directors' Forecasts are presented in an abbreviated form insofar as they do not include all of the disclosures and notes required by AIFRS applicable to annual financial reports and notes prepared in accordance with the Corporations Act.

The Directors' Forecasts are unaudited, but have been reviewed and reported on by KPMG Transaction Services, as Investigating Accountant on Directors' Forecasts.

8.2.1 DIRECTORS' FORECASTS FOR THE YEAR ENDING 30 JUNE 2006

As defined in Section 8.1, the Directors' Forecasts comprise the Directors' Statutory Forecast and the Directors' Pro Forma Forecast.

The Directors' Statutory Forecast for the year ending 30 June 2006 has been compiled from:

- unaudited special purpose consolidated AIFRS financial statements of Emeco Holdings for the nine months ended 31 March 2006;
- unaudited consolidated AIFRS management accounts of Emeco Holdings for the month ended 30 April 2006; and
- forecasts for the two months ending 30 June 2006, prepared by the Directors.

The Directors' Pro Forma Forecast for the year ending 30 June 2006 is set out in Section 8.4. The pro forma adjustment to the Directors' Statutory Forecast that has been made to compile the Directors' Pro Forma Forecast for the year ending 30 June 2006 is an add-back of a $1.5 million investment services fee payable to the Archer Capital Funds and the Pacific Equity Partners Funds.

As Emeco has operated under different corporate structures with different gearing and tax profiles during the year ending 30 June 2006 compared to those in future periods, the forecast net interest and income tax expenses and the forecast net financing and income tax cash flows are not considered to be meaningful or appropriate in the year ending 30 June 2006, and this information has therefore not been included in the Directors' Pro Forma Forecast for the year ending 30 June 2006.

Reconciliations of the Directors' Pro Forma Forecast for the year ending 30 June 2006 to the Directors' Statutory Forecast for the year ending 30 June 2006 are set out in Appendix B, Sections 2.1.1 and 2.1.3.

8.2.2 DIRECTORS' FORECASTS FOR THE YEAR ENDING 30 JUNE 2007

As defined in Section 8.1, the Directors' Forecast comprise the Directors' Statutory Forecast and the Directors' Pro Forma Forecast.

The Directors' Statutory Forecast for the year ending 30 June 2007 has been compiled from Emeco's forecasts for the year ending 30 June 2007.

The Directors' Pro Forma Forecast for the year ending 30 June 2007 reflects the corporate structure and capital structure which will apply from completion of the Offer and Redemption of the Notes, as if those structures were in place from 1 July 2006.

The Directors' Pro Forma Forecast for the year ending 30 June 2007 is set out in Section 8.4. The pro forma adjustments to the Directors' Statutory Forecast that have been made to compile the Directors' Pro Forma Forecast for the year ending 30 June 2007 are to add-back:

- a $1.3 million Management bonus associated with the Offer;
- the write-off of $17.2 million of capitalised borrowing costs in July 2006;
- a $2.2 million net interest charge, representing the interest charge on Emeco's pre-Offer financing facility balances from 1 July 2006 to completion of the Offer, less the interest charge on Emeco's post-Offer financing facility balances for the same period, as though Emeco's post-Offer financing facility balances applied from 1 July 2006;
- a $1.2 million interest charge incurred on the Notes from 1 July 2006 to Redemption of the Notes; and
- the $5.3 million premium on Exchange and Redemption of the Notes (based on an assumed Notes Exchange of 50%),

with appropriate tax adjustments in each case.

Reconciliations of the Directors' Pro Forma Forecast for the year ending 30 June 2007 to the Directors' Statutory Forecast for the year ending 30 June 2007 are set out in Appendix B, Sections 2.1.2 and 2.1.4.

8.3 Directors' Best Estimate Assumptions

The Directors' Forecasts have been prepared on the basis of the Directors' best estimate assumptions, including those set out in Sections 8.3.1 and 8.3.2, which should be read in conjunction with the sensitivity analysis set out in Section 8.9 and the risk factors set out in Section 10.

As set out in Section 8.2, the Directors' best estimate assumptions are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Emeco and the Directors, and are not reliably predictable. The industries in which Emeco operates are subject to many external influences, which can materially impact Emeco's financial performance.

The information in Sections 8.3.1 and 8.3.2 is intended to assist potential investors in assessing the reasonableness and likelihood of the Directors' Forecasts being achieved, and is not intended to be a representation that those events that have been assumed will occur.

Potential investors should be aware that actual events and outcomes may differ in quantum and timing from those assumed, with material consequential positive or negative impact on Emeco's actual earnings and cash flows. Accordingly, potential investors should be aware of the risks of placing undue reliance on the information in Sections 8.3.1 and 8.3.2.

The Directors' best estimate assumptions described below relate to the forecasts prepared by the Directors for the two month period ending 30 June 2006 and the year ending 30 June 2007. There is no present intention to publish updates in the future to the Directors' best estimate assumptions or to the Directors' Forecasts.

8.3.1 GENERAL BEST ESTIMATE ASSUMPTIONS

The following general best estimate assumptions have been used to derive the forecasts prepared by the Directors:

- there is no material adverse change in the competitive operating environment in Australia, Indonesia, Canada, the US and Europe;
- there is continued growth in the volume of earth moved in the mining industries in Australia, Indonesia, Canada, the US and Europe;
- there is no change in applicable Australian Accounting Standards and International Financial Reporting Standards that would have a material impact on Emeco's accounting policies, financial reporting or disclosure;
- there is no material change to Emeco's operating or regulatory environment;
- there is no material amendment to any material agreement relating to Emeco's business;
- there are no significant disruptions to the continuity of operations of Emeco and there are no other material changes in Emeco's business;
- there is no material litigation that will arise or be settled to the detriment of Emeco;
- there are no contingent liabilities that will arise or be realised to the detriment of Emeco;
- there are no material losses of customers or contracts;
- there is no loss of Management;
- Emeco will maintain the ongoing ability to recruit and retain required personnel;
- there is no impairment of goodwill; and
- there are no material business acquisitions or disposals (other than as set out in Section 8.3.2).

8.3.2 SPECIFIC BEST ESTIMATE ASSUMPTIONS

8.3.2.1 Forecasts for the Two Months Ending 30 June 2006 – Income Statement

As set out in Section 8.2.1, the Directors' Forecasts for the year ending 30 June 2006 have been compiled on the basis of actual results for the 10 months ended 30 April 2006 and forecasts prepared by the Directors for the two months ending 30 June 2006. The following specific best estimate assumptions have been used to derive the income statement forecasts prepared by the Directors for the two months ending 30 June 2006:

Rental Assumptions

The forecast for Rental revenue is based on an assessment by operating unit managers after considering existing fleet Utilisation of Emeco's key existing customers and new equipment being rented in the two months ending 30 June 2006.

The rental pricing structure is forecast to remain consistent with historical rates, adjusted for changes in machine mix.

The forecast for repairs and maintenance expense is based on the expected Utilisation of the fleet and on historical costs as a proportion of rental revenue. The forecast for depreciation expense is based on a consistent application of the methodology and rates applied historically. The forecast operating margin for Rental is assumed to be in line with that experienced historically.

Sales Assumptions

The forecast for Sales revenue is based primarily on orders in hand in May 2006, and takes into account Management estimates of the outcomes of current negotiations, customer interest shown in stocked items, average sale prices, and current levels of sales inventories. The forecast operating margin for Sales is assumed to be in line with that experienced historically.

Parts & Maintenance Assumptions

The forecast for Parts & Maintenance revenue is based on historical trends, adjusted for seasonality (given that higher monthly sales are typically experienced by this business in the final quarter of the financial year). The forecast operating margin for Parts & Maintenance is assumed to be in line with that experienced historically.

Other Operating Costs and Corporate Overhead Assumptions

The forecast for other operating costs and corporate overhead expenses is based on historical experience, adjusted for inflation, changes in business activity, and acquisitions. Corporate overhead expenses have been allocated to divisions on a reasonable and consistent basis in accordance with the relevant accounting standards.

Amortisation Assumptions

The forecast for amortisation of contract intangibles is based on the remaining life of the contracts to which the intangibles relate.

Exchange Rates Assumptions

The forecast for exchange rates is based on the following average cross rates:

- AUD/USD of 0.76; and
- AUD/CAD of 0.85.

Emeco is not materially affected by movements in the Indonesian rupiah, as rental machine purchases and rental contracts in that jurisdiction are denominated in US dollars.

8.3.2.2 Forecasts for the Two Months Ending 30 June 2006 – Cash Flow Statement

The following specific best estimate assumptions have been used to derive the cash flow statement forecasts prepared by the Directors for the two months ending 30 June 2006:

Capital Expenditure Assumptions

The forecast for capital expenditure is based on committed machines that have been identified by Management, and for which Board approval has been granted and orders have been placed, for acquisition before 30 June 2006. No revenues are assumed to arise in the year ending 30 June 2006 from machines added as a result of capital expenditure in the two months ending 30 June 2006.

Working Capital Assumptions

The forecast for receivables is based on growth in Rental revenues and assumes that debtor days are consistent with historical trends. The forecast for inventories is based on growth in Sales revenues and assumes that inventory turnover is consistent with historical trends. The forecast for payables is based on an increase in operating costs in line with the growth of the overall business, and assumes that creditor days are consistent with historical trends.

8.3.2.3 Forecasts for the Year Ending 30 June 2007 – Income Statement

The following specific best estimate assumptions have been used to derive the income statement forecasts prepared by the Directors for the year ending 30 June 2007:

Rental Assumptions

The forecast for Rental has been prepared on the basis of a detailed machine-by-machine analysis undertaken by Management (taking into account forecast capital expenditure) using a fleet income planner model that captures individual revenue and expense drivers, including invoiced hours, machine hours, hourly rental rates, hourly depreciation rates and scheduled repairs and maintenance. The forecast for invoiced hours and operating hours is based on current contracts, the expectation of contract extensions and historical machine Utilisation, taking into account downtime for maintenance and downtime between contracts.

The rental pricing structure is forecast to remain consistent with historical rates on a machine-by-machine basis. Depending on the type of machine, a time lag based on historical assumption of between one to three months has been assumed between capital expenditure on new machines and revenues generated by those machines.

The forecast for repairs and maintenance expense has been based on the expected hours of use of each machine, the service intervals for specific machines, and the historical costs of those services. The forecast for depreciation expense is based on a consistent application of the methodology and rates applied in the previous corresponding period. The forecast operating margin for Rental is assumed to be in line with that experienced historically.

Sales Assumptions

The forecast for Sales has been prepared at an operating unit/branch level, based on the expected number of units to be sold per month, average sale prices and average gross margins.

In Australia, the forecast for average number of units to be sold per month is consistent with historical experience and the forecast for average sale prices is based on historical experience, after adjusting for the sale of four high value machines in December 2005.

In the US, the forecast for average number of units to be sold per month is expected to increase from historical levels to levels consistent with units per sales person in other markets following the appointment of a sales team and an increased focus on this business. The forecast for average sale prices is based on historical experience.

The forecast operating margin for Sales is assumed to be in line with that experienced historically, after adjusting for the recent disposal of old stock in the US and a focus on retail rather than wholesale markets in the US.

Parts & Maintenance Assumptions

The forecast for Parts & Maintenance has been prepared at an operating unit/branch level based on historical experience and expected local conditions. Some increase in Parts revenue is forecast following the appointment of additional sales personnel and increased penetration of overseas export markets out of WA. This is offset by a reduction in forecast Maintenance revenue as the business focuses more on internal customers as the rental fleet continues to expand.

The forecast operating margin for Parts & Maintenance is assumed to be in line with that experienced historically.

Other Operating Costs and Corporate Overhead Assumptions

The forecast for other operating costs and corporate overhead expenses is based on historical experience, adjusted for inflation, changes in business activity and acquisitions. Corporate overhead expenses have been allocated to divisions on a reasonable and consistent basis in accordance with the relevant accounting standards.

Amortisation Assumptions

The forecast for amortisation of contract intangibles is based on the remaining life of the contracts to which the intangibles relate.

Net Interest Expense and Borrowing Cost Assumptions

The forecast for net interest expense and borrowing costs is based on the interest expense and borrowing costs on expected debt levels prior to and following the Offer under the terms of the Senior Facility as applicable (also accounting for existing hedge positions), and the interest expense on the Notes until the point of Exchange or Redemption. Additional charges are forecast in relation to:

- the write-off of $17.2 million of capitalised borrowing costs upon extinguishment of the existing financing facilities and Redemption of the Notes; and
- the $5.3 million premium on the Exchange and Redemption of the Notes (based on an assumed Notes Exchange of 50%).

Interest Rate Swaps Assumptions

It is expected that Australian dollar denominated debt levels immediately following completion of the Offer will fall below hedged levels, resulting in both of the Australian dollar interest rate swaps becoming ineffective for accounting purposes. Based on a valuation of the swap book at 31 March 2006, and the Directors' interest rate assumptions, it is forecast that the cost of any such close out will not be material.

Income Tax Assumptions

The forecast for income tax is based on an effective tax rate of 31%, reflecting a weighted blend of the tax rates in each jurisdiction in which Emeco operates.

Exchange Rates Assumptions

The forecast for exchange rates is based on the following average cross rates:

- AUD/USD of 0.72; and
- AUD/CAD of 0.82.

Emeco is not materially affected by movements in the Indonesian rupiah, as rental machine purchases and rental contracts in that jurisdiction are denominated in US dollars.

8.3.2.4 Forecasts for the Year Ending 30 June 2007 – Cash Flow Statement

The following specific best estimate assumptions have been used to derive the cash flow statement forecasts prepared by the Directors for the year ending 30 June 2007:

Offer and Offer Related Assumptions

The Offer will be fully subscribed and the net proceeds from the Offer due to Emeco will be received in August 2006.

50% of Notes will be Exchanged for Shares in the Noteholder Exchange Offer and the remaining 50% of Notes will be redeemed in August 2006.

Capital Expenditure Assumptions

The forecast for capital expenditure has been prepared on a monthly basis and comprises three types of capital expenditure:

- Maintenance Capital Expenditure of $54.6 million, representing replacement of rental machines and capitalisation of major overhauls of existing rental machines. Also included in this amount is $7.0 million that is not related to the rental fleet;
- committed Growth Capital Expenditure of $21.4 million, representing purchases of additional rental machines for which customers have been identified by Management, Board approval has been granted and orders have been placed, as well as the acquisition of Bevan's for $9.7 million, expected to be completed in July 2006; and
- new Growth Capital Expenditure of $92.0 million, representing purchases of additional rental machines that have either been identified by Management or in respect of which discussions have been held with potential customers.

Depending on the type of machine, a time lag based on historical experience of between one to three months has been assumed between capital expenditure on new machines and revenues generated by those machines.

Working Capital Assumptions

The forecast for receivables is based on growth in Rental revenues and assumes that debtor days are consistent with historical trends. The forecast for inventories is based on growth in Sales revenues and assumes that inventory turnover is consistent with historical trends. The forecast for payables is based on an increase in operating costs in line with the growth of the overall business, and assumes creditor days that are consistent with historical trends.

Dividend Assumptions

Payment of an interim dividend of $12.0 million in March 2007.

8.4 Summary of Directors' Pro Forma Forecast

8.4.1 SUMMARY PRO FORMA FORECAST INCOME STATEMENTS

$m (unless otherwise stated)

	DIRECTORS' PRO FORMA FORECAST		
	FY2006F AIFRS	FY2007F AIFRS	FY2007F GROWTH RATE
Revenue	**381.0**	**524.5**	**37.7%**
Operating costs	(239.5)	(317.2)	32.5%
EBITDA	**141.5**	**207.3**	**46.5%**
Depreciation	(52.9)	(85.5)	61.6%
EBITA	**88.6**	**121.8**	**37.5%**
Amortisation	(10.5)	(3.4)	NA[1]
EBIT	**78.1**	**118.4**	**51.7%**
Net interest and borrowing costs[2]		(16.5)	
Tax[2]		(31.6)	
NPAT		**70.3**	
NPAT (before amortisation)		**73.7**	

Note: Refer to Appendix B, Section 2, for reconciliation of the Directors' Statutory Forecast to the Directors' Pro Forma Forecast.

1 Growth rate calculations are not provided for amortisation due to the large movements in amortisation arising upon recognition of short-term contract intangibles.

2 Growth rate not provided for interest and tax in the year ending 30 June 2006 due to Emeco having previously operated under different corporate structures with different gearing and tax profiles. Hence, comparison with prior periods is not considered meaningful.

8.4.2 OPERATING SEGMENTATION

$m (unless otherwise stated)

	DIRECTORS' PRO FORMA FORECAST FY2006F AIFRS	FY2007F AIFRS	FY2007F GROWTH RATE
Revenue			
Rental	215.9	321.5	48.9%
Sales	133.3	170.0	27.5%
Parts & Maintenance	31.8	33.0	3.8%
Total	**381.0**	**524.5**	**37.7%**
Revenue growth rate			
Rental	47.7%	48.9%	
Sales	13.5%	27.5%	
Parts & Maintenance	12.7%	3.8%	
Total	**30.6%**	**37.7%**	
EBITDA			
Rental	129.3	193.3	49.4%
Sales	9.0	10.3	13.8%
Parts & Maintenance	3.2	3.7	18.3%
Total	**141.5**	**207.3**	**46.5%**
EBITDA margin			
Rental	59.9%	60.1%	
Sales	6.8%	6.0%	
Parts & Maintenance	9.9%	11.3%	
Total	**37.1%**	**39.5%**	
EBITA			
Rental	77.4	109.5	41.3%
Sales	8.6	9.5	10.6%
Parts & Maintenance	2.6	2.8	8.6%
Total	**88.6**	**121.8**	**37.5%**
EBITA margin			
Rental	35.9%	34.0%	
Sales	6.4%	5.6%	
Parts & Maintenance	8.1%	8.5%	
Total	**23.3%**	**23.2%**	

Note: Corporate and other costs have been allocated to divisions on a reasonable and consistent basis in accordance with relevant accounting standards. Rental includes the rental and sales operations of Andy's Earthmovers. The segmental information presented in the table above is net of intra-group transactions.

8.4.3 GEOGRAPHIC SEGMENTATION

$m (unless otherwise stated)

	DIRECTORS' PRO FORMA FORECAST		
	FY2006F AIFRS	FY2007F AIFRS	FY2007F GROWTH RATE
Revenue			
Australia	290.8	372.4	28.1%
Indonesia	33.3	35.3	5.9%
Rest of the World[1]	56.9	116.8	105.3%
Total	**381.0**	**524.5**	**37.7%**
Revenue growth rate			
Australia	18.9%	28.1%	
Indonesia	19.9%	5.9%	
Rest of the World[1]	193.2%	105.3%	
Total	**30.6%**	**37.7%**	
EBITDA			
Australia	102.0	150.1	47.2%
Indonesia	24.9	26.5	6.5%
Rest of the World[1]	14.6	30.7	109.7%
Total	**141.5**	**207.3**	**46.5%**
EBITDA margin			
Australia	35.1%	40.3%	
Indonesia	74.7%	75.2%	
Rest of the World[1]	25.7%	26.3%	
Total	**37.1%**	**39.5%**	
EBITA			
Australia	65.1	91.7	40.7%
Indonesia	14.3	11.9	(16.6%)
Rest of the World[1]	9.2	18.2	98.9%
Total	**88.6**	**121.8**	**37.5%**
EBITA margin			
Australia	22.4%	24.6%	
Indonesia	42.9%	33.8%	
Rest of the World[1]	16.1%	15.6%	
Total	**23.3%**	**23.2%**	

Note: Corporate and other costs have been allocated to geographies on a reasonable and consistent basis in accordance with relevant accounting standards.

1 Rest of the World comprises Canada, the US and the Netherlands.

8.4.4 SUMMARY PRO FORMA FORECAST CASH FLOW STATEMENTS BEFORE FINANCING AND TAX

$m (unless otherwise stated)

	DIRECTORS' PRO FORMA FORECAST FY2006F AIFRS	FY2007F AIFRS	FY2007F GROWTH RATE
EBIT	**78.1**	**118.4**	**51.7%**
Depreciation and amortisation	63.4	88.9	40.1%
EBITDA	**141.5**	**207.3**	**46.5%**
Non-cash and working capital movements	(71.4)	(37.4)	(47.6%)
Cash flows available from operations	**70.1**	**169.8**	**142.4%**
Net capital expenditure[1]	(254.2)	(148.6)	(41.5%)
Cash flows before financing and tax[2]	**(184.1)**	**21.2**	**NA**

Note: Refer to Appendix B, Section 2, for reconciliation of the Directors' Statutory Forecast to the Directors' Pro Forma Forecast.

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities of $47.7 million in the year ending 30 June 2006 and $8.7 million in the year ending 30 June 2007. Actual non-current assets acquired in purchasing controlled entities, which is considered capital expenditure, is $76.9 million in the year ending 2006 and $9.7 million in the year ending 30 June 2007. The difference relates to how the business combinations are recognised in the cash flow statement.

2 The growth rate calculations exclude cash flows before financing and tax due to large one-off movements in cash flow items.

8.5 Management Discussion and Analysis of Directors' Pro Forma Forecast Income Statements

The following is a summary of Management discussion and analysis of Directors' Pro Forma Forecast income statements. Management discussion and analysis of divisional results is set out in Appendix B, Section 1.

8.5.1 YEAR ENDING 30 JUNE 2006 COMPARED TO YEAR ENDED 30 JUNE 2005

8.5.1.1 Revenue

Revenue is forecast to increase by 30.6% to $381.0 million in the year ending 30 June 2006 as compared to the previous corresponding period. This increase is driven predominantly by forecast investment in 392 net additional rental machines in the year ending 30 June 2006. Part of this investment in net additional rental machines in the year ending 30 June 2006 results from the acquisition of River Valley in August 2005, which contributed a fleet of 114 rental machines on acquisition, and the acquisition of Andy's Earthmovers in January 2006, which contributed a fleet of 60 rental machines on acquisition.

8.5.1.2 EBITDA

EBITDA is forecast to increase by 46.8% to $141.5 million, and EBITDA margin is forecast to increase by 4.1 percentage points to 37.1%, for the year ending 30 June 2006 as compared to the previous corresponding period. Overall EBITDA margins are forecast to increase as a result of greater contribution to total revenue from Rental.

8.5.1.3 Depreciation and Amortisation

Depreciation is forecast to increase by 58.4% to $52.9 million for the year ending 30 June 2006 as compared to the previous corresponding period. The increase in depreciation is expected to be primarily due to a shift in the mix of the Australian fleet, with a significant number of growth and replacement machines being larger sized machines which are typically operated for longer hours on mine sites.

Amortisation is forecast to increase by 11.7% to $10.5 million for the year ending 30 June 2006 as compared to the previous corresponding period. The increase in amortisation is expected to be the result of contract intangibles created upon the acquisitions of River Valley and Andy's Earthmovers.

8.5.2 YEAR ENDING 30 JUNE 2007 COMPARED TO YEAR ENDING 30 JUNE 2006

8.5.2.1 Revenue

Revenue is forecast to increase by 37.7% to $524.5 million in the year ending 30 June 2007 as compared to the previous corresponding period. Revenue growth is expected to be driven primarily by the full year benefit of revenue from Andy's Earthmovers, the acquisition of Bevan's, the forecast investment in 20 net additional rental machines in WA and Queensland and 30 net additional rental machines in Canada, and further sales growth in Canada and the US.

8.5.2.2 EBITDA

EBITDA is forecast to increase by 46.5% to $207.3 million, and EBITDA margin is forecast to increase by 2.4 percentage points to 39.5%, for the year ending 30 June 2007 as compared to the previous corresponding period. Overall EBITDA margins are forecast to increase as a result of the greater contribution to total revenue from Rental.

8.5.2.3 Depreciation and Amortisation

Depreciation is forecast to increase by 61.6% to $85.5 million for the year ending 30 June 2007 as compared to the previous corresponding period. The increase in depreciation is expected to be the result of an increase in the number of machine hours worked.

Amortisation is forecast to decrease by $7.1 million to $3.4 million for the year ending 30 June 2007 as compared to the previous corresponding period. The reduction in amortisation is expected to be driven by the rolling off of contract intangibles resulting from prior acquisitions as associated contracts expire.

8.6 Management Discussion and Analysis of Forecast Liquidity and Capital Resources

8.6.1 GENERAL

Emeco's principal sources of funds in the Forecast Period are expected to be cash flows from operations, financing facilities, comprising the Senior Facility and working capital facilities, and finance leases. Emeco believes that these financing arrangements will provide sufficient liquidity to meet its expected cash requirements for the Forecast Period.

Emeco's ability to generate sufficient cash depends on its future performance, which is subject to business, economic, and competitive factors beyond the control of Emeco, the Directors and Management. In addition, future capital expenditure and other cash requirements could be higher than currently expected. If Emeco's anticipated sources of cash are lower than expected, or its future capital expenditure or other cash requirements are higher than expected, Emeco may be required to seek additional external funding.

8.6.2 FINANCING ARRANGEMENTS

As set out in Section 7.6.2 and Appendix A, Section 2, Emeco's financing arrangements will change at or around completion of the Offer, following the renegotiation of the Senior Facility and the Exchange and Redemption of the Notes.

Accordingly, Emeco's financing arrangements in the Forecast Period are expected to be $534.7 million, comprised of the $504.7 million Multi-Option Senior Facility (of which $489.7 million is the Subscription Facility and $15.0 million is the LC Facility supporting a $15.0 million facility) and a $10.0 million working capital facility, and $20.0 million of finance leases.

Further details of Emeco's financing facilities are set out in Section 11.9.2.

Management expects available financing (including headroom in the financing arrangements and cash flows from operations) to exceed $262.3 million throughout the year ending 30 June 2007, and to be approximately $291.7 million as at 30 June 2007. Available financing is expected to leave enough headroom to pursue opportunities as they arise, without running out of funding capacity, subject to compliance with the Senior Facility covenants, terms and conditions as set out in Section 11.9.2.

8.6.3 WORKING CAPITAL

Emeco's working capital levels are appropriate for the current business. Continued expansion in Rental and Sales is expected to result in increased net working capital requirements in the Forecast Period.

As discussed in Section 7.6.2 and Appendix A, Section 2, Emeco has a $15.0 million facility (supported by the LC Facility of the Senior Facility) and two working capital facilities each for an amount equivalent to $5.0 million for Emeco Equipment US and Emeco Canada. These facilities will provide sufficient funding for Emeco's working capital requirements for the Forecast Period.

8.6.3.1 Pro Forma Year Ending 30 June 2006 Compared to Pro Forma Year Ended 30 June 2005

Non-cash and working capital items are forecast to increase by $71.4 million in the year ending 30 June 2006 as compared to an increase of $4.5 million in the previous corresponding period. Non-cash and working capital items are forecast to increase primarily as a result of increased inventories acquired by Sales. Movements in receivables and payables are in line with Rental revenue growth. Movements in non-cash and working capital items are forecast to increase at a higher rate as compared to the previous corresponding period primarily due to increased inventories in anticipation of further Sales growth in Europe and the US and an increase in receivables as a result of the acquisition of River Valley and Andy's Earthmovers.

8.6.3.2 Pro Forma Year Ending 30 June 2007 Compared to Pro Forma Year Ending 30 June 2006

Non-cash and working capital items are forecast to increase by $37.4 million in the year ended 30 June 2007 as compared to a forecast increase of $71.4 million in the previous corresponding period. Non-cash and working capital items are forecast to increase primarily as a result of increased Rental and Sales. Movements in non-cash and working capital items are forecast to increase at a slower rate as compared to the previous corresponding period. Sales and Parts inventory levels were built up in the previous period in anticipation of growth in Sales and the rental fleet, which has required consequently less build up in the current year.

8.6.4 NET DEBT

The Directors expect that Net Debt will be approximately $250.0 million immediately following completion of the Offer. As set out in Section 7.4.6, pro forma Net Debt as at 31 December 2005 is $271.2 million. The difference between pro forma Net Debt and Net Debt immediately following completion of the Offer is due to the Directors' assessment of approximate expected cash movements between the date of the pro forma historical balance sheet (31 December 2005) and the completion of the Offer which are not included as pro forma adjustments.

8.6.5 NET INTEREST EXPENSE AND BORROWING COSTS

For the year ending 30 June 2007, the statutory net interest expense and borrowing costs are forecast to be $42.4 million and pro forma net interest and borrowing costs are forecast to be $16.5 million, which implies a weighted average rate of net interest and borrowing costs of approximately 6.1% per annum. This interest rate reflects a mix of US, Canadian and Australian dollars which the Company has forecast it will borrow, and swaps in place.

8.7 Management Discussion and Analysis of Forecast Capital Expenditure and Funds Employed

8.7.1 YEAR ENDING 30 JUNE 2006 COMPARED TO YEAR ENDED 30 JUNE 2005

Capital expenditure is forecast to increase by 240.5% to $295.2 million in the year ending 30 June 2006 as compared to the previous corresponding period.

Maintenance Capital Expenditure is forecast to increase by 142.0% to $38.0 million in the year ending 30 June 2006 as compared to the previous corresponding period. The increase in Maintenance Capital Expenditure is expected to be driven by the increased rental fleet size, a larger number of rental machines requiring capitalised maintenance and increased replacements of the existing rental fleet.

Growth Capital Expenditure is forecast to increase by 262.3% to $257.2 million in the year ending 30 June 2006 as compared to the previous corresponding period. The increase in Growth Capital Expenditure is expected to be driven by organic growth in the Australian rental fleet, the acquisition of River Valley and the subsequent expansion of the Canadian business, and the acquisition of Andy's Earthmovers.

Funds Employed are forecast to increase 89.6% to $619.6 million in the year ending 30 June 2006 as compared to the year ended 30 June 2005. This represents an expected increase in Funds Employed of $292.8 million, due primarily to forecast Growth Capital Expenditure of $257.2 million (which is expected to account for 87.8% of the change in Funds Employed net of divestments and depreciation) in the year ending 30 June 2006.

Forecast EBITDA ROFE of 28.2% and EBITA ROFE of 17.6% in the year ending 30 June 2006 are below historical average primarily due to the $292.8 million increase in Funds Employed to $619.6 million as described above. Forecast EBITDA ROFE and EBITA ROFE are also impacted by the lag between capital expenditure and revenues as set out in Section 7.8. There can be no guarantee regarding the level of EBITDA ROFE or EBITA ROFE that may be achieved in the future.

8.7.2 YEAR ENDING 30 JUNE 2007 COMPARED TO YEAR ENDING 30 JUNE 2006

Capital expenditure is forecast to decrease by 43.1% to $168.0 million in the year ending 30 June 2006 as compared to the previous corresponding period.

Maintenance Capital Expenditure is forecast to increase by 43.7% to $54.6 million in the year ending 30 June 2007 as compared to the previous corresponding period. The increase in Maintenance Capital Expenditure is expected to be driven by the increased rental fleet size, a larger number of rental machines requiring capitalised maintenance, and increased replacements of the existing rental fleet.

Growth Capital Expenditure is forecast to decrease by 55.9% to $113.4 million in the year ending 30 June 2007 as compared to the previous corresponding period. The reduction in Growth Capital Expenditure is the result of Management's current expectation of forecast capital expenditure, having regard only to known opportunities that are currently being investigated. As set out in Section 8.3.2.4, Growth Capital Expenditure has only been included in the Directors' Forecasts for the year ending 30 June 2007 where machine purchases or corporate acquisitions have been identified by Management or where discussions have been held with potential customers.

Growth Capital Expenditure in the year ending 30 June 2007 is expected to be driven by the $9.7 million acquisition of Bevan's expected to be completed in July 2006, combined with further investment in the Australian rental fleet and further investment in the Canadian rental fleet in response to strong demand expected from contractors developing infrastructure supporting the oil sands sector in Alberta.

In addition to the forecast capital expenditure, Management intends to explore additional opportunities to fuel growth, including machine acquisitions in response to customer demand and business acquisition opportunities. Emeco expects to have the capability to invest additional capital expenditure during the year if the opportunities being explored can be unlocked.

Funds Employed are forecast to increase 14.4% to $708.6 million in the year ending 30 June 2007 as compared to the year ending 30 June 2006. This represents an expected increase in Funds Employed of $89.0 million, due primarily to forecast Growth Capital Expenditure of $113.4 million in the year ending 30 June 2007.

Forecast EBITDA ROFE of 29.6% and EBITA ROFE of 17.3% in the year ending 30 June 2007 are below historical average primarily due to the $89.0 million increase in Funds Employed to $708.6 million as described above. Forecast EBITDA ROFE and EBITA ROFE are also impacted by the lag between capital expenditure and revenues as set out in Section 7.8. In addition, the forecast EBITDA ROFE and EBITA ROFE are further impacted by a 0.1 percentage point decrease in EBITA margin to 23.2% in the year ending 30 June 2007 due to phasing out of a profitable Indonesian project, greater exposure to lower margin construction business in Canada and continued expansion of US Sales. There can be no guarantee regarding the level of EBITDA ROFE or EBITA ROFE that may be achieved in the future.

8.8 Market Risk Sensitive Instruments

Emeco is exposed to market risks including changes in interest rates, changes in foreign currency exchange rates, and credit risk. To manage the volatility relating to these risks, Emeco takes advantage of natural offsets to the extent possible. In appropriate circumstances, and where Emeco is unable to naturally offset its exposure to these risks, Emeco enters into derivative transactions to synthetically reduce its exposure. The purpose of these derivative transactions is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. Emeco does not enter into derivative financial instruments for speculative trading purposes.

Interest Rate Risk

Emeco has a significant level of interest-bearing liabilities outstanding. The amount of interest which Emeco is required to pay to its lenders is based upon the amount owed and agreed interest rates, and may vary if interest rates change. If interest rates increase, Emeco's interest expense will increase. Conversely, if interest rates decrease, Emeco's interest expense will decrease.

Emeco's policy is to manage its interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. Emeco's policy is to have no more than 50.0% of its outstanding senior debt, excluding its working capital facility, exposed to movements in interest rates at any point in time.

Foreign Currency Exchange Risk

As Emeco's Australian operations are predominantly conducted in Australian dollars, there is limited foreign currency exchange risk associated with the Australian business.

Emeco has operations in Canada, the US, Indonesia and Europe. In Canada, Rental contracts are denominated in Canadian dollars. In the US and Indonesia, rental contracts, sales contracts and equipment purchases are denominated in US dollars. In Europe, sales contracts and equipment purchases are typically denominated in Euros. Emeco intends to mitigate its foreign currency exchange risk exposure by denominating a portion of its senior debt in Canadian dollars and US dollars. This creates a natural hedge and mitigates the potential for currency movements to negatively impact Emeco.

Emeco purchases equipment in a range of currencies and has an exchange rate exposure due to delays between entering into a contract and final payment. Emeco will only enter into a hedge position in respect of equipment purchase once it has committed to the purchase.

Credit Risk

Emeco provides credit to its customers in the ordinary course of its business. The inability of a customer to pay its debts may have an impact on the financial performance of Emeco. Further, Emeco may need to incur additional costs in order to pursue customers who default on payment terms.

Emeco has a policy of only dealing with creditworthy counterparties, and credit risk is monitored on an ongoing basis. In addition, Emeco has obtained debtor insurance coverage, both domestically and internationally, in accordance with customary commercial practices, as set out in Section 5.13. Emeco's current policy is not to purchase debtor insurance for its lower credit risk customers or where such insurance is not available on commercially reasonable terms.

As a result of these policies, Emeco has historically experienced little credit risk associated with receivables.

8.9 Sensitivity Analysis on the Directors' Pro Forma Forecast for the Year Ending 30 June 2007

The Directors' Pro Forma Forecast for the year ending 30 June 2007 have been prepared on the basis of the Directors' best estimate assumptions (set out in Section 8.3), which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Emeco and the Directors, and are not reliably predictable.

In addition, the Directors' Pro Forma Forecast for the year ending 30 June 2007 assume the implementation of certain future business decisions and strategies, which are subject to change, and assume the success of those business decisions and strategies, which are subject to uncertainties and contingencies beyond Emeco's control.

Set out below is a summary of the sensitivity of the Directors' Pro Forma Forecast for net profit after tax for the year ending 30 June 2007 to changes in a number of key operating variables and financial benchmarks. The changes shown are not intended to be indicative of the complete range of changes that may be experienced.

Care should be taken in interpreting the sensitivity analysis. The sensitivity to changes in each of the key operating variables and financial benchmarks has been calculated in isolation from changes in other key operating variables and financial benchmarks. In practice, changes in key operating variables and financial benchmarks may offset each other or may be additive. Furthermore, it is likely that Management would respond to any adverse change in a key operating variable or financial benchmark by taking action to minimise the effect on Emeco.

$m (unless otherwise stated)

	NOTE	MOVEMENT INCREASE/ (DECREASE) (%)		FY2007F NPAT INCREASE/ (DECREASE) ($M)	
Rental operating assumptions	(a)				
Revenue per machine hour ($/hour)	(b)	1.0%	(1.0%)	2.2	(2.2)
Total machine hours (hours)	(c)	1.0%	(1.0%)	1.0	(1.0)
Utilisation (%)[1]	(d)	1.0%	(1.0%)	1.1	(1.1)
Growth Capital Expenditure ($ millions)	(e)	10.0%	(10.0%)	1.2	(1.2)
Repairs and maintenance expense ($ millions)	(f)	1.0%	(1.0%)	(0.5)	0.5
Sales operating assumptions	(g)				
Sales gross profit margin (%)[1]	(h)	1.0%	(1.0%)	1.1	(1.1)
Number of machines sold	(i)	5.0%	(5.0%)	0.6	(0.6)
Currency assumptions	(j)				
AUD/USD	(k)	10.0%	(10.0%)	1.1	(0.9)
AUD/CAD	(l)	10.0%	(10.0%)	1.8	(1.4)
Interest rate assumptions	(m)				
Weighted average interest rate (%)[1]	(n)	1.0%	(1.0%)	(0.3)	0.3
Financial benchmarks	(o)				
EBITDA margin (%)[1]	(p)	1.0%	(1.0%)	3.6	(3.6)
EBITA ROFE[2] (%)[1]	(q)	1.0%	(1.0%)	4.8	(4.8)

1 Movement denotes change by percentage point, rather than percentage increase.

2 Reflects a change in EBITA margin of 1.3%/(1.3%) required to change EBITA ROFE by 1.0%/(1.0%), assuming FY2007F average Funds Employed remain constant.

Notes:

(a) Rental operating assumptions – Rental comprised 50.1% of Emeco's revenue and 87.7% of Emeco's EBITDA in the year ended 30 June 2005. Therefore, any increase or decrease in the key drivers for Rental will have an impact on the performance of Emeco.

(b) Revenue per machine hour – *revenue per machine hour is defined as the average amount of revenue generated per machine hour across the entire fleet. An increase/(decrease) in revenue* per machine hour is primarily driven by the types of equipment Emeco has in its fleet and the prices it is able to charge its customers.

(c) Total machine hours – total machine hours is defined as the total number of operating hours the machines in Emeco's fleet are used in a period, and is a measure of the intensity of use. For the purposes of the sensitivity analysis, it is assumed that there is a linear relationship between Rental revenue and repairs and maintenance expense. However, in practice, the relationship can be stepped.

(d) Utilisation – Utilisation is defined as the number of machines "on rent" (i.e. on a customer's site and generating earnings) as a proportion of total available machines in a given period. For the purposes of the sensitivity analysis, it is assumed that there is a linear relationship between Rental revenue and repairs and maintenance expense. However, in practice, *the relationship can be stepped.*

(e) Growth Capital Expenditure – Growth Capital Expenditure is defined as the amount spent on rental fleet machine additions. For the purposes of the sensitivity analysis, the timing of Growth Capital Expenditure is held constant.

(f) Repairs and maintenance expense – repairs and maintenance expense is defined as the expense of maintaining the machines in the fleet in current working order.

(g) Sales operating assumptions – Sales comprised 40.2% of Emeco's revenue and 8.9% of Emeco's EBITDA in the year ended 30 June 2005. Therefore, any increase or decrease in the key drivers for Sales will have an impact on the performance of Emeco.

(h) Sales gross profit margin – Sales gross profit margin comprises Sales revenue less cost of machines sold.

(i) Number of machines sold – *number of machines sold is defined as the number of machines sold. For the purposes of the sensitivity analysis, the sale price per machine is held constant.*

(j) Currency assumptions – a significant proportion of Emeco's earnings are denominated in foreign currencies. Movements in these foreign currencies will have an impact on the performance of Emeco upon conversion to Australian dollars.
(k) AUD/USD – Emeco, through its US Sales business, Indonesian Rental business and selected procurement network purchases, has earnings and cash flows that are denominated in US dollars, and hence will be subject to movements in the AUD/USD exchange rate.
(l) AUD/CAD – Emeco, through its Canadian Rental and Sales businesses and selected procurement network purchases, has earnings and cash flows that are denominated in Canadian dollars, and hence will be subject to movements in the AUD/CAD exchange rate.
(m) Interest rates – any increase/(decrease) in interest rates will affect Emeco's cost of debt and will therefore have an impact on the performance of Emeco.
(n) Weighted average interest rate – Emeco's average interest rate is sensitive to market interest rate levels and to Emeco's mix of borrowing currencies (each of which has a different applicable interest rate).
(o) Financial benchmarks – any increase/(decrease) in high level financial benchmarks will have an impact on the performance of Emeco.
(p) EBITDA margin – EBITDA margin is sensitive to a number of factors, including business mix and the performance of each of Emeco's individual divisions.
(q) EBITA ROFE – EBITA ROFE is an important measure of the return achieved on capital in the business. As EBITA ROFE is an output of performance rather than a driver, EBITA margin has been used as a proxy for this sensitivity. An increase/(decrease) in EBITA ROFE will lead to a corresponding increase/(decrease) in earnings.

8.10 Reconciliations of the Directors' Pro Forma Forecast to the Directors' Statutory Forecast

For investors who wish to consider them, reconciliations of the Directors' Pro Forma Forecast to the relevant Directors' Statutory Forecast are set out in Appendix B, Section 2.

9 Investigating Accountant's Reports


Emeco
CATERPILLAR

9.1 Investigating Accountant's Report on Historical Financial Information



KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
Central Park
152-158 St George's Terrace
Perth WA 6000

GPO Box A29
Perth WA 6837
Australia

ABN: 65 003 891 718
Telephone: +61 8 9263 7171
Facsimile: +61 8 9263 7129
www.kpmg.com.au

The Directors
Emeco Holdings Pty Ltd
Emeco Australia Pty Ltd
Ground Floor
10 Ord Street
West Perth, WA 6005
Australia

3 July 2006

Dear Sirs

Investigating Accountant's Report on Historical Financial Information

1 Introduction

KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") has been engaged by Emeco Holdings Limited ("Emeco") and Emeco Australia Pty Ltd ("Saleco") to prepare this report for inclusion in the prospectus to be issued on or about 3 July 2006 ("the Prospectus"), and to be issued by Emeco and Saleco.

Expressions defined in the Prospectus have the same meaning in this report.

2 Financial information

KPMG Transaction Services has been requested to prepare a report covering the statutory historical and pro forma historical financial information (together "the Historical Financial Information") as described below and disclosed in sections 7.3.2 and 7.3.1 respectively of the Prospectus.

2.1 Statutory historical financial information

The statutory historical financial information, described in section 7.3.2 of the Prospectus, comprises the:

- consolidated income statement before interest and tax of Emeco for the six months ended 31 December 2005 (set out in section 7.4.1 of the Prospectus);
- consolidated cash flow statement before financing and tax of Emeco for the six months ended 31 December 2005 (set out in section 7.4.4 of the Prospectus);
- the consolidated balance sheet of Emeco as at 31 December 2005 (set out in section 3.2 of Appendix A of the Prospectus); and



- selected notes to the statutory historical financial information (set out in section 7.4.2, 7.4.3 and Appendix C of the Prospectus).

The statutory historical financial information described in section 7.3.2 of the Prospectus has been derived from the unaudited interim consolidated financial statements of Emeco for the six months ended 31 December 2005 which were reviewed by KPMG in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". The review report issued to the members of Emeco relating to those financial statements was unqualified.

The directors of Emeco are responsible for the preparation and presentation of the statutory historical financial information.

The statutory historical financial information in the prospectus is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Equivalents of the International Financial Reporting Standards ("AIFRS") applicable to annual financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

2.2 *Pro forma historical financial information*

The pro forma historical financial information, described in section 7.3.1 of the Prospectus, comprises the unaudited:

- pro forma historical income statements before interest and tax for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and for the six months ended 31 December 2004 ("the pro forma historical income statements before interest and tax") (set out in section 7.4.1 of the Prospectus);
- pro forma historical statements of cash flows before financing and tax for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and for the six months ended 31 December 2004 ("the pro forma historical cash flow statements before financing and tax") (set out in section 7.4.4 of the Prospectus)
- the pro forma consolidated balance sheet of Emeco as at 31 December 2005 ('the pro forma historical balance sheet") (set out in section 7.4.6 of the Prospectus); and
- selected notes to pro forma historical financial information (set out in section 7.4.2, 7.4.3 and Appendix C of the Prospectus).

The pro forma historical financial information for the years ended 30 June 2003 and 30 June 2004 has been prepared and presented in accordance with previous Australian generally accepted accounting principles ("AGAAP"). The pro forma historical financial information for the year ended 30 June 2005, for the six months ended 31 December 2004 and for the six months ended 31 December 2005 has been prepared and presented in accordance with AIFRS.



The pro forma historical financial information has been derived from the historical financial information after adjusting for the pro forma transactions adjustments described in sections 3.2.2 and 3.2.3 of Appendix A of the Prospectus.

The directors of Emeco are responsible for the preparation and presentation of the pro forma historical financial information, including the determination of the pro forma transactions and/or adjustments.

The pro forma historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by previous AGAAP and AIFRS applicable to financial reports prepared in accordance with the Corporations Act 2001 ("Corporations Act").

3 Scope

3.1 Review of statutory historical financial information

We have reviewed the statutory historical financial information in order to report whether anything has come to our attention which causes us to believe that the statutory historical financial information, as set out in sections 7.4.1, 7.4.2, 7.4.3, and 7.4.4, section 3.2 of Appendix A, and Appendix C of the Prospectus, does not present fairly:

- the historical financial performance of Emeco for the six months ended 31 December 2005;
- the historical cash flows of Emeco for the six months ended 31 December 2005; and
- the historical financial position of Emeco as at 31 December 2005

in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Emeco disclosed in Appendix C of the Prospectus.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- analytical procedures on the statutory historical financial information;
- a review of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Emeco disclosed in Appendix C of the Prospectus; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.



3.2 *Review of pro forma historical financial information*

We have reviewed the pro forma historical financial information in order to report whether anything has come to our attention which causes us to believe that the pro forma historical financial information, as set out in sections 7.4.1, 7.4.2, 7.4.3, 7.4.4, 7.4.6 and Appendix C of the Prospectus, does not present fairly:

- the pro forma historical financial performance of Emeco for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and the six months ended 31 December 2004;
- the pro forma historical cash flows of Emeco for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and the six months ended 31 December 2004; and
- the pro forma historical financial position of Emeco at 31 December 2005,

on the basis of the pro forma transactions and adjustments described in sections 3.2.2 and 3.2.3 of Appendix A of the Prospectus, and in accordance with the recognition and measurement principles prescribed in AGAAP and AIFRS and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Emeco disclosed in Appendix C of the Prospectus.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- a review of the pro forma transactions and/or adjustments made to the historical financial information;
- a review of work papers, accounting records and other documents;
- a comparison of consistency in application of the recognition and measurement principles in AGAAP and AIFRS and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Emeco disclosed in Appendix C of the Prospectus; and
- enquiry of directors, management and others.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.



4 Review statements

4.1 Review statement on the statutory historical financial information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the statutory historical financial information, as set out in sections 7.4.1, 7.4.2, 7.4.3, 7.4.4, section 3.2 of Appendix A, and Appendix C of the Prospectus, does not present fairly:

- the historical financial performance of Emeco for the six months ended 31 December 2005;
- the historical cash flows of Emeco for the six months ended 31 December 2005; and
- the historical financial position of Emeco as at 31 December 2005,

in accordance with the recognition and measurement principles prescribed in AIFRS and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Emeco disclosed in Appendix C of the Prospectus.

4.2 Review statement on the pro forma historical financial information

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the pro forma historical financial information, as set out in sections 7.4.1, 7.4.2, 7.4.3, 7.4.4, 7.4.6 and Appendix C of the Prospectus, does not present fairly:

- the pro forma historical financial performance of Emeco for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and the six months ended 31 December 2004;
- the pro forma historical cash flows of Emeco for the years ended 30 June 2003, 30 June 2004 and 30 June 2005, and the six months ended 31 December 2004; and
- the pro forma historical financial position of Emeco at 31 December 2005,

on the basis of the pro forma transactions and adjustments described in the Prospectus, and in accordance with the recognition and measurement principles prescribed in AGAAP and AIFRS and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Emeco disclosed in Appendix C of the Prospectus.

5 Independence

KPMG Transaction Services does not have any interest in the outcome of this issue, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG is the auditor of Emeco and from time to time, KPMG also provides Emeco with certain other professional services for which normal professional fees are received.



6 Responsibility

KPMG Transaction Services has consented to the inclusion of this Investigating Accountant's Report in the Prospectus in the form and context in which it is so included, but has not authorised the issue of the Prospectus. Accordingly, KPMG Transaction Services makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Prospectus.

7 General advice warning

This report has been prepared, and included in the Prospectus, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

Brett Fullarton
Authorised Signatory



KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
Central Park
152-158 St George's Terrace
Perth WA 6000

GPO Box A29
Perth WA 6837
Australia

ABN: 65 003 891 718
Telephone: +61 8 9263 7171
Facsimile: +61 8 9263 7129
www.kpmg.com.au

FINANCIAL SERVICES GUIDE AND INVESTIGATING ACCOUNTANT'S REPORT ON DIRECTORS' FORECASTS

This report is in two parts (**"Report"**):

- Part 1 is the KPMG Transaction Services (Australia) Pty Limited Financial Services Guide ("FSG") which we are required to provide to you under section 941A of the Corporations Act 2001; and
- Part 2 is the Investigating Accountant's Report on Directors' Forecasts.

The Financial Services Guide should be read prior to the Investigating Accountant's Report on Directors' Forecasts.

Part 1 - FINANCIAL SERVICES GUIDE

Dated 3 July 2006

KPMG Transaction Services

KPMG Transaction Services (Australia) Pty Limited ABN 65 003 891 718 ("**KPMG Transaction Services**" or "**we**" or "**us**" or "**ours**" as appropriate) holds an Australian Financial Services Licence ("AFSL") issued by the Australian Securities and Investment Commission on 11 March 2004. Our AFSL number is 245402.

We have been engaged by Emeco Holdings Limited ("Emeco") and Emeco Australia Pty Ltd ("Saleco") to issue general financial product advice, about Emeco and Saleco's financial products, in the form of an Investigating Accountant's Report on Directors' Forecasts to be provided to you. We are required to include this FSG in our Report because we have authorised the product issuer to include our Investigating Accountant's Report on Directors' Forecasts in the Australian Prospectus for Emeco and Saleco's financial products.

Purpose of the FSG

The purpose of this FSG is to:

- **help you decide whether to consider the Investigating Accountant's Report on Directors' Forecasts;**
- **contain information about remuneration to be paid to us in relation to the Investigating Accountant's Report on Directors' Forecasts;**
- **contain information on the financial services we are authorised to provide under our AFSL; and**
- **contain information on how you can complain against us.**



Financial services we are licensed to provide

Our AFSL authorises us to provide financial product advice in relation to interests in managed investment schemes (excluding investor directed portfolio services) and securities (such as shares and debentures) to wholesale and retail clients.

General Financial Product Advice

In the Investigating Accountant's Report on Directors' Forecasts, we provide general financial product advice, not personal financial product advice. It has been prepared without taking into account your personal objectives, financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on any advice contained in the Investigating Accountant's Report.

Fees, commissions and other benefits

We charge fees for providing reports. These fees are agreed with, and paid by, the product issuer. Fees are agreed on either a fixed fee or a time cost basis. In this instance, Emeco has agreed to pay us approximately $900,000 for providing the Investigating Accountant's Report on Directors' Forecasts and the Investigating Accountant's Report on Historical Financial Information.

Except for the fees referred to above, neither KPMG Transaction Services, nor its representative, or any of its employees, involved in the provision of the report, receive any pecuniary or other benefits, directly or indirectly, for or in connection with, the provision of the Investigating Accountant's Reports.

All our employees receive a salary and our directors or employees may receive partnership distributions from KPMG or bonuses based on overall productivity, but not directly in connection with any engagement for the provision of a report.

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships

Through a variety of corporate and trust structures, KPMG Transaction Services is ultimately wholly owned by, and operates as part of, KPMG's Australian professional advisory and accounting practice. Our directors may be partners in KPMG's Australian partnership. From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.



Complaints

If you have a complaint, please raise it with us. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213. When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than 45 days after receiving the written complaint, we will advise the complainant in writing of our determination.

If you are not satisfied with the outcome of the above process, or our determination, you have the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry. Further details about FICS are available at the FICS website: www.fics.asn.au. FICS can also be contacted by telephone on 1300 78 08 08.

Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.



KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
Central Park
152-158 St George's Terrace
Perth WA 6000

GPO Box A29
Perth WA 6837
Australia

ABN: 65 003 891 718
Telephone: +61 8 9263 7171
Facsimile: +61 8 9263 7129
www.kpmg.com.au

PART 2 – INVESTIGATING ACCOUNTANT'S REPORT ON DIRECTORS' FORECASTS

The Directors
Emeco Holdings Limited
Emeco Australia Pty Ltd
Ground Floor, 10 Ord Street
West Perth WA 6005

3 July 2006

Dear Sirs

1 Introduction

KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") has been engaged by Emeco Holdings Limited ("Emeco") and Emeco Australia Pty Ltd ("Saleco") to prepare this report for inclusion in the prospectus to be issued in Australia to be dated on or about 3 July 2006 ("the Australian Prospectus"), and to be issued by Emeco and Saleco.

Expressions defined in the Australian Prospectus have the same meaning in this report.

2 Forecast financial information

KPMG Transaction Services has been requested to prepare a report covering the Directors' Forecasts, include the Directors' Statutory Forecast and the Directors' Pro Forma Forecast which comprises the statutory and pro forma forecast financial performance and cash flows of Emeco for the years ending 30 June 2006 and 30 June 2007 set out in the tables in sections 8.4.1, 8.4.2, 8.4.3, 8.4.4 and section 2.1 of Appendix B of the Australian Prospectus.

The Directors of Emeco are responsible for the preparation and presentation of the Directors' Forecasts, including the best-estimate assumptions on which the Directors' Forecasts are based and the sensitivity of the Directors' Forecasts to changes in key assumptions.

The Directors' Forecasts have been prepared by the Directors to provide investors with a guide to Emeco's potential future financial performance based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The Directors' best-estimate assumptions underlying the Directors' Forecasts are set out in section 8.3 of the Australian Prospectus.



There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of Emeco during the Forecast Period may vary materially from the Directors' Forecasts, and that variation may be materially positive or negative.

The sensitivity of the Directors' Pro Forma Forecast to changes in key assumptions is set out in section 8.9 of the Australian Prospectus and the risks to which the business of Emeco is exposed are set out in section 10 of the Australian Prospectus. Investors should consider the Directors' Forecasts in conjunction with the analysis in those sections.

The Directors' Forecasts are presented in an abbreviated form insofar as it does not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

3 Scope of review of Directors' Forecasts and Directors' best-estimate assumptions

We have reviewed the Directors' Forecasts, set out the tables in sections 8.4.1, 8.4.2, 8.4.3, 8.4.4 and section 2.1 of Appendix B of the Australian Prospectus, and the Directors' best-estimate assumptions underlying the Directors' Forecasts, set out in section 8.3 of the Australian Prospectus, in order to report whether anything has come to our attention which causes us to believe that:

- the Directors' best-estimate assumptions, when taken as a whole, do not provide reasonable grounds for the preparation of the Directors' Forecasts;
- the Directors' Forecasts are not properly compiled on the basis of the Directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in A-IFRS and other mandatory professional reporting requirements in Australia, and the significant A-IFRS accounting policies adopted by Emeco disclosed in Appendix C of the Australian Prospectus; and consequently that
- the Directors' Forecasts themselves are unreasonable.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary.

Our review of the Directors' Forecasts and the Directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Directors' Forecasts or the Directors' best-estimate assumptions.



4 Review statement on the Directors' Forecasts and the Directors' best-estimate assumptions

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the Directors' best-estimate assumptions, set out in section 8.3 of the Australian Prospectus, when taken as a whole, do not provide reasonable grounds for the preparation of the Directors' Forecasts;
- the Directors' Forecasts, set out in the tables in sections 8.4.1, 8.4.2, 8.4.3, 8.4.4 and section 2.1 of Appendix B of the Australian Prospectus, are not properly compiled on the basis of the Directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the significant A-IFRS accounting policies adopted by Emeco disclosed in Appendix C of the Australian Prospectus; and consequently that
- the Directors' Forecasts themselves are unreasonable.

The underlying assumptions are subject to significant uncertainties and contingencies, often outside the control of Emeco. If events do not occur as assumed, actual results achieved by Emeco may vary significantly from the Directors' Forecasts. Accordingly, we do not confirm or guarantee the achievement of the Directors' Forecasts, as future events, by their very nature, are not capable of independent substantiation.

5 *Independence*

KPMG Transaction Services does not have any interest in the outcome of this issue, other than in connection with the preparation of this report and participation in due diligence procedures in so far as they related to the Directors' Forecasts for which normal professional fees will be received. KPMG and KPMG Transaction Services from time to time provide Emeco with certain other professional services for which normal professional fees are received.

6 Responsibility

KPMG Transaction Services has consented to the inclusion of this Investigating Accountant's Report on Directors' Forecasts in the Australian Prospectus in the form and context in which it is so included, but has not authorised the issue of the Australian Prospectus. Accordingly, KPMG Transaction Services makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Australian Prospectus.



7 **General advice warning**

This report has been prepared, and included in the Australian Prospectus, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

Matthew Kelly
Director

10 Risk Factors


Emeco

10.1 Introduction

There are a number of factors, both specific to Emeco and of a general nature to the business and economic climate, which may either individually or in combination, affect the future operating and financial performance of Emeco, its prospects, its investment returns and the value of the Shares. These risks include, but are not limited to, the risks set out in this Section 10.

The risks have been separated into Key Risks (described under Section 10.2) and Other Risks (described under Section 10.3). This separation of risks has been based on an assessment by the Directors of a combination of the probability of the risk occurring and the impact of the risk if it did occur. This assessment was based on the knowledge of the Directors as at the Prospectus Date and there is no guarantee or assurance that the importance of the different risks will not change.

Prospective investors should note that this Section is not an exhaustive list of the risks associated with an investment in the Company and it should be considered in conjunction with other information disclosed in this Prospectus.

10.2 Key Risks

Access to and Supply of Used and New Equipment

In order to generate rental and sales revenue and earnings, Emeco requires access primarily to used equipment, but also to new heavy earthmoving equipment. Currently, the earthmoving equipment industry is experiencing high demand and a related shortage of both used and new equipment and related parts, such as tyres. If Emeco is unable in the future to secure adequate supplies of the required number of machines at appropriate prices or if the quality of the available machines is not acceptable, Emeco's business, financial condition and results of operations may be adversely affected.

Access to Capital to Fund Capital Expenditure

Emeco's business is capital intensive and Emeco's financial performance is driven by its ability to purchase equipment primarily for rental, but also for sales. Considerable funds are required to grow Emeco's equipment fleet and Emeco's plans for future growth are dependent on continued capital expenditure. Emeco intends to meet its capital needs by generating cash flow from operations, and by borrowing under its debt facility and from other sources, if necessary. If Emeco is unable to obtain capital at all, or if Emeco is unable to obtain capital on favourable terms due to high interest rates, restrictive covenants, failure to comply with the terms of its debt facility or otherwise, it may limit Emeco's ability to expand or remain competitive and thereby have an adverse effect on Emeco's business, financial condition and results of operations.

Declines in Volume, or Rate of Growth of Volume, of Earth Moved in Mining, Large Scale Civil Construction and Aggregates Sectors

Emeco derives a significant part of its revenue and EBITDA from renting and selling earthmoving equipment primarily to customers in the mining industry, but also in the civil construction and aggregates sectors. Demand for Emeco's products and services in these industries is driven by the volume of earth moved. If drivers of this volume, such as end market demand for commodities, stripping ratios in mining, demand for construction raw materials and aggregates or the number and scale of public infrastructure projects in civil construction, are negatively impacted, Emeco's business, financial condition and results of operations could be adversely affected.

Changing Customer Preferences Regarding the Rental of Heavy Earthmoving Equipment

A change in the preference of current or future customers resulting in reduced use of rental equipment to meet their earthmoving requirements could significantly impact Emeco's business, financial condition and results of operations. This may occur where customers are able to meet fluctuating equipment demand with existing equipment where previously it was necessary to rent, or where previously capital constrained customers are able to access capital for equipment purchases. This may also occur in other situations which reduce the value proposition of the rental model. For example, where Emeco loses its delivery time advantage where lead times for new equipment shorten, or where prices for equipment decrease or the general supply of equipment increases.

Increased Competition from New and Existing Competitors

Emeco's industry is competitive and is subject to potential entry by new competitors and the provision of new services by existing competitors. Emeco may not always be able to match its competitors in service levels, functionality and price. The emergence of a new competitor with international reach, or increased focus on the rental model by existing competitors, particularly OEM-aligned suppliers, would have an adverse effect on Emeco's business, financial condition and results of operations.

Inability to Recruit and Retain Personnel

The future success of Emeco depends in part on the continued service of Management and other key sales, marketing, procurement and operations personnel, and on Emeco's ability to continue to attract, motivate and retain additional highly qualified employees. The current growth of the global mining industry has resulted in a shortage of skilled personnel. The loss of one or more of Management or an inability to recruit replacements for such personnel could have an adverse effect on Emeco's business, financial condition and results of operations.

Inability to Identify and Execute Acquisitions

Emeco intends to selectively pursue acquisitions of businesses to complement its organic growth. However, there can be no assurance that Emeco will be able to identify suitable candidates for successful acquisitions at acceptable prices, or successfully execute acquisitions and integration of targets once identified. In addition, Emeco's past and future acquisitions may subject it to unanticipated risks or liabilities, or disrupt its operations and divert Management's attention from Emeco's day-to-day operations.

Expansion in new and existing geographies being restricted or hindered by factors outside the control of Emeco

Emeco operates an international business, with a presence in Australia, Indonesia, and Canada, and to a lesser extent, the Netherlands and the United States. Moreover, Emeco acquires equipment from a number of other countries around the world and is continuing to seek growth and expansion in overseas markets. Emeco's current overseas operations and any future expansion in overseas operations expose Emeco to a variety of risks, which could have an adverse effect on Emeco's business, financial condition and results of operations. These risks include changes in political, regulatory or economic conditions, changes to trade protection measures and the institution of price controls, economic downturns, nationalisation of assets, terrorism, civil disturbances or political instability, new or differing labour standards and changes in tax laws. A restriction in Emeco's ability to expand into new geographies, and/or the materialisation of the risks mentioned above, could reduce Emeco's growth potential and may adversely impact its business, financial condition and results of operations.

10.3 Other Risks

RISKS RELATING TO EMECO'S BUSINESS

Customers and Customer Contracts

Many of Emeco's rental contracts with customers are short-term and can be cancelled by the customer with limited advance notice and without significant penalty. In addition, customers may default due to bankruptcy or other reasons. A customer's termination of, or default under, a contract for rental of Emeco's equipment, could result in a loss of expected revenues, and additional expenses for demobilisation, maintenance and storage of equipment that was rented to that customer under the contract. Accordingly, the termination of, or default under, a rental contract by any of Emeco's customers could have an adverse effect on Emeco's business, financial condition and results of operations.

Variability of Timing of Rental and Sales Revenues

Emeco cannot forecast with certainty the exact time it will be able to generate the rental revenue associated with certain projects as customers may decide to cancel or delay equipment rental. If Emeco is not able to substitute a terminated or delayed contract with another contract, this is likely to have an adverse impact on Emeco's business, financial condition and results of operations. The Directors' Forecasts in Section 8 include an assessment of the likelihood of Emeco entering into and extending the terms of certain rental contracts, and entering into certain sales contracts, for the provision of heavy earthmoving equipment. While the Directors consider the inclusion of future agreements and the assumed extension of current contracts in the Directors' Forecasts is reasonable, it is possible that those future agreements will not eventuate or that current contracts will not be extended for the time frames considered by the Directors' Forecasts.

Disruption of Business Operations

Emeco and its customers and suppliers are exposed to a range of operational risks relating to both current and future operations. Such operational risks include equipment failures, information technology system failures, external services failure, industrial action or disputes and natural disasters. Whilst Emeco endeavours to take appropriate action to mitigate these operational risks or to insure against them, Emeco cannot control the risks its customers and suppliers are exposed to, nor can it completely remove all disruption risk to its own business, and one or more of these risks may have a material adverse impact on the business, financial condition and results of operations of Emeco.

Increased Maintenance Expenditure

Emeco's forecasts are based on certain assumptions in relation to the level of expenditure required to maintain its operations. If the level of maintenance expenditure required is higher than expected, if it must be undertaken earlier than anticipated, or if there is a significant operational failure requiring unplanned maintenance expenditure, the business, financial condition and results of operations of Emeco may be adversely affected.

Intellectual Property

Emeco relies on its reputation in the market and the brands under which it trades. Although Emeco has not been the subject of any trademark infringement claims, it has been advised by counsel that it may be impracticable to register the Emeco name for trademark protection in all jurisdictions, because the Emeco name may be confusingly similar to other pre-existing trademark registrations. If any of Emeco's brands were to be unavailable for use, or found to be used in contravention of another party's intellectual property rights, Emeco may be required to relinquish use of the relevant brand in the location(s) in which it is used, which could have an adverse effect on Emeco's business, financial condition and results of operations.

Changes in Import or Export Laws

Emeco's international operations are dependent on Emeco's ability to efficiently move equipment to and from the countries in which it does business, as necessary to meet actual or expected customer demand. In particular, Emeco's global procurement team purchases equipment around the world which is then transported to the countries in which Emeco has operations. Additionally, Emeco redeploys its idle equipment between different countries as necessary to meet customer needs and obtain increased returns on the equipment. Any change in the import or export laws in the countries in which Emeco does business or procures equipment could negatively impact Emeco by increasing the costs of, prohibiting, or increasing the time required for, the moving of equipment between one or all of those countries. Any such change could have an adverse effect on Emeco's business, financial condition and results of operations.

Consolidation of Customers and Suppliers

Consolidation in the industries of Emeco's customers or suppliers may reduce Emeco's bargaining power with those customers or suppliers and lead to Emeco transacting on less advantageous financial terms with those customers or suppliers. It may also lead to the loss of such customers, which would adversely affect Emeco's business, financial condition and results of operations.

RISKS ASSOCIATED WITH INVESTING IN THE SHARES

No Public Market

There has been no public market for Shares prior to the Offer. Therefore, the initial price of Shares to be sold in the Offer will be determined as described in Section 3. An active public market for the Shares may not develop or be sustained after completion of the Offer. Any failure of an active public market for the Shares to develop following the Offer could adversely affect your ability to sell your Shares and depress the market price of your Shares.

Share Price Variations

The Shares are to be quoted on ASX, where the price may rise or fall relative to the Final Price. The Shares issued or sold under this Prospectus carry no guarantee in respect of profitability, dividends, return of capital, or the price at which they may trade on ASX. The value of the Shares will be determined by the stock market and will be subject to a range of factors beyond the control of Emeco, the Directors and Management.

In the future, the sale of large parcels of Shares (whether held by Existing Shareholders or acquired by any party under the Offer or following the Offer) may cause a fluctuation in the price at which the Shares trade on ASX.

Economic Factors

Changes in economic and business conditions or government policies in Australia or internationally may impact the fundamentals upon which the projected growth of the Group's target markets or its cost structure and profitability will rely. Adverse changes in such things as the level of inflation, interest rates, exchange rates, government policy (including fiscal, monetary and regulatory policies), consumer spending, and employment rates are outside the control of Emeco, the Directors and Management and may result in a material adverse impact on Emeco's business, financial condition and results of operation.

11 Additional Information


Emeco
Emeco
LIEBHERR

TABLE OF CONTENTS PAGE

11.1 Registration and Corporate Structure

The Company was registered in Victoria on 14 December 2004 and is a public company limited by shares.

11.2 Share Capital

As at the Prospectus Date, the Company has on issue various classes of shares including management performance shares, special voting shares, deferred shares, preferred ordinary shares and ordinary shares. Immediately before completion of the Offer, the Company and its Shareholders have agreed (and, where appropriate, have resolved) to reorganise the Company's share capital, so that on completion of the Offer, the Company will only have ordinary shares on issue. Descriptions in this Prospectus of the Company's share capital position pre and post the Offer are, unless otherwise stated, presented as if the Company's share capital has been reorganised in the manner set out in Section 11.10.

11.3 Summary of the Constitution and Rights Attaching to Shares

The rights attaching to the Shares are:

- set out in the Constitution; and
- in certain circumstances, regulated by the Corporations Act, Listing Rules, ASTC Settlement Rules and the general law.

The key provisions of the Constitution in relation to the principal rights and obligations of Shareholders are summarised in this Section 11.3.

Voting

At a general meeting of the Company, every Shareholder who is entitled to vote and who is present in person or by proxy, attorney or representative, has one vote on a show of hands and one vote on a poll for each Share held by that Shareholder. In the first instance, voting at meetings will be on a show of hands, unless a poll is demanded either before or on the declaration of the result of the vote on a show of hands. A poll may be demanded by at least five Shareholders, who are present, by any one or more members who are present holding Shares constituting at least 5% of the total votes that may be cast on the resolution to be passed, or by the Chairman. The Chairman does not have a casting vote in addition to any votes to which the Chairman may be entitled as a Shareholder, proxy, attorney or representative.

Dividends

The Directors may determine that a dividend is payable and to declare dividends out of the Company's profits. The amount and timing for payment and the method of payment of any dividend will be determined by the Directors in accordance with the Constitution. Subject to any preferential, special or qualified rights as to dividends attaching to any shares, dividends are to be apportioned and paid among Shareholders in proportion to the amounts paid up on the shares held by each Shareholder.

Refer to Section 1.7 for further information on the dividend policy of the Company.

Issue of Further Shares and Other Securities

Subject to any restrictions imposed by the Corporations Act or the Listing Rules, the Directors may issue shares with any preferential, deferred or special rights, privileges or conditions or with any restrictions (whether in regard to dividend, voting, return of share capital or otherwise) as the Directors determine.

Variation of Class Rights

Subject to the Corporations Act, the Listing Rules and their terms of issue, the rights attaching to any class of shares may be varied with the written consent of holders of at least 75% of the shares issued in that class or with the approval of a special resolution passed at a meeting of the holders of the shares of that class.

Transfer of Shares

Subject to the Corporations Act, Listing Rules and ASTC Settlement Rules, Shareholders may transfer all or any shares by a written transfer form in the usual form or in any form approved by the Directors. In certain circumstances, the Directors may refuse to register a transfer of shares, including where the transfer is not in registrable form or where the refusal is permitted or required by the Listing Rules.

General Meetings and Notices

Subject to the rights of the holders of shares issued on special terms and conditions, Shareholders are entitled to receive:

- notice of every annual general meeting, general meeting or meeting of any class of Shareholders to which that Shareholder belongs; and
- all notices, accounts and other documents required to be sent under the Constitution or the Corporations Act.

Winding Up

In a winding up, any assets available for distribution to Shareholders will, subject to the rights of the holders of shares issued on special terms and conditions, the Constitution, the Corporations Act and the Listing Rules, be distributed among Shareholders to return capital paid up on their shares and distribute any surplus in proportion to the amount paid up on shares held by them.

Proportional Takeover Provisions

The Constitution contains provisions requiring Shareholder approval in relation to any proportional takeover bid. The provisions must be renewed by a special resolution of Shareholders entitled to vote, three years from the date the provisions were adopted or last renewed, otherwise the provisions will lapse.

Directors – Term of Office, Appointment and Removal

Subject to the Corporations Act, Listing Rules and the Constitution, a Director must retire from office or seek re-election by no later than the third annual general meeting following his or her appointment or election, or 3 years, whichever is longer. The Directors may also appoint a Director to fill a casual vacancy on the Board or in addition to the existing Directors, who will then hold office until the next annual general meeting.

Directors – Remuneration

The Company in general meeting may from time to time determine the maximum aggregate cash remuneration to be paid to the Directors for services rendered as Directors. Until a different amount is determined, the maximum aggregate remuneration is $1,200,000 per annum. For further detail, refer to Section 6.3.

Amendment

The Constitution may only be amended by a special resolution passed by at least 75% of the votes cast by Shareholders entitled to vote on the resolution. At least 28 days' written notice specifying the intention to propose the resolution must be given to Shareholders.

11.4 Management Incentive Share Plan

The Company currently has in place a Management Incentive Share Plan which is open to employees of the Group and other persons from time to time as determined by the Board. Immediately before completion of the Offer, 5,250,000 Shares will have been issued to 30 employees of the Group pursuant to this plan. Key terms of the Management Incentive Share Plan are summarised below.

Dealing with Shares

Unless the Board otherwise determines, none of the Shares provided under the plan may be sold, transferred or otherwise disposed of, and no security interest may be created in them, until five years after the date of their issue. The Company may impose a holding lock or any form of escrow to enforce the restrictions.

Share Buy-back or Transfer

Unless the Board otherwise determines, the plan provides for Shares to be bought back where all of the Shares (or substantially all of the assets) in the Company are sold to a third party or where a participant leaves his or her employment at any time within five years of the date of provision of Shares to the participant. The number of Shares bought back at market value depends on whether the trigger event occurs within two, three, four or five years after the initial provision of Shares to the employee. The price at which those Shares not bought back at market value will be bought back is either their issue price or the amount outstanding under the loan (see below). The Directors may decide to buy the Shares back at a higher price.

Maximum Number of Shares Issued

The aggregate number of Shares that may be issued under the plan and any other employee share and option plans adopted by the Company from time to time must not exceed 5% of the issued share capital of the Company at the relevant time. This provision may be amended by a Shareholders' resolution. The Board may make other alterations to the plan, but such alterations will not have any effect in respect of invitations which have already been made as at the date of the alteration, unless the Board determines that they are for the benefit of the relevant participants.

Financial Assistance
A participant in the plan may apply to the Company for a loan to enable the participant to subscribe for Shares. The loan will be provided on an interest free basis unless the Board determines otherwise. The loan is a limited recourse loan, i.e. the Company may accept the transfer of the shares back to the Company in satisfaction of the loan.

Repayment
With approval of the Board, loans to participants may be repaid at any time but, unless the Board otherwise determines, must be repaid on the earliest of the occurrence of a default event in relation to the participant (such as bankruptcy), the sale of the Shares or 1 July 2015.

The Board intends to issue Shares under this plan at market value, but may issue Shares at a different value, if required.

11.5 Employee Incentive Plan

The Company currently has in place an Employee Incentive Plan which is open to full-time or permanent part-time employees, officers and Directors of the Company or any related body corporate of the Company ("Employees"). Key terms of the Employee Incentive Plan are summarised below.

Under this plan, the Company may issue any of the following (called "Awards"):

- Options to acquire Shares on terms set by the Company in its discretion;
- performance rights, which are rights to be issued a Share for nil exercise price upon the satisfaction of specified vesting conditions;
- deferred share awards, which will generally be issued in lieu of salary, Directors' fees, or other remuneration. Shares issued as deferred share awards are subject to restrictions on disposal for up to 10 years;
- exempt share awards, which are Shares issued to an Employee for no consideration or at an issue price which is at discount to market price with the intention that up to $1,000 of the total discount received by the Employee will be exempt from tax. Shares issued as exempt share awards are subject to restrictions on disposal for up to three years; and
- limited recourse loan awards, which are Shares issued to Employees where some or all of the issue price is funded by way of a loan from the Company. These Shares are subject to buy-back and cancellation either if relevant vesting conditions are not met, or if the Employee elects to hand the Shares back in full satisfaction of the outstanding loan.

On completion of the Offer, a total of 6,400,000 Options will have been granted to Mr Freedman (managing director) and Robin Adair (director and chief financial officer) collectively pursuant to this plan. For further details concerning these Option grants and their key terms, refer to Section 11.7.

The Shares to be issued to Eligible Employees under the Employee Gift Offer will be issued as exempt share awards under the plan. Approximately 300 Employees will be eligible to participate in the Employee Gift Offer. If all participate, approximately 130,000 Shares will be issued to Employees under the plan (based on the Final Price being set at the mid-point in the Indicative Price Range).

In accordance with current Australian tax legislation, Shares acquired under the Employee Gift Offer are subject to a disposal restriction such that the participant cannot deal in (i.e. sell or transfer) the Shares for a minimum period of three years from their date of issue (or earlier, if the employee's employment with Emeco ceases). For further details of the Employee Gift Offer, refer to Section 3.10, and for tax commentary on the Employee Gift Offer refer to Section 11.12.3.

Other than the Options granted to Mr Freedman and Mr Adair, and the Shares to be issued under the Employee Gift Offer, on completion of the Offer, no other Awards will have been granted under the plan.

Board Discretions
The Board has broad discretions under the plan, including as to the terms of issue of Awards (such as vesting conditions and performance hurdles) and the ability to waive or shorten restrictions on disposal.

Takeovers
In the event of a full takeover bid, scheme of arrangement, or similar transaction, restrictions on disposal will generally (but not always) lapse so that Employees are able to accept the bid or participate in the transaction.

Dilution Limit

The total number of outstanding Awards, when added to the total number of Shares issued during the previous five years under both this plan and the Management Incentive Share Plan (but excluding existing Shares that are purchased for an Employee instead of being issued) cannot exceed 5% of the Company's issued capital.

Adjustment

Employees are not entitled to participate in a new issue of Shares or other securities made by the Company to holders of its Shares without exercising their Awards before the record date for the relevant issue.

If the Company makes a pro-rata bonus issue, and an Award is not exercised prior to the record date for that bonus issue, then on exercise of the Award the holder will receive the number of bonus shares which would have been issued if the Award had been exercised prior to the record date.

If, prior to the exercise of an Award, the Company undergoes a reorganisation of capital (other than by way of a bonus issue or issue for cash) the terms of issued Awards will be changed to the extent necessary to comply with the Listing Rules as they apply at the relevant time.

11.6 Dividend Reinvestment Plan

The Directors have approved and may implement a Dividend Reinvestment Plan ("DRP").

The rules of the DRP are typical of a dividend reinvestment plan operated by an ASX listed company. Shareholders who elect to participate in the DRP will be able to reinvest the dividends they are entitled to receive in Shares rather than receiving those dividends in cash. Shareholders may choose to participate in the DRP in respect of some or all of their Shares.

The DRP will commence on the date determined by the Board, and may be varied, terminated or suspended by the Board at any time, according to the rules of the DRP. As at the Prospectus Date, the Board has not decided to commence the DRP.

A Shareholder subject to the laws of another country may not participate in the DRP until the Board is satisfied that such participation will not require a prospectus under overseas law or such other regulatory compliance which the Board determines to be excessive or impracticable.

A copy of the rules of the DRP will be made available by the Company to Shareholders in advance of the record date for the first dividend in respect of which the Board determines to commence the DRP. Alternatively, a copy of the rules of the DRP will be available on the Company's website at www.emecoequipment.com

11.7 Directors' and Promoters' Interests

Other than set out in this Prospectus:

- no Director or proposed Director;
- no director or proposed director of Saleco; and
- no Promoter,

holds at the Prospectus Date, or has held in the two years before the Prospectus Date, an interest in:

- the formation or promotion of the Company or Saleco;
- the Offer; or
- any property acquired or proposed to be acquired by the Company or Saleco in connection with the formation or promotion of the Company, Saleco or the Offer.

At the Prospectus Date and in the two years before lodgement of the Prospectus Date, except as set out below, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to any Director or proposed Director or director or proposed director of Saleco:

- to induce that person to become, or qualify as, a Director or a director of Saleco; and
- for services provided by that person in connection with the formation or promotion of the Company, Saleco or the Offer.

At the Prospectus Date and in the two years before the Prospectus Date, except as set out in this Prospectus, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit, to a Promoter for services provided by that person in connection with the formation or promotion of the Company, Saleco or the Offer.

11.7.1 DIRECTORS' REMUNERATION AND PROMOTERS' FEES

Details of the remuneration of Directors (including the executive Directors under their executive service agreements) are set out in Section 6.3.

Laurie Freedman and Robin Adair will each receive bonus payments from Emeco International immediately prior to completion of the Offer. In Mr Freedman's case, the bonus will be approximately $120,000 and in Mr Adair's case, the bonus will be approximately $216,000. Both Mr Freedman and Mr Adair have agreed to apply their bonuses to satisfy an amount outstanding on B class management performance shares that they each hold prior to the Prospectus Date.

Alec Brennan and Stuart Fitton are each entitled to a one-off fee of $50,000 for services provided to the Company in respect of the Listing. Mr Brennan has elected to receive his fees in the form of Shares that will be issued or transferred at the Final Price. Mr Fitton will receive his fees in cash.

Fees that have been paid to the Archer Capital Funds and the Pacific Equity Partners Funds (or parties associated with them) over the last two years are as follows:

- in January 2005, Archer Capital Services Pty Limited and PEP Advisory Pty Limited were each paid a one-off arrangement fee of $2,350,000 plus GST in connection with the acquisition by Emeco Limited of Emeco International and its subsidiaries, and the assets of Emeco US. In addition, each of Archer Capital Pty Limited and PEP Advisory Pty Limited received a fee of $750,000 plus GST in connection with a refinancing of the Company in November 2005; and
- since January 2005, Archer Capital Services Pty Limited and PEP Advisory Pty Limited have each been entitled to a fee of $750,000 plus GST per annum (increased each year proportionally at a rate equivalent to any increase in the Consumer Price Index) for various advisory services. This annual fee is payable quarterly in advance but no further quarterly payment will be made after the completion of the Offer. This advisory arrangement, and the fees paid for it, will cease when the Offer is completed. In addition, each of Archer Capital Pty Limited and PEP Advisory Pty Limited are entitled to a fee of $750,000 plus GST in connection with the Offer.

11.7.2 INTERESTS IN SHARES

Directors are not required under the Constitution to hold any shares in the Company. As at the Prospectus Date, no Director other than as set out below is the direct or indirect beneficial owner of any Shares or Notes.

DIRECTOR WHO HOLDS AN INTEREST IN SHARES OR NOTES DIRECTLY OR INDIRECTLY	NUMBER OF SHARES HELD DIRECTLY OR INDIRECTLY AS AT THE PROSPECTUS DATE[1]	NUMBER OF NOTES HELD DIRECTLY OR INDIRECTLY AS AT THE PROSPECTUS DATE
Laurie Freedman	38,654,376	10,000[3]
Robin Adair	13,507,208	700[4]
Greg Minton	0	2,500[5]
Paul McCullagh	523,390	750[6]
Alec Brennan	900,000[2]	0
Stuart Fitton	216,450	0

Note: Immediately following completion of the Offer, Mr Freedman will have an interest in 18,000,000 Shares (having sold 20,654,376 Shares into the Offer), and Mr Adair will have an interest 6,000,000 Shares (having sold 7,507,208 Shares into the Offer).

1 All references to Shares assumes that the reorganisation of the Company, which is agreed to take effect immediately before completion of the Offer, has taken place. For further details, *see Section 11.10.*

2 This does not account for the Shares that will be issued or transferred in lieu of fees at the Final Price as referred to in Section 11.7.1.

3 Mr Freedman has indicated to the Company that he intends that these Notes be Redeemed.

4 Mr Adair has indicated to the Company that he intends that these Notes be Redeemed.

5 Mr Minton has indicated to the Company that he intends that these Notes be Exchanged under the Noteholder Exchange Offer.

6 Mr McCullagh has indicated to the Company that he intends that these Notes be Exchanged under the Noteholder Exchange Offer.

The Directors and their associates are entitled to apply for Shares in the Offer. As at the Prospectus Date, Stuart Fitton intends to apply for 100,000 Shares under the Offer, in respect of which he has received a firm allocation.

Details of the Promoters' interests in Shares are set out in Section 3.4.

11.7.3 DIRECTORS' OPTIONS

The Board has resolved to make an offer of Options under the Employee Incentive Plan (a summary of which is set out at Section 11.5) to each of:

- Mr Laurie Freedman (Managing Director); and
- Mr Robin Adair (Director and Chief Financial Officer).

A total of 4,800,000 Options will be granted to Mr Freedman and 1,600,000 Options will be granted to Mr Adair, equal to approximately 0.8% and 0.3% of the estimated number of Shares on issue at completion of the Offer respectively (assuming 597.9 million Shares are on issue at the completion of the Offer).

Each Option granted to Mr Freedman and Mr Adair will entitle its holder to subscribe for a Share at a price that is the higher of $1.925 and the Final Price. The Options will vest in three equal tranches and each will be subject to the following vesting conditions:

- for the financial year ending 30 June 2007, 1/3 of the Options will vest on the date that final audited results for the Company for that year are released, provided that the Company has achieved an Actual Earnings Per Share equal to or greater than the Forecast Earnings Per Share;
- for the financial year ending 30 June 2008, 1/3 of the Options will vest on the date that final audited results for the Company for that year are released, provided that Emeco Holdings has achieved an Actual Earnings Per Share equal to or greater than 110% of the Forecast Earnings Per Share; and
- for the financial year ending 30 June 2009, 1/3 of the Options will vest on the date that final audited results for the Company for that year are released, provided that Emeco Holdings has achieved an Actual Earnings Per Share equal to or greater than 121% of the Forecast Earnings Per Share.

Further:

- Mr Freedman's Options only vest if he holds the position of Managing Director at Emeco Holdings at the time of vesting;
- Mr Adair's Options only vest if he is an employee of Emeco at the time of vesting or he is subject to a deemed termination (further discussed in Section 6.3); and
- no Options will vest or be exercisable unless the Listing occurs on or before 31 December 2006.

Each Option will be exercisable in accordance with the terms of the Employee Incentive Plan. The Options will expire five years after their date of issue.

ASX has provided in-principle approval to the grant of Options set out above without the need to obtain Shareholder approval in accordance with Listing Rule 10.14. As part of its application for admission to the official list of ASX, the Company will apply for a formal waiver of Listing Rule 10.14 on these terms.

11.7.4 DEEDS OF ACCESS, INDEMNITY AND INSURANCE

Company

The Company has entered into a deed of access, indemnity and insurance with each Director, which confirms the Director's right of access to Board papers and requires the Company to indemnify the Director, to the extent permitted by law, for liability incurred as an officer of the Company. The deed provides that the Company must advance the Director reasonable costs incurred by the Director in defending certain proceedings or appearing before an inquiry or hearing of a government agency.

The deed provides that the Company must keep (and procure each subsidiary to keep) a complete set of Board papers and that the Director be allowed access to, and a copy of, the Board papers in certain circumstances.

The deed requires the Company to maintain a policy of insurance which insures the Director against liability as a director and officer of Emeco from the date of appointment of the Director until the later of the date which is seven years after the Director ceases to hold office as a director of the Company and the date that any relevant proceedings commenced or threatened during the period of seven years after the Director ceases to hold office have been resolved.

Saleco

Saleco has entered into a deed of access, indemnity and insurance with each director of Saleco (being Laurie Freedman and Robin Adair), which confirms the director's right of access to Saleco board papers and requires Saleco to indemnify the director, to the extent permitted by law, for liability incurred as an officer of Saleco. The deed provides that Saleco must advance the director reasonable costs incurred by the director in defending certain proceedings or appearing before an inquiry or hearing of a government agency.

The deed provides that Saleco must keep (and procure each subsidiary to keep) a complete set of Saleco board papers and that the director be allowed access to, and a copy of, the Saleco board papers in certain circumstances.

The deed requires Saleco to maintain a policy of insurance which insures the Director against liability as a director and officer of Saleco from the date of appointment of the director until the later of the date which is seven years after the director ceases to hold office as a director of Saleco and the date that any relevant proceedings commenced or threatened during the period of seven years after the director ceases to hold office have been resolved.

11.7.5 DEED OF INDEMNITY IN RESPECT OF SALECO

Laurie Freedman and Robin Adair are the directors and equal sole shareholders of Saleco. The Company has entered into an indemnity deed in their favour under which the Company has agreed to indemnify each of them for any loss or expense which either of them may incur as a consequence of the Offer.

11.8 Interests of Advisers and Experts

Except as set out in this Prospectus, no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus, or the Joint Lead Managers or the Co-lead Managers:

- has any interest, or had any interest during the two years before lodgement of this Prospectus with ASIC, in the formation or promotion of the Company, or in any property acquired or proposed to be acquired by the Company in connection with the Company's formation or promotion, or the Offer; or
- has been paid any amount, or agreed to be paid any amount, and no benefit has been given or agreed to be given to any such person, in connection with services provided by the person in connection with the formation or promotion of the Company or the Offer.

Each of Citigroup Global Markets Australia Pty Limited, Credit Suisse (Australia) Limited and UBS AG, Australia Branch have agreed to act as Joint Lead Managers to the Offer. In respect of these roles, each will be entitled to the receive the amounts in accordance with the Offer Management Agreement referred to in Section 11.9.1.

In addition, Credit Suisse (Australia) Limited and/or one or more of its affiliates has an interest as a secured creditor in the Senior Facility.

Each of ABN AMRO Rothschild and Morgan Stanley Dean Witter Australia Securities Limited has agreed to act as a Co-Lead Manager to the Offer. In respect of these roles, all of the amounts payable to the Co-Lead Managers will be payable from the fees received by the Joint Lead Managers under the Offer Management Agreement referred to in Section 11.9.1.

Each of Citigroup Wealth Advisors Pty Limited, UBS Wealth Management Australia Pty Ltd, ABN AMRO Morgans Limited, Bell Potter Securities Limited, Commonwealth Securities Limited, Grange Securities Limited, Ord Minnett Limited and Patersons Securities Limited has agreed to act as a Co-Manager to the Offer. In respect of these roles, all of the amounts payable to the Co-Managers will be payable from the fees received by the Joint Lead Managers under the Offer Management Agreement referred to in Section 11.9.1.

Baker & McKenzie has acted as legal adviser to the Company and Saleco in relation to the Offer, the renegotiation of the Senior Facility and the reorganisation of Emeco's share capital, and has performed work in relation to the due diligence enquiries. The Company has agreed to pay, approximately $1,050,000 (excluding disbursements and GST) to Baker & McKenzie for the services up to the date of this Prospectus. Further amounts may be paid to Baker & McKenzie in accordance with time-based charges.

KPMG Transaction Services (Australia) Pty Limited has provided tax advice to Emeco in respect of the Offer, and acted as the Investigating Accountant to the Company on the Historic Financial Information and the Director's Forecasts. The Company has paid, or agreed to pay, approximately $900,000 (excluding disbursements and GST) to KPMG Transaction Services (Australia) Pty Limited for the services up to the date of this Prospectus. Further amounts may be paid to KPMG Transaction Services (Australia) Pty Limited in accordance with time-based charges.

KPMG acts as auditor for Emeco Holdings, Emeco Limited and Emeco International.

AME Minerals Economics Pty Ltd has prepared all statements, charts, tables, graphs and other information referenced as being sourced from "AME" or "AME Mineral Economics" in this Prospectus and the Company has paid, or agreed to pay, a fee of $40,000 (excluding GST) for these services.

Parker Bay Company has prepared all statements, charts, tables, graphs and other information referenced as being sourced from "Parker Bay Company" or "Parker Bay" in this Prospectus and the Company has paid, or agreed to pay, a fee of $4,000 for these services.

11.9 Material Contracts

11.9.1 OFFER MANAGEMENT AGREEMENT

On 25 June 2006, Emeco Holdings and Saleco (together the "Offerors") and the Joint Lead Managers entered into the Offer Management Agreement. Under the agreement, the Joint Lead Managers agreed to manage the Offer and provide settlement support for the Institutional Offer, including the bookbuild and allocation processes for the Offer. A separate International Purchase Agreement will be entered into in respect of Shares sold outside Australia, including the United States.

On completion of the Offer, Emeco Holdings must pay the Joint Lead Managers a managing fee of 2.0% of the Offer proceeds (excluding proceeds received in connection with the Noteholder Exchange Offer). Emeco Holdings may, in its absolute discretion, pay to the Joint Lead Managers an additional fee by way of incentive of up to 1.0% of the Offer proceeds (excluding proceeds received in connection with the Noteholder Exchange Offer). In each case, fees will be divided equally amongst the Joint Lead Managers.

Emeco Holdings must also pay or reimburse the Joint Lead Managers for reasonable costs (including legal costs) incurred in respect of the Offer and all costs payable in relation to ASX's delivery versus payment settlement service. The Joint Lead Managers are responsible for all fees and commissions due to any Co-Lead Manager or syndicate broker they appoint. However, Emeco Holdings is responsible for broker stamping fees on the Noteholder Exchange Offer.

Subject to certain exclusions relating to, among other things, fraud, negligence and wilful misconduct by an indemnified party, the Offerors agree to indemnify the Joint Lead Managers and certain affiliated parties against losses suffered in connection with the Offer.

The Offer Management Agreement restricts Emeco Holdings from issuing shares or convertible securities within 180 days after the allotment date for the Offer, subject to certain exceptions such as employee incentive schemes, issues disclosed in the Prospectus, issues made as the purchase price for business acquisitions, and issues made with the consent of the Joint Lead Managers.

The Joint Lead Managers may terminate the Offer Management Agreement by notice to the Offerors if one or more of the termination events set out below occurs. However, in the case of the termination events in paragraphs (k) to (t) below, a Joint Lead Manager may not terminate the agreement unless in its reasonable opinion (i) the event has or is likely to have a materially adverse effect on the success or outcome of the Offer, the ability to make the Offer, or the likely price at which Shares will trade on ASX; or (ii) the event could give rise to a contravention by the Joint Lead Manager of any applicable law or give rise to a material liability for the Joint Lead Manager:

(a) (**supplementary prospectus**) the Offerors issue or in the reasonable opinion of the Joint Lead Managers become required to issue a supplementary prospectus;

(b) (**offences by directors**) any of the following occurs:

  (i) a director of the Offerors is charged with an indictable offence;

  (ii) any director of the Offerors is disqualified from managing a corporation under the Corporations Act; or

  (iii) the chairman or chief executive officer of the Offerors vacates his or her office;

(c) (**listing approval**) approval is refused or not granted, other than subject to customary conditions, to:

  (i) the Company's admission to the official list of ASX; or

  (ii) the official quotation of all of the Shares on ASX,

  on or before the Institutional Offer opening date, or if granted, the approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld;

(d) (**notifications**) any of the following notifications are made:

  (i) ASIC holding a hearing under section 739(2) of the Corporations Act or issuing an order (including an interim order) under section 739;

  (ii) an application is made by ASIC for an order under Part 9.5 in relation to the Offer or the Prospectus;

  (iii) ASIC commences any inquiry or hearing under Part 3 of the Australian Securities and Investments Commission Act 2001 (Cth) in relation to the Offer or the Prospectus;

  (iv) any person gives a notice under section 733(3) of the Corporations Act or any person (other than a Joint Lead Manager) who has previously consented to the inclusion of their name or any statement in the Prospectus withdraws that consent;

  (v) any person gives a notice under section 730 of the Corporations Act in relation to the Prospectus;

(e) **(withdrawal)** any of the Offerors withdraw the Prospectus or the Offer;

(f) **(International Purchase Agreement)** any of the following occur:

(i) the International Purchase Agreement is not executed by the Offerors on or before the last date for determination of the Final Price and allocation of Shares;

(ii) any condition precedent to the International Purchase Agreement has not been satisfied or waived by the time for satisfaction of that condition precedent as set out in the International Purchase Agreement, or is at any time in the reasonable opinion of the Joint Lead Managers, incapable of satisfaction by that time; or

(iii) the International Purchase Agreement is validly terminated at any time prior to the date on which the Institutional Offer settles;

(g) **(consent)** any person whose consent to the issue of the Prospectus is required by section 720 of the Corporations Act who has previously consented to the issue of the Prospectus withdraws such consent or any person otherwise named in the Prospectus with their consent (other than a Joint Lead Manager or a Co-Lead Manager) withdraws such consent;

(h) **(material adverse change)** any material adverse change occurs or an event occurs which is likely to give rise to a material adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Group including as a result of:

(i) any change in the earnings, prospects or forecasts of the Group from those disclosed in the Prospectus or the International Offering Circular;

(ii) any change in the nature of the business conducted by the Group;

(iii) the insolvency or voluntary winding up of an Offerors or an entity in the Group or the appointment of any receiver, receiver and manager, liquidator or other external administrator;

(iv) any change in the assets, liabilities, financial position or performance, profits or losses of the Group from those respectively disclosed in the Prospectus or the International Offering Circular; and

(i) **(market fall)** at any time following the execution of this agreement, the Standard & Poors/ASX 200 Index:

(i) is at the close of normal trading on ASX on 3 consecutive Business Days at a level that is 10% or more below its level as at the last close of normal trading prior to 25 June 2006; or

(ii) is at any time at a level which is 15% or more below its level as at the last close of normal trading prior to 25 June 2006.

(j) **(disclosures in the International Offering Circular or the pricing disclosure package)** the final International Offering Circular or the pricing disclosure package includes:

(i) an untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or

(ii) any forecast, expression of opinion, intention or expectation expressed in the final International Offering Circular or the pricing disclosure package is not, in all material respects, fair and honest and based on reasonable assumptions, when taken as a whole;

(k) **(disclosures in Prospectus)** a statement contained in the Prospectus is misleading or deceptive, or a matter is omitted from the Prospectus (having regard to the provisions of sections 710, 711 and 716 of the Corporations Act), or the Prospectus otherwise fails to comply with the Corporations Act, the ASX Listing Rules or other applicable laws;

(l) **(disclosures in Due Diligence Report)** the Offerors' due diligence report or any other information supplied by or on behalf of the Offerors to the Joint Lead Managers in relation to the Group or the Offer is misleading or deceptive (when considered in its final form and, in the case of supporting documents and other work papers to which the Joint Lead Managers is given access for the purpose of the Offerors' due diligence investigations and any other information supplied by or on behalf of the Offerors to the Joint Lead Managers in relation to the Group or the Offer, in the light of all other information so supplied);

(m) **(material contracts)** any term of a contract which is summarised in Section 11.9 is varied, terminated, rescinded or altered without the prior consent of the Joint Lead Managers or any such contract is found to be void or voidable;

(n) **(legal proceedings)** any of the following occurs:

(i) the commencement of legal proceedings against the Offerors or any director of an Offeror; or

(ii) any regulatory body commences any Inquiry or public action against a director of an Offeror in his or her capacity as such or announces that it intends to take any such action;

(o) **(change of law)** there is introduced, or there is a public announcement of a proposal to introduce, a new law or government policy in Australia, any member state of the European Union, Canada or the United States (other than a law or policy announced prior to 25 June 2006;

(p) **(change in management)** a change in senior management (being those persons named as such in Section 6.2) or the board of directors of an Offeror occurs;

(q) **(breach)** the Offerors fail to perform or observe any of their obligations under the Offer Management Agreement;

(r) **(representations and warranties)** a representation or warranty contained in the Offer Management Agreement on the part of the Offerors is not true or correct;

(s) **(hostilities)** in respect of any one or more of the United States, Australia, New Zealand, any member state of the European Union, Indonesia, China, Canada or Japan:

   (i) hostilities not presently existing commence;

   (ii) a major escalation in existing hostilities occurs;

   (iii) a declaration is made of a national emergency or war; or

   (iv) a major terrorist act is perpetrated on any of those countries or a diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world;

(t) **(market disruption)** there is:

   (i) a suspension or material limitation in trading in securities generally on ASX, the New York Stock Exchange and/or the London Stock Exchange;

   (ii) a general moratorium on commercial banking activities in Australia, the United States or the United Kingdom is declared by the relevant authorities, or there is a material disruption in commercial banking or securities settlement or clearance services in any of those places; or

   (iii) any adverse change or disruption to the existing financial markets, political or economic conditions of Australia, the United States, the United Kingdom or the international financial markets or any change in national or international political, financial or economic conditions.

The Joint Lead Managers have consented to the issue of this Prospectus as a replacement to the original prospectus dated 26 June 2006.

11.9.2 FINANCING FACILITIES

Summary of Facilities

The Company has agreed with its banking syndicate to amend and restate the senior subscription agreement dated 18 January 2005 between, among others, BOS International (Australia) Limited ("Agent") Emeco Limited, Emeco Equipment US and Emeco Canada ("Borrowers") (as amended and restated from time to time) ("Senior Facility") in connection with the Offer.

The Senior Facility is comprised of the following two facilities:

FACILITY	LIMIT ($ MILLIONS)
Subscription Facility	489.7
LC Facility	15.0

Emeco Equipment US and Emeco Canada also each have working capital facilities to finance their general operating requirements, each of a maximum amount equivalent to $5 million.

The availability of the Senior Facility following the Offer is subject to satisfaction of various conditions precedent to each borrowing, which the Directors consider to be usual for a facility of this nature having regard to the Offer and the reorganisation events that will occur in anticipation of completion of the Offer. In summary, these include the successful completion of the Offer and the Company having sufficient funds to reduce the amount outstanding under the Senior Facility to $257 million, redeem those Notes that are not Exchanged and meet transaction costs incurred in connection with the IPO, including and the renegotiation of the Senior Facility and the provision of various legal opinions regarding the relevant Senior Facility documentation. The Company is also required to fulfil its obligations under certain financial undertakings described below in order to maintain its availability under the facility. Management expects available headroom in this facility to exceed $186 million throughout the year ending 30 June 2007.

Use of Proceeds
The Senior Facility will be available for the following purposes:

- expenditure by Emeco on assets consistent with the core business and operations of Emeco, (with expenditure on real property utilised in the ordinary course of business being limited to no more than $15 million per annum);
- funding the cost of the Redemption, including transactions;
- *meeting funding requirements of any general corporate purposes of Emeco; and*
- any other purpose approved by the Agent on behalf of the banking syndicate.

The LC Facility supports the obligations of Emeco International to Westpac Banking Corporation under multi-option facility arrangements for a maximum amount of $15 million entered into with Westpac Banking Corporation to finance the organic growth of the existing business, working capital and acquisitions. The multi-option facility is comprised of an overdraft facility, a corporate credit card facility, a cash advance facility and an irrevocable letter of credit and bank guarantee facility.

Guarantee and Security
The Senior Facility will be guaranteed by various companies in the Group. New subsidiaries created or acquired by the Group will usually become guarantors of the Senior Facility and provide full asset security.

Representations, Warranties and Undertakings
The Senior Facility is subject to terms and conditions (including representations and warranties) customary for facilities of this type.

The Senior Facility contains various financial undertakings typical for a facility of this nature, including to:

- maintain the amount of debt outstanding under the Senior Facility and the working capital facilities (without double counting for the LC Facility supporting the working capital facility in favour of Emeco Limited) ("Senior Debt") below a prescribed level of consolidated net profits of Emeco before depreciation and amortisation ("CNP"); and
- maintain CNP above an agreed level of interest and other recurring finance costs in respect of the Senior Debt.

If a default occurs, that includes a breach of an undertaking and the delisting of Shares from ASX, the lenders may terminate their obligations to provide any further advances and call for repayment of monies lent under the Senior Facility and the working capital facilities, and the lenders' right to enforce the security becomes exercisable, amongst other things.

The Subscription Facility contains standard restrictive undertakings including:

- *subject to agreed exceptions and amounts, a restriction on acquisitions or disposals of any assets;*
- a restriction on paying dividends in excess of the Group's net profit after tax in any financial year; and
- a restriction on the value of assets located in Indonesia and any other non-OECD jurisdiction exceeding 30% of the value of the assets of Emeco taken as a whole.

Interest
The relevant interest margin under the Senior Facility is to be amended from the current levels at or about the time of Listing and will be determined in accordance with the ratio of all financial liabilities of Emeco (excluding subordinated shareholder debt and costs associated with the IPO and the transactions contemplated by it) ("Total Debt") to CNP. Interest will be payable at the relevant margin which adjusts in accordance with the Total Debt to CNP ratio of the Group 0.375% per annum.

Review Events
There will be a review event if the Company becomes a "subsidiary" (as defined in the Corporations Act) of any other entity or if any person (either alone or jointly with any person) acquires control of the Company (as defined in the Corporations Act) or if any of the Shares are suspended from trading on ASX for a continuous period of ten Business Days.

On the occurrence of the review event, the Borrowers and the Agent will negotiate in good faith for at least a period not exceeding 45 days with a view to agreeing any changes necessary to allow the Senior Facility to continue. If changes cannot be agreed by the end of the period, the Borrowers must repay all money outstanding under the Senior Facility within 60 days.

11.9.3 ACQUISITION OF BEVAN'S

Under an asset purchase agreement dated 13 June 2006, Emeco International agreed to acquire Bevan's. The acquisition price comprises a cash component of $8.7 million and an issue of 666,666 Shares to the vendor. These Shares will be subject to a three year escrow period. The asset purchase agreement is subject to various conditions precedent to completion. Subject to satisfaction of the conditions precedent, the acquisition is scheduled to complete in July 2006.

11.10 Reorganisation and Sales

Reorganisation

Subject to and effective immediately before completion of the Offer, the Company and the Existing Shareholders (among others) have agreed (and, where necessary, resolved) that the following material reorganisation steps will occur:

- all of the ordinary shares in Emeco UK held by the Archer Capital Funds and the Pacific Equity Partners Funds (totalling 30,498,750 shares) will be sold to the Company (pursuant to an offer made to the Company under a sale deed poll which the Company intends to accept following the Closing Date of the Retail Offer) in consideration for an amount equal to the Final Price multiplied by two times the number of Emeco UK shares so sold (after deducting related expenses);
- each ordinary share in Emeco UK held by non-Australian Management (totalling 700,000 shares) will be sold to the Company (pursuant to an offer made to the Company under a sale deed poll which the Company intends to accept following the Closing Date of the Retail Offer) in consideration for two Shares to be issued under the Management Incentive Share Plan (totalling 1,400,000 Shares) (and any amounts outstanding in respect of the shares in Emeco UK pursuant to loans provided by Emeco UK to the shareholders under its management incentive share plan will be transferred to the Company, provided the Company pays an amount to Emeco UK that is equal to the sum of loans);
- each Share that the Management Investors agreed to subscribe for pursuant to the Refinancing Agreement will be subscribed for at the price set out in the Refinancing Agreement delivering subscription proceeds to the Company of approximately $18.9 million;
- each special voting share in the Company (relevant to the pre-Offer shareholder arrangements) will be converted into a deferred share with no voting rights or rights to participate in the profits or assets of the Company and such deferred shares will be cancelled as before completion of the Offer;
- the Management Investors will, as part of the Offer, pay the part of the unpaid issue price due on 10,500,000 B class management performance shares equating to approximately $11.4 million in additional share capital for the Company; and
- the various classes of shares in the Company will be converted on a "one-for-one" basis into Shares. Thereafter, the Shares so converted will be sub-divided by a factor of two.

Sale Arrangements

The Archer Capital Funds and the Pacific Equity Partners Funds intend to realise their investment in:

- Emeco UK by selling their shares in Emeco UK to the Company as described above. This will be effected pursuant to a sale deed poll under which the Archer Capital Funds and the Pacific Equity Partners Funds have irrevocably offered to sell their Emeco UK shares to the Company free of encumbrances on the terms described above. The irrevocable offers will lapse on 31 December 2006 (or such later date as is determined by the Directors) and may be accepted by the Company at any time after the Closing Date for the Retail Offer. Any related expenses will be deducted from the sale proceeds; and
- 164,002,502 of their Shares by selling those Shares to Saleco at a price equivalent to the Final Price (after allowing for related expenses). This will be effected pursuant to a sale deed poll under which the Archer Capital Funds and the Pacific Equity Partners Funds have irrevocably offered to sell their Shares to Saleco free of encumbrances. The irrevocable offers will lapse on 31 December 2006 (or such later date as is determined by the Directors) and may be accepted by the Company at any time after the Closing Date for the Retail Offer.

The Management Investors have made irrevocable offers under a sale deed poll in favour of Saleco to sell in aggregate 35,106,188 of Shares to Saleco free of encumbrances. The price payable by Saleco for these Shares will be based on the Final Price, after allowing for related expenses. The irrevocable offers will lapse on 31 December 2006 (or such later date as is determined by the Directors) and may be accepted by the Company at any time after the Closing Date for the Retail Offer.

Finally, in order to crystallise certain historical incentive arrangements the Management Investors have irrevocably offered to sell 36,000,000 Shares (which are to be converted from existing classes of management performance shares), free of encumbrances, to the Archer Capital Funds and the Pacific Equity Partners Funds under sale deed polls. The price payable by the Archer Capital Funds and the Pacific Equity Partners Funds for these Shares will be based on the Final Price, after allowing for related expenses. The Archer Capital Funds and the Pacific Equity Partners Funds may then direct Saleco to acquire and sell these Shares (and they currently intend to do so after the Closing Date for the Retail Offer).

In each of the above instances the Company intends to accept the offers so made prior to completion of the Offer.

Role of Saleco

Saleco is a special purpose vehicle, which has no material assets, liabilities or operations other than its interest in, and obligations under the documentation to effect, the reorganisation and sale process described above. The directors and shareholders of Saleco are Laurie Freedman and Robin Adair.

It is proposed that Saleco will acquire certain Shares as described above. These Shares will be transferred to successful Applicants pursuant to the Offer.

The Company has agreed to indemnify Saleco, its shareholders and its directors for any loss which any of them may incur as a consequence of the Offer. For further details see Section 11.7.5.

11.11 Escrow Arrangements and Other Shareholder Arrangements

Other than:

- those Shareholders who hold or will on completion of the Offer hold Shares issued under the Management Incentive Share Plan *(that may not be sold, transferred or otherwise dealt with until five years after their date of issue, further details of* which are set out at Section 11.4); and
- Shares that have been issued before the Prospectus Date that are subject to separate transfer restrictions,

the Existing Shareholders have undertaken to the Company not to sell their Shares for the period from first quotation of the Shares until the first ASX trading day following the public announcement by the Company of its preliminary report for the financial year ending 30 June 2007.

The Existing Shareholders who are subject to these voluntary escrow arrangements are set out below:

EXISTING SHAREHOLDER OR THEIR ASSOCIATES	NUMBER OF SHARES SUBJECT TO ESCROW
Pacific Equity Partners Funds	31,250,000
Archer Capital Funds	31,250,000
Management Investors	60,727,146

The voluntary escrow arrangements do not preclude an escrowed Shareholder from participating in a takeover where:

- the takeover bid is for all of the Shares;
- holders of at least half of the Shares that are not subject to restriction (including those Shares that are subject to the voluntary escrow arrangements) to which the takeover bid relates have accepted; and
- if the takeover bid is conditional, the Shareholder agrees in writing that a holding lock will be re-applied to each Share that is subject to the voluntary escrow arrangements that is not unconditionally bought by the bidder under the takeover bid.

Additionally, the holder's restricted securities may be transferred or cancelled in accordance with a merger by way of scheme of arrangement under the Corporations Act if the shareholder agrees in writing that a holding lock will be re-applied if the merger does not take effect.

Each of the Archer Capital Funds and the Pacific Equity Partners Funds have agreed not to dispose of their Shares to a third party acquirer after the expiry of the escrow period without also offering the other the opportunity to dispose of a similar proportion of their Shares on the same terms.

11.12 Australian Taxation Considerations

This is a general description of the Australian Income Tax consequences for investors who acquire Shares through the Retail Offer, Institutional Offer, or Employee Gift Offer.

The taxation summary seeks to provide Australian tax resident individual Shareholders, Australian tax resident complying superannuation fund Shareholders, Australian tax resident corporate Shareholders and tax non-resident Shareholders with an overview of the relevant Australian Income Tax considerations associated with the payment of dividends by the Company and the future disposal of their Shares.

The summary is general in nature and is not intended to be an authoritative or complete statement of the applicable law. The discussion below does not address all aspects of Australian Income Tax law that may be important to particular investors in light of their individual investment circumstances, such as Shares held by investors subject to special tax rules (for example financial institutions, insurance companies, trusts, person engaged in a business which includes dealing in securities, or tax exempt organisations).

The individual circumstances of each investor may affect the taxation implications of the investment of that investor. Investors should seek appropriate independent professional advice that considers the taxation implications in respect of their own specific circumstances.

The Company disclaims all liability to any investor or other party for all costs, losses, damages and liabilities that the investor or other party may suffer or incur arising from or relating to or in any way connected with the contents of this summary or the provision of this summary to the investor or any other party or the reliance on it by the investor or any other party.

Unless otherwise indicated, these comments are based on the Australian Income Tax law, established interpretations of that law and understanding of the practice of the tax authority in Australia as at the date of this Prospectus. Investors should also be aware that the Australian tax rules are continuing to undergo significant change.

11.12.1 TAXATION OF DIVIDENDS

Dividends are paid to Shareholders from the accounting profits of the Company. Shareholders will receive credits for any Australian corporate tax that has been paid on these profits. These credits are known as "franking credits" and they represent the extent to which a dividend is "franked". It is possible for a dividend to be fully or partly franked or unfranked. Where a dividend is partly franked, the franked portion is treated as fully franked and the remainder as being unfranked. It should be noted that the definition of dividend for Australian Income Tax purposes is broad and can in certain circumstances include capital returns and off-market share buy-backs.

Australian Tax Resident Shareholders – Individuals

Individual Australian tax resident Shareholders will need to include dividends in their assessable income in the income year in which the dividend is paid. In addition, to the extent that the dividends are franked, then the franking credits attaching to the franked dividends must also be included in their assessable income (i.e. the dividend is grossed-up). Shareholders are taxed at their prevailing marginal rate on the dividend and franking credits received.

Individual Shareholders will be entitled to a "tax offset" equal to the amount of franking credits received. Individual Shareholders will need to pay additional tax if the tax payable as a result of receiving the dividend exceeds the franking credits attached to the dividend. Individual Shareholders are entitled to claim a refund for any excess franking credits. To the extent that the dividend is unfranked, there is no gross-up and Shareholders should generally be taxed at their prevailing marginal rate on the dividend received, with no tax offset.

In order for an individual Shareholder to be entitled to claim the tax offset in relation to the franked dividend amount, the recipient of the dividend must be a "qualified person". Broadly, to be a qualified person, Shares must generally be held "at risk" for at least 45 days not counting the dates of acquisition and disposal.

Australian Tax Resident Shareholders – Companies

Dividends payable to Australian tax resident corporate Shareholders will be included in their assessable income in the income year the dividend is paid. To the extent that the dividends are franked, then the franking credits attaching to the franked dividend must also be included in assessable income (i.e. the dividend is grossed-up). The corporate Shareholder may be entitled to a tax offset equal to the amount of franking credits received. This would result in the dividend being free of further company tax to the extent that it is franked. Corporate Shareholders are unable to claim refunds for excess franking offsets. However, where excess franking offsets exist, they may be grossed-up by the corporate tax rate and converted into a carry forward tax loss.

In order for a corporate Shareholder to be entitled to claim the tax offset in relation to the franked dividend amount, the recipient of the dividend must be a "qualified person".

To the extent that the dividend is unfranked, there is no gross-up and corporate Shareholders should generally be taxed at the company tax rate on the dividend received, with no tax offset.

Corporate Shareholders are also generally entitled to a franking credit in their franking accounts equal to the franking credit attaching to the dividend. Corporate Shareholders can then use the credit to make frankable distributions to their shareholders.

Australian Tax Resident Shareholders – Complying Superannuation Funds

In general terms, complying superannuation funds treat the receipt of a dividend in the same way as an individual.

Non-Resident Shareholders – General

Generally, dividends payable to non-resident (for tax purposes) Shareholders may be subject to Australian dividend withholding tax. Australian dividend withholding tax is imposed at 30% unless a Shareholder is a resident of a country with which Australia has concluded a double taxation agreement. In these circumstances, the withholding tax is generally then limited to 15%.

As withholding tax is a final Australian tax, no other Australian tax is payable on the dividend. This withholding tax limitation does not apply to a dividend which is attributable to a permanent establishment in Australia through which the Shareholder carries on business in Australia.

Dividends paid to a non-resident of Australia will not be subject to Australian dividend withholding tax to the extent that the dividends have been "franked". No other Australian tax is payable on a fully franked dividend paid to a non-resident who does not receive dividend income through a permanent establishment in Australia.

Unfranked dividends attributable to certain types of foreign income may also be distributed free of withholding tax.

11.12.2 TAXATION OF FUTURE SHARE DISPOSALS

Australian Tax Resident Shareholders – General

Australian tax resident Shareholders who trade Shares in the ordinary course of their business and/or hold their Shares on revenue account must include any gains made on the disposal of their Shares in their assessable income. To the extent an amount would be included in a Shareholder's assessable income under both the Australian capital gains tax ("CGT") provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the Shareholder would not be subject to double tax on any part of the gain.

Other Shareholders who hold their Shares on capital account, must consider the impact of CGT rules on the disposal of their Shares.

A Shareholder derives a capital gain on the disposal of Shares where the proceeds received on disposal exceed the cost base of those Shares. A Shareholder incurs a capital loss on the disposal of Shares where the proceeds received on disposal are less than the reduced cost base of the Shares.

The cost base and reduced cost base of any Share is generally the amount paid to acquire the Share plus any associated costs incurred (e.g. brokerage fees). Cost base adjustments may be required (and capital gains may arise) should a distribution representing a return of capital or certain other non-assessable amounts be paid and in certain other circumstances.

Where a taxpayer makes a capital gain, they must include the "net capital gain" in their Australian taxable income (in the income year in which the disposal is treated as having occurred for tax purposes). The net capital gain is calculated as the current year capital gain less any current year or prior year unused Australian capital losses that are able to be utilised in the current year. Current or prior year Australian revenue losses may also generally be offset against net capital gains. Capital losses arising on the disposal of Shares can only be offset against capital gains.

Non-resident Shareholders – General

Shareholders who hold Shares on revenue account may need to include profits from the sale of Shares in their assessable income. Applicable double taxation agreements which apply for tax residents of most major countries usually provide relief from Australian taxation. In these circumstances, it is likely that relief from Australian taxation will be available provided the gains are not attributable to a permanent establishment of the non-resident Shareholder in Australia.

Non-resident Shareholders may be subject to CGT upon disposal of their Shares. Australian tax may arise if the sale of Shares is subject to the operation of the CGT regime. Any gain arising upon disposal by a non-resident of the Shares may be subject to CGT if the asset has the "necessary connection" with Australia. The Shares will be taken to have the necessary connection with Australia if at any time during the period of five years preceding the disposal the non-resident investor (together with associates, if any) owns or owned 10% or more of the issued capital of the Company.

Legislation has recently been introduced to Parliament to make changes to the CGT law, whereby non-residents who otherwise hold at least 10% of the Shares on issue will not be subject to CGT unless the shares are connected with an Australian permanent establishment or where the value of the shares is wholly or principally related to Australian real property. This legislation, if passed, will only apply to shares disposed of after the date of royal assent.

CGT Concession

Individual Shareholders may be entitled to a concession on the amount of capital gains assessed. The concession is available to individual Shareholders who hold their Shares for at least 12 months prior to disposal. The concession results in only 50% of any capital gain being assessable. Capital losses must be applied first to reduce capital gains before applying the discount CGT provisions.

Complying superannuation funds are entitled to a similar concession which, where applicable, results in only 67% of any capital gain being assessable.

The concession is not available to corporate Shareholders.

11.12.3 ADDITIONAL TAX CONSIDERATIONS RELEVANT TO THE EMPLOYEE GIFT OFFER

Australian employees of the Emeco Group who receive Shares under the Employee Gift Offer will need to consider the application of special taxation rules dealing with employee share plans.

Broadly, provided employees make a tax election for the income year in which the Shares are acquired and the value of the Shares as calculated for tax purposes does not exceed $1,000, no taxation consequences will arise on the issue of Shares. In this case, the tax consequences on the receipt of dividends and the subsequent disposal of Shares will be as outlined above for ordinary shareholders, except for the fact that the CGT cost base of the Shares will be equal to their tax value at the time of issue.

While the tax value of the Shares is expected to be approximately $1,000, the tax value will not necessarily be equal to the issue price of the Shares. Depending on the circumstances at the time of issue, it is possible that the tax value could exceed $1,000. In this case an employee who makes the tax election referred to above, would need to include the excess over $1,000 in their income tax return for the income year in which the Shares are issued.

Where an employee does not make the tax election, no taxation consequences will arise at the time of issues of the Shares, however the employee will instead be subject to income tax on the full value of the Shares once restrictions on disposal of the Shares are lifted (i.e. a maximum of three years after issue). The value of the Shares at this time will then become the CGT cost base of the Shares.

Employees should obtain advice which takes into account their own personal circumstances, as to whether or not it would be beneficial to make the tax election.

11.12.4 TAX FILE NUMBER AND AUSTRALIAN BUSINESS NUMBER

You are not obliged to quote your tax file number ("TFN"), or where relevant, Australian Business Number ("ABN"), to the Company. However, if a TFN or ABN is not quoted and no exemption is applicable, tax may be required to be deducted by the Company at the highest marginal rate (45% from 1 July 2006) plus Medicare Levy (currently 1.5%) from certain distributions.

11.12.5 STAMP DUTY

No stamp duty will be payable by successful Applicants or bidders on the issue or transfer of Shares to successful Applicants or bidders pursuant to the Offer. In addition, under current stamp duty legislation, no stamp duty would ordinarily be payable on any subsequent transfer of Shares by successful Applicants or bidders.

11.12.6 GOODS AND SERVICES TAX

Under current Australian law, goods and services tax will not be payable in respect of any issue or transfer of Shares.

11.12.7 DISPOSAL, REDEMPTION OR EXCHANGE OF NOTES

The following comments are only relevant to taxpayers who presently hold Notes issued by Emeco Limited.

The summary below is prepared on the basis that the Notes are "traditional securities" as defined by section 26BB of the Income Tax Assessment Act 1936 (Cth).

Disposal or Redemption

Any gain on disposal or Redemption of a Note should be recognised as assessable income. Any loss on sale or Redemption of a Note should be deductible.

The gain or loss should be calculated by reference to the Redemption proceeds or sale price less the consideration paid to acquire the Notes (and any relevant costs associated with the acquisition or disposal).

The disposal or Redemption of the Notes should also be a taxable event under the CGT provisions of the ITAA 1997. However, the amount of any assessable capital gain realised by the Noteholder will be reduced to the extent to which the gain is otherwise included in the Noteholder's assessable income. The amount of any capital loss will also be reduced to the extent to which the loss is otherwise allowable as a deduction. (For completeness, it is noted that capital losses can only be offset against capital gains.)

Exchange

Noteholders have a non-scaleable priority right to Redeem their Notes in exchange for Shares at 97.5% of the Final Price.

There should be no assessable gain or loss on Exchange of the Notes for Shares.

The cost base of the Shares received on Exchange should be equal to the cost base of the Notes applied to acquire the Shares, plus any other non-deductible expenses incurred by the Noteholder in respect of the Exchange.

Any gain on Exchange is deferred until the Shares are sold or otherwise disposed.

Goods and Services Tax

The Redemption and Exchange of Notes are financial supplies and, consequently, no GST will be payable on these events.

11.13 ASIC Relief

ASIC has granted a modification of section 707 of the Corporations Act to permit, without the requirement to lodge a further disclosure document, the resale of Shares issued or transferred to Institutional Investors under the International Offering Circular. The modification is conditional on the listing of Emeco Holdings.

ASIC has approved "in-principle" relief so that the takeovers provisions of the Corporations Act will not apply to a "relevant interest" that Emeco would otherwise acquire in its own Shares by reason of the voluntary escrow arrangements described in Section 11.11.

11.14 ASX Relief

ASX has approved "in-principle" to grant of a waiver of Listing Rule 10.14 in connection with the issue of Options to Mr Freedman and Mr Adair (refer to Section 11.7.3) without Shareholder approval.

Upon application to ASX for admission to the official list, the Company will apply to ASX for a waiver of Listing Rule 10.14 to permit the acquisition of Shares in ordinary trading on ASX under the Employee Incentive Plan without Shareholder approval.

11.15 Ownership Restrictions

The sale and purchase of Shares is regulated by a number of laws that restrict the level of ownership or control by any one person (either alone or in combination with others). This Section 11.15 contains a general description of these laws.

Foreign Acquisitions and Takeovers Act 1975 (Cth)

Generally, the Foreign Acquisitions and Takeovers Act 1975 (Cth) applies to acquisitions of shares and voting power in a company of 15% or more by a single foreign person and its associates ("substantial interest"), or 40% or more by two or more unassociated foreign persons and their associates ("aggregate substantial interest"). Where an acquisition of a substantial interest meets certain criteria, the acquisition may not occur unless notice of it has been given to the Federal Treasurer and the Federal Treasurer has either stated that there is no objection to the proposed acquisition in terms of the Australian Government's "Foreign Investment Policy" or a statutory period has expired without the Federal Treasurer objecting. An acquisition of a substantial interest or an aggregate substantial interest meeting certain criteria may also lead to divestment orders unless a process of notification, and either a statement of non-objection or expiry of a statutory period without objection, has occurred.

Corporations Act

The takeovers provisions in Chapter 6 of the Corporations Act restricts acquisition of shares in listed companies, and unlisted companies with more than 50 members, if the acquirer's (or other party's) voting power would increase to above 20%, or would increase from a starting point that is above 20% and below 90%, unless certain exceptions apply.

The Corporations Act also imposes notification requirements on persons having voting power of 5% or more in the Company.

11.16 Consents

Each of the parties named in the table below has not made any statement in this Prospectus, other than as specified below:

- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and a statement or report included in this Prospectus with the consent of that consenting party; and
- has given and not, before the lodgement of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named:

ROLE	CONSENTING PARTY
Joint Lead Managers	Citigroup Global Markets Australia Pty Limited, Credit Suisse (Australia) Limited and UBS AG, Australia Branch
Co-Lead Managers	ABN AMRO Rothschild and Morgan Stanley Dean Witter Australia Securities Limited
Co-Managers	ABN AMRO Morgans Limited, Bell Potter Securities Limited, Citigroup Wealth Advisors Pty Limited, Commonwealth Securities Limited (CommSec), Grange Securities Limited, Ord Minnet Limited, Patersons Securities Limited and UBS Wealth Management Australia Pty Ltd
Legal adviser	Baker & McKenzie
Share Registry	Link Market Services Limited

The following parties have not made any statement in this Prospectus, other than as specified below:

- AME Mineral Economics Pty Ltd, has given, and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to the inclusion of all statements, charts, tables, graphs and other information referenced as being sourced from "AME" or "AME Mineral Economics Pty Limited" in this Prospectus;
- Parker Bay Company, has given, and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to the inclusion of all statements, charts, tables, graphs and other information referenced as being sourced from "Parker Bay Company" or "Parker Bay" in this Prospectus;
- KPMG Transaction Services (Australia) Pty Limited has given, and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to:
  - being named as Investigating Accountant in the form and context in which it is so named; and
  - the inclusion of its Investigating Accountant's Report on Historical Financial Information and its Investigating Accountant's Report on Directors' Forecasts in Section 9 of this Prospectus in the form and context in which they are so included; and
- KPMG has given, and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named as auditor of Emeco Holdings, Emeco Limited and Emeco International.

Except as stated above, no party has made any statement that is included in this Prospectus or any statement on which a statement made in this Prospectus is based. None of the persons referred to above has caused or authorised the issue of this Prospectus. Accordingly, none of the persons referred to above make any representation regarding, and have any responsibility for, any other statements or material in, or omissions from, this Prospectus. This applies to the maximum extent permitted by law and does not apply to any matter to the extent to which consent is given above.

11.17 Costs of the Offer

If the Offer proceeds, the Company's total estimated costs in connection with the Offer (including advisory, legal, accounting, tax, stamp duty, listing and administrative fees, as well as printing, advertising and other expenses) are currently estimated to be approximately $33.5 million (based on the mid-point of the Indicative Price Range).

The Existing Shareholders have agreed to pay approximately $3.4 million of additional costs associated with the Offer (based on the mid-point of the Indicative Price Range).

11.18 Governing Law

This Prospectus and the contracts that arise from the acceptance of the Applications and bids under this Prospectus are governed by the law applicable in New South Wales and each Applicant and bidder submits to the exclusive jurisdiction of the courts of New South Wales.

11.19 Authorisation of this Prospectus

Each director of the Company and each director of Saleco has authorised the issue of this Prospectus and has consented to the lodgement of this Prospectus with ASIC as required by section 720 of the Corporations Act.

12 Definitions and Glossary


Emeco
777B
36

$ or cents	Australian currency
$ or AUD	Australian dollar
ABARE	Australian Bureau of Agricultural and Resource Economics
ABN	Australian Business Number
Accounting Standards	in relation to an Australian entity, the Australian Accounting Standards and in relation to an entity which is not Australian entity, accounting principles and practices applying by law or otherwise generally accepted in the jurisdiction of incorporation or registration of the entity consistently applied
ACN	Australian Company Number
Actual Earnings Per Share	calculated by dividing the actual audited consolidated net profit after tax of Emeco Holdings for the relevant financial year by: (a) for the year ending 30 June 2007, the number of shares on issue in Emeco Holdings on Listing; and (b) for each subsequent financial year, the number of shares on issue in Emeco Holdings at the end of the relevant financial year
AEST	Australian Eastern Standard Time
AIFRS	Australian equivalents of International Financial Reporting Standards effective for financial years beginning on or after 1 January 2005
AME Mineral Economics	AME Mineral Economics Pty Ltd
Andy's Earthmovers	the business trading as "Andy's Earthmovers" which was acquired by Emeco in January 2006
Applicant	person who lodges a valid Application Form under this Prospectus
Application	application made on the conditions set out in this Prospectus by using an Application Form
Application Form	application form accompanying this Prospectus
Application Monies	monies received from Applicants in respect of their Applications
Archer Capital Funds	trustees of funds managed or advised by Archer Capital Services Pty Limited including Archer Capital Trust 3A, Archer Capital Trust 3B and Merlin Investments BVBA
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Limited
ASTC Settlement Rules	settlement rules of the ASTC, as amended or replaced from time to time
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
ATO	Australian Taxation Office
Audit and Risk Management Committee	audit and risk management committee of the Company
Australian Accounting Standards	accounting principles and practices applying by law or otherwise generally accepted in Australia consistently applied
Australian GAAP or **AGAAP**	generally accepted accounting principles in Australia prior to the adoption of AIFRS
Average Funds Employed	as of any given date, the average of Funds Employed on the last day of each of the last 12 months
bcm	banked cubic metres
Bevan's	the business of Bevan's Telecommunications, Mining & Civil
Bevan's Employees	all employees of Bevan's who transfer their employment to Emeco on or about 3 July 2006 and are either: • full-time employees of Bevan's who are residents of Australia; or • casual or part-time employees of Bevan's who are residents of Australia and were employed by Bevan's on or before 1 July 2005

Board	all or some of the Directors acting as a board
Board Charter	board charter adopted by the Board
Bookbuild	process through which institutional bids in the Institutional Offer are submitted and the Final Price set
Broker	an ASX participating organisation
Broker Firm Applicant	an Applicant under the Broker Firm Offer
Broker Firm Offer	offer of Shares open to Australian resident retail investors who have received a firm allocation from their Broker
Business Day	a day that is not a Saturday, Sunday, bank or public holiday in New South Wales, Australia
C$ or **CAD**	Canadian dollar
CAGR	compound annual growth rate
Chairman	chairman of Directors
CHESS	Clearing House Electronic Sub-register System operated by an associate of ASX
Citigroup	Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832)
CLMs or **Co-Lead Managers**	ABN AMRO Rothschild and Morgan Stanley Dean Witter Australia Securities Limited (ABN 55 078 652 276)
Closing Date	in relation to the Retail Offer, Employee Gift Offer, Priority Offers and Noteholder Exchange Offer, the last day on which Application Forms may be accepted, expected to be 21 July 2006 in relation to the Institutional Offer, the date notified by the Company and Saleco through the Joint Lead Managers, expected to be 26 July 2006
Code of Conduct	code of conduct of the Company
Co-Managers	ABN AMRO Morgans Limited (ABN 49 010 669 726), Bell Potter Securities Limited (ABN 25 006 390 772), Citigroup Wealth Advisors Pty Limited (ABN 19 009 145 555), Commonwealth Securities Limited (CommSec) (ABN 60 067 254 399), Grange Securities Limited (ABN 12 066 797 760), Ord Minnet Limited (ABN 86 002 733 048), Patersons Securities Limited (ABN 69 008 896 311) and UBS Wealth Management Australia Pty Ltd (ABN 50 005 311 937)
Company or **Emeco Holdings**	Emeco Holdings Limited (ABN 89 112 188 815)
Company Secretary	appointed secretary of the Company from time to time
Constitution	constitution of the Company
Continuous Disclosure Policy	continuous disclosure policy of the Company
Corporations Act	Corporations Act 2001 (Cth)
Credit Suisse	Credit Suisse (Australia) Limited (ABN 94 007 016 300)
CY	calendar year
Darr Equipment	Darr Equipment Co (incorporated in the US)
Directors	directors of the Company
Directors' Forecasts	has the meaning given in Section 8
Directors' Pro Forma Forecast	has the meaning given in Section 8
Directors' Statutory Forecast	has the meaning given in Section 8
DRP	dividend reinvestment plan as summarised in Section 11.6
EBIT	earnings before interest and taxes
EBITA	earnings before interest, taxes and amortisation
EBITDA	earnings before interest, taxes, amortisation and depreciation
Eligible Employee Priority Offer	priority offer of Shares to Eligible Employees pursuant to this Prospectus

Eligible Employees	all: • full-time employees of Emeco who are residents of Australia and employed by Emeco on 1 July 2006 • casual or part-time employees of Emeco who are residents of Australia and were employed by Emeco on or before 1 July 2005 and are employees on 1 July 2006 • Bevan's Employees who have not given or received notice of termination of their employment with Emeco on or before the Closing Date for the Priority Offers
Eligible Noteholders	holders of Notes appearing on the Emeco Limited register of Noteholders at 5:00pm (AEST) on the Closing Date of the Retail Offer and who are residents of Australia, Hong Kong or Singapore and who are not US Persons or persons who hold the Notes for, or who act for the account or benefit of, US Persons
Emeco or **Group**	Company and its subsidiaries as of Listing or such other relevant time as the context requires
Emeco Canada	Emeco Canada Limited
Emeco Equipment US	Emeco Equipment (USA) LLC
Emeco International	Emeco International Pty Limited (ABN 51 078 624 281)
Emeco Limited	Emeco Limited (ABN 11 112 227 728)
Emeco Share Offer Hotline	1800 689 300, for use by Australian residents only
Emeco UK	Emeco (UK) Limited (company number 5326839)
Emeco UK Acquisition	acquisition of Emeco UK and its subsidiaries by the Company pursuant to the sale deed poll summarised in Section 11.10
Emeco US	Emeco USA, a Delaware general partnership
Employee Gift Offer or **Gift Offer**	gift offer of shares made pursuant to this Prospectus to Eligible Employees who were employed by Emeco on 26 June 2006 and who have not given or received notice of termination of their employment before the Closing Date for the Retail Offer
Employee Incentive Plan	the employee incentive plan summarised in Section 11.5
Enterprise Value	equals estimated market capitalisation (being estimated number of Shares outstanding at completion of the Offer multiplied by the mid-point of the Indicative Price Range) plus short and long-term debt less cash on hand
Exchange Notice	notice of Exchange issued by Emeco Limited in relation to the Notes pursuant to the Notes Trust Deed
Exchange or **Exchanged**	right of Noteholders to exchange the Principal Amount outstanding in relation to their Notes into Shares at 97.5% of the Final Price and Exchanged means the exercise of this right
Existing Shareholders	the Archer Capital Funds, the Pacific Equity Partners Funds and Management Investors
Existing Shares	Shares held by the Existing Shareholders
Expiry Date	date on which this Prospectus expires, being 25 July 2007
Exposure Period	period of seven days (which may be extended to not more than 14 days) after lodgement of the original prospectus (which this Prospectus replaces) with ASIC on 26 June 2006 during which no Application under this Prospectus will be accepted
F	forecast
Final Price	value at which Shares are issued or transferred under the Offer. The Final Price will only be set after the conclusion of the Bookbuild and may be set above, within or below the Indicative Price Range of $2.10 – 2.50 per Share
Forecast Earnings Per Share	calculated by dividing the pro forma consolidated net profit after tax of Emeco Holdings for the year ending 30 June 2007, as disclosed in this Prospectus, by the number of shares on issue in Emeco Holdings on Listing
Forecast Period	period from 1 July 2005 to 30 June 2007

Funds Employed	net tangible assets plus interest-bearing liabilities grossed up for capitalised borrowing costs
FY	financial year ended/ending 30 June
General Public Offer	offer for Shares open to Australian resident Retail Investors on the terms set out in this Prospectus, but does not include the Broker Firm Offer
Gross Proceeds	gross proceeds of the Offer
Group Company	Emeco Holdings or any of its controlled entities
Growth Capital Expenditure	the amount spent on rental fleet machine additions
GST	has the meaning given in A New Tax System (Goods and Services Tax) Act 1999 (Cth)
HIN	Holder Identification Number
Historical Financial Information	Statutory Historical Financial Information and Pro Forma Historical Financial Information
Historical Period	period from 1 July 2002 to 31 December 2005
HY	half year ended/ending 31 December
Income Tax	any tax which is assessed, levied, imposed or collected on income or capital gains by or on behalf of any governmental agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed in respect of the above
Indicative Price Range	indicative price range for the Final Price under the Offer
Institutional Investor	an investor to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus (or other formality, other than a formality with which the Company is willing to comply), including in Australia persons to whom offers or invitations in respect of securities can be made without the need for a lodged prospectus under section 708 of the Corporations Act
Institutional Offer	offer of Shares open to Australian and certain international institutions on the terms set out in this Prospectus or the International Offering Circular
International Offering Circular	international offering circular under which the Institutional Offer will be made in certain overseas jurisdictions, which consists of this Prospectus and a prospectus wrap
International Purchase Agreement	the agreement between the Joint Lead Managers, the Company and Saleco, amongst others, to be entered into after the Prospectus Date by which the parties agree to facilitate the making and settlement of the offer in jurisdictions outside Australia
Investigating Accountant	KPMG Transaction Services (Australia) Pty Limited (ABN 65 003 891 718)
Investigating Accountant's Report on Directors' Forecasts	report in respect of the Directors' Forecasts prepared by the Investigating Accountant, a copy of which is included in Section 9
Investigating Accountant's Report on Historical Financial Information	report in respect of the Historical Financial Information prepared by the Investigating Accountant, a copy of which is included in Section 9
IPO	initial public offering of Shares
ITAA 1997	Income Tax Assessment Act 1997 (Cth)
JLMs or **Joint Lead Managers**	Citigroup Global Markets Australia Pty Limited (ABN 64 003 114 832), Credit Suisse (Australia) Limited (ABN 94 007 016 300) and UBS AG, Australia Branch (ABN 47 088 129 613)
JV	joint venture
KPMG Transaction Services	KPMG Transaction Services (Australia) Pty Ltd (ABN 65 003 891 718)
LC Facility	letter of credit facility
Listing	official quotation of the Shares on ASX
Listing Rules	listing rules of ASX
low-houred	an expression commonly used in the heavy earthmoving equipment industry denoting the comparatively limited number of actual hours for which a piece of equipment has been used compared to its expected useful life

Maintenance	maintenance business, which forms part of Parts & Maintenance
Maintenance Capital Expenditure	replacement and major overhauls of rental machines and acquisition of non-rental producing assets
Management	senior management team of Emeco
Management Incentive Share Plan	management incentive share plan summarised in Section 11.4
Management Investors	various members of the Management team and/or entities or persons associated with those persons
Market Capitalisation	price per share multiplied by the number of Shares outstanding following completion of the Offer
MBO	management buy-out of Emeco International and Emeco US by the Pacific Equity Partners Funds, the Archer Capital Funds and the Management Investors in January 2005
Net Debt	sum of Emeco's short and long-term interest-bearing debt (including finance leases) less cash on hand
Noteholder	in relation to any Note, a person whose name is registered as a holder of Notes in the Notes Register at 5:00pm (AEST) on 21 July 2006
Noteholder Exchange Offer	offer to exchange the Notes for Shares pursuant to the terms of this Prospectus and in compliance with the terms of the Notes Trust Deed
Noteholder Priority Offer	priority offer of Shares to Eligible Noteholders pursuant to this Prospectus who have exchanged all of their Notes under the Noteholder Exchange Offer
Notes	subordinated secured redeemable exchangeable notes issued by Emeco Limited
Notes Register	register of Noteholders
Notes Trust Deed	subordinated notes trust deed dated 18 March 2005 between Emeco Limited and Perpetual Trustee Company Limited
NPAT	net profit after tax
NPATA	net profit after tax before amortisation
NSW	New South Wales
OEM	original equipment manufacturer
Offer	invitation made by the Company and Saleco pursuant to this Prospectus for prospective investors to apply for the Shares
Offer Management Agreement	document so titled dated 25 June 2006 between the Company, Saleco and the Joint Lead Managers
Offer Period	Opening Date to Closing Date of the Retail Offer, the Priority Offers, the Noteholder Exchange Offer and the Employee Gift Offer, expected to be from 9:00am (AEST) on 4 July 2006 to 5:00pm (AEST) on 21 July 2006
Opening Date	first day on which Application Forms will be accepted, expected to be 4 July 2006
Option	an option to acquire Shares issued under the Employee Incentive Plan
Pacific Equity Partners Funds	trustees or general partners of funds managed or advised by Pacific Equity Partners Pty Limited including Pacific Equity Partners Fund II LP, Pacific Equity Partners Supplementary Fund II LP, Pacific Equity Partners Fund II (NQP) LP, Pacific Equity Partners Fund II (Australasia) Unit Trust, Pacific Equity Partners Supplementary Fund II (Australasia) Unit Trust, PEP Investment Pty Limited and PEP Co-Investment Pty Limited
Parts	parts business, which forms part of Parts & Maintenance
Parts & Maintenance	parts & maintenance division of Emeco's business
PT Prima Traktor IndoNusa	wholly-owned Indonesian subsidiary of Emeco UK

Principal Amount	the principal amount of each Noteholder's Notes issued pursuant to the Notes Trust Deed (each Note having a face value of $100)
Priority Offers	Eligible Employee Priority Offer and Noteholder Priority Offer
Privacy Act	*Privacy Act 1988* (Cth)
Pro Forma Historical Financial Information	has the meaning given in Section 7
Promoters	the Archer Capital Funds and the Pacific Equity Partners Funds
Prospectus	this prospectus relating to the Offer lodged with ASIC on the Prospectus Date
Prospectus Date	3 July 2006, being the date on which a copy of this Prospectus was lodged with ASIC
QIB or **Qualified Institutional Buyer**	a qualified institutional buyer as defined in Rule 144A
Redemption	redemption of the Notes by Emeco Limited pursuant to the Notes Trust Deed and **Redeemed** has the corresponding meaning
Redemption Notice	notice of Redemption issued by Emeco Limited pursuant to the Notes Trust Deed
Refinancing Agreement	agreement dated 2 November 2005 by which the Promoters and certain Management Investors agreed to provide the Company with additional equity financing
Regulation S	Regulation S under the US Securities Act
Regulation S-X	Regulation S-X under the US Securities Act
Remuneration and Nomination Committee	remuneration and nomination committee of the Company
Rental	rental division of Emeco's business
Retail Investors	investors under the Retail Offer
Retail Offer	offer of Shares open to Australian resident retail investors on the terms set out in this Prospectus, which comprises the General Public Offer and the Broker Firm Offer
Retail Offer Applicant	Applicant under the Retail Offer
River Valley or RVS	River Valley Equipment Sales Limited (Canada)
ROFE or **Return on Funds Employed**	as of any given date, the sum of EBITDA or EBITA, as the case may be, for each of the last 12 months, divided by Average Funds Employed for the same period
Rule 144A	Rule 144A under the US Securities Act
Saleco	Emeco Australia Pty Limited (ACN 119 854 447), a special purpose vehicle established to acquire approximately 235.1 million Shares from Existing Shareholders to be on-sold under the Offer
Sales	sales division of Emeco's business
SEC	US Securities and Exchange Commission
Senior Facility	senior subscription agreement between, among others, BOS International (Australia) Limited, Emeco Limited, Emeco Equipment US and Emeco Canada amended and restated on 23 June 2006, and the LC Facility
Settlement	has the meaning given in Section 3.21
SFA	Securities and Futures Act, Chapter 289 of Singapore
Share Registry	Link Market Services Limited (ABN 54 083 214 537), the share registry of the Company
Share Trading Policy	share trading policy of the Company
Shareholder	holder of shares in the capital of the Company from time to time
Shares	fully paid ordinary shares in the Company
SRN	Shareholder Reference Number

Statutory Historical Financial Information	the historical financial information described as such in Section 7
Subscription Facility	a multi-currency revolving bank facility
Syndicate Member	JLMs and CLMs
TFN	tax file number
UBS	UBS AG, Australia Branch (ABN 47 088 129 613)
US GAAP	generally accepted accounting principles in the US
US Highways Act	SAFETEA-LU Act: Safe, Accountable, Flexible and Efficient Transportation Equity Act – A Legacy for Users
US Person	has the meaning given in Regulation S
US Securities Act	United States Securities Act of 1933, as amended
US$ or **USD**	US dollar
US, **USA** or **United States**	United States of America
Utilisation	number of machines "on rent" (i.e. on a client's site and generating earnings) as a proportion of total available machines in a given period
WA	Western Australia
YTD	year to date

Appendix A – Additional Information on the Historical Financial Information



CAT 785B
CATERPILLAR
785B

1. Management Discussion and Analysis of Historical Income Statements

1.1 SIX MONTHS ENDED 31 DECEMBER 2005 COMPARED TO PRO FORMA SIX MONTHS ENDED 31 DECEMBER 2004

1.1.1 Revenue

Revenue increased by 25.6% to $173.5 million in the six months ended 31 December 2005 as compared to the previous corresponding period. Revenue growth was primarily driven by 102 net additional rental machines acquired in Australia and Indonesia, the acquisition of River Valley in August 2005, and increases in average sale prices in the US and Australia.

Rental

Rental revenue increased by 46.0% to $97.7 million in the six months ended 31 December 2005 as compared to the previous corresponding period. Rental revenue growth was primarily driven by 102 net additional rental machines acquired in Australia and Indonesia in response to continued strong demand from the mining sectors in those countries. Rental revenue also benefited from the acquisition of River Valley in August 2005, which added a further 114 rental machines at acquisition and 19 net additional rental machines subsequently in Canada.

Sales

Sales revenue increased by 5.4% to $60.3 million in the six months ended 31 December 2005 as compared to the previous corresponding period. Sales revenue growth was primarily driven by increases in average sale prices in the US and Australia.

Parts & Maintenance

Parts & Maintenance revenue increased by 10.8% to $15.5 million in the six months ended 31 December 2005 as compared to the previous corresponding period. Parts & Maintenance revenue growth was primarily driven by growth in the number of third party machines being serviced in Australia. Parts & Maintenance does not record revenue for inter-segment services.

1.1.2 EBITDA

EBITDA increased by 31.9% to $62.5 million, and EBITDA margin increased by 1.7 percentage points to 36.0%, in the six months ended 31 December 2005 as compared to the previous corresponding period. Overall EBITDA margins increased primarily as a result of greater contribution to total revenue from Rental, partly offset by increased corporate overheads arising from compliance and reporting costs associated with being a listed company due to the Notes.

Rental

Rental EBITDA increased by 40.8% to $57.9 million, and Rental EBITDA margin decreased by 2.2 percentage points to 59.2%, in the six months ended 31 December 2005 as compared to the previous corresponding period. The contraction in Rental EBITDA margin was primarily due to increased corporate overheads, which partly offset lower repairs and maintenance costs as a proportion of revenue following the addition of a number of new and low-houred machines.

Sales

Sales EBITDA decreased by 31.4% to $3.3 million, and Sales EBITDA margin decreased by 2.9 percentage points to 5.5%, in the six months ended 31 December 2005 as compared to the previous corresponding period. The contraction in Sales EBITDA margin was primarily due to increased corporate overheads and increased machine sales and associated revenue contribution from the US, which operated on a higher fixed cost base as a proportion of revenue.

Parts & Maintenance

Parts & Maintenance EBITDA decreased by 11.3% to $1.3 million, and Parts & Maintenance EBITDA margin decreased by 2.2 percentage points to 8.6%, in the six months ended 31 December 2005 as compared to the previous corresponding period. The contraction in Parts & Maintenance EBITDA margin was primarily due to increased corporate overheads and a greater focus in Maintenance on internal customers as the rental fleet expanded. Parts & Maintenance does not record revenue for inter-segment services.

1.1.3 Depreciation and Amortisation

Depreciation increased by 24.0% to $22.7 million in the six months ended 31 December 2005 as compared to the previous corresponding period. The increase in depreciation was primarily due to a shift in the mix of the Australian fleet, with a significant number of larger sized growth and replacement machines which are typically operated for longer hours on mine sites.

Amortisation increased through a step change to $5.8 million in the six months ended 31 December 2005 as compared to the previous corresponding period. The increase in amortisation was the result of contract intangibles created upon the MBO in January 2005.

1.2 PRO FORMA YEAR ENDED 30 JUNE 2005 COMPARED TO PRO FORMA YEAR ENDED 30 JUNE 2004

1.2.1 Revenue

Revenue increased by 16.1% to $291.8 million in the year ended 30 June 2005 as compared to the previous corresponding period. Revenue growth was primarily driven by 63 net additional rental machines acquired in Australia and Indonesia, the full year contribution of major customer contracts, and 30 additional machine sales in Australia and the US.

Rental

Rental revenue increased by 29.4% to $146.2 million in the year ended 30 June 2005 as compared to the previous corresponding period. Rental revenue growth was primarily driven by 63 net additional rental machines acquired in Australia and Indonesia in response to continued strong demand from the mining sectors in those countries. Rental revenue also benefited from the full year contribution of major customer contracts which commenced in the previous corresponding period.

Sales

Sales revenue increased by 6.9% to $117.4 million in the year ended 30 June 2005 as compared to the previous corresponding period. Sales revenue growth was primarily driven by the sale of an additional 30 machines in response to strong demand from the Australian and US mining and civil sectors.

Parts & Maintenance

Parts & Maintenance revenue decreased by 1.0% to $28.2 million in the year ended 30 June 2005 as compared to the previous corresponding period. The Parts & Maintenance revenue decline was due to a lower number of whole machines sold for parts compared to the previous corresponding period.

1.2.2 EBITDA

EBITDA increased by 31.5% to $96.4 million, and EBITDA margin increased by 3.8 percentage points to 33.0%, in the year ended 30 June 2005 as compared to the previous corresponding period. Overall, EBITDA margins increased primarily as a result of greater contribution to total revenue from Rental.

Rental

Rental EBITDA increased by 35.8% to $84.5 million, and Rental EBITDA margin increased by 2.7 percentage points to 57.8%, in the year ended 30 June 2005 as compared to the previous corresponding period. The expansion in Rental EBITDA was primarily due to a continued shift in focus to seven-day a week mining activities in Australia, leading to increased invoiced hours and hence increased revenues.

Sales

Sales EBITDA increased by 2.7% to $8.6 million, and Sales EBITDA margin decreased by 0.4 percentage points to 7.3%, in the year ended 30 June 2005 as compared to the previous corresponding period. The contraction in Sales EBITDA margin was primarily due to increased machine sales and associated revenue contribution from the US, which operated on a higher fixed cost base as a proportion of revenue.

Parts & Maintenance

Parts & Maintenance EBITDA increased by 22.5% to $3.3 million, and Parts & Maintenance EBITDA margin increased by 2.2 percentage points to 11.7%, in the year ended 30 June 2005 as compared to the previous corresponding period. The expansion in Parts & Maintenance EBITDA margin was primarily due to improved procurement of parts stock.

1.2.3 Depreciation and Amortisation

Depreciation increased by 2.9% to $33.4 million in the year ended 30 June 2005 as compared to the previous corresponding period. The increase in depreciation was primarily due to an increase in the number of machine hours worked, partly offset by a change in the depreciation methodology (as set out in Section 7.13.1).

Amortisation increased through a step change to $9.4 million in the year ended 30 June 2005 as compared to the previous corresponding period. The increase in amortisation was the result of contract intangibles created upon the MBO in January 2005.

1.3 PRO FORMA YEAR ENDED 30 JUNE 2004 COMPARED TO PRO FORMA YEAR ENDED 30 JUNE 2003

1.3.1 Revenue

Revenue increased by 32.3% to $251.3 million in year ended 30 June 2004 as compared to the previous corresponding period. Revenue growth was primarily driven by 62 net additional rental machines acquired in Australia and Indonesia, higher machine Utilisation, several large new contracts in Australia and Indonesia, the sale of 87 additional machines in Australia, and the establishment of US Sales in December 2003.

Rental

Rental revenue increased by 25.2% to $113.0 million in the year ended 30 June 2004 as compared to the previous corresponding period. Rental revenue growth was primarily driven by 62 net additional rental machines acquired in Australia and Indonesia in response to strong demand from the mining sectors in those countries, together with higher machine Utilisation and several large new contracts in Australia and Indonesia.

Sales

Sales revenue increased by 40.6% to $109.8 million in the year ended 30 June 2004 as compared to the previous corresponding period. Sales revenue growth was primarily driven by the sale of 87 additional machines in response to strong demand from the Australian mining and civil construction sectors, and the establishment of US Sales in December 2003.

Parts & Maintenance

Parts & Maintenance revenue increased by 31.9% to $28.5 million in the year ended 30 June 2004 as compared to the previous corresponding period. Parts & Maintenance revenue growth was primarily driven by an increased focus on Parts through a significant investment in inventory, combined with the first full year contribution from Maintenance.

1.3.2 EBITDA

EBITDA increased by 20.8% to $73.3 million, and EBITDA margin decreased by 2.8 percentage points to 29.2%, in the year ended 30 June 2004 as compared to the previous corresponding period. Overall EBITDA margins decreased primarily as a result of a greater proportion of total revenue being derived from Sales and Parts & Maintenance, which yield lower EBITDA margins than Rental.

Rental

Rental EBITDA increased by 21.4% to $62.2 million, and Rental EBITDA margin decreased by 1.7 percentage points to 55.1%, in the year ended 30 June 2004 as compared to the previous corresponding period. The contraction in Rental EBITDA margin was primarily due to an increase in costs associated with the establishment of a new facility in Rutherford and increased corporate overheads, which offset a shift in focus to seven day a week mining activities in Australia.

Sales

Sales EBITDA increased by 13.9% to $8.4 million, and Sales EBITDA margin decreased by 1.7 percentage points to 7.7%, in the year ended 30 June 2004 as compared to the previous corresponding period. The contraction in Sales EBITDA margin was primarily due to establishment costs of US Sales, and the appreciation of the Australian dollar against the US dollar which reduced margins on machines bought in earlier periods with US dollars and sold in Australia.

Parts & Maintenance

Parts & Maintenance EBITDA increased by 30.9% to $2.7 million, and Parts & Maintenance EBITDA margin remained stable at 9.5%, in the year ended 30 June 2004 as compared to the previous corresponding period. The stable Parts & Maintenance EBITDA margin was due to growth in Parts, which was offset by the first year of operation of Maintenance, that has a lower margin than Parts.

1.3.3 Depreciation and Amortisation

Depreciation increased by 23.1% to $32.5 million in the year ended 30 June 2004 as compared to the previous corresponding period. The increase in depreciation was primarily the result of the increased size of the rental fleet.

Amortisation increased through a step change to $1.3 million in the year ended 30 June 2004 as compared to the previous corresponding period. The increase in amortisation was the result of intangibles created through the acquisitions of the Emeco Parts Joint Venture and the Emeco Sales Joint Venture in June 2003.

2. Management Discussion and Analysis of Historical Financing Arrangements

Emeco's financing arrangements include financing facilities (comprising the Senior Facility and working capital facilities), finance leases and the Notes. As set out in Section 3.14, the Notes will be Exchanged or Redeemed at or around the completion of the Offer.

The $514.7 million Senior Facility comprises the Subscription Facility, working capital facilities and the LC Facility. The Senior Facility is provided by a banking syndicate which holds fixed and floating charges over the assets and undertakings of various companies in the Group. The Senior Facility allows funds to be drawn in Australian dollars, US dollars, Canadian dollars and Euros. Emeco recently renegotiated the Senior Facility, which takes effect from the completion of the Offer subject to certain conditions set forth in Section 11.9.2.

Emeco's $25.0 million working capital facilities comprise multi-option facility arrangements with Westpac Banking Corporation ($15.0 million), and working capital facilities entered into by Emeco Equipment US and Emeco Canada with Royal Bank of Canada ($5.0 million each). The LC Facility supports the obligations of Emeco to Westpac Banking Corporation.

Emeco's financing facilities contain certain financial and other covenants, terms and conditions which Emeco must comply with in order to maintain availability under the facilities. Further details regarding these covenants, terms and conditions are set out in Section 11.9.2.

In addition to the Senior Facility and the working capital facilities, Emeco has US$14.7 million of US dollar denominated finance leases, which are primarily for the purchase of Rental machines in Indonesia. Emeco intends to maintain these finance leases following completion of the Offer.

The Notes were issued in April 2005, raising $125.0 million. The Notes will be fully Exchanged for Shares or Redeemed for cash at or around the completion of the Offer. Further details concerning the Exchange and Redemption of the Notes are set out in Section 3.14.

Emeco expects the available head-room for its financing arrangements (including finance leases) immediately following the completion of the Offer to be $285.0 million.

3. Reconciliations of the Historical Financial Information to the Relevant Sources

3.1 PRO FORMA HISTORICAL INCOME STATEMENT ADJUSTMENTS AND PRO FORMA HISTORICAL CASH FLOW STATEMENT ADJUSTMENTS

This Section provides reconciliations of the pro forma historical income statements before interest and tax and the pro forma historical cash flow statements before financing and tax to the relevant sources as set out in Section 7.3.1.1.

3.1.1 Reconciliation Tables

Summary Income Statement Before Interest and Tax

Year Ended 30 June 2003

$m (unless otherwise stated)

		PRO FORMA ADJUSTMENTS				
	EMECO HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS	EMECO INTERNATIONAL[1] AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US AGAAP	EMECO PARTS JV AGAAP	PRO FORMA AGAAP
Revenue	**–**	**–**	**179.4**	**–**	**10.5**	**189.9**
Operating costs	–	–	(120.1)	–	(9.1)	(129.2)
EBITDA	**–**	**–**	**59.3**	**–**	**1.4**	**60.7**
Depreciation	–	–	(26.3)	–	(0.1)	(26.4)
EBITA	**–**	**–**	**33.0**	**–**	**1.3**	**34.3**
Amortisation	–	–	(0.7)	–	0.0	(0.7)
EBIT	**–**	**–**	**32.3**	**–**	**1.3**	**33.6**
Interest	–	–	(3.3)	–	–	
Tax	–	–	(9.2)	–	–	
NPAT	–	–	19.8	–	–	

1 Audited statutory Australian GAAP special purpose financial statements of Emeco International and its controlled entities for the year ended 30 June 2003.

Summary Cash Flow Statement Before Financing and Tax

Year Ended 30 June 2003

$m (unless otherwise stated)

		PRO FORMA ADJUSTMENTS				
	EMECO HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS	EMECO INTERNATIONAL[2] AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US AGAAP	EMECO PARTS JV AGAAP	PRO FORMA AGAAP
EBIT	**–**	**–**	**32.3**	**–**	**1.3**	**33.6**
Depreciation and amortisation	–	–	27.0	–	0.1	27.1
EBITDA	**–**	**–**	**59.3**	**–**	**1.4**	**60.7**
Non-cash and working capital movements	–	–	(18.6)	–	(0.8)	(19.4)
Cash flows available from operations	**–**	**–**	**40.7**	**–**	**0.6**	**41.3**
Net capital expenditure[1]	–	–	(47.7)	–	(0.2)	(47.9)
Cash flow before financing and tax	**–**	**–**	**(7.0)**	**–**	**0.4**	**(6.6)**

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities.

2 Audited statutory Australian GAAP special purpose financial statements of Emeco International and its controlled entities for the year ended 30 June 2003.

Summary Income Statement Before Interest and Tax

Year Ended 30 June 2004

$m (unless otherwise stated)

	PRO FORMA ADJUSTMENTS					
	EMECO HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS	EMECO INTERNATIONAL AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US[1] AGAAP	EMECO PARTS JV AGAAP	PRO FORMA AGAAP
Revenue	**–**	**–**	**–**	**251.3**	**–**	**251.3**
Operating costs	–	–	–	(178.0)	–	(178.0)
EBITDA	**–**	**–**	**–**	**73.3**	**–**	**73.3**
Depreciation	–	–	–	(32.5)	–	(32.5)
EBITA	**–**	**–**	**–**	**40.8**	**–**	**40.8**
Amortisation	–	–	–	(1.3)	–	(1.3)
EBIT	**–**	**–**	**–**	**39.5**	**–**	**39.5**
Interest	–	–	–	(5.5)	–	
Tax	–	–	–	(10.8)	–	
NPAT	–	–	–	23.2	–	

1 Audited Australian GAAP special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the year ended 30 June 2004.

Summary Cash Flow Statement Before Financing and Tax

Year Ended 30 June 2004

$m (unless otherwise stated)

	PRO FORMA ADJUSTMENTS					
	EMECO HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS	EMECO INTERNATIONAL AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US[2] AGAAP	EMECO PARTS JV AGAAP	PRO FORMA AGAAP
EBIT	**–**	**–**	**–**	**39.5**	**–**	**39.5**
Depreciation and amortisation	–	–	–	33.8	–	33.8
EBITDA	**–**	**–**	**–**	**73.3**	**–**	**73.3**
Non-cash and working capital movements	–	–	–	(21.2)	–	(21.2)
Cash flows available from operations	**–**	**–**	**–**	**52.1**	**–**	**52.1**
Net capital expenditure[1]	–	–	–	(60.0)	–	(60.0)
Cash flow before financing and tax	**–**	**–**	**–**	**(7.9)**	**–**	**(7.9)**

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities.

2 Audited Australian GAAP special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the year ended 30 June 2004.

Summary Income Statement Before Interest and Tax

Year Ended 30 June 2005

$m (unless otherwise stated)

	PRO FORMA ADJUSTMENTS					
	EMECO[1] HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS	EMECO INTERNATIONAL[2] AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US[3] AIFRS	EMECO PARTS JV AGAAP	PRO FORMA AIFRS
Revenue	**154.8**	**(1.1)**	**–**	**138.1**	**–**	**291.8**
Operating costs	(105.8)	1.1	–	(90.7)	–	(195.4)
EBITDA	**49.0**	**0.0**	**–**	**47.4**	**–**	**96.4**
Depreciation	(15.1)	0.0	–	(18.3)	–	(33.4)
EBITA	**33.9**	**0.0**	**–**	**29.1**	**–**	**63.0**
Amortisation	(14.2)	4.9	–	(0.1)	–	(9.4)
EBIT	**19.7**	**4.9**	**–**	**29.0**	**–**	**53.6**
Interest	(16.9)	0.0	–	(5.3)	–	
Tax	(5.4)	0.0	–	(7.1)	–	
NPAT	(2.6)	4.9	–	16.6	–	

1 Audited statutory Australian GAAP general purpose financial statements of Emeco Holdings and its controlled entities (including Emeco UK and its controlled entities) for the period from the date of incorporation on 14 December 2004 to 30 June 2005.

2 Emeco Holdings reported in AGAAP for the year ended 30 June 2005. The AIFRS adjustments (as set out in Appendix A, Section 3.1.2) are required for the AIFRS presentation of the Pro Forma Historical Financial Information for the year ended 30 June 2005.

3 Unaudited AIFRS special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the six months ended 31 December 2004.

Summary Cash Flow Statement Before Financing and Tax

Year Ended 30 June 2005

$m (unless otherwise stated)

	PRO FORMA ADJUSTMENTS					
	EMECO[2] HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS[3]	EMECO INTERNATIONAL AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US[4] AIFRS	EMECO PARTS JV AGAAP	PRO FORMA AIFRS
EBIT	**19.7**	**4.9**	**–**	**29.0**	**–**	**53.6**
Depreciation and amortisation	29.3	(4.9)	–	18.4	–	42.8
EBITDA	**49.0**	**0.0**	**–**	**47.4**	**–**	**96.4**
Non-cash and working capital movements	4.9	0.0	–	(9.4)	–	(4.5)
Cash flows available from operations	**53.9**	**0.0**	**–**	**38.0**	**–**	**91.9**
Net capital expenditure[1]	(42.8)	0.0	–	(25.4)	–	(68.2)
Cash flow before financing and tax	**11.1**	**0.0**	**–**	**12.6**	**–**	**23.7**

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities.

2 Audited statutory Australian GAAP general purpose financial statements of Emeco Holdings and its controlled entities (including Emeco UK and its controlled entities) for the period from the date of incorporation on 14 December 2004 to 30 June 2005.

3 Emeco Holdings reported in AGAAP for the year ended 30 June 2005. The AIFRS adjustments (as set out in Appendix A, Section 3.1.2) are required for the AIFRS presentation of the Pro Forma Historical Financial Information for the year ended 30 June 2005.

4 Unaudited AIFRS special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the six months ended 31 December 2004.

Summary Income Statement Before Interest and Tax

Six Months Ended 31 December 2004

$m (unless otherwise stated)

	PRO FORMA ADJUSTMENTS					
	EMECO HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS	EMECO INTERNATIONAL AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US[1] AIFRS	EMECO PARTS JV AGAAP	PRO FORMA AIFRS
Revenue	–	–	–	**138.1**	–	**138.1**
Operating costs	–	–	–	(90.7)	–	(90.7)
EBITDA	–	–	–	**47.4**	–	**47.4**
Depreciation	–	–	–	(18.3)	–	(18.3)
EBITA	–	–	–	**29.1**	–	**29.1**
Amortisation	–	–	–	(0.1)	–	(0.1)
EBIT	–	–	–	**29.0**	–	**29.0**
Interest	–	–	–	(5.3)	–	
Tax	–	–	–	(7.1)	–	
NPAT	–	–	–	16.6	–	

1 Unaudited AIFRS special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the six months ended 31 December 2004.

Summary Cash Flow Statement Before Financing and Tax

Six Months Ended 31 December 2004

$m (unless otherwise stated)

	PRO FORMA ADJUSTMENTS					
	EMECO HOLDINGS AGAAP	EMECO HOLDINGS AIFRS ADJUSTMENTS	EMECO INTERNATIONAL AGAAP	COMBINED EMECO INTERNATIONAL AND EMECO US[2] AIFRS	EMECO PARTS JV AGAAP	PRO FORMA AIFRS
EBIT	–	–	–	**29.0**	–	**29.0**
Depreciation and amortisation	–	–	–	18.4	–	18.4
EBITDA	–	–	–	**47.4**	–	**47.4**
Non-cash and working capital movements	–	–	–	(9.4)	–	(9.4)
Cash flows available from operations	–	–	–	**38.0**	–	**38.0**
Net capital expenditure[1]	–	–	–	(25.4)	–	(25.4)
Cash flow before financing and tax	–	–	–	**12.6**	–	**12.6**

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities.
2 Unaudited AIFRS special purpose financial statements combining Emeco International and its controlled entities and Emeco US for the six months ended 31 December 2004.

3.1.2 Description of Pro Forma Adjustments Emeco Holdings AIFRS Adjustments

During the year ended 30 June 2005, Emeco reported its results in accordance with Australian GAAP. However, for the purposes of this Prospectus, the Pro Forma Historical Financial Information for the year ended 30 June 2005 has been presented in accordance with AIFRS. The required AIFRS adjustments are described below:

- under Australian GAAP, the gross amount of non-current assets sold was included in the income statement as revenue and the carrying amount of non-current assets sold was included in the cost of sale of non-current assets. Under AIFRS, the net amount of non-current assets sold is included in the income statement as net profit/loss from non-current assets sold. The impact on the earnings for the period ended 30 June 2005 was a decrease in both revenue and operating expenses of $1.1 million, resulting in no net impact on earnings; and
- under Australian GAAP, the carrying amount of goodwill was amortised on a straight-line basis over 20 years. Under AIFRS, the carrying amount of goodwill is not subject to amortisation, but is tested for impairment annually. The impact on the earnings and cash flows for the period ended 30 June 2005 was a decrease in amortisation expense of $4.9 million, resulting in a corresponding increase in EBIT of $4.9 million. There was no impairment of goodwill for the year ended 30 June 2005.

Emeco International Adjustment

Emeco International existed prior to the Historical Period and was the entity that conducted Emeco's Australian and Indonesian operations. Pursuant to the MBO, Emeco Holdings acquired Emeco International and its controlled entities, with effect for accounting purposes from 1 January 2005.

A pro forma adjustment has been made for the year ended 30 June 2003 to show the inclusion of Emeco International (and its controlled entities) as though those entities were owned by Emeco Holdings during that period.

Combined Emeco International and Emeco US Adjustment

Pursuant to the MBO, Emeco Holdings acquired Emeco International and its controlled entities, with effect for accounting purposes from 1 January 2005.

Emeco US was a general partnership, formed in December 2003 and controlled by Darr Equipment and Management, that operated the US business. Pursuant to the MBO, Emeco US was acquired by Emeco Holdings, with effect for accounting purposes from 1 January 2005.

Prior to the incorporation of Emeco Holdings, no statutory financial statements combining Emeco International and Emeco US were in existence. However, special purpose financial statements combining Emeco International (and its controlled entities) and Emeco US (from its date of formation in December 2003) were prepared for the year ended 30 June 2004 and the six months ended 31 December 2004.

A pro forma adjustment has been made for the years ended 30 June 2004 and 30 June 2005, and for the six months ended 31 December 2004, to show the inclusion of Emeco International (and its controlled entities) and Emeco US (from its date of formation in December 2003) on a combined basis from 1 July 2002 to 1 January 2005, as though those entities were owned by Emeco Holdings during that period.

Emeco Parts Joint Venture Adjustment

The Emeco Parts Joint Venture was a joint venture, 50% owned by Emeco, that was proportionately consolidated by Emeco prior to 30 June 2003.

A pro forma adjustment has been made for the year ended 30 June 2003 to show the inclusion of the remaining 50% interest not owned by Emeco for the year ended 30 June 2003, prior to the acquisition of that interest by Emeco with effect for accounting purposes on 30 June 2003, as though that interest was owned by Emeco Holdings during that period.

3.2 STATUTORY HISTORICAL BALANCE SHEET AND PRO FORMA HISTORICAL BALANCE SHEET ADJUSTMENTS

This Section provides reconciliations of the pro forma historical balance sheet (set out in Section 7.4.6) to the statutory historical balance sheet.

3.2.1 Reconciliation Table

$m (unless otherwise stated)

	STATUTORY 31 DEC 2005	PRE-OFFER TRANSACTIONS	OFFER RELATED TRANSACTIONS	PRO FORMA 31 DEC 2005
Current assets				
Cash assets	5.4	–	5.1	10.5
Receivables	57.3	–	–	57.3
Inventories	109.9	0.7	–	110.6
Current tax receivable	3.3	–	7.0	10.3
Total current assets	**175.9**	**0.7**	**12.1**	**188.7**
Non-current assets				
Receivables	3.8	–	–	3.8
Intangibles	212.6	7.1	–	219.7
Investments (equity method)	0.1	–	–	0.1
Property, plant and equipment	313.9	193.9	–	507.8
Deferred tax assets	5.1	–	9.8	14.9
Total non-current assets	**535.5**	**201.0**	**9.8**	**746.3**
Total assets	**711.4**	**201.7**	**21.9**	**935.0**
Current liabilities				
Payables	33.4	–	–	33.4
Interest-bearing liabilities	26.9	–	(19.5)	7.4
Provisions	2.0	–	–	2.0
Total current liabilities	**62.3**	**–**	**(19.5)**	**42.8**
Non-current liabilities				
Interest-bearing liabilities	410.4	196.2	(332.3)	274.3
Deferred tax liabilities	18.2	0.5	–	18.7
Deferred hedge liability	0.9	–	–	0.9
Provisions	0.8	–	–	0.8
Total non-current liabilities	**430.3**	**196.7**	**(332.3)**	**294.7**
Total liabilities	**492.6**	**196.7**	**(351.8)**	**337.5**
Net assets	**218.8**	**5.0**	**373.7**	**597.5**
Equity				
Issued equity	170.3	5.0	532.6	707.9
Reserves	(0.6)	–	(102.2)	(102.8)
Retained profits/(accumulated losses)	10.3	–	(17.9)	(7.6)
Outside equity interest	38.8	–	(38.8)	–
Total equity	**218.8**	**5.0**	**373.7**	**597.5**

3.2.2 Description of Pro Forma Adjustments

Pre-Offer Capital Expenditure Growth

Emeco has increased its fixed assets since 31 December 2005, primarily from procuring additional rental fleet. Capital expenditure from 1 January 2006 to 31 July 2006 is forecast to be $155.7 million. This capital expenditure is reflected as an increase in property, plant and equipment of $155.7 million, with a corresponding increase in debt of $155.7 million. While fixed assets will have been depreciated from 1 January 2006 to 31 July 2006, depreciation expense has not been reflected in the pro forma adjustments because profit after tax generated from 1 January 2006 to 31 July 2006 has not been reflected in the pro forma adjustments either.

Acquisition of Andy's Earthmovers

Andy's Earthmovers was acquired by Emeco in January 2006 for a purchase price of $35.8 million. This acquisition is reflected as an increase in property, plant and equipment of $31.0 million, an increase in inventories of $0.7 million, an increase in intangibles of $4.2 million and an increase in deferred tax liabilities of $0.1 million, with a corresponding increase in debt of $31.8 million and an increase in issued equity of $4.0 million.

Acquisition of Bevan's

The Bevan's acquisition is expected to complete in July 2006 for a purchase price of $9.7 million. This acquisition is reflected as an increase in property, plant and equipment of $7.2 million, an increase in intangibles of $2.9 million and an increase in deferred tax liabilities of $0.4 million, with a corresponding increase in debt of $8.7 million and an increase in issued equity of $1.0 million.

3.2.3 Description of Pro Forma Adjustments Related to the Offer

Emeco UK Acquisition

Emeco Holdings will acquire Emeco UK immediately before completion of the Offer for a purchase price (inclusive of UK stamp duty) of $141.0 million (based on the mid-point of the Indicative Price Range). As at 31 December 2005, the net assets of Emeco UK of $38.8 million were consolidated by Emeco Holdings and were reflected as outside equity interest. The acquisition is reflected as a decrease in outside equity interest of $38.8 million and a decrease in reserves of $102.2 million, with a corresponding decrease in cash of $141.0 million. The negative reserve of $102.2 million represents the excess of purchase consideration over the carrying value of the net assets of Emeco UK in accordance with Emeco's accounting policies.

Notes Exchange and Redemption

The Noteholders have a priority right to Exchange their Notes for Shares pursuant to the Noteholder Exchange Offer on a one-for-one basis at 97.5% of the Final Price. Emeco intends to Redeem, at 106.0% of the Principal Amount, all Notes that are not Exchanged. For the purposes of the pro forma historical balance sheet, it is assumed that 50.0% of the Notes are Exchanged and 50.0% of the Notes are Redeemed for cash at or around the completion of the Offer. The Exchange is reflected as a decrease in non-current interest-bearing liabilities of $62.5 million and a decrease in retained profits of $1.6 million, with a corresponding increase in issued equity of $64.1 million. The brokerage expense incurred by Emeco as a result of the Exchange has been reflected as a decrease in cash of $0.6 million, with a corresponding decrease in issued equity of $0.4 million and an increase in deferred tax assets of $0.2 million. The Redemption is reflected as a decrease in non-current interest-bearing liabilities of $62.5 million and a decrease in retained profits of $2.6 million, with a corresponding decrease in cash of $66.2 million and an increase in current tax receivable of $1.1 million.

Offer Costs

The Company's costs of the Offer are estimated to be $33.5 million (as set out in Section 11.17, of which $32.0 million will be paid out of the Gross Proceeds). The payment of these costs is reflected as a decrease in issued capital of $32.0 million, with a corresponding decrease in cash of $32.0 million. The tax effect of the costs of the Offer is reflected as an increase in deferred tax assets of $9.6 million, with a corresponding increase in issued equity of $9.6 million.

New Borrowing Costs

The renegotiation of the Senior Facility will result in new borrowing costs estimated at $1.0 million, which are reflected as a decrease in non-current interest-bearing liabilities of $1.0 million, with a corresponding decrease in cash of $1.0 million.

Capitalised Borrowing Costs

Emeco's deferred borrowing costs of $18.1 million as at 31 December 2005 in relation to the Senior Facility and Notes will be written off upon renegotiation of the Senior Facility and extinguishment of the Notes respectively, immediately following completion of the Offer. This write-off is reflected as an increase in non-current interest-bearing liabilities of $18.1 million, with a corresponding increase in current tax receivable of $5.4 million and a decrease in retained profits of $12.7 million.

Deferred Subscriptions

A number of Existing Shareholders have outstanding obligations to subscribe for $18.9 million in Shares pursuant to the post-MBO capital raising that occurred in November 2005. Those obligations will be satisfied through subscription pursuant to the Offer. The payment of subscription monies is reflected as an increase in cash of $18.9 million, with a corresponding increase in issued equity of $18.9 million.

Management Performance Shares

There are 10.5 million management performance shares outstanding with an unpaid face value $10.5 million. These management performance shares will be converted into Shares on a one-for-one basis upon completion of the Offer, subject to payment of $11.4 million. Emeco intends to pay a bonus to the holders of management performance shares equal to the difference between the amount of this payment and the unpaid face value. The conversion of the management performance shares to Shares pursuant to the Offer is reflected as an increase in issued equity of $11.4 million, with a corresponding increase in cash of $11.4 million. The payment of the bonus is reflected as a decrease in cash of $1.3 million, with a corresponding decrease in retained profits of $0.9 million and an increase in current tax receivable of $0.4 million.

Primary Issuance

Based on the mid-point of the Indicative Price Range, Emeco will issue approximately 228.3 million Shares totalling $525.1 million which will be used as set out in Section 1.8. Of this amount, $64.1 million of Shares are issued directly to Noteholders pursuant to the Noteholder Exchange Offer described above, whilst remaining $461.0 million will be received in cash. Of the $461.0 million in cash, $141.0 million will be used to pay for the Emeco UK Acquisition and $32.0 million will be used to pay Offer costs. The remaining $288.0 million will be used to reduce Net Debt, which when combined with the $64.1 million of Shares issued through the Notes Exchange Offer, represents the proceeds of the Offer to Emeco of $352.1 million. The net impact of these transactions is reflected as an increase in cash of $217.1 million, a decrease in current interest-bearing liabilities of $19.5 million and a decrease in non-current interest-bearing liabilities of $224.4 million, with a corresponding increase in issued equity of $461.0 million.

Pro Forma Net Debt

Pro forma Net Debt as at 31 December 2005 is $271.2 million which reflects the combined impact of all the pro forma adjustments set out above in Appendix A, Section 3.2. As set out in Section 8.6.4, the Directors expect that Net Debt immediately following completion of the Offer will be approximately $250.0 million. The difference between pro forma Net Debt and Net Debt immediately following completion of the Offer is due to the Directors' assessment of approximate expected cash movements between the date of the pro forma historical balance sheet (31 December 2005) and the completion of the Offer which are not included as pro forma adjustments.

Appendix B – Additional Information on the Directors' Forecasts


Emeco
785B

1. Management Discussion and Analysis of Directors' Pro Forma Forecast Income Statements

1.1 YEAR ENDING 30 JUNE 2006 COMPARED TO YEAR ENDED 30 JUNE 2005

1.1.1 Revenue

Revenue is forecast to increase by 30.6% to $381.0 million in the year ending 30 June 2006 as compared to the previous corresponding period. This increase is driven predominantly by forecast investment in 392 net additional rental machines in the year ending 30 June 2006. Part of this investment in net additional rental machines in the year ending 30 June 2006 results from the acquisition of River Valley in August 2005, which contributed a fleet of 114 rental machines on acquisition, and the acquisition of Andy's Earthmovers in January 2006, which contributed a fleet of 60 rental machines on acquisition.

Rental

Rental revenue is forecast to increase by 47.7% to $215.9 million in the year ending 30 June 2006 as compared to the previous corresponding period.

Australia: Rental revenue growth in Australia is expected to be driven by the acquisition of Andy's Earthmovers in January 2006 and continued investment in fleet numbers following the successful tender of a major civil project in Victoria. Rental revenue in Australia is also expected to benefit from a shift in the mix of the Australian fleet, with a significant number of growth and replacement machines being larger sized machines which attract higher average rental rates and are typically operated for longer hours on mine sites.

Indonesia: Rental revenue growth in Indonesia is expected to be driven by the investment in 55 net additional rental machines acquired in response to continued strong market demand.

Rest of the World: Rental revenue growth in Rest of the World is expected to be driven by Emeco's entry into the Canadian rental market through the acquisition of River Valley in August 2005 and further investment in 81 net additional rental machines to satisfy demand in that market.

Sales

Sales revenue is forecast to increase by 13.5% to $133.3 million in the year ending 30 June 2006 as compared to the previous corresponding period. Sales revenue growth is expected to be driven by continued strong conditions in Australia, continued growth in the US and entry into the Canadian market.

Parts & Maintenance

Parts & Maintenance revenue is forecast to increase by 12.7% to $31.8 million in the year ending 30 June 2006 as compared to the previous corresponding period. Parts & Maintenance revenue growth is expected to be driven by growth in the number of third party machines being serviced in Australia and increased demand for used parts due to current activity levels in the mining industry.

1.1.2 EBITDA

EBITDA is forecast to increase by 46.8% to $141.5 million, and EBITDA margin is forecast to increase by 4.1 percentage points to 37.1%, for the year ending 30 June 2006 as compared to the previous corresponding period. Overall EBITDA margins are forecast to increase as a result of greater contribution to total revenue from Rental.

Rental

Rental EBITDA is forecast to increase by 53.1% to $129.3 million, and Rental EBITDA margin is forecast to increase by 2.1 percentage points to 59.9%, in the year ending 30 June 2006 as compared to the previous corresponding period. The expansion in Rental EBITDA margin is expected to be driven by lower repairs and maintenance costs as a proportion of revenue following the addition of a large number of new and low-houred machines, together with a continued shift in focus to seven-day-a-week mining activities in Australia.

Sales

Sales EBITDA is forecast to increase by 4.7% to $9.0 million, and Sales EBITDA margin is forecast to decrease by 0.5 percentage points to 6.8%, in the year ending 30 June 2006 as compared to the previous corresponding period. The contraction in Sales EBITDA margin is expected to be the result of increased machine sales and associated revenue contribution from the US, which currently operates on a higher fixed cost base as a proportion of revenue.

Parts & Maintenance

Parts & Maintenance EBITDA is forecast to decrease by 4.8% to $3.2 million, and Parts & Maintenance EBITDA margin is forecast to decrease by 1.1 percentage points to 8.1%, in the year ending 30 June 2006 as compared to the previous corresponding period. The contraction in Parts & Maintenance EBITDA margin is expected to be the result of reallocation of infrastructure from Rental to Maintenance in advance of an expected increase in external revenues for Maintenance.

1.1.3 Depreciation and Amortisation

Depreciation is forecast to increase by 58.4% to $52.9 million for the year ending 30 June 2006 as compared to the previous corresponding period. The increase in depreciation is expected to be primarily due to a shift in the mix of the Australian fleet, with a significant number of growth and replacement machines being larger sized machines which are typically operated for longer hours on mine sites.

Amortisation is forecast to increase by 11.7% to $10.5 million for the year ending 30 June 2006 as compared to the previous corresponding period. The increase in amortisation is expected to be the result of contract intangibles created upon the acquisitions of River Valley and Andy's Earthmovers.

1.2 YEAR ENDING 30 JUNE 2007 COMPARED TO YEAR ENDING 30 JUNE 2006

1.2.1 Revenue

Revenue is forecast to increase by 37.7% to $524.5 million in the year ending 30 June 2007 as compared to the previous corresponding period. Revenue growth is expected to be driven primarily by the full year benefit of revenue from Andy's Earthmovers, the acquisition of Bevan's, the forecast investment in 20 net additional rental machines in WA and Queensland and 30 net additional rental machines in Canada, and further sales growth in Canada and the US.

Rental

Rental revenue is forecast to increase by 48.9% to $321.5 million in the year ending 30 June 2007 as compared to the previous corresponding period.

Australia: Rental revenue growth in Australia is expected to be driven by the full year benefit of revenue from Andy's Earthmovers, as well as the acquisition of Bevan's expected to be completed in July 2006. Rental revenue in Australia is also expected to benefit from forecast investment in 20 net additional rental machines acquired in WA and Queensland, as well as the impact of larger and newer replacement machines.

Indonesia: Rental revenue growth in Indonesia is expected to be driven by favourable foreign exchange movements, with no machine additions or disposals forecast during the year.

Rest of the World: Rental revenue growth in other parts of the world is expected to be driven by growth in Canada through forecast investment in 30 net additional rental machines due to strong demand expected from contractors developing infrastructure supporting the oil sands industry in Alberta.

Sales

Sales revenue is forecast to increase by 27.5% to $170.0 million for the year ending 30 June 2007 as compared to the previous corresponding period. Sales revenue growth is expected to be driven by growth in Canada and the US resulting from continued penetration of those markets.

Parts & Maintenance

Parts & Maintenance revenue is forecast to increase by 3.8% to $33.0 million in the year ending 30 June 2007 as compared to the previous corresponding period. The flat performance in Parts & Maintenance revenue is expected to be the result of an increase in Parts revenue, offset by a greater focus in Maintenance on internal customers as the rental fleet continues to expand.

1.2.2 EBITDA

EBITDA is forecast to increase by 46.5% to $207.3 million, and EBITDA margin is forecast to increase by 2.4 percentage points to 39.5%, for the year ending 30 June 2007 as compared to the previous corresponding period. Overall EBITDA margins are forecast to increase as a result of the greater contribution to total revenue from Rental.

Rental

Rental EBITDA is forecast to increase by 49.4% to $193.3 million, and Rental EBITDA margin is forecast to increase by 0.2 percentage points to 60.1%, in the year ending 30 June 2007 as compared to the previous corresponding period. The stable Rental EBITDA margin is expected to result from the net effect of an increase in Rental EBITDA margin due to a shift to larger and newer machines, offset by increased corporate overheads.

Sales

Sales EBITDA is forecast to grow by 13.8% to $10.3 million, and Sales EBITDA margin is forecast to decrease by 0.8 percentage points to 6.0%, in the year ending 30 June 2007 as compared to the previous corresponding period. The contraction in Sales EBITDA margin is expected to be driven by costs associated with the establishment of the European business and the investment in additional sales infrastructure in Canada and the US in advance of an expected increase in revenue.

Parts & Maintenance
Parts & Maintenance EBITDA is forecast to increase by 18.3% to $3.7 million, and Parts & Maintenance EBITDA margin is forecast to increase by 1.4 percentage points to 11.3%, in the year ending 30 June 2007 as compared to the previous corresponding period. The expansion in Parts & Maintenance EBITDA margin is expected to be the result of reallocation of infrastructure from Maintenance to Rental due to a greater focus in Maintenance on internal customers as the rental fleet continues to expand.

1.2.3 Depreciation and Amortisation
Depreciation is forecast to increase by 61.6% to $85.5 million for the year ending 30 June 2007 as compared to the previous corresponding period. The increase in depreciation is expected to be the result of an increase in the number of machine hours worked.

Amortisation is forecast to decrease by $7.1 million to $3.4 million for the year ending 30 June 2007 as compared to the previous corresponding period. The reduction in amortisation is expected to be driven by the rolling off of contract intangibles resulting from prior acquisitions as associated contracts expire.

2. Reconciliations of the Directors' Pro Forma Forecast to the Directors' Statutory Forecast

The Directors' Statutory Forecast comprises the summary statutory forecast income statements and the summary statutory forecast cash flow statements of Emeco for the years ending 30 June 2006 and 30 June 2007, as set out in Sections 8.2.1 and 8.2.2.

The Directors' Statutory Forecast has been prepared and presented on the same basis as it is anticipated that the financial information to be included in Emeco's statutory financial statements in its annual report for the years ending 30 June 2006 and 30 June 2007 will be prepared and presented.

This Section provides reconciliations of the Directors' Pro Forma Forecast to the relevant Directors' Statutory Forecast.

2.1 RECONCILIATION TABLES

2.1.1 Year Ending 30 June 2006
Summary Forecast Income Statements
$m (unless otherwise stated)

	DIRECTORS' STATUTORY FORECAST	INVESTMENT SERVICES FEE ADJUSTMENT	DIRECTORS' PRO FORMA FORECAST
Revenue	**381.0**	**–**	**381.0**
Operating costs	(241.0)	1.5	(239.5)
EBITDA	**140.0**	**1.5**	**141.5**
Depreciation	(52.9)	–	(52.9)
EBITA	**87.1**	**1.5**	**88.6**
Amortisation	(10.5)	–	(10.5)
EBIT	**76.6**	**1.5**	**78.1**
Net interest and borrowing costs	(43.3)		
Tax	(10.7)		
NPAT	**22.6**		

Note: Net interest and borrowing costs and tax not disclosed due to Emeco having previously operated under different corporate structures with different gearing and tax profiles to the corporate structure, gearing and tax profiles immediately following the Offer.

2.1.2 Year Ending 30 June 2007
Summary Forecast Income Statements
$m (unless otherwise stated)

	DIRECTORS' STATUTORY FORECAST	MANAGEMENT BONUS ADJUSTMENT	CAPITALISED BORROWING COSTS ADJUSTMENT	NET INTEREST CHARGE ADJUSTMENT	NOTES INTEREST CHARGE ADJUSTMENT	REDEMPTION PREMIUM ADJUSTMENT	DIRECTORS' PRO FORMA FORECAST
Revenue	**524.5**	–	–	–	–	–	**524.5**
Operating costs	(318.6)	1.3	–	–	–	–	(317.2)
EBITDA	**205.9**	**1.3**	–	–	–	–	**207.3**
Depreciation	(85.5)	–	–	–	–	–	(85.5)
EBITA	**120.4**	**1.3**	–	–	–	–	**121.8**
Amortisation	(3.4)	–	–	–	–	–	(3.4)
EBIT	**117.0**	**1.3**	–	–	–	–	**118.4**
Net interest and borrowing costs	(42.4)	–	17.2	2.2	1.2	5.3	(16.5)
Tax	(23.1)	(0.4)	(5.3)	(0.7)	(0.4)	(1.7)	(31.6)
NPAT	**51.5**	**0.9**	**11.9**	**1.5**	**0.8**	**3.6**	**70.3**

2.1.3 Year Ending 30 June 2006
Summary Forecast Cash Flow Statements
$m (unless otherwise stated)

	DIRECTORS' STATUTORY FORECAST	INVESTMENT SERVICES FEE ADJUSTMENT	DIRECTORS' PRO FORMA FORECAST
EBIT	**76.6**	**1.5**	**78.1**
Depreciation and amortisation	63.4	–	63.4
EBITDA	**140.0**	**1.5**	**141.5**
Non-cash and working capital	(71.4)	–	(71.4)
Cash flows from operations	**68.6**	**1.5**	**70.1**
Net capital expenditure[1]	(254.2)	–	(254.2)
Cash flow before financing and tax	**(184.1)**	**1.5**	**(182.6)**

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities of $47.7 million in the year ending 30 June 2006. Actual non-current assets acquired in purchasing controlled entities, which is considered capital expenditure, is $76.9 million in the year ending 30 June 2006. The difference relates to how the business combinations are recognised in the cash flow statement.

2.1.4 Year Ending 30 June 2007
Summary Forecast Cash Flow Statements
$m (unless otherwise stated)

	DIRECTORS' STATUTORY FORECAST	MANAGEMENT BONUS ADJUSTMENT	DIRECTORS' PRO FORMA FORECAST
EBIT	**117.0**	**1.3**	**118.4**
Depreciation and amortisation	88.9	–	88.9
EBITDA	**205.9**	**1.3**	**207.3**
Non-cash and working capital movements	(37.4)	–	(37.4)
Cash flow from operations	**168.5**	**1.3**	**169.9**
Net capital expenditure[1]	(148.6)	–	(148.6)
Cash flow before financing and tax	**19.9**	**1.3**	**21.2**

1 Net capital expenditure comprises cash purchases of property, plant and equipment (less cash proceeds from disposal of property, plant and equipment) plus payments for controlled entities of $8.7 million in the year ending 30 June 2007. Actual non-current assets acquired in purchasing controlled entities, which is considered capital expenditure, is $9.7 million in the year ending 30 June 2007. The difference relates to how the business combinations are recognised in the cash flow statement.

2.2 DESCRIPTION OF PRO FORMA ADJUSTMENTS

This Section outlines the pro forma adjustments that have been made to the Directors' Statutory Forecast for the years ending 30 June 2006 and 30 June 2007.

2.2.1 Year Ending 30 June 2006

Investment Services Fee

The Directors' Statutory Forecast has been adjusted to add back an investment services fee paid to the Archer Capital Funds and the Pacific Equity Partners Funds under an investment services agreement with Emeco Holdings. Under this agreement, a fee of $0.75 million is payable by Emeco Holdings to each of the Archer Capital Funds and the Pacific Equity Partners Funds for the provision of management services. The fee will not be incurred following the Offer.

2.2.2 Year Ending 30 June 2007

Management Bonus

The Directors' Statutory Forecast includes a bonus paid to senior Management to fund part of the cost of subscribing for management performance shares as set out in Appendix A, Section 3.2.3. This bonus is a one-off cost associated with the Offer.

Capitalised Borrowing Costs

As a result of the renegotiation of the Senior Facility and Redemption of the Notes (as set out in Section 8.6.2), capitalised borrowing costs of $17.2 million associated with the existing financing facilities and the Notes will be written off. This write-off is a one-off charge associated with the Offer.

Net Interest Charge

In order to reflect the capital structure which will apply from completion of the Offer, as if that structure was in place from 1 July 2006, an add-back of a net interest charge of $2.2 million is required. This amount represents the difference between the interest charge on Emeco's pre-Offer financing facilities and the interest charge on Emeco's post-Offer financing facilities from 1 July 2006 to completion of the Offer, as though Emeco's post-Offer financing facilities applied from 1 July 2006.

Notes Interest Charge

In order to reflect the capital structure which will apply from Redemption of the Notes, as if that structure was in place from 1 July 2006, an add-back of an interest charge of $1.2 million is required. This amount represents the interest incurred on the Notes from 1 July 2006 to Redemption of the Notes.

Notes Exchange and Redemption Charge

Based on an assumed Notes Exchange of 50% (as set out in Section 8.3.2.4), a charge of $5.3 million on the elimination of the Notes will be expensed in the year ending 30 June 2007. This expense is a one-off charge associated with the Offer.

Appendix C – Notes to the Historical Financial Information


Emeco
Emeco
(07)4955 4600

1. Significant Accounting Policies

The Statutory Historical and Pro Forma Historical Financial Information for FY2005, HY2004 and HY2005 has been prepared and presented in accordance with the recognition and measurement principles of AIFRS. The Pro Forma Historical Financial Information for FY2003 and FY2004 has been prepared and presented in accordance with the recognition and measurement principles of Australian GAAP.

1.1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN PREPARATION OF AIFRS STATUTORY HISTORICAL AND PRO FORMA HISTORICAL FINANCIAL INFORMATION

The significant policies which have been adopted in the presentation and preparation of the Statutory Historical and Pro Forma Historical Financial Information reported under AIFRS are shown below, with the exception of financial instruments which are accounted for in accordance with the Australian GAAP policy referred to in Section 1.2 of this Appendix.

1.1.1 Exemptions Applied in Adopting AIFRS

AASB 1 First Time Adoption allows first time adopters certain exemptions from the general requirement to apply AIFRS.

Emeco has taken the exemptions set out below:

- comparative information for financial instruments is prepared in accordance with Australian GAAP for FY2003, FY2004 and FY2005. Emeco has adopted AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005; and
- AASB 3 Business Combinations has not been applied to acquisitions of subsidiaries that occurred before 1 July 2004.

1.1.2 Basis of Consolidation

1.1.2.1 Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the statutory historical and pro forma historical financial information from the date that control commences until the date that control ceases.

1.1.2.2 Associates

Associates are those entities over which the consolidated entity has significant influence, but not control, over the financial and operating policies. The statutory historical and pro forma historical financial information includes the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

1.1.2.3 Joint Ventures

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.

Jointly controlled entities

In the statutory historical and pro forma historical financial information, investments in jointly controlled entities are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The consolidated entity's share of the jointly controlled entity's net profit or loss recognised in the statutory historical and pro forma historical financial information, from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

1.1.2.4 Transactions Eliminated on Consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the statutory historical and pro forma historical financial information.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the consolidated entity's interest in the entity with adjustments made to the "Investment in associates" and "Share of associates net profit" accounts.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Gains and losses are recognised as the contributed assets are consumed or sold by the associates and jointly controlled entities or, if not consumed or sold by the associate or jointly controlled entity, when the consolidated entity's interest in such entities is disposed of.

1.1.3 Foreign Currency

1.1.3.1 Foreign Currency Transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at the date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

1.1.3.2 Financial Statements of Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, generally are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transitions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

1.1.4 Derivative Financial Instruments

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the consolidated entity does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the consolidated entity would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

1.1.5 Hedging

1.1.5.1 Cash Flow Hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

1.1.6 Property, Plant and Equipment

1.1.6.1 Owned Assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour, and an appropriate proportion of production overheads. The cost of self-constructed assets and acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

1.1.6.2 Leased Assets

Leased assets in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases.

1.1.6.3 Subsequent Costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

1.1.6.4 Depreciation

Items of property, plant and equipment, excluding freehold land, are depreciated over their estimated useful lives and are charged to the income statement. Estimates of remaining useful lives are made on a regular basis, with annual reassessments for major items.

Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

Depreciation on buildings, leasehold improvements, furniture, fixture and fittings, office equipment, motor vehicles and sundry plant is calculated on a straight-line basis. Depreciation on plant and equipment is calculated on machine hours worked over their estimated useful life. The expected useful lives is as follows:

Leasehold Improvements	15 years
Plant and Equipment	3 – 15 years
Furniture, Fixtures and Fittings	10 years
Office Equipment	3 – 10 years
Motor Vehicles	5 years
Sundry Plant	7 – 10 years

1.1.7 Intangible Assets

1.1.7.1 Goodwill

Business Combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

1.1.7.2 Other Intangible Assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation and impairment losses.

Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Contract intangibles

Contract intangibles represent the consideration paid for the identifiable contract assets acquired as part of a business combination.

Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill is systematically tested for impairment at each annual balance sheet date. Other intangible assets are amortised from the date that they are available for use. The estimated useful lives are as follows:

Contract intangibles	0 – 4 years
Software	0 – 3 years

1.1.8 Trade and Other Receivables

Trade and other receivables are stated at their amortised cost less impairment losses.

1.1.9 Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

1.1.10 Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

1.1.11 Impairment

The carrying amounts of the consolidated entity's assets, other than inventories, employee benefit assets and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset of its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been re-valued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

1.1.11.1 Calculation of Recoverable Amount

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1.1.11.2 Reversals of Impairment Loss

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

1.1.11.3 No Reversal of Impairment Loss in Respect of Goodwill

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1.1.12 Interest-bearing Borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

1.1.13 Employee Benefits

1.1.13.1 Long-term Service Benefits

The consolidated entity's net obligation in respect of long-term service benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

1.1.13.2 Wages, Salaries, Annual Leave and Non-Monetary Benefits

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance and payroll tax.

1.1.13.3 Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

1.1.14 Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

1.1.15 Trade and Other Payables

Trade and other payables are stated at amortised cost.

1.1.16 Revenue

1.1.16.1 Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax ("GST") to the taxation authority.

1.1.16.2 Revenue from Sale of Machines and Parts

Revenue from the sale of machines and parts is recognised (net of returns, discounts and allowances) when the significant risks and rewards of ownership of the goods passes to the customer.

1.1.16.3 Revenue from Rental Income

Revenue from rental services is recognised when invoiced which is based on the number of machine hours worked in a period.

1.1.16.4 Revenue from Interest Income

Interest income is recognised in the income statement as it accrues, using the effective interest method.

1.1.17 Expenses

1.1.17.1 Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

1.1.17.2 Finance Lease Payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

1.1.17.3 Financing Costs

Financing costs comprise interest payable on borrowings calculated using the effective interest method.

1.1.17.4 Income Tax

Income tax in the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting

nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

1.1.17.5 Goods and Services Tax

Revenue, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

1.1.18 Equity Transaction Costs

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction in the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those equity instruments not been issued.

1.2 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES ADOPTED IN PREPARATION OF AUSTRALIAN GAAP HISTORICAL AND PRO FORMA HISTORICAL FINANCIAL INFORMATION

The significant policies which have been adopted in the preparation and presentation of the Pro Forma Historical Financial Information reported under Australian GAAP are shown below:

1.2.1 Principles of Consolidation

1.2.1.1 Subsidiaries

Subsidiaries are included in the Pro Forma Historical Information from the date control commences until the date control ceases.

1.2.1.2 Associates

An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence and where the investment in that entity has not been acquired with a view to disposal in the near future.

Investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the associate's net profit or loss after tax is recognised in the income statement after adjustments from revisions in depreciation of depreciable assets and amortisation of goodwill arising from notional adjustments made as at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on both upstream and downstream transactions between the associate and any entities in the consolidated entity or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

1.2.1.3 Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between subsidiaries are eliminated in full on consolidation.

Unrealised gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence recoverable amount impairment.

1.2.2 Goodwill

Goodwill, representing the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired on acquisition is brought to account at cost and amortised over the period of time during which benefits are expected to arise.

The unamortised balance of goodwill is reviewed at least each reporting date. Where the balance exceeds the value of expected future benefits, the difference is charged to the income statement.

1.2.3 Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Taxation Office ("ATO"). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1.2.4 Foreign Currency Transactions

1.2.4.1 Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account in the income statement in the financial year in which the exchange rates change, with the exception of:

- Hedging specific anticipated transactions or net investments in self-sustaining operations;
- Relating to amounts receivable and payable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In this case, the exchange difference, together with any related income tax expense/revenue, is transferred to the foreign currency translation reserve on consolidation; and
- Relating to acquisition of qualifying assets.

1.2.4.2 Translation of Controlled Foreign Entities

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The income statements are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

1.2.5 Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of GST due to the taxation authority.

Income from dividends or distributions from investments in other entities is recognised when received except for investments in associates.

1.2.5.1 Revenue from Sale of Machines and Parts

Revenue from the sale of machines and parts is recognised (net of returns, discounts and allowances) when control of the goods passes to the customer.

1.2.5.2 Revenue from Rental Income

Revenue from rental services is recognised when invoiced which is based on the number of machine hours worked in a year.

1.2.5.3 Sale of Non-Current Assets

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

1.2.6 Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange differences net of hedged amounts on borrowings (including trade creditors) and lease finance charges.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets.

1.2.7 Taxation

The consolidated entity adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

1.2.8 Acquisition of Assets

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

1.2.8.1 Subsequent Additional Costs

Costs incurred on assets subsequent to initial acquisition, which, significantly extend the useful life of that asset, are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years.

Costs that do not meet the criteria for capitalisation are expensed as incurred.

1.2.9 Recoverable Amount of Non-current Assets Valued on Cost Basis

The carrying amounts of all non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recovering amounts of non-current assets, the relevant cash flows have not been discounted to their present value.

Where a group of assets working together supports the generation of cash flows, recoverable amount is assessed in relation to that group of assets.

Provisions are made for restoration of non-current assets when required, as determined by the Directors.

1.2.10 Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is based on and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location.

Net realisable value is determined on the basis of normal selling patterns. Expenses of marketing and selling are estimated and are deducted to establish net realisable value.

1.2.11 Property, Plant and Equipment

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

1.2.11.1 Revaluations

The Directors value Land and buildings every three years on the basis of existing use.

1.2.11.2 Depreciation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated over their estimated useful lives at the following rates:

ASSET CLASS	DEPRECIATION RATE
Leasehold improvements	7%
Plant and equipment	13.5 – 40%
Furniture, fixtures and fittings	10%
Office equipment	10 – 33%
Motor vehicles	20%
Sundry plant	10 – 13.5%

The straight-line method of depreciation is used. Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

1.2.12 Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received. Trade accounts payable are normally settled within 60 days.

1.2.13 Employee Benefits

1.2.13.1 Wages, Salaries, Annual Leave, Sick Leave and Non-Monetary Benefits

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of the year end represent current obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Non-accumulating non-monetary benefits, such as interest free loans, are expensed based on the net marginal cost to the consolidated entity as the employees take the benefits.

1.2.13.2 Long Service Leave

The provision for employee benefits to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

1.2.13.3 Superannuation Funds

The Company and its subsidiaries contributed to several defined contribution superannuation funds.

Contributions to employee superannuation funds are charged against income as incurred.

1.2.13.4 Profit Sharing and Bonus Plans

A liability is recognised for profit sharing and bonus plans, under plans allowing the consolidated entity to settle in either cash, once the cash election is decided, when there is no realistic alternative, the benefit calculations are formally documented, and determined before signing the financial report and past practice supports the calculation.

1.2.13.5 Interest-Bearing Liabilities

Bank loans are recognised at their principal amount. Interest expense is accrued at the contracted rate and included in other creditors and accruals.

1.2.14 Leased Assets

1.2.14.1 Operating Leases

Payments made under operating leases are expensed on a straight-line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property.

Lease incentives are recognised as liabilities. Lease rental payments are allocated between rental expense and reduction of the liability, on a straight-line basis over the period of the incentive.

1.2.14.2 Finance Leases

A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Repayments of principal reduce lease liabilities. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

1.2.15 Provisions

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments, except where noted below. The unwinding of the discount is treated as part of the expense related to the particular provisions.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the income statement, the expense recognised in respect of a provision is presented net of the recovery. In the statement of financial position, the provision is recognised net of the recovery receivable only when the entity:

- has a legally recognised right to set-off the recovery receivable and the provision, and
- intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

1.2.16 Trade Debtors

Trade debtors are generally settled within 60 days and are carried at amount due. The collectability of debts is assessed at year-end and specific provision is made for any doubtful accounts.

1.2.17 Derivatives

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

1.2.18 Hedges

1.2.18.1 Anticipated Transactions

Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the income statement.

The net amounts receivable or payable under open swaps, and forward rate agreements and the associated deferred gains or losses are not recorded on the statement of financial position until the hedge transaction occurs. When recognised the net receivables or payables is revalue using the interest or commodity rates current at reporting date.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedged transaction are recognised immediately in the income statement.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the hedge prior to its termination are included in the income statement.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. When the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the income statement.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the income statement.

1.2.18.2 Net Investment in Foreign Operation

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax expenses/revenue, are transferred to the foreign currency translation reserve on consolidation.

1.2.18.3 Other Hedges

All other hedge transactions are initially recorded at the relevant rate at the date of the transaction. Hedges outstanding at reporting date are valued at the rates ruling on the date and any gains or losses are brought to account in the income statement.

	STATUTORY HISTORICAL 31 DECEMBER 2005 ($M)	PRO FORMA HISTORICAL 31 DECEMBER 2005 ($M)

2. Receivables

Current		
Trade debtors	54.6	54.6
Less: Provision for doubtful trade debtors	(0.8)	(0.8)
	53.8	53.8
Other debtors	3.5	3.5
	57.3	57.3

3. Inventories

Equipment and parts – at cost	98.7	99.4
Work in progress	0.5	0.5
Consumables, spare parts – at cost	10.7	10.7
	109.9	110.6

4. Intangible assets

Goodwill at – cost	205.3	211.0
Contract intangibles	22.1	23.5
Less: Accumulated amortisation	(15.0)	(15.0)
	7.1	8.5
Other intangibles	0.5	0.5
Less: Accumulated amortisation	(0.3)	(0.3)
	0.2	0.2
Total intangible assets	212.6	219.7

5. Property, plant and equipment

Freehold land and buildings – at cost	7.8	7.8
Less: Accumulated depreciation	(0.2)	(0.2)
	7.6	7.6
Leasehold improvements – at cost	2.4	2.4
Less: Accumulated depreciation	(0.4)	(0.4)
	2.0	2.0
Plant and equipment – at cost	398.1	592.0
Less: Accumulated depreciation	(125.8)	(125.8)
	272.3	466.2
Leased plant and equipment – at cost	27.1	27.1
Less: Accumulated depreciation	(2.8)	(2.8)
	24.3	24.3
Furniture, fixtures and fittings – at cost	0.9	0.9
Less: Accumulated depreciation	(0.3)	(0.3)
	0.6	0.6
Office Equipment – at cost	1.6	1.6
Less: Accumulated depreciation	(1.0)	(1.0)
	0.6	0.6

	STATUTORY HISTORICAL 31 DECEMBER 2005 ($M)	PRO FORMA HISTORICAL 31 DECEMBER 2005 ($M)

5. Property, plant and equipment (continued)

Motor vehicles – at cost	5.9	5.9
Less: Accumulated depreciation	(2.2)	(2.2)
	3.7	3.7
Sundry plant – at cost	4.1	4.1
Less: Accumulated depreciation	(1.3)	(1.3)
	2.8	2.8
Total property, plant and equipment at net book value	313.9	507.8

6. Payables

Trade creditors	19.3	19.3
Other creditors and accruals	14.1	14.1
	33.4	33.4

7. Interest-bearing liabilities

Current		
Lease liabilities	7.4	7.4
Working capital facility	19.5	–
	26.9	7.4
Non-current		
Bank loans – secured	278.7	261.7
Exchangeable Notes	119.0	–
Lease liabilities	12.6	12.6
	410.3	274.3

8. Provisions

Current		
Employee benefits	2.0	2.0
Non-current		
Employee benefits	0.8	0.8

Pin cheque(s) here (do not staple)

Emeco Holdings Limited

ACN 112 188 815

Broker code

Adviser code

Broker stamp

Retail Offer Application Form

This is an Application Form for Shares in Emeco Holdings Limited under the Offer on terms set out in the Prospectus dated 3 July 2006. If you are in doubt as to how to deal with this Application Form, please contact your accountant, stockbroker or other professional adviser. The Prospectus contains information relevant to a decision to invest in the Shares and you should read the entire Prospectus carefully before applying for Shares.

You may apply for a minimum $2,000 worth of Shares and in multiples of $500 worth of Shares thereafter. This Application Form must not be handed to another person unless attached to or accompanied by the Prospectus dated 3 July 2006. A person who gives another person access to this Application Form must at the same time, and by the same means, give the other person access to the Prospectus. Emeco Holdings Limited will send you a free copy of the Prospectus if you have received an electronic Prospectus and you ask for a paper copy before the Prospectus expires on 25 July 2007.

Total Application Monies

A **A$** 0 0

(Application must be for a minimum $2,000 worth of Shares and in multiples of $500 worth of Shares thereafter)

PLEASE COMPLETE YOUR DETAILS BELOW (refer overleaf for correct forms of registrable names)

Surname/Company Name

B

Title First Name Middle Name

Joint Applicant #2 – Surname

Title First Name Middle Name

Designated Account eg <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

PO Box/RMB/Locked Bag/Care of (c/-)/Property name/Building name (if applicable)

C

Unit Number/Level Street Number Street Name

Suburb/City or Town State Postcode

Email address (only for purpose of electronic communication of shareholder information)

CHESS HIN (if applicable)

D **X**

Please note: *that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN and any Shares issued as a result of the Offer will be held on the issuer-sponsored subregister.*

Telephone Number (where you can be contacted during business hours) Contact Name (PRINT)

E

Cheque(s) should be made payable to "Emeco Holdings Limited Offer Account" in Australian currency and crossed "Not Negotiable".

Cheque Number BSB Account Number

F

NO SIGNATURE IS REQUIRED

By submitting this Application Form, you confirm that you are not a U.S. Person (as defined in Regulation S under the US Securities Act of 1933, as amended) and that you are not applying for or purchasing Shares for, nor acting for the account or benefit of, a U.S. Person. By submitting this Application Form, you also make the representations and warranties contained in, and agree to be bound by the provisions of, Section 3.24 of the Prospectus (relating to Foreign Selling Restrictions).

LODGEMENT INSTRUCTIONS

You must return your Application so it is received before 5:00pm (AEST) on Friday, 21 July 2006 to:
by mail, Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235;
or if by hand delivery, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.

In order to participate, please ensure that your Application Form and cheque are returned so that they are received by Link Market Services Limited by the time specified above. No late forms can be accepted.

If you are an Australian resident and require further information on how to complete this form, please contact the Emeco Share Offer Hotline on telephone 1800 689 300 (within Australia).



EHL IPO001

Your Guide to the Application Form:

Unless otherwise stated, capitalised words in this Application Form have the same meaning as defined in the Prospectus.

Please complete all relevant white sections of the Application Form in BLOCK LETTERS, using black or blue ink. These instructions are cross-referenced to each section of the form.

The securities to which this Application Form relates are Shares. Further details about the Shares are contained in the Prospectus dated 3 July 2006 issued by Emeco Holdings Limited and Emeco Australia Pty Limited ("Issuer"). The Prospectus will expire on 25 July 2007. While the Prospectus is current, the Issuer will send paper copies of the Prospectus, any supplementary document and the Application Form, free of charge on request.

The Australian Securities and Investments Commission requires that a person who provides access to an electronic Application Form must provide access, by the same means and at the same time, to the relevant prospectus. This Application Form is included in the Prospectus.

The Prospectus contains important information about investing in the Shares. You should read the Prospectus before deciding whether to apply for Shares.

A Insert the relevant amount of Application Monies. Application must be for a minimum $2,000 worth of Shares and in multiples of $500 worth of Shares thereafter. You may be issued all of the Shares applied for or a lesser number.

B Write the full name you wish to appear on the register of Shares. This must be either your own name or the name of a company. Up to three joint Applicants may apply for Shares. You should refer to the table below for the correct registrable title.

C Please enter your postal address for all correspondence. All communications to you from the Issuer and Registrar will be mailed to the person(s) and address as shown. For joint Applicants only one address can be entered.

D If you are already a CHESS participant or sponsored by a CHESS participant, write your Holder Identification Number ("HIN") here. Details on the form must exactly match the details held on the CHESS subregister, otherwise an issuer-sponsored holding may be created.

E Please enter your telephone number(s), area code and contact name in case the Issuer needs to contact you in relation to your Application.

F Please complete cheque details as follows:

- make your cheques payable to "Emeco Holdings Limited Offer Account" in Australian currency and cross it "Not Negotiable". Your cheque must be drawn on an Australian bank
- the amount should agree with the amount shown in Section A
- sufficient cleared funds should be held in your account, as cheques returned unpaid are likely to result in your Application being rejected
- pin (do not staple) your cheque(s) to the Application Form where indicated.
- if you receive a firm allocation of Shares from your Broker make your cheque payable to your Broker in accordance with their instructions.

Application Monies in respect of Applications that are rejected or scaled back, or where the Offer is withdrawn will be refunded in Australian dollars. Where, based on the Final Price, the Application Monies cannot be applied to an exact number of whole Shares, the Application Monies will be rounded down to the nearest whole Share. For applications accepted in full, if the dollar value of an Applicant's refund is less than the Final Price of one Share, the Applicants are taken to agree that the refund amount will become an asset of Emeco Holdings Limited. No interest will be paid on any refunded amounts. Emeco Holdings Limited will retain any interest earned on Application Monies. Refund cheques will be sent following the close of the Offer.

These materials do not constitute an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. The Issuer does not intend to register any portion of the offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that may be obtained from the Issuer and that will contain detailed information about the Issuer and management, as well as financial statements.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a Shareholder (including your name, address and details of the Shares you hold) to be included in the public register of the entity in which you hold Shares. Information is collected to administer your Shareholding and if some or all of the information is not collected then it might not be possible to administer your Shareholding. Your personal information may be disclosed to the entity in which you hold Shares. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

CORRECT FORMS OF REGISTRABLE NAMES

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons or companies. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other nonregistrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mr Adam Charles White	A C White
Company Use company's full title, not abbreviations	Liz Biz Pty Limited	Liz Biz P/L or Liz Biz Co.
Joint Holdings Use full and complete names	Mr John David Brown & Mrs Sally Dorothy Brown	John & Sally Brown
Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/c>	Alessandra Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Sophia Garnet Post & Mr Alexander Traverse Post <Est Harold Post A/c>	Estate of Late Harold Post or Harold Post Deceased
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mr Andrew Green <Bill Green A/c>	Master Bill Green
Partnerships Use the partners' personal names	Mr Frederick Samuel Smith & Mr Samuel Lawrence Smith <Fred Smith & Son A/c>	Fred Smith & Son
Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith-Jones
Clubs/Unicorporated Bodies/Business Names Use office bearer(s) personal name(s)	Mr Alistair Edward Lilley <Vintage Wine Club A/c>	Vintage Wine Club
Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Limited <Super Fund A/c>	XYZ Pty Limited Superannuation Fund

- Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated spaces at Section B on the Application Form.

Pin cheque(s) here (do not staple)

Emeco Holdings Limited

ACN 112 188 815

Broker code

Adviser code

Broker stamp

Retail Offer Application Form

This is an Application Form for Shares in Emeco Holdings Limited under the Offer on terms set out in the Prospectus dated 3 July 2006. If you are in doubt as to how to deal with this Application Form, please contact your accountant, stockbroker or other professional adviser. The Prospectus contains information relevant to a decision to invest in the Shares and you should read the entire Prospectus carefully before applying for Shares.

You may apply for a minimum $2,000 worth of Shares and in multiples of $500 worth of Shares thereafter. This Application Form must not be handed to another person unless attached to or accompanied by the Prospectus dated 3 July 2006. A person who gives another person access to this Application Form must at the same time, and by the same means, give the other person access to the Prospectus. Emeco Holdings Limited will send you a free copy of the Prospectus if you have received an electronic Prospectus and you ask for a paper copy before the Prospectus expires on 25 July 2007.

Total Application Monies

A **A$** 0 0

(Application must be for a minimum $2,000 worth of Shares and in multiples of $500 worth of Shares thereafter)

PLEASE COMPLETE YOUR DETAILS BELOW (refer overleaf for correct forms of registrable names)

Surname/Company Name

B

Title First Name Middle Name

Joint Applicant #2 – Surname

Title First Name Middle Name

Designated Account eg <Super Fund> (or Joint Applicant #3)

PLEASE COMPLETE ADDRESS DETAILS

PO Box/RMB/Locked Bag/Care of (c/-)/Property name/Building name (if applicable)

C

Unit Number/Level Street Number Street Name

Suburb/City or Town State Postcode

Email address (only for purpose of electronic communication of shareholder information)

CHESS HIN (if applicable)

D **X**

Please note: *that if you supply a CHESS HIN but the name and address details on your Application Form do not correspond exactly with the registration details held at CHESS, your Application will be deemed to be made without the CHESS HIN and any Shares issued as a result of the Offer will be held on the issuer-sponsored subregister.*

Telephone Number (where you can be contacted during business hours) Contact Name (PRINT)

E

Cheque(s) should be made payable to "Emeco Holdings Limited Offer Account" in Australian currency and crossed "Not Negotiable".

Cheque Number BSB Account Number

F

NO SIGNATURE IS REQUIRED

By submitting this Application Form, you confirm that you are not a U.S. Person (as defined in Regulation S under the US Securities Act of 1933, as amended) and that you are not applying for or purchasing Shares for, nor acting for the account or benefit of, a U.S. Person. By submitting this Application Form, you also make the representations and warranties contained in, and agree to be bound by the provisions of, Section 3.24 of the Prospectus (relating to Foreign Selling Restrictions).

LODGEMENT INSTRUCTIONS

You must return your Application so it is received before 5:00pm (AEST) on Friday, 21 July 2006 to:
by mail, Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235;
or if by hand delivery, Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.

In order to participate, please ensure that your Application Form and cheque are returned so that they are received by Link Market Services Limited by the time specified above. No late forms can be accepted.

If you are an Australian resident and require further information on how to complete this form, please contact the Emeco Share Offer Hotline on telephone 1800 689 300 (within Australia).



EHL IPO001

Your Guide to the Application Form:

Unless otherwise stated, capitalised words in this Application Form have the same meaning as defined in the Prospectus.

Please complete all relevant white sections of the Application Form in BLOCK LETTERS, using black or blue ink. These instructions are cross-referenced to each section of the form.

The securities to which this Application Form relates are Shares. Further details about the Shares are contained in the Prospectus dated 3 July 2006 issued by Emeco Holdings Limited and Emeco Australia Pty Limited ("Issuer"). The Prospectus will expire on 25 July 2007. While the Prospectus is current, the Issuer will send paper copies of the Prospectus, any supplementary document and the Application Form, free of charge on request.

The Australian Securities and Investments Commission requires that a person who provides access to an electronic Application Form must provide access, by the same means and at the same time, to the relevant prospectus. This Application Form is included in the Prospectus.

The Prospectus contains important information about investing in the Shares. You should read the Prospectus before deciding whether to apply for Shares.

A Insert the relevant amount of Application Monies. Application must be for a minimum $2,000 worth of Shares and in multiples of $500 worth of Shares thereafter. You may be issued all of the Shares applied for or a lesser number.

B Write the full name you wish to appear on the register of Shares. This must be either your own name or the name of a company. Up to three joint Applicants may apply for Shares. You should refer to the table below for the correct registrable title.

C Please enter your postal address for all correspondence. All communications to you from the Issuer and Registrar will be mailed to the person(s) and address as shown. For joint Applicants only one address can be entered.

D If you are already a CHESS participant or sponsored by a CHESS participant, write your Holder Identification Number ("HIN") here. Details on the form must exactly match the details held on the CHESS subregister, otherwise an issuer-sponsored holding may be created.

E Please enter your telephone number(s), area code and contact name in case the Issuer needs to contact you in relation to your Application.

F Please complete cheque details as follows:

- make your cheques payable to "Emeco Holdings Limited Offer Account" in Australian currency and cross it "Not Negotiable". Your cheque must be drawn on an Australian bank
- the amount should agree with the amount shown in Section A
- sufficient cleared funds should be held in your account, as cheques returned unpaid are likely to result in your Application being rejected
- pin (do not staple) your cheque(s) to the Application Form where indicated.
- if you receive a firm allocation of Shares from your Broker make your cheque payable to your Broker in accordance with their instructions.

Application Monies in respect of Applications that are rejected or scaled back, or where the Offer is withdrawn will be refunded in Australian dollars. Where, based on the Final Price, the Application Monies cannot be applied to an exact number of whole Shares, the Application Monies will be rounded down to the nearest whole Share. For applications accepted in full, if the dollar value of an Applicant's refund is less than the Final Price of one Share, the Applicants are taken to agree that the refund amount will become an asset of Emeco Holdings Limited. No interest will be paid on any refunded amounts. Emeco Holdings Limited will retain any interest earned on Application Monies. Refund cheques will be sent following the close of the Offer.

These materials do not constitute an offer of securities for sale in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. The Issuer does not intend to register any portion of the offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that may be obtained from the Issuer and that will contain detailed information about the Issuer and management, as well as financial statements.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a Shareholder (including your name, address and details of the Shares you hold) to be included in the public register of the entity in which you hold Shares. Information is collected to administer your Shareholding and if some or all of the information is not collected then it might not be possible to administer your Shareholding. Your personal information may be disclosed to the entity in which you hold Shares. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

CORRECT FORMS OF REGISTRABLE NAMES

Note that ONLY legal entities are allowed to hold Shares. Applications must be in the name(s) of natural persons or companies. At least one full given name and the surname is required for each natural person. The name of the beneficiary or any other nonregistrable name may be included by way of an account designation if completed exactly as described in the examples of correct forms below.

Type of Investor	Correct Form of Registration	Incorrect Form of Registration
Individual Use given names in full, not initials	Mr Adam Charles White	A C White
Company Use company's full title, not abbreviations	Liz Biz Pty Limited	Liz Biz P/L or Liz Biz Co.
Joint Holdings Use full and complete names	Mr John David Brown & Mrs Sally Dorothy Brown	John & Sally Brown
Trusts Use the trustee(s) personal name(s)	Mrs Alessandra Herbert Smith <Alessandra Smith A/c>	Alessandra Smith Family Trust
Deceased Estates Use the executor(s) personal name(s)	Ms Sophia Garnet Post & Mr Alexander Traverse Post <Est Harold Post A/c>	Estate of Late Harold Post or Harold Post Deceased
Minor (a person under the age of 18 years) Use the name of a responsible adult with an appropriate designation	Mr Andrew Green <Bill Green A/c>	Master Bill Green
Partnerships Use the partners' personal names	Mr Frederick Samuel Smith & Mr Samuel Lawrence Smith <Fred Smith & Son A/c>	Fred Smith & Son
Long Names	Mr Hugh Adrian John Smith-Jones	Mr Hugh A J Smith-Jones
Clubs/Unicorporated Bodies/Business Names Use office bearer(s) personal name(s)	Mr Alistair Edward Lilley <Vintage Wine Club A/c>	Vintage Wine Club
Superannuation Funds Use the name of the trustee of the fund	XYZ Pty Limited <Super Fund A/c>	XYZ Pty Limited Superannuation Fund

- Put the name(s) of any joint Applicant(s) and/or account description using < > as indicated above in designated spaces at Section B on the Application Form.

corporate directory

registered office

Emeco Holdings Limited
(ABN 89 112 188 815)
Ground Floor, 10 Ord Street
West Perth WA 6005

joint lead managers

Citigroup Global Markets Australia Pty Limited
Citigroup Centre, 2 Park Street
Sydney NSW 2000

Credit Suisse (Australia) Limited
Level 31, Gateway Building
1 Macquarie Place
Sydney NSW 2000

UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

legal adviser

Baker & McKenzie
Level 27, 50 Bridge Street
Sydney NSW 1223

investigating accountant on historical financial information and director's forecasts

KPMG Transaction Services (Australia) Pty Limited
152–158 St Georges Terrace
Perth WA 6000

co-lead managers

ABN AMRO Rothschild
Level 29, 88 Phillip Street
Sydney NSW 2000

Morgan Stanley Dean Witter
Australia Securities Limited
Chifley Tower, 2 Chifley Square
Sydney NSW 2000

co-managers

ABN AMRO Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000

Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000

Citigroup Wealth Advisors Pty Limited
Citigroup Centre, 2 Park Street
Sydney NSW 2000

Commonwealth Securities Limited (CommSec)
Level 18, 363 George Street
Sydney NSW 2000

Grange Securities Limited (in respect of the
Noteholder Exchange Offer)
Level 33, 264 George Street
Sydney NSW 2000

Ord Minnett
Level 8, NAB House
255 George Street
Sydney NSW 2000

Patersons Securities Limited
Level 23, Exchange Plaza
2 The Esplanade
Perth WA 6000

UBS Wealth Management Australia Pty Ltd
Level 27, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

share registry

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235






Emeco

www.emecoequipment.com





Emeco Limited
A.C.N. 112 227 728

Market release
26 June 2006

EMECO HOLDINGS LIMITED LODGES PROSPECTUS FOR IPO

The directors of Emeco Ltd wish to advise that Emeco Holdings Limited and Emeco Australia Pty Ltd have today lodged with ASIC a prospectus (**Prospectus**) for the proposed Initial Public Offering (**IPO**) of shares in Emeco Holdings Limited. The indicative price range for the IPO is between $2.10 and $2.50 per share. A copy of Emeco Holdings Limited's media release regarding the IPO is annexed.

In light of this and consistent with Emeco Limited's announcement on 2 June 2006, the company wishes to advise holders of its exchangeable notes (**Notes**) that:

- Holders of Notes resident in Australia will be given the right to exchange the principal amount outstanding under their Notes for shares to be issued under the IPO. That exchange right will occur at a price equal to 97.5% of the price at which shares are issued to retail investors under the IPO. Accrued interest on any such exchanged Notes will be paid when the exchange into IPO shares occurs (currently anticipated to occur at the same time as redemption of any unexchanged Notes occurs (refer below)).
- Emeco Limited will extend the exchange right described above (and the priority right described below) to holders of Notes resident in Hong Kong and Singapore, provided the provision of that right to such holders falls within an exempt class of securities offering and does not require the relevant prospectus to be registered in the relevant jurisdiction.
- Holders of Notes who do not choose to exchange their Notes as part of the IPO, and Holders resident in places other than Australia, Hong Kong and Singapore, will have their Notes redeemed following successful completion of the IPO for 106% of the principal amount outstanding under the Notes. Accrued interest on any such redeemed Notes will be paid when the redemption occurs (currently anticipated to occur on 4 August 2006 based on the current IPO timetable)
- Holders of Notes resident in Australia, Hong Kong and Singapore who choose to exchange all (and not part only) of their Notes as part of the IPO will be given a priority right under the IPO to apply for shares at the IPO final price having an equivalent value to the principal amount of the Notes so exchanged.

In accordance with the Terms of Issue of the Notes, Holders of Notes recorded in the company's Note Register at 5.00pm (AEST) today will shortly be sent an exchange notice and a redemption notice with respect to their Notes. Eligible Holders will also receive in due course a prospectus from Emeco Holdings Limited which will include an explanation of how they may validly exchange their Notes for shares in Emeco Holdings Limited. Eligible Holders of Notes are urged to act promptly if they wish to exchange their Notes. Based on the current timetable for the IPO, ASX trading in the Notes will be suspended from the

commencement of trading on 14 July 2006 and the right to exchange Notes is currently expected to close at 5.00pm (AEST) on 21 July 2006 (being the same time as the close of the retail offer for the IPO). The Note Register will also be closed from 5.00pm (AEST) on 21 July 2006.

Holders of Notes should be aware that Emeco Holdings Limited and Emeco Australia Pty Ltd reserve the right under the Prospectus not to proceed with the offer or to close the offer early or extend the offer. If the offer does not proceed for any reason no exchange or redemption will occur and any suspension of trading of the Notes that may apply at that time will be lifted.

If you are a Holder of Notes resident in Australia and you have any questions concerning how to exchange your Notes or have them redeemed, you may either call the Emeco Share Offer Hotline on 1800 689 300 or visit the Emeco Share Offer website at www.emecoequipment.com.

Finally, the directors wish to advise that, in anticipation of the IPO, Mr James Carnegie and Mr Rob Koczkar have both resigned as directors of Emeco Limited.

Regulatory notifications

The Prospectus will be made available when the shares are offered. Anyone who wants to acquire shares will need to complete the correct application form that will be in, or accompany, the Prospectus.

The information contained in this release is not for publication or distribution to persons in the United States. This release is not an offer of securities for sale in the United States. The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an exemption from registration under the Securities Act and such laws. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

26 June 2006

For further information:
Peter Brookes, Cannings
Tel 02 8284 9966 Mob 0407 911 389



Emeco Holdings Limited

NOT FOR DISTRIBUTION IN THE UNITED STATES

Monday, 26 June 2006

Media Release

Emeco Holdings Limited Lodges Prospectus for Initial Public Offering of Between A$1,005 million and A$1,127 million

Emeco Holdings Limited (**Emeco**), a leading international heavy earthmoving equipment rental company and service provider, today lodged its prospectus with the Australian Securities and Investment Commission for its initial public offering (**IPO**) on the Australian Stock Exchange.

The IPO is expected to open within approximately 7 days and, following a global marketing period, to list in late July 2006. Citigroup, Credit Suisse and UBS are Joint Lead Managers of the IPO.

Details of the IPO

Emeco will offer between 450.8 million and 478.7 million[1] ordinary shares in Emeco (**Shares**) based on the indicative price range of A$2.10 and A$2.50 per Share. The gross proceeds from the IPO are expected to be between $1,005 million and $1,127 million based on the indicative price range.

The offer involves:

- the sale of approximately 235.1 million existing Shares by Emeco Australia Pty Ltd (representing the realisation by the existing shareholders of a part of their investment);
- and the issue of new Shares by Emeco sufficient to allow it to reduce the group's estimated net debt to approximately A$250 million (providing capacity for growth), to pay for the costs of the IPO and to pay the existing shareholders of Emeco UK for the sale of that entity to Emeco as part of the IPO.

Immediately following completion of the IPO existing shareholders are expected to hold approximately 22.4% of the total Shares on issue (based on the mid point in the indicative

[1] **These figures assume that the Company will receive full acceptances under the Employee Gift Offer and 50% of Noteholders will exchange their listed notes in Emeco Limited for Shares.**

price range)[1]. Of this, Senior Management are expected to hold approximately 10.2% of the total Shares on issue (based on the mid point in the indicative price range)[1].

Upon listing Emeco will have a market capitalisation of between A$1,288 million and A$1,463 million (based on the mid point of the indicative price range) and will be eligible for inclusion in the S&P/ASX200 index.

The IPO will allow Emeco to achieve a listing on ASX and thereby improve access to capital markets to fund future growth opportunities and provide it with increased financial flexibility. As noted earlier, it also:

- gives existing shareholders the opportunity to realise a portion of their existing investment in the group; and
- allows Emeco to pay its net debt position down to approximately A$250 million (providing capacity for growth) and to pay for the costs of the IPO.

All Shares under the IPO will be issued at the Final Price. Under the terms of the Offer Management Agreement, the Final Price will be determined via an institutional bookbuild after the close of the Institutional Offer. The Final Price may be set within, above or below the Indicative Price Range.

Offer Structure

The IPO comprises:

- A Retail Offer consisting of:
  - the General Public Offer, open to Australian resident retail investors; and
  - the Broker Firm Offer, open to Australian resident retail investors who have received a firm allocation from their Broker;
- Priority Offers to:
  - eligible employees; and
  - eligible noteholders in Emeco Limited;
- An Institutional Offer, which consists of an invitation to certain institutional investors in Australia, the United States and certain other overseas jurisdictions;
- A Noteholder Exchange Offer, open to eligible noteholders in Emeco Limited; and
- An Employee Gift Offer.

Managing Director's comment

Commenting on the launch of the IPO, the Managing Director of Emeco, Mr Laurie Freedman, said:

"Emeco has built up market leading positions in Australia and Indonesia, and globally we operate from 18 locations across five countries managing a rental fleet of over 773 machines.

"The Company has a proven track record in developing new rental markets for heavy earthmoving equipment and a real competitive advantage in our global procurement network that has been built up over 30 years.

"Our business has delivered compound annual growth rate of 25% pro-forma EBITDA from FY2003 to FY2005, and our focus will be delivering strong and sustainable earnings growth to shareholders.

"Emeco's management team has a proven track record of deploying growth capital in a disciplined manner, successfully entering new geographic markets and undertaking strategic acquisitions," Mr Freedman said.

Chairman's comment

Chairman of Emeco Holdings Limited, Mr Greg Minton, said:

"Emeco's international footprint gives it the scale to exploit significant growth opportunities in new countries and to deploy its equipment to meet the needs of its international customer base.

"Employees will own approximately 12.0% of the Company, which the Board believes will provide them with incentive to build on Emeco's strong track record and capitalise on growth opportunities.

"Additionally, Emeco's private equity investors, Archer Capital and Pacific Equity Partners will together retain 10.4% of the equity, which reflects the belief they have in Emeco's strong growth potential.

"An experienced Board and management team are well placed to lead the Company through its next phase of development.

"With strong market positions and significant earnings growth potential, the Directors believe that Emeco represents an attractive investment proposition," Mr Minton said.

Business Overview

Emeco is a leading international heavy earthmoving equipment rental company, with number one market share in heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on number of machines rented. Emeco has integrated its rental, sales, parts and maintenance and procurement operations into a single business model for high reliability, low-houred heavy earthmoving equipment for the mining and civil construction sectors. Central to Emeco's integrated business model is its global procurement network, which has been built over 30 years. This network provides access to equipment for its fleet, generates market intelligence and represents a barrier to entry in Emeco's markets.

Emeco operates primarily within the coal, gold and iron ore mining sectors in Australia, oil, natural gas, oil sands infrastructure, and civil construction markets in Canada and the coal and gold mining sectors in Indonesia. Emeco also services the civil construction sectors in Australia and Indonesia. Emeco believes it is well positioned to capture significant growth in its existing markets, through increased rental penetration of the market for heavy earthmoving equipment, continued growth in commodity production volumes and geographic and sector expansion.

The key features of Emeco's business include:

— **Leading market share.** Leading international heavy earthmoving equipment rental company, with #1 market share in heavy earthmoving equipment rentals to customers in the mining industries in Australia and Indonesia, based on estimated number of machines rented. Management estimates Emeco has approximately 30% market share of the Australian rental market for heavy earthmoving equipment rented to customers in the mining industry based on number of machines rented, and approximately 55% of that market in Indonesia. Emeco believes it is one of the few heavy earthmoving rental equipment companies providing high capacity equipment on a rental basis in infrastructure projects relating to the oil sands in Canada.

— **Multiple Barriers to Entry.** Emeco's reputation has been built on its ability to source equipment quickly through its global procurement network, and its dedication to providing customers with high quality, high reliability equipment.

> **Scale** – Emeco's scale allows it to grow with its existing customers and expand into new geographies.
>
> **Procurement capacity** – Emeco's global procurement network provides access to equipment and parts, delivering market intelligence that helps increase Emeco's ability to secure quality machines in tight equipment supply conditions.
>
> **Established customer relations** – Emeco has established relationships with each of the world's eight largest mining companies by market capitalisation.
>
> **OEM independence** – Emeco provides high reliability, low-houred, heavy earthmoving equipment primarily from Caterpillar and a range of other manufacturers including Volvo, Kohmatsu and Liebherr to its customers.

— **Continued growth in 'volume of earth moved' in Emeco's existing markets.** The volume of earth moved in the mining industry is the primary driver of demand for heavy earthmoving equipment. Commodity volumes have generally experienced steady growth over the past 25 years, despite volatility in commodity prices. Volume of earth moved in the mining sectors in Australia, Indonesia and Canada is forecast to continue to grow.

— **Significant potential to increase penetration of rental model.** Emeco's rental model for highly reliable, low-houred, heavy earthmoving equipment offers an attractive value proposition to customers. Emeco believes highly reliable equipment rental is compelling for large mine owners and operators who require access to equipment within a short timeframe, and smaller mine owners who prefer to deploy available capital on exploration and development activities instead of heavy equipment.

— **Growth through strategic, geographic and sector expansion.** Emeco has an opportunity to grow by expanding into new markets, such as the USA, large scale civil construction, and aggregates. Despite the growth expected in Emeco's existing mining markets, significant unaddressed opportunities exist in geographies with large mining industries, such as the USA. Emeco is currently considering expansion opportunities in the USA, in response to customer requests.

— **Global Procurement Network – significant competitive advantage.** Emeco has built an integrated global procurement network, which provides access to equipment for Emeco's global fleet, generates market intelligence and represents a barrier to entry in Emeco's markets. Emeco's procurement network and brand recognition delivers access to equipment despite tight equipment supply conditions, and provides it with market intelligence about potential supply pressures. Emeco is able to secure equipment from a range of sources and geographies, and has the capacity to acquire large inventories of used equipment from a single supplier. A combination of network strength, size, global reach and financial capacity provides a solution that its smaller, capital constrained competitors find difficult to match.

— **Management's track record of execution.** Emeco's Management team has a track record of growing revenue and EBITDA, generating a strong return on capital employed, and delivering organic and strategic expansion. Its senior management team has an average of more than 20 years experience in the mining, civil construction and heavy earthmoving equipment markets.

Overview of Emeco's Operations

Emeco has integrated rental, sales, parts and maintenance and procurement operations into a single business model providing high reliability, low-houred heavy earthmoving equipment for the mining and civil construction sectors.

Emeco's three divisions, Rental, Sales and Parts & Maintenance are forecast to contribute 91%, 7%, and 2% of forecasted FY2006 pro forma EBITDA, respectively. Regionally, Australia is forecast to contribute 72% of forecasted FY2006 pro forma EBITDA, with Indonesia contributing 18% and the rest of the geographies in which Emeco operates (being Canada the US and Europe) contributing 10%.


FY2006F PRO FORMA EBITDA
BY GEOGRAPHY
Australia 72%
Indonesia 18%
Rest of World 10%
FY2006F PRO FORMA EBITDA
BY DIVISION
Rental 91%
Sales 7%
Parts & Maintenance 2%

Emeco has an international presence with offices in Australia, Indonesia, Canada, Japan, the United States and the Netherlands. Its head office is in Perth and it has 12 other Australian offices located in Bendigo, Brisbane, Ingleburn, Kalgoorlie, Karratha, Kempsey, Melbourne, Redcliffe, Rutherford, Somersby, South Guildford and South Mackay.

Board and Senior Management

The Board of Directors of Emeco comprises Greg Minton (Chairman), Laurie Freedman (Managing Director), Robin Adair (Chief Financial Officer) and non-executive directors, Alec Brennan (Chairman elect), Stuart Fitton and Paul McCullagh.

The senior management team includes:

- Laurie Freedman, Managing Director
- Robin Adair, Chief Financial Officer
- Rodney Parish, General Manager Indonesia
- Don Jeffery, President North America
- David Tilbrook, General Manager Australian Rental Operations
- Mick Turner, General Manage Global Procurement
- Trevor Sauvarin, General Manager Emeco Sales
- Tony Carr, General Manager Emeco Parts, Maintenance & Plant
- Wayne Malvern, General Manager Business Development

Key Offer Statistics

Indicative Price Range[1]	$2.10 – 2.50
Number of Shares available under the Offer[2,3]	450.8 – 478.7 million
Gross proceeds of the Offer[2,3,4]	$1,005 – 1,127 million
Net proceeds to Emeco from the Offer[5]	$352 million
Total number of Shares on issue following the Offer[2,3,6]	585.2 – 613.1 million
Market Capitalisation[3,7]	$1,288 – 1,463 million
Net Debt[8]	$250 million
Enterprise Value[9]	$1,538 – 1,713 million

Note: Certain capitalised terms used below are defined in the glossary of the Prospectus.
1 The Indicative Price Range is indicative only. The Final Price may be set at a price within, above or below this range.
2 Based on the Indicative Price Range.
3 The number of Shares to be issued or sold under the Offer will depend on the number of Noteholders who elect to Exchange their Notes,
the number of Shares needed to be issued to reduce Net Debt to approximately $250 million, and the number of Shares required to cover the costs of the Offer (see Section 11.17 of the Prospectus for further information). This range assumes that there will be full acceptance of the Employee Gift Offer by Eligible Employees and that 50% of the Notes will be Exchanged.
4 Calculated as the number of Shares issued or sold under the Retail Offer, the Priority Offers and the Institutional Offer multiplied by the Final Price plus the number of Shares issued or sold under the Noteholder Exchange Offer multiplied by 97.5% of the Final Price.
5 The only proceeds Emeco will receive from the Offer will be the $352 million used to repay debt as described in Section 1.7 of the Prospectus. Remaining proceeds from the Offer will be realised by the Existing Investors and used to pay the costs of the Offer. See Section 1.7 of the Prospectus for additional information.
6 The total number of Shares on issue following the Offer will be the sum of the total number of Shares issued or sold under the Offer and the number of Shares retained by the Existing Shareholders (see Section 3.4 of the Prospectus for further information).
7 Calculated as the total number of Shares on issue immediately following completion of the Offer multiplied by the Indicative Price Range.
8 Estimated approximate Net Debt outstanding immediately following completion of the Offer as set out in Section 8.6.4 of the Prospectus.
9 Calculated as the sum of the Market Capitalisation at the Indicative Price Range and the estimated approximate Net Debt outstanding at completion of the Offer.

Important Dates

Announce Noteholder Exchange Offer and Redemption	26 June 2006
Expected despatch of Exchange Notice and Redemption Notice	29 June 2006
Opening of the Retail Offer, Priority Offers, Noteholder Exchange Offer and Employee Gift Offer	3 July 2006
Suspension of trading of Notes on ASX	14 July 2006
Close of Retail Offer, Priority Offers, Noteholder Exchange Offer and Employee Gift Offer and closing of Notes Register	21 July 2006
Institutional Offer opens	25 July 2006
Institutional Offer closes	26 July 2006
Final Price and allocation announcement	27 July 2006
Expected commencement of trading on ASX (conditional and deferred settlement basis)	28 July 2006
Institutional Offer settlement	3 August 2006
Allotment and Issue of Shares	4 August 2006
Redemption of Notes	4 August 2006
Shares expected to begin trading on a normal basis	7 August 2006

Note: Certain capitalised terms used below are defined in the glossary of the Prospectus.

All the above dates are indicative only. The Company and Saleco, in agreement with the Joint Lead Managers, reserve the right to vary these dates, including to close the Offer early or withdraw the Offer, to extend the Closing Date or to accept late Applications (either generally or in particular cases) without notifying any recipient of the Prospectus or any Applicants. Investors are encouraged to submit their Applications as soon as possible as the Offer may close at any time without notice.





RECEIVED
2006 SEP 14 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Emeco Limited
A.C.N. 112 227 728

Market release
2 June 2006

EMECO GROUP CONFIRMS ANTICIPATED TIMING OF PROSPECTUS LODGEMENT

The directors of Emeco Ltd wish to advise that the Emeco Group has today confirmed it currently anticipates lodging its prospectus for its proposed Initial Public Offering (**IPO**) on the Australian Stock Exchange (**ASX**) by the end of June 2006.

In light of this, Emeco Ltd wishes to advise holders of the company's exchangeable notes (**Notes**) that:

- Consistent with the terms of issue of the Notes, holders of Notes resident in Australia will be given the right to exchange the principal amount outstanding under their Notes for shares to be issued under the IPO. That exchange right will occur at a price equal to 97.5% of the price at which shares are issued to retail investors under the IPO. Accrued interest on any such exchanged notes will be paid when the exchange into IPO shares occurs (currently anticipated to occur at the same time as redemption of any unexchanged Notes occurs (refer below)).
- Emeco Limited has also determined to extend the exchange right described above (and the priority right described below) to holders of Notes resident in Hong Kong and Singapore, provided the provision of each of those rights to such holders falls within an exempt class of securities offering and does not require the relevant prospectus to be registered in the relevant jurisdiction.
- Holders of Notes who do not choose to exchange their Notes as part of the IPO, and Holders resident in places other than Australia, Hong Kong and Singapore, will have their Notes redeemed following successful completion of the IPO for 106% of the principal amount outstanding under the Notes.
- Holders of Notes resident in Australia, Hong Kong and Singapore who choose to exchange all (and not part only) of their Notes as part of the IPO will be given a priority right under the IPO to apply for shares at the IPO final price having an equivalent value to the principal amount of the Notes so exchanged.

The directors will ensure that Emeco Ltd continues to comply with its obligations to keep Note holders and the Note trustee informed of all material developments.

Regulatory notifications

A prospectus in respect of the IPO will be made available when the IPO securities are offered. Anyone who wants to acquire the IPO securities will need to complete the application form that will be in, or accompany, the prospectus.

The information contained in this release is not for publication or distribution to persons in the United States. The securities referred to in this release have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold unless registered or an exemption from registration is available. This notification does not constitute an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The Emeco Group ("Emeco") does not intend to register any portion of the offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be by means of a prospectus that may be obtained from Emeco and that will contain detailed information about Emeco and management, as well as financial statements.

For further information:
Peter Brookes, Cannings
Tel 02 8284 9966 Mob 0407 911 389

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Emeco Limited
ABN	11 112 227 728

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stuart Fitton
Date of appointment	4 April 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities** Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



Emeco Limited

13 March 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 4
20 Bridge Street
Sydney NSW 2000

Emeco group financial results – half year ended 31 December 2005

Attached for immediate release to the market are:

- a media release;
- the Emeco Ltd Appendix 4D – half yearly report for the period ended 31 December 2005; and
- Emeco Ltd's half year financial report and directors' report.

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

PO Box 1173
West Perth WA 6872

Ground Floor, 10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Limited A.C.N. 112 227 728


Emeco Limited

Emeco profit growth continues

The Emeco Group (ASX code: EMC) has today lodged its Appendix 4D Preliminary Half Year Report and confirmed the continued strong growth of the group. A copy of the report is attached.

Financial Performance – half year comparison

To facilitate a meaningful basis from which to assess the improved financial performance of the Emeco Group, the audited results for the period ending 30 June 2005 have been used as a comparative. This is because the Emeco Group as it is currently structured and described in the Prospectus Issued by Emeco Ltd in March 2005, commenced operations on 1 January 2005.

Emeco Group
Summary Statement of Financial Performance
6 month period ending 31 December 2005

	Dec-05	Jun-05
Revenue	173.5	153.7
EBITDA	62.5	49.0
EBITA	39.8	33.9
EBIT	34.0	24.6
Interest Expense	19.7	16.9
PBT	14.3	7.7
Tax	4.6	2.6
NPAT	9.7	5.1
Capital Expenditure		
Maintenance	21.8	10.6
Growth	105.1	44.7
Total Capital Expenditure	126.9	55.3
Summary Statistics		
EBITDA margin	36.0%	31.9%
Total Gearing Ratio	3.8	3.9
Total Interest Cover Ratio	3.1	2.8
Gearing Ratio	2.7	2.5

Revenue

Revenue increased by 12.9% in the half year to 31 December 2005 to $173.5 million. Major reasons for the improvement were:

- The continued strength of the Australian mining sector helped to increase Australian rental revenue by 13.0% above that achieved in the proceeding six month period ending 30 June 2005;
- Deployment of additional plant to Indonesia resulted in an increase in rental revenue's from that country of 8.5% above the preceding six months ;
- Revenue generated from the acquisition of Canadian based River Valley Equipment Company Limited ("River Valley") in August 2005;

Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA)

EBITDA of $62.5 million was 27.6% greater than the comparable result achieved in the half year to 30 June 2005. EBITDA margins improved from 31.9% achieved in the half year to 30 June 2005 to 36.0% in the period ending 31 December 2005. Continued success in achieving a greater proportion of total revenue from global rental operations was the major reason for this increase. This position was exemplified by the acquisition of "River Valley" during the period, whose primary source of revenue is derived by rental of heavy earth moving equipment.

Earnings Before Interest and Tax (EBIT)

EBIT increased by $7.9 million to $32.5 million in the period ending 31 December 2005 from that recorded in the preceding six month period ending 30 June 2005. Amortisation charges decreased by $4.6 million over the comparative reporting periods reflecting the reduction in the 'identifiable' Intangible Asset balance associated with the deemed profit on rental contracts acquired at the time of a business consolidation (acquisition) in accordance with IFRS.

Emeco Group
Summary Statement of Financial Position

	31-Dec-05	30-Jun-05
Current Assets	175.9	129.0
Non Current Assets	535.4	441.1
Total Assets	711.3	570.1
Current Liabilities	62.3	30.0
Non Current Liabilities	430.2	384.0
Total Liabilities	492.5	414.0
Net Assets	218.8	156.1
Total Equity	218.8	156.1

Net Assets

Net assets increased by 40.2% to $218.8 million compared with $156.1 million at 30 June 2005. The major movements since 30 June 2005 are as follows:

Assets

Total assets increased by $141.6 million principally due to:

- In August 2005, Emeco acquired River Valley Equipment Company Limited, a Canadian registered company for $36.4 million;
- Emeco's stay in business (maintenance) capital expenditure in the six month period has been $21.8 million;
- Emeco has invested $68.7 million in growth capital to acquire additional plant to meet the demands of its Global rental businesses;
- The increased rental revenue has resulted in a increase in the level of Trade Debtors of $19.1 million;
- Machine and Part inventory levels have increased by $30.1 million;
- A reclassification of Deferred Borrowings ($16.3 million) to Non-current Liabilities as a result of the full adoption of AIFRS.

Liabilities

Total liabilities have increased by $78.5 million principally due to:

- An increase in Interest Bearing Liabilities by $74.8 million offset by the reclassification of Deferred Borrowing ($16.3 million) outlined previously to $437.2 million as at 31 December 2005. In November 2005 a $175 million increase in the Senior Debt Facility was approved by Emeco's Banking Syndicate;
- An increase in Trade Creditors and Payables of $10.5 million due to the growth of the business;
- An increase in Deferred Tax liabilities of $9.2 million due mainly to 'take-on' accounting entries associated with the acquisition of River Valley.

APPENDIX 4D
Preliminary Final report
For the half year ended 31 December 2005

Name of entity

Emeco Limited

ABN or equivalent company reference

A.C.N. 112 227 728

Results for announcement to the market

Reporting Period: 1 July 2005 to 31 December 2005 (Previous corresponding period: N/A)

	$A'000
Revenues from ordinary activities [1] [2] [3]	173,529
Profit from ordinary activities after tax attributable to members of Emeco Group[1] [2] [3]	9,743
Net profit for the period attributable to members of Emeco Group[1] [2] [3]	9,743

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Final dividend	N/A	N/A

Emeco has proposed not to pay any dividends for the period ended 31 December 2005.

Record date for determining entitlements to the dividend	N/A

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

[1] No percentage change is shown from the previous period as the company did not commence operations until 1 January 2005.

[2] "Emeco Group" means the consolidated entity comprising Emeco Holdings Pty Ltd, Emeco (UK) Ltd and their wholly owned subsidiaries and "Members of the Emeco Group" means the holders of ordinary shares of Emeco Holdings Pty Limited and Emeco (UK) Limited.

[3] The reported results in this appendix 4D have been prepared by consolidating the financial statements of Emeco Holdings Pty Ltd, and its controlled entities, including Emeco (UK) Limited (as an outside equity interest). The results therefore reflect the financial performance of the Emeco Group which forms the security group for the Exchangeable Notes (and which are collectively referred to as "Emeco" in the Exchangeable Notes prospectus dated 17 March 2005 (**Notes Prospectus**)).

The media release which accompanies this appendix 4D is not confined to a discussion of Emeco Limited and its subsidiaries but rather includes discussion of the performance of the Emeco group of companies, including the offshore Emeco companies which form part of the security group.

APPENDIX 4D

Preliminary Final report
For the half year ended 31 December 2005

Ratios and Other Measures

NTA backing

	Current Period	Previous corresponding Period
Net tangible asset backing per ordinary security [1]	$0.03	N/A

[1] NTA is calculated based on the total ordinary shares of the Emeco Group.

Dividends

<u>Date the dividend is payable</u>	N/A
Record date to determine entitlements to the dividend	N/A

Amount per security

		Amount per security	Franked amount per security
Final Dividend:	Current year	N/A	N/A
	Previous year	Nil	Nil
Interim Dividend:	Current year	Nil	Nil
	Previous year	N/A	N/A

Total Dividends

		Amount per security	Total amount
Total Dividend:	Current year	Nil	Nil
	Previous year	Nil	Nil

Details of control gained over entities having material effect
Emeco Holdings Pty Limited has obtained control over the following entities during the period:

Entity	Control
Emeco Canada Limited	22/7/2005
203240 Holdings Ltd	2/8/05
348597 Alberta Ltd	2/8/05
River Valley Equipment Sales Ltd	2/8/05

Immediately following the acquisition of 203240 Holdings Ltd, 348597 Alberta Ltd and River Valley Equipment Sales Ltd they were amalgamated with Emeco Canada Limited under Canadian Company Law.

The entities over which control was obtained during the period contributed a combined net profit after tax of $1,070,000 for the period.

Details of loss of control of entities having material effect
No control over any entities was lost during the period.

APPENDIX 4D cont'd

Preliminary Final report
For the half year ended 31 December 2005

Joint Venture Interests

The consolidated entity has a 50% investment in a joint venture operation, "Industrial Asset Management Pty Ltd" which is in the process of being wound up. At period end the investment has a carrying value of $58,000.

Foreign Entities

The consolidated results of Emeco (UK) Limited, Emeco (USA) LLC, Emeco Canada Limited, Emeco Global, Emeco International Mauritius, PT Prima Tractor IndoNusa, Emeco International Europe BV and Emeco Europe BV have been prepared based on Australian Accounting Standards.

Accounts

This report is based on accounts that have been audited.

Laurie Freedman
Managing Director

dated this 13th day of March 2006
Perth, Western Australia

Emeco Limited and its Controlled Entities

ABN 11 112 227 728

Interim Financial Report

for the half year ended 31 December 2005

Emeco Limited

ABN 11 112 227 728

Interim Financial Report - 31 December 2005

Contents

Note to reader

The financial report as set out on pages 6 – 29 are the results of Emeco Limited and its controlled entities. The Group Financial Statements as set out on page 33 to 36 are the results of Emeco Holdings Pty Ltd, the parent company of Emeco Limited.

The Group Financial Statements have been prepared by consolidating the financial statements of Emeco Holdings Pty Ltd with the financial statements of Emeco (UK) Ltd and its controlled entities in accordance with Australian equivalents to *International Financial Reporting Standards*.

The Group Financial Statements reflect the financial performance of the entire Emeco group of companies which form the security group for the Exchangeable Notes (and which are collectively referred to as "Emeco" in the Exchangeable Notes prospectus dated 17 March 2005 (**Notes Prospectus**)).

The Group Financial Statements have been prepared on the same basis as the pro forma financial statements in the Notes Prospectus and the 2005 Emeco group annual report to Noteholders (**2005 Annual Report**), except to the extent that the adoption in the Group Financial Statements of Australian equivalents to International Financial Reporting Standards has required otherwise.

The Group Financial Statements are included in this interim report in order to make available to readers of this report financial information for the period which enables meaningful comparisons to be made with the financial information and forecasts presented in the Notes Prospectus and the financial information contained in the 2005 Annual Report.

The Board of directors of Emeco Limited ("Emeco") has pleasure in submitting its report in respect of the half-year financial period ended 31 December 2005 and the review report thereon. As Emeco commenced operations on 1 January 2005 there are no comparatives for the prior period.

Directors

The following persons were directors of Emeco Limited during the whole of the half-year and up to the date of this report:

Director	Date of appointment
Non-Executive	
Mr Alec Brennan	16 August 2005
Mr James Carnegie	23 December 2004
Mr Rob Koczkar	16 December 2004
Mr Paul McCullagh	23 December 2004
Mr Greg Minton (Chairman)	16 December 2004
Executive	
Mr Laurie Freedman (Chief Executive Officer - 2005)	21 January 2005
Mr Robin Adair (Chief Financial Officer – 2005)	21 January 2005

Mr Alec Brennan was appointed as an independent non-executive director on the 16th August 2005 and was re-elected at the Company's annual general meeting held 31 October 2005.

Financial performance

Emeco achieved a net profit after tax for the half-year ended 31 December 2005 of $5.6 million with total revenue of $138.0 million.

Dividends

No dividends were paid by the Company during the half year period.

Review of operations

Emeco continued to operate in the following primary business segments throughout the half-year.

- Rental
- Sales
- Parts
- Maintenance

Emeco will continue to develop these segments during the next half of the year. With the acquisition of Andy's Earthmovers in January 2006, Emeco is well positioned to continue to grow these segments within Victoria and eastern South Australia, while also continuing to grow the Queensland, Western Australia and New South Wales segments from existing operations.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Emeco during the half-year.

Significant events occurring after half-year end

The following significant events occurred after 31 December 2005:

Acquisition of Andy's Earthmoving Hire and Sales

Emeco International Pty Ltd, a wholly owned subsidiary of Emeco, obtained control of the business and assets of Andy's Earthmovers ("Andy's"), a large independent earthmoving equipment rental and sales business based in Bendigo, Victoria on 1 January 2006. The purchase consideration was $35.6 million.

Andy's is a sound business with excellent quality assets which are mainly deployed in the mining and large civil construction sectors. Andy's is well positioned to take advantage of some very encouraging growth opportunities emerging from a number of new mineral sand mines and the rapidly expanding gold sector. The current rural Victorian highway upgrading programmes will also provide significant opportunities for the business.

Emeco's strategic focus in Australia continues to be on organic growth opportunities in existing markets and on opportunities to acquire existing earthmoving rental businesses like Andy's as platforms to extend Emeco's business model into regions in which it does not currently have a strong market presence.

Lead auditor's independence declaration

The lead auditor's independence declaration is set out on page 5 and forms part of the Directors' report for the half year ended 31 December 2005.

Rounding of amounts

The company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report and directors' report. Amounts in the financial report and Directors' report have been rounded off in accordance with the Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of directors.

L Freedman

Laurie Freedman
Managing Director

Perth
13 March 2006



Lead Auditor's Independence Declaration under Section 307C of the Corporation Act 2001

To: the directors of Emeco Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

B C FULLARTON
Partner

Perth
13 March 2006

Emeco Limited and its Controlled Entities
Condensed consolidated interim income statement
For the six months ended 31 December 2005

	Note	31 December 2005 $'000
Revenue from rental income		72,400
Revenue from the sale of machines and parts		57,643
Other income		7,965
	2	138,008
Changes in machinery and parts inventory		(14,879)
Machinery and parts purchases and consumables		(36,075)
Repairs and maintenance		(21,672)
Hired in equipment and labour		(2,623)
Employee expenses		(8,466)
Other expenses		(7,207)
EBITDA[1]		47,086
Depreciation expense		(15,654)
Amortisation expense		(4,446)
EBIT[2]		26,986
Interest expense		(18,944)
Profit before income tax expense		8,042
Income tax expense		(2,419)
Profit for the period		5,623

The income statement is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 10 to 29.

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation.

[2] EBIT - Earnings before interest expense and tax.

Emeco Limited and its Controlled Entities
Condensed consolidated interim balance sheet
as at 31 December 2005

	Note	31 December 2005 $'000	30 June 2005 $'000
Current Assets			
Cash assets		-	5,162
Trade and other receivables		35,513	30,545
Inventories		84,151	69,272
Total current assets		119,664	104,979
Non-current assets			
Trade and other receivables		125,458	55,694
Investments accounted for using the equity method		58	58
Property, plant and equipment		204,730	171,422
Deferred tax assets		5,248	2,712
Intangible assets		182,595	189,734
Total non-current assets		518,089	419,620
Total assets		637,753	524,599
Current Liabilities			
Bank overdraft		1,717	-
Trade and other payables		27,900	20,515
Interest bearing liabilities		19,500	-
Provisions		1,991	1,602
Total current liabilities		51,108	22,117
Non-current Liabilities			
Trade and other payables		857	-
Interest bearing liabilities		397,760	365,689
Non interest bearing liability		163,882	119,501
Deferred tax liabilities		10,729	9,045
Provisions		798	651
Total non-current liabilities		574,026	494,886
Total liabilities		625,134	517,003
Net assets		12,619	7,596
Equity			
Other contributed equity		6,178	6,178
Reserves		(600)	-
Retained profits		7,041	1,418
Total equity	5	12,619	7,596

The balance sheet is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 10 to 29.

Emeco Limited and its Controlled Entities
Condensed consolidated interim statement of recognised income and expense
For the six months ended 31 December 2005

	31 December 2005 $'000
Adjustment on adoption of AASB 132 and AASB 139, net of tax, to:	
Cash flow hedges (opening balance)	(1,228)
Effective portion of changes in fair value on cash flow hedges (movement for period)	628
Net income recognised directly in equity	(600)
Profit for the half year	5,623
Total recognised income and expense for half year	5,023

The statement of recognised income and expense is to be read in conjuction with the notes to and forming part of the financial statements set out on pages 10 to 29.

Emeco Limited and its Controlled Entities
Condensed consolidated interim statement of cash flow
For the six months ended 31 December 2005

	31 December 2005 $'000
Cash flows from operating activities	
Cash receipts in the course of operations	126,829
Cash payments in the course of operations	(107,588)
Interest received	2,788
Interest paid	(18,552)
Income tax paid	(400)
Net cash provided by operating activities	3,077
Cash flows from investing activities	
Proceeds on disposal of non-current assets	922
Payment for property, plant and equipment	(49,917)
Net cash used in investing activities	(48,995)
Cash flows from financing activities	
Proceeds from borrowings	114,318
Loan from controlled entity	50,244
Loan to commonly related entities	(95,595)
Repayment of borrowings	(50,000)
Payment for deferred borrowing costs	(950)
Repayment of loan from commonly controlled entity	21,022
Net cash provided by financing activities	39,039
Net decrease in cash held	(6,879)
Cash at the beginning of the period	5,162
Cash at the end of the financial period	(1,717)

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out on pages 10 to 29.

1. Significant accounting policies

Emeco Limited (the "Company") is a company domiciled in Australia. The condensed consolidated interim financial report of the Company for the six months ended 31 December 2005 comprise the Company and its subsidiaries (together referred to as the "consolidated entity") and the consolidated entity's interest in associates and jointly controlled entities.

Emeco Limited was incorporated on 16 December 2004. Emeco Limited and its controlled entities did not trade in the half year period to 31 December 2004. Therefore there are no comparatives for the prior half year period.

The condensed consolidated interim financial report was authorised for issue by the directors on 13 March 2006.

(a) Statement of Compliance

The condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards and the Corporations Act 2001.

International Financial Reporting Standards ("IFRS") form the basis of Australian Accounting Standards adopted by the AASB, being Australian equivalents to IFRS ("AIFRS"). The interim financial report of the consolidated entity also complies with IFRSs and interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity's first AIFRS condensed consolidated interim financial report for part of the period covered by the first AIFRS annual financial report and AASB 1 *First time adoption of Australian equivalents to International Financial Reporting Standards*. The condensed consolidated interim financial report does not include all of the information required for a full annual financial report.

The interim financial report is to be read in conjunction with the most recent annual financial report, however, the basis of their preparation is different to that of the most recent annual financial report due to the first time adoption of AIFRSs. This report must also be read in conjunction with any public announcements made by Emeco Limited during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

An explanation of how the transition to AIFRSs has affected the reported financial position, financial performance and cash flows of the consolidated entity is provided in note 10. This note includes reconciliations of equity and profit and loss for comparative periods reported under Australian GAAP (previous GAAP) to those reported for those periods under AIFRSs.

(b) Basis of Preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis except that derivative financial instruments are stated at their fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Non-current assets are stated at the lower of carrying amount and fair value less costs to sell.

1. Significant accounting policies cont'd

The preparation of an interim financial report in conformity with AASB 134 *Interim Financial Reporting* requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

This condensed consolidated interim financial report has been prepared on the basis of AIFRSs in issue that are effective or available for early adoption at the consolidated entity's first AIFRS annual reporting date, 30 June 2006. Based on these AIFRSs, the Board of Directors have made assumptions about the accounting policies expected to be adopted when the first AIFRS annual financial report is prepared for the year-ended 30 June 2006.

The Australian Accounting Standards that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 30 June 2006 are still subject to change therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first AIFRS financial statements are prepared at 30 June 2006.

The preparation of the condensed consolidated interim financial report in accordance with AASB 134 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under previous GAAP. Except for the change in accounting policy relating to classification and measurement of financial instruments (refer note 8), the accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. The impact of the transition from previous GAAP to AIFRSs is explained in note 10. Where relevant, the accounting policies applied to the comparative period have been disclosed if they differ from the current period policy. The accounting policies have been applied consistently throughout the consolidated entity for purposes of this condensed consolidated interim financial report.

1. Significant accounting policies cont'd

(c) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial report from the date that control commences until the date that control ceases.

(ii) Associates

Associates are those entities for which the consolidated entity has significant influence, but not control, over the financial and operating policies. The condensed consolidated interim financial statements include the consolidated entity's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the consolidated entity's share of losses exceeds its interest in an associate, the consolidated entity's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the consolidated entity has incurred legal or constructive obligations or made payments on behalf of an associate.

(iii) Joint venture

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by contractual agreement.

Jointly controlled entities

In the condensed consolidated interim financial report, investments in jointly controlled entities are accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

The consolidated entity's share of the jointly controlled entity's net profit or loss recognised in the condensed consolidated interim income statement from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

(iv) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the condensed consolidated interim financial statements.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the consolidated entity's interest in the entity with adjustments made to the "Investment in associates" and "Share of associates net profit" accounts.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Gains and losses are recognised as the contributed assets are consumed or sold by the associates and jointly controlled entities or, if not consumed or sold by the associate or jointly controlled entity, when the consolidated entity's interest in such entities is disposed of.

1. Significant accounting policies cont'd

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at the date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, generally are translated to Australian dollars at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations, are translated to Australian dollars at rates approximating the foreign exchange rates ruling at the dates of the transitions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity.

(e) Derivative financial instruments

Current period policy

The consolidated entity uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the consolidated entity does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged (see accounting policy f).

The fair value of interest rate swaps is the estimated amount that the consolidated entity would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price.

Comparative period policy

The consolidated entity is exposed to changes in interest rates and foreign exchange rates from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

The quantitative effect of the change in accounting policy is set out in note 8.

1. Significant accounting policies cont'd

(f) Hedging

Current period policy

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, or the forecast transaction for a non-financial asset or non-financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e., when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Comparative period policy

Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated.

Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the income statement.

The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the balance sheet from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency current at reporting date.

The net amounts receivable or payable under currency, interest rate and commodity swaps, forward rate agreements and futures contracts and the associated deferred gains or losses are not recorded on the balance sheet until the hedge transaction occurs. When recognised the net receivables or payables are revalued using the interest or commodity rates current at reporting date.

1. Significant accounting policies cont'd

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedged transaction are recognised immediately in the income statement.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arose on the hedge prior to its termination are included in the income statement for the period.

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. When the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the income statement for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the income statement.

(g) Property, plant and equipment

(i) Owned assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation (see below) and impairment losses (see accounting policy m). The cost of self-constructed assets includes the cost of materials, direct labour, and an appropriate proportion of production overheads. The cost of self-constructed assets and acquired assets includes (i) the initial estimate at the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

(ii) Leased assets

Leased in terms of which the consolidated entity assumes substantially all of the risks and rewards of ownership are classified as finance leases.

(iii) Subsequent costs

The consolidated entity recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

1. Significant accounting policies cont'd

(iv) Depreciation

Items of property, plant and equipment excluding freehold land, are depreciated over their estimated useful lives and is charged to the income statement. Estimates of remaining useful lives are made on a regular basis, with annual re-assessments for major items.

Assets are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use. Where subsequent expenditure is capitalised into the asset, the estimated useful life of the total new asset is reassessed and depreciation charged accordingly.

Depreciation on buildings, leasehold improvements, furniture, fixture and fittings, office equipment, motor vehicles and sundry plant is calculated on a straight-line basis. Depreciation on plant and equipment is calculated on machine hours worked over their estimated useful life. The expected useful lives is as follows:

Leasehold Improvements	15 years
Plant and Equipment	3 – 15 years
Furniture, Fixtures and Fittings	10 years
Office Equipment	3 – 10 years
Motor Vehicles	5 years
Sundry Plant	7 – 10 years

(h) Intangible assets

(i) Goodwill

Business Combinations

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is no longer amortised but is tested annually for impairment (see accounting policy m). In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

(ii) Other intangible assets

Other intangible assets that are acquired by the consolidated entity are stated at cost less accumulated amortisation (see below) and impairment losses (see accounting policy m).

(iii) Subsequent expenditure

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(iv) Contract intangibles

Contract intangibles represent the consideration paid for the identifiable contract assets acquired as part of a business combination.

(v) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Goodwill is systematically tested for impairment at each annual balance sheet date. Other intangible assets are amortised from the date that they are available for use. The estimated useful lives are as follows:

Contract intangibles	0 – 4 years
Software	0 – 3 years

1. Significant accounting policies cont'd

(i) Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses (see accounting policy l).

(j) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of other inventories is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(k) Cash and cash equivalents

Cash and cash equivalents comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(l) Impairment

The carrying amounts of the consolidated entity's assets, other than inventories (see accounting policy j), employee benefit assets (see accounting policy n) and deferred tax assets (see accounting policy s), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated (see accounting policy l(i)).

For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated annually.

An impairment loss is recognised whenever the carrying amount of an asset of its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the income statement.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a *pro rata* basis.

Goodwill assets were tested for impairment at 21 January 2005, the date the Company acquired goodwill in a business combination. No impairment was recognised.

(i) Calculation of recoverable amount

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Significant receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

1. Significant accounting policies cont'd

(ii) *Reversals of impairment*

An impairment loss in respect of a receivable carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

An impairment loss in respect of goodwill is not reversed.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(m) Interest-bearing borrowings

Current accounting policy

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Comparative period policy

Bank loans are recognised at their principal amount. Interest expense is accrued at the contracted rate and included in Trade and Other Payables.

Notes payable are recognised when issued at the net proceeds received. Interest expense is accrued at the notes issued rate and included in other creditors and accruals.

The quantitative effect of the change in accounting policy is set out in note 8.

(n) Employee benefits

(i) Long-term service benefits

The consolidated entity's net obligation in respect of long-term service benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the consolidated entity's obligations.

(ii) Wages, salaries, annual leave and non-monetary benefits

Liabilities for employee benefits for wages, salaries and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs, such as, workers compensation insurance and payroll tax.

(iii) Defined contribution plan

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

(o) Provisions

A provision is recognised in the balance sheet when the consolidated entity has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of month and, when appropriate, the risks specific to the liability.

1. Significant accounting policies cont'd

(p) Trade and other payables

Trade and other payables are stated at amortised cost.

(q) Revenue

Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST) to the taxation authority.

Revenue from Sale of Machines and Parts

Revenue from the sale of machines and parts is recognised (net of returns, discounts and allowances) when the significant risks and rewards of ownership of the goods passes to the customer.

Revenue from Rental Income

Revenue from rental services is recognised when invoiced which is based on the number of machine hours worked in a period.

Revenue from Interest Income

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(r) Expenses

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

(ii) Finance lease payments

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Finance costs

Financing costs comprise interest payable on borrowings calculated using the effective interest method.

1. Significant accounting policies cont'd

(s) Income tax

Income tax on the income statement for the periods presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation

The Company joined a tax-consolidated group with effect from 16 December 2004. The head entity within the tax consolidated group is the Company's parent, Emeco Holdings Pty Limited.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by the Company (as head entity in the tax-consolidated group). Deferred tax assets and deferred tax liabilities are measured by reference to the carrying amounts of the assets and liabilities in the Company's balance sheet and their tax values applying under tax consolidation.

Any current tax liabilities (or assets) and deferred tax assets arising from unused tax losses assumed by the head entity from the subsidiaries in the tax consolidated group are recognised as amounts receivable or payable to other entities in the tax consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the head entity as an equity contribution to or distribution from the subsidiary. Distributions firstly reduce the carrying amount of the investment in the subsidiary and are then recognised as revenue.

The head entity in the tax consolidation group recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses assumed from subsidiaries are recognised by the head entity only.

1. Significant accounting policies cont'd

Nature of tax funding arrangements and tax sharing agreements
The members of the tax-consolidated group intend to enter into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. The tax funding arrangements require payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity, resulting in the head entity recognising an inter-entity receivable (payable) in the separate financial statements of the members of the tax consolidated groups equal in amount to the tax liability (asset) assumed. The inter-entity receivable (payable) are at call.

The head entity recognises the assumed current tax amounts as current tax liabilities (assets), adding to its own current tax amounts, since they are also due to or from the same taxation authority. The current tax liabilities (assets) are equivalent to the tax balances generated by external transactions entered into by the tax-consolidated group. Contributions to fund the current tax liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities.

The members of the tax-consolidated group have also entered into a tax sharing agreement. The tax sharing agreement provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(t) Segment reporting
A segment is a distinguishable component of the consolidated entity that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(u) Goods and Services Tax
Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

2. Revenue

	31 December 2005 $'000
Revenue from rental income	72,400
Revenue from sale of machine and parts	57,643
Revenue from maintenance services	5,091
Interest revenue	2,788
Profit on sale of non current assets	29
Sundry income	57

3. Segment reporting

Segment information is presented in the condensed consolidated interim financial statements in respect of the consolidated entity's business segments, which are the primary basis of segment reporting. The business segment reporting format reflects the consolidated entity's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Business Segments
The consolidated entity comprises the following main business segments, based on the consolidated entity's management reporting system:

Rental	Provides a wide range of earthmoving equipment to customers in Australia and Asia.
Sales	Sells a wide range of earthmoving equipment to customers in the civil construction and mining industries.
Parts	Procuring and supplying global sourced used and reconditioned parts to external customers and internally to the rental and sales division.
Maintenance	Maintenance, repair and refurbishment of customer plant and equipment.

Geographical segments
In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The consolidated entity's business operates solely in Australia:

Business segments
For the six months ended 31 December 2005

	Rental 2005 $000's	Sales 2005 $000's	Parts 2005 $000's	Maintenance 2005 $000's	Eliminations 2005 $000's	Consolidated 2005 $000's
Sales to external customers	72,400	45,308	12,335	5,091	-	135,134
Inter segment sales	-	-	1,235	96	(1,331)	-
Total segment revenue	72,400	45,308	13,570	5,187	(1,331)	135,134
Unallocated revenue						2,874
Total revenue						138,008
Segment result	19,339	3,014	1,411	(395)	-	23,369
Unallocated revenues and expenses						(15,327)
Profit before income tax expense						8,042
Income tax expense						(2,419)
Profit for the period						5,623

4. Property, plant and equipment

Acquisition and disposals

During the six months ended 31 December 2005, the consolidated entity acquired assets with a cost of $49,917,000. Assets with a net book value of $893,000 were disposed of during the six months ended 31 December 2005, resulting in a gain on disposal of $29,000.

Capital commitments

The consolidated entity has entered into commitments with certain suppliers for purchases of fixed assets, primarily rental fleet assets, in the amount of $33,853,000 payable within one year.

5. Capital and reserves

Reconciliation of movement in capital and reserves
Attributable to equity holders

Consolidated $000's	Issued capital	Other Contributed equity	Hedging reserve	Retained earnings	Total equity
Balance at 1 July 2005	-	6,178	-	1,418	7,596
Total recognised income and expense	-	-	(600)	5,623	5,023
Shares issued	-	-	-	-	-
Balance at 31 December 2005	-	6,178	(600)	7,041	12,619

6. Dividends

No dividends were paid by the Company during the period.

7. Interest bearing liabilities

During the period the consolidated entity increased its debt facility by an additional $175 million through its syndicated bank loans. Costs incurred in securing the additional debt has been treated in accordance with note 1(m).

8. Financial instruments

Changes to accounting policy
In the current half year the consolidated entity adopted AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity through retained earnings and hedge reserve at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet as at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

Reconciliation of financial instruments as if AASB 132 and 139 was applied at 1 July 2005

(1) Derivative financial instruments

	Notes	Previous GAAP $'000	1 July 2005 Effect of change of accounting policy $'000	AIFRS $'000
Deferred tax asset	(a)	2,712	527	3,239
Trade and other payables	(a)	-	1,755	1,755
Hedging reserves	(a)	-	(1,228)	(1,228)

Notes
(a) Under previous GAAP the consolidated entity did not recognise derivatives at fair value on the balance sheet. In accordance with AIFRS derivatives are now recognised at fair value. The effect in the consolidated entity is to increase trade and other payables by $1,755,000, an increase in deferred tax asset by $527,000 and a decrease in the hedging reserve by $1,228,000.

(2) Reclassification of deferred borrowing costs

	Notes	Previous GAAP $'000	1 July 2005 Effect of change of accounting policy $'000	AIFRS $'000
Other assets	(b)	16,376	(16,376)	-
Interest bearing liabilities	(b)	365,689	(16,376)	349,313

Notes
(b) Under previous GAAP deferred borrowings were classified as other non current assets. Under AASB 139 these have been reclassified as an offset to interest bearing liabilities. Refer to note (1m).

8. Financial instruments cont'd

Hedging of fluctuations in interest rates

The consolidated entity adopts a policy of ensuring that at least 75 percent of its interest bearing liabilities are hedged or bears interest at a fixed rate. Interest rate swaps have been entered into to achieve an appropriate mix of fixed and floating rate exposure within the consolidated entity's policy. The swaps mature over the next five years following the maturity of the related loans.

The consolidated entity classifies interest rate swaps as cash flow hedges and measures them at fair value. The fair value of swaps at 1 July 2005 was adjusted against the closing balance of the hedging reserve at that date.

The net fair value of swaps at 31 December 2005 was $857,000 comprising assets of $Nil and liabilities of $857,000. These amounts were recognised as derivatives measured at fair value.

At 31 December 2005, the consolidated entity had interest rate swaps with a notional contract amount of AUD200,0000,000 and CAD40,000,000 (30 June 2005: AUD200,000,000 and CADNil).

9. Events subsequent to reporting date

Acquisition of entity

On 1 January 2006, the consolidated entity acquired Andy's Earthmoving Hire and Sales ("Andy's") for a purchase consideration of $35.6 million. Andy's is an Australian based heavy equipment rental and sales company, located in Bendigo, Victoria. The acquisition will accelerate the Group's expansion within the south east region of Australia.

10. Explanation of transition to AIFRSs

As stated in note 1(a), these are the consolidated entity's first condensed consolidated interim financial statements for part of the period covered by the first AIFRS annual consolidated financial statements prepared in accordance with Australian Accounting Standards – AIFRSs.

The accounting policies in note 1 have been applied in preparing the condensed consolidated interim financial statements for the six months ended 31 December 2005 and the financial statements for the year ended 30 June 2005. As the consolidated entity did not commence trading until 1 January 2005 there are no comparatives for the six months ended 31 December 2004.

In preparing the financial statements for the year period 30 June 2005, the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's balance sheet, income statement and cash flows is set out in the following tables and the notes that accompany the tables.

		Consolidated For the period ended 30 June 2005		
	Note	Previous GAAP $'000	Transition impact $'000	AIFRS $'000
Revenue	(a)	181,294	(1,023)	180,271
Changes in machinery and parts inventory		743	-	743
Machinery and parts purchases and consumables		(52,559)	-	(52,559)
Repairs and maintenance		(20,575)	-	(20,575)
Hired in equipment and labour		(2,525)	-	(2,525)
Cost of the sale of non-current assets	(a) (b)	(36,885)	1,699	(35,186)
Employee expenses		(7,693)	-	(7,693)
Other expenses from ordinary activities		(11,716)	-	(11,716)
Share of profits of joint venture entities accounted for using the equity method		(4)	-	(4)
EBITDA[1]		50,080	676	50,756
Depreciation expense		(15,058)	-	(15,058)
Amortisation expense	(c)	(14,282)	4,875	(9,407)
EBIT[2]		20,740	5,551	26,291
Borrowing costs		(17,500)	-	(17,500)
Profit from ordinary activities before related income tax expense		3,240	5,551	8,791
Income tax expense relating to ordinary activities	(d)(e)	(1,102)	(6,271)	(7,373)
Net Profit		2,138	(720)	1,418

10. Explanation of transition to AIFRSs cont'd

	Note	Previous GAAP $'000	Consolidated 30 June 2005 Transition impact $'000	AIFRS $'000
Current Assets				
Cash assets		5,162	-	5,162
Receivables		30,420	-	30,420
Inventories		69,272	-	69,272
Other		125	-	125
Total current assets		104,979	-	104,979
Non-current assets				
Receivables		39,318	-	39,318
Intangible assets	(c)(d)(f)	178,483	11,251	189,734
Investments accounted for using the equity method		58	-	58
Property, plant and equipment	(f)	171,558	(136)	171,422
Deferred tax asset	(e)	-	2,712	2,712
Other		16,376	-	16,376
Total non-current assets		405,793	13,827	419,620
Total assets		510,772	13,827	524,599
Current Liabilities				
Payables		20,515	-	20,515
Provisions		1,602	-	1,602
Total current liabilities		22,117	-	22,117
Non-current Liabilities				
Interest bearing liabilities		365,689	-	365,689
Non interest bearing liabilities		119,501	-	119,501
Deferred tax liability	(d)(e)	-	9,045	9,045
Provisions		651	-	651
Total non-current liabilities		485,841	9,045	494,886
Total liabilities		507,958	9,045	517,003
Net assets		2,814	4,782	7,596
Equity				
Contributed equity	(e)	-	6,178	6,178
Accumulated loss		2,814	(1,396)	1,418
Total equity		2,814	4,782	7,596

10. Explanation of transition to AIFRSs cont'd

(a) Under previous GAAP, the gross proceeds of non-current asset sales are included as revenue. The carrying amount of non-current assets sold are included in the cost of the sale of non-current assets. Under AIFRS sales of non-current assets are recorded on a net basis and are recorded as profit/loss from sale of non-current assets in the income statement.

The effect is to decrease revenue and cost of the sale of non-current assets by $1,023,000 respectively for the period ended 30 June 2005.

(b) Under previous GAAP the Foreign Currency Translation Reserve ("FCTR") for a foreign subsidiary was transferred directly to retained earnings upon the sale of the entity. Under AIFRS the FCTR is recognised in the profit and loss upon sale of the subsidiary.

The effect on the consolidated entity was a decrease in the cost of sale of non-current assets by $676,000 there by increasing the profit on sale.

(c) Under previous GAAP, the carrying amount of goodwill was amortised on a straight-line basis over 20 years. Under AIFRS goodwill will not be subject to amortisation but tested for impairment annually.

The impact on results for the period ended 30 June 2005 resulted in an increase in profit before tax of $4,875,000 from the reversal of the goodwill amortisation for the consolidated entity and a corresponding increase in goodwill.

There were no impairment adjustments for the consolidated entity for the period ended 30 June 2005.

(d) Under previous GAAP and AIFRS rental contracts that met the definition of a contract intangible asset have been recognised as part of a business combination. Under AIFRS, the initial recognition of a contract intangible resulted in the recognition of a deferred tax liability and a corresponding increase to goodwill of $6,240,000. Amortisation of the contract intangible asset will reduce its carrying value and the associated deferred tax liability, resulting in a reduction to income tax expense. The impact from the amortisation of the contract intangible for the period ended 30 June 2005 has resulted in a decrease in income tax expense and deferred tax liabilities of $2,790,000.

(e) Under previous GAAP current, deferred taxes and income tax expenses were transferred to the head entity under tax consolidations through income tax expense in the profit and loss. Under AIFRS only the current tax liability and tax assets arising from unused tax losses are transferred to the head entity of the tax consolidated group. The impact of these adjustments resulted in an increase to income tax expense $9,061,000, an increase in deferred tax assets and deferred tax liabilities of $2,712,000 and $5,595,000 respectively. In the absence of a tax funding agreement as at 30 June 2005, these entries have been reflected as an increase in equity of $6,178,000 of the subsidiary to the head entity of the tax consolidated group.

(f) Under previous GAAP software assets developed for internal use were included in property, plant and equipment. Under AIFRS software assets developed for internal use were reclassified from property, plant and equipment to intangible assets. This is resulted in a reclassification of $136,000 in the consolidated entity 30 June 2005.

Impact of change in accounting policy on opening balances
As the period ended 30 June 2005 was the consolidated entity's first reporting period, the consolidated entity's opening balance at date of incorporation were nil. Therefore there is no impact on the opening balances.

Explanation of material adjustments to the cash flow statement for 2005
There are no material differences between the cash flow statement presented under AIFRSs and the cash flow statement presented under previous GAAP.

Directors' Declaration

In the opinion of the directors of Emeco Limited ("the company"):

1. the financial statements and notes set out on pages 6 to 29, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2005 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 13th day of March 2006

Signed in accordance with a resolution of the directors:

Laurie Freedman
Managing Director



Independent review report to the members of Emeco Limited

Scope

The financial report and directors' responsibility

The financial report comprises the condensed consolidated interim income statement, balance sheet, statement of recognised income and expense, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for the Emeco Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2005. The Consolidated Entity comprises Emeco Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for preparing the relevant reconciling information regarding adjustments required under the Australian Accounting Standard AASB 1 *First-Time Adoption of Australian equivalents to International Financial Reporting Standards*

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 134 *Interim Financial Reporting* and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.



Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Emeco Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 134 *Interim Financial Reporting* and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG

B C FULLARTON
Partner

Perth
13 March 2006

Emeco Limited and its Controlled Entities
Condensed consolidated interim statement of recognised income and expense
For the six months ended 31 December 2005

Attachment III

	31 December 2005 $'000
Adjustment on adoption of AASB 132 and AASB 139, net of tax, to:	
Cash flow hedges (opening balance)	(1,228)
Effective portion of changes in fair value on cash flow hedges (movement for period)	628
Exchange differences on translation of foreign operations	1,937
Net income recognised directly in equity	1,337
Profit for the half year	9,743
Total recognised income and expense for half year	11,080
Total recognised income and expense for the half year attributed to	
Equity holders of the parent	4,210
Minority interest	6,870
Total recognised income and expense for the period	11,080

Emeco Limited and its Controlled Entities
Condensed consolidated interim statement of cash flow
For the six months ended 31 December 2005

Attachment IV

	31 December 2005 $'000
Cash flows from operating activities	
Cash receipts in the course of operations	158,938
Cash payments in the course of operations	(133,156)
Interest received	184
Interest paid	(18,552)
Income tax paid	(5,519)
Net cash provided by operating activities	1,895
Cash flows from investing activities	
Proceeds on disposal of non-current assets	5,711
Payment for controlled entities (net of cash acquired)	(15,926)
Payment for property, plant and equipment	(100,761)
Net cash used in investing activities	(110,976)
Cash flows from financing activities	
Proceeds from issue of shares	49,577
Proceeds from borrowings	125,068
Repayment of borrowings	(66,662)
Payment for deferred borrowing costs	(950)
Finance lease payments	(3,627)
Net cash provided by financing activities	103,406
Net decrease in cash held	(5,675)
Cash at the beginning of the period	11,039
Cash at the end of the financial period	5,364


RECEIVED
2006 SEP 14 A 8:55



Emeco Limited

Market release
15 February 2006

Emeco Group to consider capital raising options

The Board of Emeco Holdings Pty Limited today announces it is seeking proposals from a number of Investment Banks to provide advice and assistance on Capital Raising options, including the possibility of a future Initial Public Offering ("IPO") for the Emeco business.

Managing Director of Emeco, Mr Laurie Freedman, said several significant growth opportunities have reached an advanced stage and have required Emeco to consider its funding requirements for the balance of 2006 and 2007. These opportunities include organic growth in business with existing customers in Australia, acquisition opportunities which have come to light in North America and an expansion of Emeco's European capability.

Mr Freedman said that, "As a result of our continuing success, it is likely the additional A$225 million of funding raised in late 2005 will be fully committed before the end of 2006. The directors have therefore decided to bring forward consideration of a further Capital Raising for the business to fund the growth of the group into 2007 and beyond."

"Emeco has been very successful in capturing growth opportunities as they have arisen because we have had sufficient funds available to deploy quickly. We need to ensure we continue to have access to adequate funding to fully support future growth in numbers of heavy earthmoving machines used in the mining and construction markets in Australia, Europe, North America and Indonesia", Mr Freedman said.

Since the management buy out of Emeco in December 2004, in conjunction with Archer Capital and Pacific Equity Partners, Emeco has been focused on growing its leading market position in Australia and Indonesia, both organically and by acquisition. Emeco has recently acquired a 'beach-head' into the North American markets, focused initially on accelerating the penetration of rental equipment servicing the huge Oil Sand operations in Alberta, Canada. Additionally, Emeco has recently consolidated its pre-eminent global sourcing and procurement platform of low-houred, heavy earthmoving

equipment with the recruitment of a number of key personnel who are located around the world in significant sourcing markets.

Founded over 30 years ago, Emeco is a large renter of heavy earthmoving equipment globally. Emeco also possesses a leading procurement and sourcing network that operates through out the world's major earthmoving equipment markets.

For further information please contact	Laurie Freedman, Managing Director, Emeco Holdings Pty Limited TEL (08) 9420 0222 Greg Minton, Chairman, Emeco Holdings Pty Limited TEL (02) 8243 3333




RECEIVED
2006 SEP 14 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Emeco Limited

Market release
10 January 2006

Emeco Group completes acquisition of Andy's Earthmovers

Emeco International Pty Ltd, a wholly owned subsidiary of Emeco Ltd, has completed the acquisition of the business and assets of Andy's Earthmovers ("**Andy's**"), a large independent earthmoving equipment rental and sales business based in Bendigo, Victoria.

The acquisition price for Andy's was approximately $35.6 million comprising total cash consideration of approximately $31.6 million, with the remaining consideration being in the form of ordinary shares in Emeco Holdings Pty Ltd. The cash consideration is totally supported by the value of the Andy's earthmoving fleet, spare parts and inventory.

Emeco Ltd's Chief Executive Officer, Laurie Freedman, said "We look forward to exploring the growth opportunities which Andy's gives us and to expanding the Emeco business model in south eastern Australia, particularly regional Victoria, southern New South Wales and Tasmania."

For further information please contact:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9420 0222



Emeco Limited

Emeco's strategic focus in Australia continues to be on organic growth opportunities in existing markets and on opportunities to acquire existing earthmoving rental businesses like Andys' as platforms to extend Emeco's business model into regions in which it does not currently have a strong market presence.

Laurie Freedman said, "The acquisition of Andy's is Emeco's first Australian acquisition since the leveraged buy out of the Emeco group in January 2005 and will enable Emeco to explore growth opportunities and expand its business model in south eastern Australia, particularly regional Victoria, southern New South Wales and Tasmania." He added that, "Emeco's business model continues to enjoy organic growth in its existing markets. Our strategic aim is to supplement this organic growth with further acquisitions and we are continuing to look for other suitable acquisition opportunities in the Australian market."

For further information please contact:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

or

Mr Robin Adair
Chief Financial Officer
+61 8 9420 0222




RECEIVED
2006 SEP 14 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Emeco Limited

Market release
13 December 2005

Emeco Group acquisition of Andy's Earthmovers

Further to the announcement made earlier today by Emeco regarding its acquisition of Andy's Earthmovers ("Andy's"), the acquisition price for Andy's will be approximately $34.5 million and will comprise cash of $30.5 million, with the remaining consideration being in the form of ordinary shares in Emeco Holdings Pty Ltd.

The cash consideration for Andy's is totally supported by the value of its earthmoving fleet, spare parts and inventory.

For further information please contact:

Mr Laurie Freedman	or	Mr Robin Adair
Chief Executive Officer		Chief Financial Officer
+61 8 9420 0222		+61 8 9420 0222

PO Box 1173
West Perth WA 6372

10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Limited A.C.N. 112 227 728



Emeco Limited

Market release
3 November 2005

Emeco raises capital to fund ongoing growth

Emeco Holdings Pty Ltd, the parent company of Emeco Ltd, has completed a $50 million capital raising from the company's principal shareholders, which comprise private equity funds advised by Archer Capital and Pacific Equity Partners.

In addition to the $50 million equity contribution to Emeco Holdings Pty Ltd, Emeco Ltd is in the final stages of negotiating a substantial increase in its existing senior debt facility limit with its bankers, which consist of a syndicate of domestic and offshore banks. It is expected that the negotiation and documentation of the facility increase will be completed within the next week.

Following the increase in Emeco Ltd's senior debt facility, the Emeco Group will have approximately $225 million additional capital available which the Group will use to fund its growth, both domestically and internationally.

The Managing Director of Emeco, Mr Laurie Freedman said, "we continue to experience strong demand for our core products and services in all our local, regional and international businesses. This demand, and our ongoing search for acquisition opportunities, have required us to re-examine the growth capital requirements of the Emeco Group in the short to medium term. The additional $225 million of capital provided by our shareholders and banking syndicate will enable the Emeco Group to exploit a range of attractive opportunities in Australia and internationally."

For further information please contact:

Mr Laurie Freedman	or	Mr Robin Adair
Chief Executive Officer		Chief Financial Officer
+61 8 9420 0222		+61 8 9420 0222


Emeco Limited

31 October 2005

The Manager
Company Announcements Office
Australian Stock Exchange
Level 6, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Emeco Limited - results of Annual General Meeting

In accordance with Listing Rule 3.13.2, the Company advises that all resolutions put before the Annual General Meeting today were passed on a show of hands. These resolutions related to the adoption of the remuneration report and the election of Mr Alec Brennan as a director.

Section 251AA of the Corporations Act 2001 requires Emeco Ltd to notify ASX of the prescribed details in relation to the voting of validly appointed proxies at the Annual General Meeting. Emeco Holdings Pty Ltd, the sole shareholder of Emeco Ltd, appointed Mr Robin Adair as its corporate representative to attend and vote at the meeting. Accordingly, no proxies were appointed to vote at the meeting and therefore no proxy votes were exercisable at the meeting.

Yours faithfully

M. Kirkpatrick

Michael Kirkpatrick
Company Secretary

PO Box 1173
West Perth WA 6972

10 Ord Street
West Perth WA 6005

Telephone: (08) 9420 0222
Facsimile: (08) 9321 1366

Emeco Limited A.C.N. 112 227 728

Constitution

of

Emeco Limited

ACN 112 227 728

BAKER & M^cKENZIE
Solicitors
Level 26 AMP Centre
50 Bridge Street
SYDNEY NSW 2000
Tel (02) 9225-0200
Fax (02) 9225-1595



171358-v1\SYDDMS\PB4

13 10 2005

Contents

Corporations Act 2001

A Company Limited by Shares

Constitution

of

Emeco Limited

ACN 112 227 728

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1. Preliminary

1.1 Definitions

In this Constitution, unless the context otherwise requires:

Act means the *Corporations Act 2001*;

ASIC means Australian Securities and Investments Commission;

ASX means Australian Stock Exchange Limited;

ASTC means ASX Settlement and Transfer Corporation Pty Ltd

Board means the Directors acting as a Board of Directors;

Business day has the same meaning as in the Listing Rules;

CHESS means the Clearing House Electronic Sub register System established and operated by ASTC;

CHESS approved securities means securities approved by ASTC in accordance with the Settlement Rules;

Company means Emeco Limited ACN 112 227 728;

Constitution means the constitution of the Company for the time being in force;

Directors means the directors of the Company from time to time, and in clause 35 includes alternate directors;

Financial Year has the meaning given to the term "financial year" in the Act;

Home Branch means the branch of the ASX designated to the Company by the ASX;

Listing Rules means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the Official List, each as amended or replaced from time to time, except to the extent of any express written waiver granted by ASX;

Member means a person who is entered in the Register as the holder of Shares in the capital of the Company;

Month means calendar month;

Office means the registered office for the time being of the Company;

Official List has the same meaning given to the term "official list" in the Listing Rules;

Register means the registers and/or sub registers of Members to be kept under the Act and the Listing Rules;

Related Body Corporate has the same meaning given to the term "related body corporate" in the Act;

Resolution means a resolution other than a Special Resolution;

Restricted Securities has the same meaning given to it in the Listing Rules;

Secretary means a person appointed as secretary of the Company and also includes any person appointed to perform the duties of secretary on a temporary basis and any duly appointed assistant secretary;

Settlement Rules means the settlement rules of the ASTC as amended or replaced from time to time;

Shares means shares in the capital of the Company; and

Special Resolution has the same meaning given to the term "special resolution" in the Act.

1.2 *Corporations Act 2001* and Listing Rules definitions

In this Constitution, unless the context otherwise requires, if an expression is defined in, or given a meaning for the purposes of, the Act or the Listing Rules that expression has the same definition or meaning in this Constitution to the extent that it relates to the same matter for which it is defined or given a meaning in the Act or the Listing Rules.

1.3 Interpretation

In this Constitution, unless the context otherwise requires:

(a) a reference to:

(i) the singular includes the plural and the other way round;

(ii) a gender includes every gender;

(iii) the Act, any section, regulation or schedule of the Act or any other legislation is a reference to that law as amended, consolidated, supplemented or replaced;

(iv) **in writing** or **written** includes printing, lithography, photography and other means of representing or reproducing words in a visible form;

(v) **paid up** or **paid** includes credited as paid up or paid;

(vi) **dividend** includes bonus;

(vii) any person includes a reference to any individual, company, body corporate, association, partnership, firm, joint venture, trust or government agency;

(viii) a person includes the person's successors and legal personal representatives;

(ix) a body (including an institute, association, authority or government agency) whether statutory or not:

(A) which ceases to exist; or

(B) whose powers are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(x) the word **including** or **includes** means **including but not limited to** or **including without limitation**; and

(b) headings are for convenience only and must be ignored in interpreting this Constitution.

1.4 Replaceable rules not to apply

To the maximum extent permitted by the Act, the provisions of the Act which apply as replaceable rules are displaced completely by this Constitution in relation to the Company.

1.5 Constitution subject to the Act

This Constitution is subject to the Act. Where there is any inconsistency between a clause of this Constitution and the Act, the Act prevails to the extent of the inconsistency.

1.6 Listing Rules and Settlement Rules only to have effect if Company is listed

In this Constitution, a reference to the Listing Rules or Settlement Rules has effect only if at the relevant time the Company is admitted to the Official List and is otherwise to be disregarded.

1.7 Constitution subject to Listing Rules if Company is listed

If the Company is admitted to the Official List, the following clauses apply:

(a) Despite anything contained in this Constitution, if the Listing Rules prohibit an act being done, the act must not be done.

(b) Nothing contained in this Constitution prevents an act being done that the Listing Rules requires to be done.

(c) If the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Rules require this Constitution to contain a provision and it does not contain that provision, this Constitution is deemed to contain that provision.

(e) If the Listing Rules require this Constitution not to contain a provision and it contains that provision, this Constitution is deemed not to contain that provision.

(f) If any provision of this Constitution is or becomes inconsistent with the Listing Rules, this Constitution is deemed not to contain that provision to the extent of the inconsistency.

1.8 Limited liability of members

The Company is a company limited by shares.

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2. Share Capital

2.1 Allotment and issue of Shares under control of Directors

The Directors control the allotment and issue of Shares. Subject to the Act and the Listing Rules, the Directors:

(a) may allot, issue or otherwise dispose of Shares to any persons, on any terms and conditions, at that issue price and at those times as the Directors think fit;

(b) have full power to give any person a call or option over any Shares during any time and for any consideration as the Directors think fit; and

(c) may issue Shares with any preferential, deferred or special rights, privileges or conditions or with any restrictions (whether in regard to dividend, voting, return of Share capital or otherwise) as the Directors determine.

2.2 Company may issue preference Shares

The Company may issue preference Shares including preference Shares which are, or which at the option of the Company or holder may be, liable to be redeemed or converted into ordinary Shares.

2.3 Rights of holders of preference Shares

All preference Shares issued by the Company confer on the holders of those preference Shares:

(a) the same rights as holders of ordinary Shares to receive notices, reports and accounts and to attend general meetings of the Company; and

(b) the right to vote in each of the following circumstances and in no others:

  (i) during a period when a dividend (or part of a dividend) for the Share is in arrears:

  (ii) on a proposal to reduce the Company's share capital;

  (iii) on a Resolution to approve the terms of a buy-back agreement:

  (iv) on a proposal that affects rights attached to the Share;

  (v) on a proposal to wind up the Company;

(vi) on a proposal to dispose of the whole of the Company's property, business and undertaking; and

(vii) during the winding up of the Company.

2.4 Deferred Shares

The Company may issue Deferred Shares which confer on the holders of those Shares:

(a) the same rights as holders of ordinary Shares to receive notices, reports and accounts and to attend general meetings of the Company;

(b) no right to receive dividends;

(c) no rights to receive or participate in a distribution of surplus assets on a winding up; and

(d) the right to vote in each of the following circumstances and in no others:

(i) during a period when a dividend (or part of a dividend) for the Share is in arrears:

(ii) on a proposal to reduce the Company's share capital;

(iii) on a Resolution to approve the terms of a buy-back agreement:

(iv) on a proposal that affects rights attached to the Share;

(v) on a proposal to wind up the Company;

(vi) on a proposal to dispose of the whole of the Company's property, business and undertaking; and

(vii) during the winding up of the Company.

2.5 Non-voting Ordinary Shares

The Company may issue Non-voting Ordinary Shares which confer on the holders of those Shares:

(a) the same rights as holders of ordinary Shares to receive notices, reports and accounts and to attend general meetings of the Company;

(b) the same rights as holders of ordinary Shares to receive dividends;

(c) the same rights as holders of ordinary Shares to receive or participate in a distribution of surplus assets on a winding up;

(d) the right to vote in each of the following circumstances and in no others:

(i) during a period when a dividend (or part of a dividend) for the Share is in arrears:

(ii) on a proposal to reduce the Company's share capital;

(iii) on a Resolution to approve the terms of a buy-back agreement:

(iv) on a proposal that affects rights attached to the Share;

(v) on a proposal to wind up the Company;

(vi) on a proposal to dispose of the whole of the Company's property, business and undertaking; and

(vii) during the winding up of the Company; and

(e) the right, obligation or ability to convert the Non-voting Ordinary Shares into ordinary Shares in accordance with their terms of issue.

2.6 Brokerage or commission

Subject to the provisions and restrictions contained in the Act and the Listing Rules, the Company may pay brokerage or commission to any person in consideration of that person subscribing or agreeing to subscribe (whether absolutely or conditionally) for any Shares in the Company or for procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares in the Company. Any brokerage or commission may be paid or satisfied in cash, Shares, debentures or other securities of the Company or otherwise as the Directors determine.

2.7 Joint Holders

2 or more persons registered as the holders of any Share are deemed to hold the Share as joint tenants with benefits of survivorship, subject to the following provisions:

(a) the joint holders are jointly and severally liable for all payments (including calls and instalments) made for the Share;

(b) if a joint holder dies, the survivor or survivors are the only person or persons recognised by the Company as having any title to the Share, but the Directors may require evidence of death;

(c) any 1 joint holder may give a valid receipt for any dividend, bonus or return of capital payable to the joint holders; and

(d) delivery of a notice or a certificate for a Share to any joint holder is sufficient delivery to all the joint holders.

2.8 More than 3 persons registered

If more than 3 persons are noted in the Register as holders of securities of the Company, or a request is made to register more than 3 persons then (except in the case of executors or trustees or administrators of a deceased Member), the first 3 persons named in the Register or the request (as the case may be) are deemed to be the holders of those securities and no other persons will be regarded by the Company as a holder of those securities for any purpose.

2.9 Recognition of trusts or other interests

Subject to the provisions of the Act, the Company is entitled to treat the registered holder of any Shares as the absolute owner of those Shares and, accordingly, the Company is not bound to recognise (whether or not it has notice):

(a) a person as holding a Share on any trust; or

(b) any equitable, contingent, future or partial interest in any Share or unit of a Share.

3. Certificates

3.1 Certificated holdings

The provisions of this clause 3 apply only to the extent that the Company is required by the Act, the Listing Rules or the Settlement Rules to issue certificates for Shares or other marketable securities of the Company, and then only for those Shares or other marketable securities for which certificates are required to be issued.

3.2 Issue of certificates

Subject to this Constitution, where the Company is required by the Act, the Listing Rules or the Settlement Rules to issue certificates for Shares or other marketable securities of the Company, the certificates must be issued in accordance with the Act, the Listing Rules and Settlement Rules and must include all information required by the Act, the Listing Rules and Settlement Rules.

3.3 Entitlement of Member to certificate

Subject to this Constitution, every Member is entitled free to 1 certificate for each class of Shares or other marketable securities registered in its name or to several certificates each for a reasonable proportion of those Shares or marketable securities.

3.4 Certificate for joint holders

Where Shares or other marketable securities are registered in the names of 2 or more persons, only 1 certificate is required to be issued for each class of those Shares or marketable securities.

3.5 Cancellation of certificate on transfer

(a) Subject to this Constitution, on every application to register the transfer of any Shares or other marketable securities or to register any person as a Member in respect of any Shares or other marketable securities which may have been transmitted to that person by operation of law, the certificate for those Shares or other marketable securities must be delivered up to the Company for cancellation.

(b) The Company must issue a new certificate in similar form specifying the Shares or other marketable securities transferred or transmitted and deliver it to the transferee or transmittee within 5 business days after the registrable transfer or transmission notice is lodged with the Company.

(c) If registration is required for some only of the Shares or other marketable securities specified on the certificate delivered up to the Company, a new certificate specifying the Shares or other marketable securities remaining untransferred or untransmitted must be delivered to the transferor.

3.6 Replacement of certificates

(a) The Company must issue a replacement certificate:

  (i) if the certificate is worn out or defaced, on production of the certificate to the Company to be replaced and cancelled; or

  (ii) if the certificate is lost or destroyed, on the Company being furnished with:

(A) evidence that the certificate has been lost or destroyed, and has not been disposed of or pledged, as is required by the Act;

(B) an undertaking to return the certificate, if found, as required by the Act; and

(C) if the Directors consider it necessary, a bond or indemnity as the Act authorises the Directors to require.

(b) The Company must issue all replacement certificates within 5 business days after receiving the original certificate or evidence of loss or destruction.

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4. CHESS

4.1 Participation in CHESS

While the Company is admitted to the Official List it must participate in CHESS to the extent required by the Listing Rules.

4.2 Compliance with Settlement Rules

The Company must comply with the Settlement Rules if any of its securities are CHESS approved securities. In particular the Company must comply with the requirements of the Settlement Rules and Listing Rules about maintenance of registers, issuing holding statements and transfers in relation to its CHESS approved securities.

4.3 Registers

If the Company's securities are CHESS approved securities, in addition to the CHESS sub register, the Company must provide for an issuer sponsored sub register, or a certificated sub register, or both (at least if the Company has Restricted Securities on issue).

4.4 No interference with proper ASTC transfer

The Company must not prevent, delay or interfere with the generation of a proper ASTC transfer or the registration of a paper-based transfer in registrable form (which satisfies the requirements of clause 8), except as permitted by clause 8.4, the Listing Rules or Settlement Rules.

---

5. Lien

5.1 Lien

(a) The Company has a first and paramount lien on every Share for:

(i) unpaid calls and instalments on those Shares;

(ii) if the Shares were acquired under an employee incentive scheme, any amount owing to the Company for acquiring those Shares; and

(iii) any amount the Company is required by law to pay (and has paid) in respect of the Share of a Member or deceased Member.

(b) A lien extends to reasonable interest at any rates the Directors may determine, and expenses incurred because the amount is not paid.

5.2 Extent of lien

The Company's lien on a Share extends to all dividends, bonuses and other moneys payable for the Share including the proceeds of sale of the Share. The Company may deduct or set-off against any dividends, bonuses or other moneys subject to the Company's lien any moneys due and payable to the Company.

5.3 Exemption from lien

The Directors may at any time declare any Share to be wholly or in part exempt from the provisions of clauses 5.1 and 5.2.

5.4 Sale under lien

Subject to clause 7, the Company may sell or otherwise dispose of any Shares on which the Company has a lien in any manner if, and only if:

(a) an amount in respect of which the lien exists is presently payable (**the Sum**); and

(b) 30 days has expired from the Company giving written notice (**Notice**) to the registered holder of the Shares, or to the person entitled to the Shares because of the death or bankruptcy of the registered holder; and

(c) the Notice specified:

  (i) the Sum; and

  (ii) that payment must be made by a date at least 10 business days after the date of the Notice; and

  (iii) a reasonable place and method for payment; and

  (iv) that if payment were not made as required, the Shares would be sold under the lien; and

(d) the Notice has not been complied with.

5.5 Proceeds of sale of Shares sold under lien

The Company must:

(a) apply the net proceeds of Shares sold under lien (after payment of all costs and expenses incurred in selling the Shares) (**Net Proceeds**) in payment of the Sum; and

(b) pay the balance of the Net Proceeds to the person registered as the holder of the Shares immediately before the Shares were sold or as that person directs.

The remedy of any person aggrieved by the sale or disposal of its Shares under this clause is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

5.6 Transfer on sale under lien

(a) The Company must register the purchaser as holder of the Shares transferred.

(b) The purchaser of the Shares transferred is not bound to see that the purchase money is properly applied as set out in this clause 5.

(c) The purchaser's title to the Shares is unaffected by any irregularity or invalidity in connection with the sale or the application of the purchase money.

5.7 Company may forfeit instead

If clause 7 applies to a Share on which a call is unpaid, the Company may choose which of the sale and other procedures under clauses 5 and 7 it will use. Choosing to use procedures under one of those clauses does not limit the Company's rights under the other clause.

---

6. Calls

6.1 Directors may make calls

(a) The Directors may make calls as they think fit on the Members for all moneys unpaid on Shares held by those Members which are not moneys made payable by the conditions of allotment at fixed times.

(b) A call is deemed to have been made when the Resolution of the Directors authorising that call was passed.

(c) A call may be made payable by instalments.

(d) The Directors may revoke or postpone a call.

6.2 Notice of calls

The Company must give written notice of a call at least 30 business days before the call is due. The notice must specify the time and place for payment and any other information required by the Listing Rules. The non-receipt of any notice by, or the accidental omission to give notice of any call to, any Member will not invalidate the call.

6.3 Difference in terms of issue as to calls

The Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls to be paid and the time for payment of those calls.

6.4 Fixed payments deemed calls

Any sum which, by the terms of issue of a Share, becomes payable on allotment or at any fixed date, will for the purposes of this Constitution be deemed to be a call duly made and payable on the date on which the sum is payable. In case of non-payment, all the relevant provisions of this Constitution as to payment of interest and expenses, forfeiture or otherwise will apply as if the sum had become payable by virtue of a call duly made and notified.

6.5 Interest on sums not paid

A sum called in respect of a Share and not paid on or before the date for payment bears interest from the date for payment to the time of actual payment at any rates as the Directors may determine. The Directors may waive payment of interest, either in whole or in part.

6.6 Payment of calls

Each Member must pay the amount of every call made on it at the times and places appointed by the Directors.

6.7 Proof of calls

In any proceeding to recover moneys due for any call, it is sufficient and conclusive evidence of the debt if it is proved that:

(a) the name of the Member sued is entered in the Register as the holder or 1 of the holders of the Shares in respect of which the call was made; and

(b) the Resolution making the call was recorded in the minute book; and

(c) notice of the call was given to the Member sued in accordance with this Constitution.

6.8 Prepayment of calls

The Directors may receive from any Member willing to advance it, all or any part of the amount unpaid on the Shares held by that Member beyond the sums actually called up. The Directors may then either:

(a) if the Member so requests, make a call on the Member for the amount advanced, pro rata in respect of all Shares held by that Member on which moneys remain unpaid or on any other basis as agreed between that Member and the Directors; or

(b) authorise payment by the Company of interest on the whole or any part of the amount so received until the amount becomes due or is repaid at the rate agreed between the Member paying the sum in advance and the Directors. The Directors may at any time authorise repayment of the whole or any part of the amount paid in advance on giving the Member 1 Month's notice of the date for repayment.

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7. Forfeiture of Shares

7.1 Forfeiture on non-payment of calls

Unless the Directors otherwise determine, any Share on which a call is unpaid 14 days after the day for its payment has expired will be absolutely forfeited without any Resolution of the Directors or other proceeding being required. Subject to the Act and the Listing Rules, the Directors may then proceed to cancel or sell the forfeited Shares.

7.2 Evidence of forfeiture

A written statement declaring that the person making the statement is a Director or Secretary of the Company and that a Share in the Company has been forfeited on a date stated in the statement, is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the Share.

7.3 Effect of forfeiture

On forfeiture of a Share:

(a) the person whose Share is forfeited will cease to be a Member in respect of the forfeited Share;

(b) that person will lose all entitlements to dividends declared in respect of the forfeited Share and not actually paid; and

(c) that person remains liable to pay the Company all money which, at the date of forfeiture, was payable by it to the Company in respect of the forfeited Share together with interest on that amount from the date of forfeiture until payment at the rate determined by the Directors. The Directors are under no obligation to enforce payment.

7.4 Sale of forfeited Share

(a) If the Directors determine to sell any forfeited Shares, the Company may dispose of any forfeited Shares on any terms and in any manner as the Directors determine, and in accordance with any applicable requirements of the Act and the Listing Rules.

(b) The Company may do all things necessary to give effect to the sale of the forfeited Shares, including authorising a Director or any other person to:

(i) execute a transfer of the Shares sold in favour of the purchaser of the Shares; and

(ii) do all acts and things as are necessary or desirable under the Act, the Listing Rules or Settlement Rules, to effect a transfer and to enable the forfeited Shares to be disposed of.

(c) The Company must register the transferee as holder of the Shares forfeited.

(d) The transferee of the forfeited Shares is not bound to see that forfeit money is properly applied as set out in this clause 7. The transferee's title to the Shares is unaffected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the Shares.

7.5 Proceeds of sale

The proceeds of sale of any forfeited Shares received by the Company must be applied in payment of:

(a) first, the expenses of the sale;

(b) secondly, any expenses necessarily incurred in connection with the forfeiture, including any interest accrued;

(c) thirdly, the calls then due and unpaid; and

(d) the balance (if any) must be paid to the Member whose Shares have been sold within 5 business days of the Company receiving the proceeds of sale.

7.6 Redemption of forfeited Shares

(a) A Share belonging to a person which has been forfeited may be redeemed at any time up to, but not including, the day on which the Share is intended to be sold, by payment to the Company of all calls due on the Share and any other costs and expenses which may be permitted by the Act and the Listing Rules, and on payment the person is entitled to the Share as if the forfeiture had not occurred.

(b) The remedy of any person aggrieved by the sale or disposal of its Shares under this clause is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

7.7 Surrender of Shares

The Directors may accept the surrender of any Share which they are entitled to forfeit on any terms they think fit and any Share so surrendered may be disposed of in the same manner as a forfeited Share.

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8. Transfer of Shares

8.1 Transfer document

Subject to this Constitution, the Act, the Listing Rules and Settlement Rules a Member may transfer all or any Shares by a transfer document duly stamped (if necessary) and delivered to the Company. The transfer document must be in writing in the usual or common form or in any other form as the Directors may from time to time prescribe or, in particular circumstances, agree to accept and must be signed by or on behalf of the transferor or as otherwise permitted by the Act.

8.2 Registration procedure

Subject to this Constitution, the Act, the Listing Rules and Settlement Rules every transfer document must be delivered to the Company accompanied by the certificate for the Shares to be transferred and any other evidence the Directors may require to prove the title of the transferor or its right to transfer the Shares. The Company must retain all transfer documents registered but any transfer document which the Directors refuse to register must (except in the case of fraud or suspected fraud) be returned on demand to the person who deposited that document.

8.3 Registration of transfer

Subject to clause 8.4, the Company must register each registrable paper-based transfer of Shares which complies with clauses 8.1 and 8.2, the Act and the Listing Rules and must do so without charge.

8.4 Restrictions on transfer

Except as otherwise provided for in the Listing Rules and Settlement Rules, the Directors may in their absolute discretion ask ASTC to apply a holding lock to prevent a proper ASTC transfer, or refuse to register a paper-based transfer, of a Share where:

(a) the Company has a lien on the Shares the subject of the transfer;

(b) the Company is served with a court order that restricts a Member's capacity to transfer the Shares;

(c) registration of the transfer may break an Australian law and the ASX has agreed in writing to the application of a holding lock (which must not breach the Settlement Rules) or that the Company may refuse to register a transfer;

(d) if the transfer is paper-based, either a law related to stamp duty prohibits the Company from registering it or the Company is otherwise allowed to refuse to register it under the Listing Rules;

(e) the transfer does not comply with the terms of any employee incentive scheme of the Company;

(f) if the transfer is paper-based, registration of the transfer will create a new holding which at the time of the transfer is lodged is less than a marketable parcel as defined in the Listing Rules;

(g) the relevant Member has agreed in writing to the application of a holding lock (which must not breach the Settlement Rules) or that the Company may refuse to register a transfer; or

(h) if otherwise permitted under the Listing Rules.

8.5 Notice of refusal to register

(a) If the Company refuses to register a paper-based transfer under clause 8.4, it must tell the lodging party in writing of the refusal and the reason for it, within 5 business days after the date on which the transfer was lodged.

(b) If the Company asks ASTC to apply a holding lock under clause 8.4, it must tell the holder of the Shares in writing of the holding lock and reason for it, within 5 business days after the date in which it asked for the holding lock.

8.6 Transfer not complete until name entered in the Register

Subject to the Settlement Rules, the transferor of a Share remains the holder of the Share until the name of the transferee is entered in the Register in respect of that Share.

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9. Transmission of Shares

9.1 Death of a Member

If a Member dies:

(a) and the Member was a joint holder of any Shares, the surviving joint holder (or holders) is (or are) the only person (or persons) recognised by the Company as having any title to or interest in those Shares; and

(b) the legal personal representatives of the Member (not being 1 of 2 or more joint holders) are the only persons recognised by the Company as having any title to or interest in the Shares registered in its name.

9.2 Transmission on death or bankruptcy

Any person becoming entitled to a Share because a Member dies or becomes bankrupt, or otherwise by operation of law, on producing the evidence of entitlement which the Directors may require, may elect either to be registered personally as the holder of the Share or to have some person nominated by it registered as the transferee of that Share.

9.3 Election as to registration on transmission

If the person becoming entitled to a Share:

(a) elects to be registered personally, he or she must deliver or send to the Company a personally signed written notice stating that election; or

(b) elects to have another person registered, he or she must effect a transfer of the Share in favour of that person.

All the limitations, restrictions and provisions of this Constitution relating to the right to transfer, the form of transfer and the registration of transfers of Shares will be applicable to any notices or transfers.

10. Alteration of capital

10.1 Company's power to alter capital

The Company may, by Resolution passed at a general meeting:

(a) consolidate all or any of its Shares into Shares of a larger amount;

(b) subdivide its Shares or any of them into Shares of a smaller amount, but so that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each subdivided Share is the same as it was for the Share from which the subdivided Share is derived; or

(c) cancel Shares which have been forfeited, subject to the requirements of the Listing Rules.

10.2 Dealing with fractions

Subject to the Act, the Directors may do anything required to give effect to any resolution which alters the Company's share capital. Where a Member becomes entitled to a fraction of a Share on a consolidation, this power includes:

(a) making cash payments;

(b) determining that fractions may be disregarded to adjust the rights of all parties;

(c) appointing a trustee to deal with any fractions on behalf of Members; and

(d) rounding up each fractional entitlement to the nearest whole Share by capitalising any amount available for capitalisation even though only some of the Members may participate in the capitalisation.

10.3 Reduction of capital

Subject to the Act and the Listing Rules, the Company may reduce its capital in any manner, including by way of distributing specific assets, including securities of the Company or of any other corporation, trust or entity.

10.4 Power to buy back Shares

The Company may, in accordance with the Act and the Listing Rules, buy back its own Shares on any terms and conditions determined by the Directors. The consideration paid for a buy back of Shares may include specific assets, including securities of the Company or of any other corporation, trust or entity.

11. Variation or cancellation of rights

11.1 Variation or cancellation of rights of class of Shares

Subject to the Act and the Listing Rules, all or any of the rights and privileges attached to any class of Shares (unless otherwise provided by the terms of issue of the Shares of that class) may be varied or cancelled, including by converting or reclassifying Shares from one class to another:

(a) with the written consent of holders of at least 75% of the Shares issued in that class; or

(b) with the approval of a Special Resolution passed at a meeting of holders of the Shares of that class. The provisions of this Constitution relating to notice of meetings, quorum at a meeting, the appointment of a chairperson and of proxies, attorneys and representatives, the depositing and form and validity of proxies and the conduct of general meetings will apply to any meeting of that class to approve that Resolution.

11.2 No consent or sanction required for redemption

A consent or sanction referred to in clause 11.1 is not required to redeem any Shares or vary any other rights attaching to any Shares where that redemption or variation is in accordance with the terms of issue of those Shares.

11.3 No variation by issue of further Shares ranking equally

The rights conferred on the holders of the Shares of any class will not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking equally in respect of those rights.

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12. Restricted Securities

The Company must comply with all the requirements of the Listing Rules relating to Restricted Securities. Despite any other provisions of this Constitution:

(a) Restricted Securities cannot be disposed of (as the term "disposed" is defined in the Listing Rules) during the escrow period for those Restricted Securities, except as permitted by the Listing Rules or the ASX;

(b) the Company must refuse to acknowledge a disposal (including registering a transfer) of Restricted Securities during the escrow period for any Restricted Securities except as permitted by the Listing Rules or the ASX; and

(c) during a breach of the Listing Rules relating to Restricted Securities, or a breach of a restriction agreement, the holder of the Restricted Securities is not entitled to any dividend or distribution, or voting rights, in respect of the Restricted Securities.

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13. Proportional takeover bids

13.1 Definitions

In this clause 13:

Approving resolution has the same meaning as in section 648D of the Act;

Approving resolution deadline has the same meaning as in section 648D of the Act;

Associate has the meaning specified in section 9 of the Act for the purposes of Chapter 6 of the Act;

Proportional takeover bid has the meaning specified in section 9 of the Act;

13.2 Prohibition on registration of transfer unless takeover scheme approved

Where an offer has been made under a proportional takeover bid in respect of Shares included in a class of Shares in the Company, registration of a transfer to effect a contract resulting from the

acceptance of an offer made under the proportional takeover bid is prohibited unless and until a resolution to approve the proportional takeover bid is passed in accordance with this Constitution.

13.3 Approving resolution

An approving resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on that resolution under the Act.

13.4 Entitlement to vote on approving resolution

A person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held Shares included in that class is entitled to vote on an approving resolution and, for the purposes of so voting, is entitled to 1 vote for each of those Shares.

13.5 Bidder and associates not entitled to vote

The bidder or an associate of the bidder is not entitled to vote on an approving resolution.

13.6 Approving resolution passed

An approving resolution is taken to have been passed if the proportion which the number of votes in favour of the resolution bears to the total number of votes on the Resolution is greater than 50%, and otherwise is taken to have been rejected.

13.7 General meeting provisions to apply

The provisions of this Constitution which apply to a general meeting of the Company apply, with any modifications as the circumstances require, to a meeting convened under this clause and apply as if that meeting were a general meeting of the Company.

13.8 Meeting to be held before approving resolution deadline

Where takeover offers have been made under a proportional takeover bid, then the Directors of the Company must ensure that a Resolution to approve the proportional takeover bid is voted on in accordance with this clause before the approving resolution deadline in relation to the proportional takeover bid.

13.9 Notice as to whether approving resolution is passed

Where a resolution to approve a proportional takeover bid is voted on in accordance with this clause, before the approving resolution deadline in relation to the proportional takeover bid, the Company must, on or before the approving resolution deadline:

(a) give to the bidder; and

(b) serve on the Home Branch;

a written notice stating that a resolution to approve the proportional takeover bid has been voted on and that the resolution has been passed, or has been rejected, as the case may be.

13.10 Approving resolution deemed to have been passed

Where, as at the end of the day before the approving resolution deadline in relation to a proportional takeover bid under which offers have been made, no Resolution to approve the proportional takeover bid has been voted on in accordance with this clause, then a resolution to approve the proportional

takeover bid is, for the purposes of this clause, deemed to have been passed in accordance with this clause.

13.11 Effect of this clause

This clause ceases to have effect on the third anniversary of the later of the date of its adoption or of its most recent renewal.

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14. Unmarketable parcels

14.1 Definitions

In this clause:

Effective Date means the date immediately following the expiry of the period referred to in the notice given by the Company to Unmarketable Parcel Holders in accordance with this clause;

Marketable Parcel means a number of Shares equal to a marketable parcel as defined in the Listing Rules, calculated on the day before the Company gives notice under clause 14.2;

Unmarketable Parcel means a number of Shares which is less than a Marketable Parcel;

Unmarketable Parcel Holder means a Member holding an Unmarketable Parcel.

14.2 Notice to Unmarketable Parcel Holder

The Company may give written notice to an Unmarketable Parcel Holder advising of the Company's intention to sell its Unmarketable Parcel under this clause, unless the Unmarketable Parcel Holder, within 6 weeks from the date the notice is sent by the Company, gives written notice to the Company that it wishes to retain its Shares in which case the provisions of this clause will not apply to the Shares held by that Unmarketable Parcel Holder.

14.3 Revocation or withdrawal of notice

If an Unmarketable Parcel Holder has given written notice to the Company that it wishes its Shares to be exempted from this clause, it may at any time before the Effective Date revoke or withdraw that notice and the provisions of this clause will then apply to the Shares held by that Unmarketable Parcel Holder.

14.4 Sale of Unmarketable Parcels

Subject to clause 14.2, on and from the Effective Date, the Company may sell or otherwise dispose of the Shares held by each Unmarketable Parcel Holder on any terms and in that manner and at those times which the Directors determine. For the purpose of selling or disposing of those Shares, each Unmarketable Parcel Holder irrevocably:

(a) appoints the Company as its agent to sell all the Shares it holds;

(b) appoints the Company and each Director and Secretary from time to time jointly and severally as its attorney in its name and on its behalf to effect a transfer document for its Shares and to otherwise act to effect a transfer of its Shares; and

(c) appoints the Company as its agent to deal with the proceeds of sale of those Shares in accordance with this clause.

14.5 Company to pay all costs

The Company will pay all costs and expenses of the sale and disposal of Unmarketable Parcels under this clause.

14.6 Title of purchaser of Unmarketable Parcel

Once the name of the purchaser of the Shares sold or disposed of in accordance with this clause is entered in the Register for those Shares, the title of the purchaser to those Shares is not affected by any irregularity or invalidity in connection with the sale or disposal of those Shares and the validity of the sale may not be impeached by any person.

14.7 Remedy of Unmarketable Parcel Holder

The remedy of any Unmarketable Parcel Holder who is aggrieved by the sale or disposal of its Shares under this clause is limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

14.8 Evidence of sale in accordance with this clause

A written statement declaring that the person making the statement is a Director or Secretary of the Company and that the Shares of an Unmarketable Parcel Holder have been dealt with in accordance with this clause, is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to those Shares.

14.9 Receipt of proceeds of sale

The Company's receipt of the sale proceeds of the Shares of an Unmarketable Parcel Holder is a good discharge to the purchaser of all liability in respect of the purchase of those Shares and the purchaser will not be bound to see to the application of the money paid as consideration.

14.10 Company to deal with proceeds of sale

The Company will receive the proceeds of sale of the Shares of each Unmarketable Parcel Holder and will deal with those proceeds as follows. It must:

(a) pay the proceeds into a separate bank account which it opens and maintains for that purpose;

(b) hold the proceeds in trust for the Unmarketable Parcel Holder;

(c) immediately it receives the proceeds, notify the Unmarketable Parcel Holder in writing of the receipt and that the proceeds are being held by the Company pending receipt of the share certificate (if any) for those Shares sold or disposed of or, if those certificates have been lost or destroyed, a statement and undertaking in accordance with the Act, and seeking instructions from the Unmarketable Parcel Holder as to how the proceeds are to be dealt with;

(d) deal with the sale proceeds as instructed by the Unmarketable Parcel Holder on whose behalf they are held if the Member provides the Company with the certificate (if any) for those Shares or, if that certificate has been lost or destroyed, a statement and undertaking in accordance with the Act; and

(e) if the whereabouts of the Unmarketable Parcel Holder are unknown or no instructions are received from the Unmarketable Parcel Holder within 2 years of the proceeds being

received by the Company, deal with those proceeds according to the applicable laws dealing with unclaimed moneys.

14.11 Overriding effect of this clause

Subject to clauses 1.7 and 14.12, the provisions of this clause 14 have effect despite any other provision of this Constitution.

14.12 Clause ceases to have effect following announcement of takeover bid

This clause 14 ceases to have effect following the announcement of a takeover bid but, despite clause 14.13, the procedures set out in this clause may be started again after the close of the offers made under the takeover bid.

14.13 Clause may be invoked only once in any 12 Month period

The provisions of this clause may be invoked only once in any 12 Month period.

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15. General meetings

15.1 Annual general meetings

Annual general meetings of the Company must be held in accordance with the Act and the Listing Rules. The business of an annual general meeting may include:

(a) receiving and considering the statement of financial performance and statement of financial position and the reports of the Directors and of the auditors and the statement of the Directors;

(b) electing Directors;

(c) appointing the auditor, and

(d) fixing the remuneration of the auditor,

whether or not this is stated in the notice of meeting.

15.2 General meetings

The Directors may convene a general meeting of the Company whenever they think fit.

15.3 Members may requisition meeting

Members may requisition the holding of a general meeting in accordance with the Act and the Directors must convene a general meeting in accordance with the time limits under the Act.

15.4 Notice of general meeting

Notice of every annual general meeting, general meeting or meeting of any class of Members must be given in the manner provided by this Constitution and the Act to the Members and those persons who are otherwise entitled under this Constitution to receive notices.

15.5 Contents of notice of general meeting

Every notice convening a general meeting must include or be accompanied by all information required by the Act and the Listing Rules and must at least:

(a) set out the place, the day and time for the meeting (and, if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

(b) subject to clause 15.1, state the general nature of the business to be transacted at the meeting and any Special Resolution to be proposed;

(c) include a statement that:

  (i) a Member entitled to attend and vote is entitled to appoint a proxy;

  (ii) a proxy need not be a Member; and

  (iii) a Member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise;

(d) be accompanied by an instrument of proxy in the form described in this Constitution or in any other form as the Directors may from time to time prescribe or accept;

(e) include information about how instruments of proxy can be delivered to the Company; and

(f) if required by the Listing Rules, include a voting exclusion statement.

15.6 Omission to give notice

Except as prescribed by the Act, the accidental omission to give notice of a meeting to any Member or the non-receipt of notice of a meeting by any Member does not invalidate any of the proceedings at that meeting.

15.7 Changes to general meeting

The Directors may change the venue for, and postpone or cancel a general meeting if they consider that the meeting has become unnecessary, or that a postponement is in the interests of Members, or that the venue would be unreasonable or impractical, or a change is otherwise necessary to conduct the meeting efficiently. However, a meeting called to comply with a Members' requisition may not be postponed or cancelled unless those who requisitioned the meeting first consent in writing.

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16. Proceedings at general meeting

16.1 Member deemed to be present

A Member may attend a general meeting at which it is entitled to be present, and is deemed to be present, in any of the following ways:

(a) in person;

(b) by attorney;

(c) by proxy;

(d) in the case of a Member which is a body corporate, by a representative appointed under section 250D of the Act.

16.2 Attorney of Member

Any Member may appoint an attorney to act on its behalf at all meetings of the Company or all meetings of the Company during a specified period. Before the first meeting at which the attorney acts on the Member's behalf, the power of attorney validly appointing the attorney must be deposited at the Office or at any place specified in the notice convening that meeting.

16.3 Representative of body corporate

Any Member being a body corporate may, in accordance with the Act, by Resolution of its Directors authorise any person to act as its representative at any meeting. That representative is then entitled to exercise the same powers as the body corporate appointing the representative could have exercised as a Member, if it were a natural person.

16.4 Quorum for general meeting

No business may be transacted at any general meeting unless a quorum is present at the start of the business. A quorum is constituted by:

(a) where the Company has a single Member, that Member;

(b) where the Company has 3 or more Members, 3 Members.

16.5 No quorum

If a quorum is not present within 30 minutes after the time appointed for the meeting;

(a) any meeting convened on a requisition of Members is dissolved;

(b) any other meeting stands adjourned to the same day in the next week at the same time and place or to any other day, time and place as the Directors may appoint by notice to the Members. If at the adjourned meeting a quorum is not present within 30 minutes after the time appointed for the adjourned meeting, then those Members who are present in person are deemed to be a quorum and may transact the business for which the meeting was called.

16.6 Chairperson of general meeting

(a) The chairperson of the Directors, or, in the chairperson's absence, the deputy chairperson (if any) will be entitled to take the chair at every general meeting. If there is no chairperson or if at any meeting the chairperson is not present within 30 minutes after the time appointed for holding the meeting or if the chairperson is unwilling to act, the Directors present may choose a chairperson. If the Directors do not choose a chairperson, the Members present must choose 1 of the Directors to be chairperson, and if no Director is present or willing to take the chair, the Members must choose 1 of the Members to be chairperson.

(b) The chairperson may, in the case of a conflict of interest or otherwise in his or her discretion, appoint someone else (who need not be a Director) to chair one or more items of business or resolutions at a general meeting. While acting as chair the appointee may exercise all of the chairperson's powers and discretions. The chairperson resumes the chair after the appointment concludes.

16.7 Powers of chairperson

(a) The chairperson is responsible for the general conduct of and procedures at the general meeting.

(b) The chairperson's decisions about general conduct and procedures is final.

(c) At any general meeting, if:

(i) the chairperson declares that a Resolution or Special Resolution has been carried, or carried by a particular majority, or not carried; and

(ii) an entry to that effect is recorded in the minutes of proceedings of the Company

that declaration is conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against that Resolution or Special Resolution.

16.8 Adjournment of general meeting

The chairperson of a general meeting may adjourn the meeting from time to time and from place to place, but no business will be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

16.9 Notice of adjourned meeting

If any general meeting is adjourned for more than 1 month, Members of the Company must be given notice of the adjournment in the same manner in which notice was, or ought to have been, given of the original meeting.

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17. Voting

17.1 Resolution determined by majority

At a general meeting all Resolutions submitted to the meeting will be decided by a simple majority of votes except where a greater majority is required by this Constitution, the Act or the Listing Rules.

17.2 Casting vote of chairperson

If an equal number of votes occurs on a show of hands or on a poll, the chairperson does not have a casting vote in addition to any votes to which the chairperson may be entitled as a Member, proxy, attorney or representative.

17.3 Method of voting

Every Resolution submitted to the meeting, in the first instance, will be determined by a show of hands unless a poll is demanded under clause 17.4 or the Act either before or on the declaration of the result of the vote on a show of hands.

17.4 Demand for poll

A poll may be demanded on any Resolution by:

(a) the chairperson;

(b) at least 5 Members who are present; or

(c) any 1 or more Members who are present, holding Shares conferring not less than 5% of the total voting rights of all Members having the right to vote on the Resolution.

17.5 Conducting a poll

(a) The chairperson will decide in each case the manner in which a poll is taken.

(b) In every case the chairperson must ascertain the number of votes attaching to Shares held or represented by persons voting in favour of a Resolution or Special Resolution and by those voting against the Resolution.

(c) The chairperson will determine any dispute about admitting or rejecting a vote and that determination made in good faith will be final and conclusive.

17.6 Votes

Subject to this Constitution, the Listing Rules and the rights or restrictions on voting which may attach to or be imposed on any class of Shares:

(a) on a show of hands every Member present (including each holder of preference Shares who has a right to vote) will have 1 vote; and

(b) on a poll every Member present (including each holder of preference Shares who has a right to vote) will have 1 vote for each fully paid Share held by that Member and a fraction of a vote for each partly paid Share, equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) for that Share, ignoring any amounts paid in advance of a call.

17.7 Votes by proxy

(a) A Member who is entitled to attend and cast a vote at a general meeting of the Company may appoint not more than 2 other persons as that Member's proxy or proxies to attend and vote at the meeting on that Member's behalf.

(b) If a Member appoints 1 proxy, that proxy may vote on a show of hands.

(c) A proxy may demand or join in demanding a poll.

(d) If a Member is present at any general meeting for which the Member has validly appointed a proxy to attend and vote for the Member:

    (i) the proxy's authority to speak for the Member is suspended while the Member is present; and

    (ii) the proxy's authority to vote for the Member on any resolution is not suspended while the Member is present but is revoked by the Member voting in person on that resolution.

(e) A proxy may vote or abstain as he or she chooses except to the extent that an appointment of the proxy indicates the manner in which the proxy must vote on any resolution. The proxy may only vote or abstain on a poll or show of hands as instructed by proxy appointment.

17.8 Voting if call unpaid on Shares

(a) Subject to any restrictions affecting the right of any Member or class of Members to attend any meeting, a Member holding Shares on which no calls or other moneys are due and payable to the Company is entitled;

(i) to receive notices and to attend any general meeting; and

(ii) to vote and be counted in a quorum,

even though that Member has moneys then due and payable to the Company in respect of other Shares which that Member holds.

(b) A Member may not vote at any general meeting in respect of those Shares it holds on which calls or other moneys are due and payable to the Company at the time of the meeting.

17.9 Voting by joint holders

(a) Subject to clause 17.9(b), joint holders of Shares may vote at any meeting either personally or by proxy or by attorney or representative in respect of those Shares as if they were solely entitled to those Shares.

(b) If more than 1 joint holder is present at any meeting (whether personally, by proxy or by attorney or by representative) and tenders a vote, only the vote of the joint holder whose name appears first on the register will be counted.

(c) Several legal personal representatives of a deceased Member will for the purpose of this clause be deemed to be joint holders of the Shares registered in the name of that Member.

17.10 Voting by transmittee

A person entitled to transmission of a Share under clause 9 who, at least 48 hours before the time notified for a general meeting (or an adjourned meeting), satisfies the Board of its right to that Share, may vote at that general meeting in respect of that Share as if that person were registered as the holder of the Share.

17.11 Voting by Member of unsound mind

If a Member is of unsound mind, or is someone whose person or estate is liable to be dealt with under a law relating to mental health, that Member's committee or trustee or other person who properly manages the Member's estate may, if that person has at least 48 hours before the time notified for a general meeting (or an adjourned meeting) satisfied the Board of its relationship to the Member or the Member's estate, exercise the Member's rights in respect of the general meeting as if the committee, trustee or other person were the Member.

17.12 Voting exclusions

If:

(a) the Listing Rules so require; or

(b) to ensure that a Resolution or Special Resolution on which the Act requires that particular persons do not cast a vote so that the resolution has a specified effect under the Act; and

(c) the notice of a general meeting includes any voting exclusion statement specifying that, in relation to particular business to be considered at that general meeting, votes cast by particular persons (whether specified by name or description of particular classes of persons) are to be disregarded by the Company,

the Company must not take into account, in determining the votes cast on a resolution relating to that business (whether a Special Resolution or an ordinary Resolution) or for any other purpose, any vote cast or purported to be cast by or on behalf of any of those persons (whether on a show of hands or on a poll) in relation to that resolution except to the extent that the Listing Rules or the Act (as applicable) permit.

17.13 Ruling on entitlements and votes

(a) An objection raised with the chairperson of a general meeting as to:

(i) whether a purported voter is qualified; or

(ii) whether the admission or rejection of a vote by any person present and entitled (or claiming to be entitled) to vote should be admitted or rejected

may only be made at the general meeting or adjourned meeting at which the purported voter wishes to vote or the vote objected to is given or tendered.

(b) In relation to that objection:

(i) the decision of the chairperson is final and conclusive; and

(ii) a vote not disallowed as a result is valid and effective for all purposes.

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18. Proxies

18.1 Instrument appointing proxy

The instrument appointing a proxy must be in writing and signed by the appointor or the appointor's attorney duly authorised in writing, or, if the appointor is a body corporate, by its corporate representative or in accordance with the Act.

18.2 Deposit of proxy with company

The instrument appointing a proxy and the original power of attorney (if any) under which it is signed, or a certified copy of the power of attorney:

(a) must be received by the Company at least 48 hours before the time for holding the meeting; and

(b) may be:

(i) delivered to the Company's office; or

(ii) sent by facsimile received at the Company's office or at any other place, fax number or electronic address specified for the purpose in the notice of meeting; or

(iii) otherwise received by any other means permissible under section 250B of the Act.

18.3 Validity of vote given in accordance with proxy

Unless the Company has received written notice of the matter before the start or resumption of the meeting at which a proxy votes, a vote cast by the proxy will be valid even if, before the proxy voted:

(a) the Member dies;

(b) the Member is mentally incapacitated;

(c) the Member revokes the proxy's appointment;

(d) the Member revokes the authority under which the proxy was appointed by a third party; or

(e) the Member transfers the Share for which the proxy was given.

18.4 Form of proxy

(a) Every instrument of proxy must specify the Member's name and address, the Company's name, the proxy's name or the name of the office held by the proxy and the meetings at which the proxy may be used, and must otherwise comply with the provisions of section 250A of the Act. An appointment of proxy may be a standing one.

(b) The instrument of proxy may specify the manner in which the proxy is to vote in respect of each of the resolutions to be proposed.

(c) The instrument of proxy may specify the proportion or number of votes which the proxy may exercise.

(d) Any instrument of proxy deposited in accordance with this Constitution which does not name the appointee will be deemed to be given in favour of the chairperson of the meeting to which it relates.

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19. Directors

19.1 Number of Directors

The number of Directors must not be less than 3, nor more than the number determined by the Directors from time to time, which until otherwise determined by the Directors is 6.

19.2 No Share qualification

A Director need not hold any Shares in the Company.

19.3 Election of Directors by Company

Directors must be elected by Resolution of the Company in general meeting.

19.4 Directors may fill casual vacancies or appoint additional Directors

(a) Despite clause 19.3, the Directors have power at any time and from time to time to appoint any other person as a Director either to fill a casual vacancy or as an addition to the Board but the total number of Directors must not at any time exceed the maximum number for the time being fixed by or under this Constitution.

(b) Any Director, except the managing director, appointed under this clause after the Company is admitted to the Official List must retire from office at, and will be eligible for re-election at, the next annual general meeting following his or her appointment.

19.5 Eligibility for election as a Director

Except where a Director retires from the Board under this Constitution or a person is recommended for appointment by the Board, a person is only eligible for appointment as a Director by Resolution of the Company in general meeting, where the Company receives at its Office at least 30 business days before the relevant general meeting both:

(a) a nomination of the person by a Member; and

(b) a consent to that nomination signed by the person nominated for election as a Director.

19.6 Alternate Director

Subject to the provisions of the Act and the Listing Rules, each Director may from time to time, if a majority of the other Directors approve, appoint a person (whether or not a Member) to act as an alternate Director in his or her place during any period the relevant Director thinks fit. The following provisions apply to any alternate Director:

(a) that Director may be removed or suspended from office by written notice to the Company from the Director who appointed the alternate;

(b) that Director is entitled to receive notice of Board meetings, to attend meetings (if the appointing Director is not present) and to be counted towards a quorum at meetings;

(c) that Director is entitled to vote at meetings he or she attends on all Resolutions on which the appointor could vote had that appointor attended and, where that Director is a Director in his or her own right, he or she has a separate vote on behalf of the Director who is represented in addition to his or her own vote;

(d) that Director may exercise any powers that the appointor may exercise in the appointor's own right where the appointor is unavailable for any reason except the power to appoint an alternate Director. The action of an alternate Director will be conclusive evidence as against third parties of the unavailability of the appointor;

(e) that Director automatically vacates office if the appointing Director is removed or otherwise ceases to hold office for any reason;

(f) that Director, whilst acting as a Director, is responsible to the Company for his or her own acts and defaults and is not deemed to be the appointing Director's agent;

(g) that Director is not entitled to receive any remuneration from the Company but is entitled to reimbursement for reasonable travelling and other expenses incurred in attending Board meetings or otherwise on the Company's business;

(h) that Director is not to be taken into account in determining the number of Directors for the purposes of this Constitution; and

(i) that Director may act as an alternate for more than 1 Director.

19.7 Auditor cannot be Director

No auditor of the Company or partner or employee or employer of an auditor can be appointed as a Director or an alternate Director of the Company.

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20. Director's tenure of office

20.1 Directors' tenure of office

(a) Subject to the Act, the Listing Rules and this Constitution and clause 20.1(b), a Director must retire from office or seek re-election by no later than the third annual general meeting following his or her appointment or election or 3 years, whichever is longer.

(b) This clause does not apply to the managing director. If there is more than 1 managing director, only the first appointed does not have to comply with the requirement to relinquish office.

20.2 Retirement by rotation

(a) Unless otherwise determined by a Resolution of the Company, while the Company is admitted to the Official List, at least one Director must retire from office at each annual general meeting unless there has been an election of Directors earlier that year.

(b) If no Director is required to retire at an annual general meeting under clause 19.4(b) or clause 20.1(a), then the Director to retire under clause 20.2(a) will be the one who has been longest in office since his or her last election.

(c) As between those who became Directors on the same day, those to retire will, unless they otherwise agree among themselves, be determined by lot.

(d) A retiring Director may act as a Director throughout the meeting at which he or she retires and at any adjournment.

(e) This clause does not apply to the managing director. If there is more than 1 managing director, only the first appointed does not have to comply with the requirement to relinquish office as set out in this clause.

20.3 Retiring Director eligible for re-election

A Director who retires or whose office is vacated under this Constitution will be eligible for election or re-election to the Board.

20.4 Removal of Director by the Company

The Company may by Resolution remove any Director at any time.

20.5 Vacation of office

(a) The office of a Director will be automatically vacated if the Director:

   (i) is declared bankrupt;

   (ii) becomes of unsound mind or a person whose person or estate is liable to be dealt with under the laws relating to mental health;

(iii) is prohibited from being a Director in accordance with any of the provisions of the Listing Rules, the Act or any order made under the Act or the Director's office is vacated;

(iv) resigns by giving the Company written notice;

(v) either personally or by an alternate Director, fails to attend Board meetings for a continuous period of 3 Months without leave of absence from the Board; or

(vi) is an executive director under an employment or services agreement with the Company and that agreement terminates, unless the Board determines otherwise.

(b) A Director whose office is vacated under paragraphs (i), (ii) or (iii) will not be eligible for re-election until the disability (or disabilities) referred to is (or are) removed.

21. Director's remuneration

21.1 Remuneration for non-executive Directors

(a) Subject to clause 21.3 and the Listing Rules, the Company in general meeting may from time to time determine the maximum aggregate cash remuneration (**Remuneration**) to be paid to the Directors for services rendered as Directors. Until a different amount is determined, the Remuneration is $[ ] per annum.

(b) The Directors may divide the Remuneration among themselves in any proportions and in any manner as they may from time to time determine.

(c) If the Directors do not or are unable to agree as to the apportionment of the Remuneration, it will be divided among them equally.

(d) The Remuneration:

(i) accrues from day to day;

(ii) excludes any superannuation payments, and indemnities and insurance premiums paid in accordance with this Constitution; and

(iii) excludes any remuneration payable to any Director under any executive service contract with the Company or a Related Body Corporate.

21.2 Additional remuneration for extra services

If any Director performs extra services or makes special exertions (at the Board's request), such as going or living abroad, serving on any Board committee, or otherwise for any Company purpose, the Company may remunerate that Director by paying for those services and exertions. This payment may be either in addition to or in place of any remuneration determined under clause 21.1.

21.3 Remuneration to be in accordance with Listing Rules

Remuneration payable to Directors must comply with the Listing Rules and in particular:

(a) fees payable to non-executive directors must be by way of a fixed sum, and not by way of a commission on or a percentage of profits or operating revenue;

(b) the remuneration payable to executive directors must not include a commission on or percentage of operating revenue; and

(c) the total directors' fees payable to Directors must not be increased without the Members in general meeting first giving their approval.

21.4 Expenses of Directors

In addition to any remuneration, the Company must also pay Directors (in addition to any other remuneration) all travelling and other expenses they incur in attending and returning from Directors' meetings, any committee of the Directors or any Company general meetings or otherwise in connection with the Company's business.

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22. Director's contracts

22.1 Directors not disqualified from holding office or contracting with Company

Except as otherwise provided in the Act or the Listing Rules:

(a) no Director will be disqualified by virtue of being a Director from holding any office or place of profit (other than as auditor) with the Company or with any company promoted by the Company or with any corporation in which the Company is a Member or which is a Member of the Company or in which the Company is otherwise interested;

(b) no Director will be disqualified by virtue of being a Director from contracting with the Company (whether as vendor, purchaser or otherwise);

(c) no contract referred to in this clause 22 or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested can be avoided and no Director will be liable to account to the Company for any profit arising from that contract or arrangement or from any office referred to in this clause 22.1 by reason only of that Director holding that office or of the Director's fiduciary relationship with the Company.

22.2 Director can act in professional capacity

Subject to the Act and the Listing Rules, a Director or a Director's firm may act in a professional capacity (other than as auditor) for the Company and that Director or that Director's firm is entitled to remuneration for professional services as if the relevant Director were not a Director.

22.3 Director not to vote on contract in which the Director has a material personal interest

Subject to the Act and the Listing Rules, neither a Director nor his or her alternate may vote at any Board meeting about any contract or arrangement in which the Director has, whether directly or indirectly, a material personal interest. However, that Director may execute or otherwise act in respect of that contract or arrangement.

22.4 Directors to declare interest

(a) Any Director who has a material personal interest in a matter that relates to the Company's affairs must give the other Directors notice of that interest, unless the interest is of a type referred to in section 191(2)(a) of the Act, or all of the conditions referred to in section 191(2)(c) of the Act are satisfied.

(b) The Director must declare the nature and extent of the Director's interest and the relation of the interest to the Company's affairs at a Directors' meeting as soon as possible after the Director becomes aware of his or her interest in the matter.

(c) A Director who has an interest in a matter may give a standing notice to the other Directors of the nature and extent of that Director's interest in the matter in accordance with section 192 of the Act.

22.5 Directors to declare potential conflicts

Any Director who holds any office or possesses any property whereby the holding or possession might (whether directly or indirectly) create conflicting duties or interests with those as a Company Director must declare the fact of holding that office or possessing that property, and the nature and extent of any conflict, at the first Directors' meeting held after he or she becomes a Director or (if already a Director) at the first Director's meeting held after he or she becomes aware of the relevant facts.

22.6 Secretary to record declarations of Directors

The Secretary must record in the minutes of the meeting any declarations made or notices given by a Director under this Constitution.

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23. Powers of Directors

23.1 Powers of Directors

Subject to the Act and to any provision of this Constitution, the Directors will manage, or cause the management of, the business of the Company. The Directors may pay, or cause to be paid, all expenses incurred in promoting and forming the Company and may exercise, or cause to be exercised, all powers of the Company that are not, by the Act or by this Constitution, required to be exercised by the Company in general meeting.

23.2 Powers to borrow or raise money

Without limiting the generality of the previous clause, the Directors may from time to time at their discretion borrow or raise any sum or sums of money or obtain other financial accommodation for Company purposes and may grant security for the repayment of that sum or sums or the payment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by the Company in any manner and on any terms and conditions as they think fit and in particular by the issue or re-issue of bonds, perpetual or redeemable debentures or any mortgage, charge or other security on the undertaking or the whole or any part of the property of the Company (both present and future) including its uncalled or unpaid capital for the time being.

23.3 Directors may vote shares in other corporations

Subject to the Act and the Listing Rules, the Directors may exercise the voting power conferred by the shares in any corporation held by the Company in any manner they think fit, including in circumstances where a Director may be interested in the exercise, such as an exercise in favour of any Resolution appointing a Director as an officer of a corporation or voting or providing for the payment of remuneration to officers of the other corporation.

23.4 Agent or attorney

(a) The Directors may at any time appoint any person or persons to be a Company agent or attorney for any purpose and with any powers, authorities and discretions (not exceeding

those vested in or exercisable by the Directors under this Constitution) and for any period and subject to any conditions as the Directors think fit.

(b) Any appointment may be made in favour of:

(i) any company; or

(ii) the members, directors, nominees or managers of any company or firm; or

(iii) any fluctuating body of persons (whether nominated by the Directors or otherwise).

(c) Any document appointing an agent or power of attorney may provide for the protection or convenience of the agent or attorney and of persons dealing with the agent or attorney as the Directors may think fit.

23.5 Sub-delegation of powers

The Directors may authorise any agent or attorney they have appointed to sub-delegate all or any of the powers, authorities and discretions vested in them for the time being.

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24. Executive directors

24.1 Managing director

The Directors may at any time appoint 1 or more Directors to be the managing director or to any other executive office for any period and on any terms they think fit. Subject to the terms of any agreement entered into in any particular case, the Directors may revoke that appointment. An appointment automatically terminates if the appointee ceases to be a Director. If the appointee ceases to be the managing director, that person will also automatically cease to be a Director unless the Board determines otherwise.

24.2 Directors may confer powers on executive directors

The Directors may confer on a managing director or other executive director any of the powers exercisable by the Directors on those terms and conditions and with any restrictions as they think fit. Any powers so conferred may be concurrent with or to the exclusion of their own powers. The Directors may at any time revoke, withdraw, alter or vary all or any of those powers.

24.3 Remuneration of executive directors

Subject to the Listing Rules and the terms of any agreement entered into with any executive director, the Board may fix the remuneration of each executive director which may comprise salary or commission on or participation in profits of the Company, but may not comprise commission on, or a percentage of, operating revenue.

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25. Proceedings of Directors

25.1 Board meetings

The Directors may meet either:

(a) in person;

(b) by telephone;

(c) by audiovisual linkup; or

(d) by any other instantaneous communications medium for conferring;

for dispatch of business, and adjourn and otherwise regulate their meetings as they think fit.

25.2 Director to be regarded as present at meeting

A Director is regarded as present at a meeting where the meeting is conducted by telephone, audiovisual linkup or other instantaneous communications medium for conferring, if the Director is able to hear, and to be heard by, all others attending the meeting.

25.3 Place of meeting

A meeting conducted by telephone, audiovisual linkup or other instantaneous communications medium for conferring, will be deemed to be held at the place agreed on by the Directors attending that meeting, provided that at least 1 of the Directors present at the meeting was at that place for the duration of the meeting. Meetings may be held outside Australia.

25.4 Convening of Directors meeting

A Director may at any time, and the Secretary on the request of a Director must, convene a meeting of Directors.

25.5 Notice of meeting

Notice of every meeting of Directors must be given to each Director, but failure to give or receive that notice will not invalidate any meeting.

25.6 Directors may act notwithstanding vacancy

The Directors may act despite there being a vacancy on the Board, but if and so long as their number is below the number required for a quorum, they must not act except in an emergency or to fill a vacancy or to summon a general meeting.

25.7 Quorum for Board meetings

At a meeting of Directors, the number of Directors necessary to constitute a quorum is that number as determined by the Directors and, unless otherwise determined, is 2.

25.8 Meeting competent to exercise all powers

A Directors' meeting at which a quorum is present will be competent to exercise all or any of the powers and discretions vested in or exercisable by the Directors generally.

25.9 Chairperson of Board meetings

The Directors may elect a chairperson and deputy chairperson of their meetings and determine the periods for which they are to hold office. If no chairperson or deputy chairperson is elected or if at any meeting neither the chairperson nor the deputy chairperson is present at the time appointed for the meeting, the Directors present at the meeting may choose 1 of the Directors present to be chairperson of the meeting.

25.10 Documents tabled at meeting

An original document, or a photocopy, facsimile or electronic copy of that document, which is in the possession of, or has been seen by, all Directors attending the Directors' meeting before, or at the time of, that meeting, is deemed to be a document tabled at that meeting.

25.11 Questions to be decided by majority

Questions arising at any Board meeting will be decided by a majority of votes of Directors present and voting. Subject to the Listing Rules, if the votes cast are equal, the chairperson will have a second or casting vote, but not so where there are only 2 Directors present who are competent to vote on the question at issue.

25.12 Resolution in writing

(a) A Resolution in writing of which notice has been given to all Directors for the time being entitled to receive notice of that meeting and which is signed by a majority of Directors for the time being entitled to attend and vote at Directors' meetings will be as valid and effectual as if it had been passed at a Directors' meeting duly convened and held.

(b) That Resolution may consist of several documents in like form each signed by 1 or more of the Directors.

(c) For the purposes of this clause:

  (i) the signature of an alternate Director will be as effective as, and may be substituted for, the signature of an appointing Director; and

  (ii) a signature will be valid if it is transmitted by facsimile, e-mail, or other generally accepted technology.

(d) The effective date of that Resolution is the date on which the document or any of the counterpart documents was last signed.

25.13 Resolution passed deemed to be determination of Board

Any Resolution properly passed at a duly convened Directors' meeting at which a quorum is present will be deemed to be a determination by all the Directors or the Board for the purposes of this Constitution.

25.14 Committee powers and meetings

(a) The Directors may delegate any of their powers to a committee of Directors, a sole Director and/or other persons as they think fit and may revoke that delegation.

(b) Any committee can exercise the powers delegated to it in accordance with any directions that may from time to time be imposed on it by the Board.

(c) The meetings and proceedings of any committee consisting of 2 or more Directors will be governed by the provisions of this Constitution regulating the meetings and proceedings of the Directors so far as they are applicable and are not superseded by any direction made by the Board under this clause.

25.15 Validity of acts of Directors

All acts done by any Directors' meeting or by a committee of the Directors or by any person acting as a Director will be valid even it is discovered afterwards that there was some defect in the appointment or election of that Director or person acting as a Director or that any Director was disqualified or had vacated office or was otherwise not entitled to vote or act.

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26. Secretary

A Secretary or Secretaries of the Company must be appointed by the Directors in accordance with the Act. The Directors may also appoint acting and assistant Secretaries. Those appointments may be for any term, at any remuneration and on any conditions as the Directors think fit and any person so appointed may be removed by the Directors.

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27. Minutes and registers to be kept

27.1 Minutes

The Directors must cause to be entered in minute books of the Company within 1 Month of the relevant meeting, minutes containing details of:

(a) the names of the Directors present at each Directors' meeting and meeting of any committee of Directors;

(b) all declarations made or notices given by any Director (either generally or specifically) of its interest in any contract or proposed contract or of its holding of any office or property whereby any conflict of duty or interest may arise; and

(c) all Resolutions and proceedings of general meetings of the Company, Directors' meetings and meetings of any committee of the Directors.

27.2 Minutes to be signed by chairperson

Any minutes of any general meetings of the Company, Directors' meeting or meetings of any committee of the Directors must be signed by the chairperson of the meeting or by the chairperson of the next succeeding meeting and once signed will constitute prima facie evidence of the matters stated in the minutes.

27.3 Registers

The Directors must cause the Company to keep:

(a) a register of Members and other registers required under the Act; and

(b) any other registers or sub-registers required by the Listing Rules or Settlement Rules.

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28. Reserves

28.1 Reserves

Before declaring any dividends, the Directors may set aside out of the Company's profits any sums they think proper as reserves to be applied to meet contingencies, to equalise dividends, to pay special dividends, to repair, improve or maintain any Company property or for any other purpose the

Directors in their absolute discretion consider to be in the Company's interests. Pending that application, the reserves may, at the Directors' discretion, be used in the Company's business or be invested as the Directors think fit (including the purchase of Shares of the Company). The Directors may deal with and vary these investments and dispose of all or any part for the Company's benefit and may divide the reserves into special reserves as they think fit.

28.2 Carry forward of profits

The Directors may carry forward any profits they consider ought not to be distributed as dividends without transferring those profits to a reserve.

28.3 Revaluation of assets

Subject to the Act, the Directors may revalue any assets of the Company.

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29. Dividends and Distributions

29.1 Power to determine and declare dividends vested in Directors

The power to determine that a dividend is payable and to declare dividends (including interim dividends) is vested in the Directors who may fix the amount and the timing for payment and the method of payment of any dividend in accordance with this Constitution.

29.2 Apportionment of dividends

Subject to this Constitution, the Act, the Listing Rules and the rights of Members entitled to Shares with preferential, special or qualified rights as to dividend, dividends are to be apportioned and paid among the Members in proportion to the amounts paid up (not credited) on the Shares held by them. Any amount paid on a Share in advance of a call will be ignored when calculating the relevant proportion.

29.3 Dividends only payable out of profits

No dividend is payable except out of the Company's profits. The declaration of the Directors as to the amount of the Company's profits is conclusive.

29.4 Dividend payable by distribution of assets

(a) The Directors when declaring a dividend may:

(i) resolve that the dividend be paid wholly or partly by the distribution of specific assets including bonus Shares or other securities of the Company or any other corporation; and

(ii) to the extent permitted by law, direct that the dividend be payable

(A) to particular Members wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; and

(B) to the remaining Members wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source

and may make that direction despite that by doing so the dividend will form part of the assessable income for taxation purposes of some Members and will not form part of the assessable income of others.

(b) All matters concerning dividends including valuation of assets is determined by the Directors as they think expedient.

29.5 Distribution of securities

If the Company distributes to Members (either generally or to specific Members) securities in the Company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those Members appoints the Company as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a Member of that other body corporate.

29.6 Dividends may be payable in foreign currency

(a) Dividends will be declared in Australian currency.

(b) The Directors may, if they think fit, determine that any dividend payable to some or all the Members will be paid in a currency or currencies other than Australian currency. For that purpose the Directors may at the time of declaration of the dividend stipulate a date on which they will determine the rate or rates at which the dividend will be converted into the other currency or currencies.

(c) Payment in another currency or currencies of the amount of any dividend converted under this clause will be deemed as between the Company and all Members to be an adequate and proper payment of the amount of the dividend.

29.7 No interest payable on dividends

Interest is not payable by the Company in respect of any dividend.

29.8 Directors may retain certain dividends

The Directors may retain the dividends payable on Shares to which any person is entitled to become a Member because of death, bankruptcy or other operation of law until that person or a nominated transferee becomes a Member in respect of the Shares.

29.9 Directors may deduct from dividends money payable to Company

The Directors may deduct from any dividend payable to a Member all sums of money presently payable by the Member to the Company on account of calls or otherwise.

29.10 Payment of dividends

(a) Any dividend, interest or other moneys payable in respect of any Shares may be paid by cheque or by any other method of payment specified by the Directors.

(b) Where the dividend, interest or other moneys payable in respect of Shares is paid by cheque, the cheque will be sent through the post to:

    (i) the registered address of the Member or person entitled or, in the case of joint holders, to the registered address of that holder whose name appears first on the Register in respect of the joint holding; or

    (ii) to that person at that address as the holder or joint holders may in writing direct.

(c) Every cheque will be made payable to the order of the person to whom it is sent and is at its risk.

29.11 Unclaimed dividends

Except as otherwise provided by law, all dividends unclaimed for 1 year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

29.12 Dividend Reinvestment Plans

The Directors may implement and in their discretion maintain, on terms and conditions determined by the Directors from time to time, dividend reinvestment plans (a Dividend Reinvestment Plan) for cash dividends paid by the Company in relation to Shares in the capital of the Company to be reinvested by way of subscription for Shares or other securities to be issued and allotted by the Company. Participation in a Dividend Reinvestment Plan will be available to those Members who wish to participate in the Dividend Reinvestment Plan and are eligible to do so under the terms and conditions of the Dividend Reinvestment Plan.

29.13 Amendment of Dividend Reinvestment Plans

The Directors may vary, amend or suspend any terms or conditions of a Dividend Reinvestment Plan as and when they think fit in their discretion.

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30. Capitalising profits

30.1 Capitalising profits

The Directors may resolve to capitalise any sum for the time being standing to the credit of any of the Company's reserve accounts, arising from a revaluation or sale of assets, or otherwise available for distribution to Members. The sum capitalised will be applied for the benefit of Members (in the proportions to which those Members would have been entitled in a distribution of that sum by way of dividend) in one or both of the following ways:

(a) in or towards paying up any amounts for the time being unpaid on any Shares held by those Members; or

(b) in paying up in full or in part any unissued Shares or debentures of the Company to be allotted and distributed credited as fully paid to those Members.

30.2 Directors powers in relation to capitalisation of profits

In giving effect to any Resolution for capitalisation under clause 30.1, the Directors may:

(a) appoint any person to make an agreement on behalf of the Members entitled to benefit from the Resolution where that agreement is required under the Act or is otherwise considered by the Directors to be desirable;

(b) issue fractional certificates or make cash payments where Shares or debentures become issuable in fractions; and

(c) otherwise provide for adjusting differences and settling any difficulty arising under the Resolution including a determination that fractions will be disregarded or that a fractional entitlement be increased to the next whole number.

31. Financial statements

31.1 Financial records

The Directors must cause financial and other records to be kept as required by the Act, the Listing Rules and this Constitution.

31.2 Financial statements to be audited

The financial statements of the Company for each Financial Year must be audited by the auditor in accordance with the Act.

31.3 Auditor

The auditor of the Company is to be appointed and removed from time to time in accordance with the Act.

32. Inspection of records

Subject to the Act, the Directors may determine whether and to what extent the documents and records of the Company will be open to inspection by any person. This clause does not limit the rights of a Director or former Director under the law.

33. Notices

33.1 Service of notices by Company

A notice may be given by the Company to any Member in any one of the following ways:

(a) personally, by giving it to the Member;

(b) by leaving it addressed to the Member at the Member's address;

(c) by facsimile to the Member at the Member's facsimile number;

(d) by e-mail to the Member's electronic address;

(e) by post by sending it addressed to the Member at the Member's address;

(f) or otherwise by any method (including by advertisement) as the Directors may determine.

33.2 Electronic communications

Where the Company is required by the Act or this Constitution to:

(a) give information in writing;

(b) provide a signature;

(c) produce a document;

(d) record information; or

(e) retain a document,

that requirement is taken to have been met if the Company uses an electronic communication or an electronic form of the relevant document, and the Company complies with any further requirements of the *Electronic Transactions Act* 1999 (Cth).

33.3 Notices to joint holders

A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder whose name appears first in the Register and that notice will be sufficient notice to all the joint holders.

33.4 Notice deemed to be served

(a) Any notice by advertisement will be deemed to have been served on the day of publication of the newspaper containing the advertisement.

(b) Any notice sent by post will be deemed to have been served on the day following the day on which the notice is posted.

(c) A notice sent by facsimile or other electronic means will be deemed to have been served on the same day that it is sent.

33.5 Service by post

A notice sent by post will be properly served if the notice was correctly addressed and was posted with the required postage. A certificate in writing signed by any manager, Secretary or other officer of the Company that the notice was so addressed and posted is conclusive evidence of proper service by post.

33.6 Notices to Members whose whereabouts unknown

Where:

(a) the Company in good faith has reason to believe that a Member is not known at the address shown for that Member in the Register;

(b) the Company has subsequently made an enquiry at that address as to the whereabouts of the Member; and

(c) the enquiry either elicits no response or a response indicating that the Member's present whereabouts are unknown,

all future notices will be deemed to be given to the Member if the notice is exhibited in the Office for a period (not including weekends and public holidays) of 48 hours and will be deemed to be duly served at the commencement of that period. This clause will apply unless and until the Member informs the Company that the Member has resumed residence at the Member's address shown in the Register or notifies the Company of a new address to which the Company may send the Member notices (which new address is deemed to be the Member's registered place of address).

33.7 Notices binding on transferees

Every person who becomes entitled to any Share by operation of law, transfer or otherwise will be bound by every notice in respect of the Share which, before that person's name and address is entered on the Register, is duly given to the person from whom title to the Share is derived.

33.8 Notice to deceased or bankrupt Members

Any notice or document given to a Member will be deemed to have been duly given in respect of any Shares held solely or jointly by the Member despite the Member having died or becoming bankrupt and whether or not the Company has notice of the death or bankruptcy until some other person is registered in the Member's stead as the holder or joint holder.

33.9 Signing notices

The signature to any notice to be given by the Company may be written, printed or provided by electronic means.

33.10 Counting days

Where a given number of days' notice or notice extending over any other period is required to be given, the day on which notice is deemed to be given will not be counted in the number of days or other period.

---

34. Winding up

34.1 Distribution of surplus assets

In a winding up, any assets available for distribution to Members will, subject to the rights of the holders of Shares issued on special terms and conditions, this Constitution, the Act and the Listing Rules, be distributed amongst the Members to return capital paid up on their Shares and distribute any surplus in proportion to the amount paid up (not credited) on Shares held by them.

34.2 Fee or commission paid to liquidator to be approved in general meeting

The Company must not pay any Director or liquidator any fee or commission on the sale or realisation of the whole or part of the Company's undertaking or assets unless the Company in general meeting approves. The approval must by given at a meeting convened by notice specifying the fee or commission proposed to be paid.

34.3 Distribution in specie

If the Company is wound up (whether voluntarily or otherwise), the liquidator may;

(a) with the approval of a Special Resolution, divide among the contributories in specie or kind any part of the assets of the Company;

(b) with the approval of a Special Resolution, vest any part of the assets of the Company in trustees of trusts for the benefit of the contributories or any of them as the liquidator thinks fit; and

(c) set the values it considers fair and reasonable on any property to be divided and determine how the division is to be carried out.

---

35. Indemnity and insurance

35.1 Indemnity

To the extent permitted by law:

(a) the Company must indemnify each Director and Secretary and each former Director and Secretary, and may indemnify any other officer or former officer of the Company (as that term is defined in section 9 of the Act), against any liability (other than legal costs) incurred in acting as a Director, Secretary, or, where applicable, other officer of the Company other than:

    (i) a liability owed to the Company or a Related Body Corporate;

    (ii) a liability for a pecuniary penalty order under section 1317G or a compensation order under section 1317H of the Act; or

    (iii) a liability that did not arise out of conduct in good faith;

(b) the Company must indemnify each Director and Secretary and each former Director and Secretary who is or was, at the request of the Company, serving as a director or secretary of another company against any liability (other than legal costs) incurred in acting as a director or secretary of the other company other than:

    (i) a liability owed to the other company or a Related Body Corporate;

    (ii) a liability for a pecuniary penalty order under section 1317G or a compensation order under section 1317H of the Act; or

    (iii) a liability that did not arise out of conduct in good faith;

(c) the Company must indemnify each Director and Secretary, and each former Director and Secretary, and may indemnify any other officer or former officer (as that term is defined in section 9 of the Act), for costs and expenses incurred by a Director, Secretary or, where applicable, other officer of the Company, in defending an action for a liability incurred in acting as a Director, Secretary or, where applicable, other officer of the Company, except for legal costs incurred:

    (i) in defending or resisting any proceedings, whether civil or criminal, in which the Director, Secretary or, where applicable, other officer of the Company, is found to have a liability for which they could not be indemnified under clause 35.1(a) above;

    (ii) in defending or resisting criminal proceedings in which the Director, Secretary or, where applicable, other officer of the Company, is found guilty;

    (iii) in defending or resisting proceedings brought by the ASIC or by a liquidator for a court order if the grounds for making the order are found by the court to have been established, except for costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order; or

    (iv) in connection with proceedings for relief to the Director, Secretary or, where applicable, other officer of the Company, under the Act in which the relief is denied by the court;

(d) the Company must indemnify each Director and Secretary and each former Director and Secretary who is or was, at the request of the Company, serving as a director or secretary of another company for costs and expenses incurred by the Director or Secretary in defending an action for a liability incurred in acting as a director or secretary of the other company, except for legal costs incurred:

(i) in defending or resisting any proceedings, whether civil or criminal, in which the Director or Secretary is found to have a liability for which they could not be indemnified under clause 35.1(b) above;

(ii) in defending or resisting criminal proceedings in which the Director or Secretary is found guilty;

(iii) in defending or resisting proceedings brought by the ASIC or by a liquidator for a court order if the grounds for making the order are found by the court to have been established, except for costs incurred in responding to actions taken by the ASIC or a liquidator as part of an investigation before commencing proceedings for the court order; or

(iv) in connection with proceedings for relief to the Director or Secretary under the Act in which the relief is denied by the court; and

(e) the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by a Director, Secretary or, where applicable, other officer of the Company (as that term is defined in section 9 of the Act), on the condition that the Director, Secretary or, where applicable, other officer of the Company, must repay the amount paid by the Company to the extent that the Company is ultimately found not liable to indemnify the Director, Secretary or, where applicable, other officer of the Company, for those legal costs.

35.2 Insurance

To the extent permitted by law the Company may pay, or agree to pay, a premium for a contract insuring a person who is or has been a Director, Secretary or other officer (as that term is defined in section 9 of the Act), of the Company or of a subsidiary of the Company, other than a liability arising out of:

(a) conduct involving wilful breach of duty in relation to the Company; or

(b) a contravention of section 182 or 183 of the Act.




RECEIVED
2005 SEP 14 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Emeco Limited

Market release
8 September 2005

Emeco Limited
Emeco confirms earnings forecasts

The Emeco Group (ASX code: EMC) has today lodged its Appendix 4E Preliminary Final Report, and confirmed the continued strong growth of the group. A copy of the report is attached.

Financial Performance – full year comparison

In order to compare actual operating performance against financial information and forecasts in the Prospectus issued by Emeco Ltd in March 2005, the financial results discussed below have been prepared using pro-forma full year results[1], whereas the Appendix 4E results relate to the six months ended 30 June 2005. A comparison of actual results to the prospectus forecasts is included in the following Table.

Emeco Group
Key Performance Measures
12 Month Period Ended 30 June 2005

	Actual	Prospectus Forecast
Revenue	292.1	282.8
EBITDA	95.6	86.2
EBITA	62.1	47.5
Capital Expenditure		
Maintenance	15.7	11.7
Growth	71.0	75.7
Total Capital Expenditure	86.7	87.4
Summary Statistics		
EBITDA margin	32.7%	30.5%
Gearing Ratio	2.5	2.9
Total Gearing Ratio	4.0	4.1
Total Interest Cover Ratio	3.4	2.6
Depreciation	33.5	38.7

Figures in Millions unless otherwise stated

[1] Taken to be the actual pro-forma six month ended 31 December 2004 figures as disclosed in the Prospectus dated 21 March 2005 aggregated with the six month period ended 30 June 2005 for Emeco Holdings Pty Ltd and its Controlled Entities.

Emeco Group revenue increased by 18.5% to $292.1M from the financial year ending June 2004. There was a 12.7% increase in revenue in the six month period ending 30 June 2005 compared to the six month period ending 31 December 2004. Continued strength in the Australian and Indonesian rental markets were the major reasons for the increases. Revenue from Australian Used Equipment sales remained strong due in part to the pull through effect of the buoyant Australian mining sector.

EBITDA of $95.6M was 30.2% greater than the comparable result in financial year ending June 2004. EBITDA margins increased from 29.8% achieved in 2004 to 32.7% in 2005. A greater proportion of revenue contribution from the Rental Division was a major reason for this increase. EBITDA margins in the six month period ending 30 June were 31.7%, which were slightly less than that achieved in the first six month period. The slight decrease was largely due to an increase in corporate costs associated with the Exchangeable Notes listing and subsequent public company compliance and reporting obligations.

EBITA increased from $41.0M in financial year ending June 2004 to $62.1M in 2005, a pleasing 51.3% increase. Following the issue of the Prospectus, it was decided to review the depreciation method to better reflect the consumption of the rental fleet. As a result the depreciation methodology was changed during the year from what was essentially a straight line basis to a more appropriate and industry accepted 'usage' basis. The net impact on EBITA was to increase the full year result by $4.9M from that which would have been achieved using the methodology adopted in the year ending 30 June 2004 and prior years.

REVIEW AND OUTLOOK

Australia

Emeco's Australian businesses continued their strong growth trend of recent years. To meet the demand of the Queensland and Western Australian mining sectors the Australian rental fleet numbers increased by an additional 32 machines in the six months from 31 December 2004 to total 319 by 30 June 2005, resulting in a commensurate increase in rental revenue.

The Company will continue to seek organic growth opportunities in Australia via its existing customer contacts and networks as well as broadening its geographic base through targeted acquisitions in regions which it does not currently have a strong market presence.

Indonesia

Our Indonesian rental business (Prima Traktor IndoNusa) also grew strongly as a result of extensions to existing contracts both in terms of plant numbers and duration. As at 30 June 2005 Indonesia's rental fleet had grown to 112 machines an increase of 13 on the 31 December 2004 number.

Continued strong activity in the Indonesian mining sector should result in commensurate demand for additional rental plant. Further growth in the Indonesian fleet is planned for the remainder of calendar 2005 and for early in 2006 to meet this demand.

It is our aim to capitalize on the strong brand equity we have built up in Indonesia and vigorously pursue organic growth opportunities as they develop throughout the Archipelago.

North America

United States

We continued to grow our presence in the United States used equipment market via our newly established sales yard in Houston, Texas and our sales and procurement office in Atlanta, Georgia. Albeit on a small scale, a number of rental opportunities were successfully pursued during the year.

Emeco USA LLC will continue to focus on the Texas and Southern Sunbelt regions of the United States as well as seeking 'step-out' opportunities, particularly in the large equipment rental markets in the Western and North Eastern regions.

Canada

Emeco acquired a Canadian based heavy equipment rental business, River Valley Equipment Sales Ltd (River Valley), on 2 August 2005. At the time of acquisition this business had approximately 120 items of rental equipment servicing the construction and mining sectors of Alberta province.

We are targeting significant growth in Canada, using River Valley as a springboard to move more rapidly into the ever expanding Alberta and British Columbia mining sector, with a focus on rental opportunities in the vast oil sands regions.

Europe

A small presence in Western Europe has been established to build on the opportunities of establishing a global procurement team to source quality equipment for the Groups rental and sales divisions.

We will build on this presence throughout the year recruiting additional personnel and establishments to secure our global footprint in line with our business model.

Further enquiries should be directed to Mr Laurie Freedman, Chief Executive Officer, or Mr Robin Adair, Chief Financial Officer, telephone: +61 8 9420 0222.

APPENDIX 4E
Preliminary Final report
Period Ended 30 June 2005

Name of entity

Emeco Limited

ABN or equivalent company reference

A.C.N. 112 227 728

Results for announcement to the market

Reporting Period: 14 December 2004 to 30 June 2005 (Previous corresponding period: N/A)

	$A'000
Revenues from ordinary activities [(1)(2)(3)]	154,788
Loss from ordinary activities after tax attributable to members of Emeco Group[(1)(2)(3)]	(2,582)
Net loss for the period attributable to members of Emeco Group[(1)(2)(3)]	(2,582)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	Nil	Nil

Emeco has proposed not to pay any dividends for the period ended June 30 2005.

Record date for determining entitlements to the dividend — N/A

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

(1) No percentage change is shown from the previous period as the company did not trade prior to 14 December 2004.

(2) "Emeco Group" means the consolidated entity comprising Emeco Holdings Pty Ltd, Emeco (UK) Ltd and their wholly owned subsidiaries and "Members of the Emeco Group" means the holders of ordinary shares of Emeco Holdings Pty Limited and Emeco (UK) Limited.

(3) The reported results in this appendix 4E have been prepared by consolidating the financial statements of Emeco Holdings Pty Ltd, and its controlled entities, including Emeco (UK) Limited (as an outside equity interest). The results therefore reflect the financial performance of the Emeco Group which forms the security group for the Exchangeable Notes (and which are collectively referred to as "Emeco" in the Exchangeable Notes prospectus dated 17 March 2005 (**Notes Prospectus**)).

Emeco Holdings Pty Ltd was incorporated on 14 December 2004. Accordingly, the reported results have been prepared for the period 14 December 2004 to 30 June 2005 on the same basis as the pro forma financial statements in the Notes Prospectus in order to provide Noteholders with financial information prepared on a basis which enables them to make meaningful comparisons with the financial information and forecasts presented in the Notes Prospectus. An annualised comparison to the forecast results has been disclosed in the media release which accompanies this appendix 4E.

For similar reasons, the media release which accompanies this appendix 4E is not confined to a discussion of Emeco Limited and its subsidiaries but rather includes discussion of the performance of the Emeco group of companies, including the offshore Emeco companies which form part of the security group.

Commentary on Results

For commentary on the results of Emeco refer to the media release accompanying this appendix 4E. The Emeco Group accounts are in the process of being audited.

APPENDIX 4E

Preliminary Final report
Period Ended 30 June 2005

Statement of financial performance - Emeco Group

	Consolidated 2005 $'000
Revenue from ordinary activities	154,788
Changes in machinery and parts inventory	743
Machinery and parts purchases and consumables	(60,243)
Repairs and maintenance	(20,580)
Hired in equipment and labour	(2,525)
Cost of the sale of non-current assets	(1,062)
Employee expenses	(7,966)
Other expenses from ordinary activities	(13,702)
Share of profits of joint venture entities accounted for using the equity method	(428)
EBITDA[1]	49,025
Depreciation expense	(15,068)
Amortisation expense	(14,282)
EBIT[2]	19,675
Borrowing costs	(16,902)
Profit from ordinary activities before related income tax expense	2,773
Income tax expense relating to ordinary activities	(5,355)
Net Loss	(2,582)
Net loss attributable to outside equity interests	483
Net loss attributable to members of the parent entity	(2,099)

[1] EBITDA - Earnings before interest expense, tax, depreciation and amortisation.

[2] EBIT - Earnings before interest expense and tax.

APPENDIX 4E

Preliminary Final report
As at 30 June 2005

Statement of financial position – Emeco Group

	Consolidated 2005 $'000
Current Assets	
Cash assets	11,039
Receivables	37,839
Inventories	79,778
Other	423
Total current assets	129,079
Non-current assets	
Receivables	1,527
Intangible assets	200,167
Investments accounted for using the equity method	58
Property, plant and equipment	207,816
Deferred tax assets	3,449
Other	16,586
Total non-current assets	429,603
Total assets	558,682
Current Liabilities	
Payables	22,840
Interest bearing liabilities	4,514
Current tax liabilities	1,060
Provisions	1,624
Total current liabilities	30,038
Non-current Liabilities	
Interest bearing liabilities	374,321
Deferred tax liabilities	5,595
Provisions	685
Total non-current liabilities	380,601
Total liabilities	410,639
Net assets	148,043
Equity	
Contributed equity	119,501
Accumulated loss	(2,099)
Total parent entity interest	117,402
Outside equity interest	30,641
Total equity	148,043

APPENDIX 4E

Preliminary Final report
Period Ended 30 June 2005

Statement of cash flows – Emeco Group

	Consolidated 2005 $'000
Cash flows from operating activities	
Cash receipts in the course of operations	151,366
Cash payments in the course of operations	(100,397)
Dividends received	425
Interest received	407
Borrowing costs paid	(13,495)
Income tax paid	(4,544)
Net cash provided by/(used in) operating activities	33,762
Cash flows from investing activities	
Proceeds on disposal of non-current assets	1,453
Payment for deferred borrowing costs	(16,586)
Payment for controlled entities (net of cash acquired)	(372,173)
Payment for property, plant and equipment	(44,341)
Net cash used in investing activities	(431,647)
Cash flows from financing activities	
Proceed from issue of shares	150,000
Proceed from borrowings:	
Loans	240,689
Exchangeable notes	125,000
Repayment of borrowings	(111,042)
Finance lease payments	(1,930)
Net cash provided by financing activities	402,717
Net increase/(decrease) in cash held	4,832
Cash acquired through entity acquisition	6,207
Cash at the end of the financial period	11,039

APPENDIX 4E

Preliminary Final report
Period Ended 30 June 2005

Statement of cash flows – Emeco Group

	Consolidated 2005 $'000
Reconciliation of operating loss after income tax to net cash provided by operating activities:	
Operating loss after income tax	(2,582)
Add/(less) items classified as investing/financing activities:	
(Profit)/loss on sale of non-current assets	(391)
Add/(less) non-cash items:	
Amortisation	14,282
Depreciation	15,068
Unrealised foreign exchange (gain)/loss	1,365
Stock write downs	1,436
Share of joint venture entities net (profit)/loss adjusted for dividends received and share of profits owing to previous owners	4
(Decrease)/Increase in income taxes payable	(762)
(Decrease)/Increase in deferred taxes	2,208
Amounts set aside to provisions	374
Net cash provided by operating activities before change in assets liabilities adjusted for assets and liabilities acquired	31,002
(Increase)/decrease in trade/term debtors	(2,291)
(Increase)/decrease in inventories	1,791
(Increase)/decrease in other assets	(2,971)
(Increase)/decrease in prepayments	567
Increase/(decrease) in accounts payable	5,316
Increase/(decrease) in provisions	348
Net cash provided by operating activities	33,762

During the financial period, the consolidated entity acquired property, plant and equipment with an aggregate fair value of $9,213,000 by means of finance leases. These acquisitions are not reflected in the statements of cash flow.

APPENDIX 4E

Preliminary Final report
Period Ended 30 June 2005

Ratios and Other Measures

NTA backing	Current Period	Previous corresponding Period
Net tangible asset backing per ordinary security (1)	($0.35)	N/A

(1) NTA is calculated based on the total ordinary shares of the Emeco Group.

Dividends

Date the dividend is payable	N/A
Record date to determine entitlements to the dividend	N/A

Amount per security

		Amount per security	Franked amount per security
Final Dividend:	Current year	Nil	Nil
	Previous year	N/A	N/A
Interim Dividend:	Current year	Nil	Nil
	Previous year	N/A	N/A

Total Dividends

		Amount per security	Total amount
Total Dividend:	Current year	Nil	Nil
	Previous year	N/A	N/A

Details of control gained over entities having material effect

Emeco Holdings Pty Limited has obtained control over the following entities during the period:

Entity	Control
Emeco Limited	16/12/04
Emeco International Pty Limited	1/1/05
Emeco Sales Pty Ltd	1/1/05
Emeco Parts Pty Ltd	1/1/05
Emeco (UK) Limited	7/1/05
Emeco Equipment (USA) LLC	10/1/05
Emeco International Mauritius	1/1/05
Emeco Global	1/1/05
PT Prima Traktor IndoNusa	1/1/05
Emeco International Europe BV	1/1/05
Emeco Europe BV	1/1/05

The entities over which control was obtained during the period contributed a combined net loss of $2.08 million for the period.

Details of loss of control of entities having material effect

No control over any entities was lost during the period 14 December 2004 to 30 June 2005.

Preliminary Final report
Period Ended 30 June 2005

Joint Venture Interests
The consolidated entity has a 50% investment in a joint venture operation, "Industrial Asset Management Pty Ltd" which is in the process of being wound up. At period end the investment has a carrying value of $58K.

Foreign Entities
The consolidated results of Emeco (UK) Limited, Emeco (USA) LLC, Emeco Global, Emeco International Mauritius, PT Prima Tractor IndoNusa, Emeco International Europe BV and Emeco Europe BV have been prepared based on Australian Accounting Standards.

Segment Reporting

Business segments	Rental	Sales	Parts	Maintenance	Other	Total
EBITDA	47,734	4,408	2,013	(90)	(5,040)	49,025

Earnings per share

	Current Period
Earnings per share – A$	
Basic	(0.021)
Diluted	(0.021)
Earnings reconciliation – A$'000	
Net profit/(loss) after tax	(2,582)
Basic Earnings	(2,582)
Weighted average number of shares used as the denominator[1]	
Basic	121,212,121
Diluted	121,212,121

EPS has been calculated based on the total number of ordinary shares of Emeco. There are no potential dilutive ordinary shares at period end.

[1] The weighted average number of shares is calculated on the basis that Emeco Holdings Pty Ltd and Emeco (UK) Ltd were incorporated on 14 December 2004 and shares in each of them were issued on 21 January 2005 to those entities and persons who continued to be shareholders as at 30 June 2005.

APPENDIX 4E

Preliminary Final report
Period Ended 30 June 2005

Statement of retained earnings showing movements – Emeco Group

	Emeco Group 2005 $'000
Total Equity Reconciliation	
Total equity at beginning of period	-
- Total changes in parent entity interest in equity recognised in statement of financial performance[1]	(2,099)
Transactions with owners as owners:	
- Contributions of equity[2]	119,501
- Total changes in outside equity interest[3]	30,641
Total equity at end of period	148,043
[1] **Retained Profits**	
Retained profits at beginning of period	-
Net profit attributable to members of the parent entity	(2,099)
Retained profits at the end of the period	(2,099)
[2] **Contributed Equity**	
37,500,002 ordinary shares, fully paid	37,500
82,001,248 preferred ordinary shares, fully paid	82,001
7,500,000 A class management performance shares, fully paid	-
10,500,000 B class management performance shares, unpaid	-
	119,501
[3] **Outside equity interests**	
Outside equity interests in controlled entities comprise:	
Interest in retained profits at the beginning of the financial period after adjustment for outside equity interests in entities acquired during the financial period	-
Interest in operating loss after income tax	(483)
Equity contribution	30,499
Foreign currency translation reserve acquired through acquisition of entities	676
Movement in foreign currency translation reserve	(51)
Total outside equity interests	30,641



Emeco Limited

Market release
30 August 2005

Emeco Limited

Revised depreciation methodology

The Emeco Group (ASX code: EMC), Australia's largest independent provider of large earthmoving equipment used in the mining and construction industries wishes to announce the implementation of a new depreciation methodology in respect of its equipment rental fleet.

Under the new methodology all items of equipment in the rental fleet will be depreciated on the basis of their metered hours of usage. Previously the Emeco group had depreciated its rental fleet on a straight line basis over time.

The new depreciation methodology will more accurately reflect the rate of consumption of the Emeco group's equipment fleet and is commonly used by companies with large equipment fleets. It will be used in Emeco Ltd's annual report for the 2004/2005 financial year.

In the pro forma financial information contained in section 7.3 of Emeco Ltd's prospectus dated 17 March 2005 the value of property, plant and equipment was stated to be $169.7 million. This amount was calculated using a straight line depreciation method, a summary of which appears in Appendix A of the prospectus at page 122.

In order to assess the effect of the new depreciation methodology on the financial position of the Emeco group, management have undertaken a comparison of the value of the Emeco group's property plant and equipment as determined using the superseded straight line depreciation method with the value determined using the new method. This analysis has revealed that the value of property, plant and equipment as shown in the prospectus would increase from the stated amount of $169.7 million as at 31 December 2004 to approximately $172 million. The written down value of property, plant and equipment as at 30 June 2005 using the new methodology is $5 million greater than it would have been using the superseded methodology.

The new methodology will provide Emeco group management with a better method of determining the rate at which the group's rental fleet is being consumed and will assist management to make better investment decisions in relation to the fleet.

Further enquiries should be directed to Mr Laurie Freedman, Chief Executive Officer, or Mr Robin Adair, Chief Financial Officer, telephone: +61 8 9277 4388.

PO Box 223
Belmont WA 6984

510 Great Eastern Highway
Redcliffe WA 6104

Telephone: (08) 9277 4388
Facsimile: (08) 9478 3171

Emeco Limited A.C.N. 112 227 728


Emeco Limited


RECEIVED
2006 SEP 14 A 8:55

Market release
19 August 2005

Emeco Limited

Departure of Mike Murnin as North American president

The Emeco Group (ASX Code: EMC) advises that Mr Mike Murnin has terminated his employment as President of Emeco's North American businesses for personal reasons.

The Managing Director of the Emeco Group, Mr Laurie Freedman, has taken direct responsibility for Emeco's North American operations until a successor to Mr Murnin is appointed.

Emeco is well advanced in its efforts to engage a new President and expects to make an announcement in this regard in the near future.

Further enquiries should be directed to:

Mr Laurie Freedman	or	Mr Greg Minton
Chief Executive Officer		Chairman
+61 8 9277 4388		+61 2 8243 3311

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Bettyal Pty Ltd as trustee of the Bettyal Superannuation Fund, a fund of which Mr Brennan is a beneficiary	200,000 ordinary shares in Emeco Holdings Pty Ltd.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



Emeco Limited


RECEIVED
2006 SEP 14 A 8:55

Market release
17 August 2005

Emeco Limited

Appointment of Alec Brennan as a non-executive director

The directors of the Emeco Group (ASX Code: EMC), currently Australia's largest independent provider of large earthmoving equipment used in the mining and construction industries, are pleased to advise the appointment of Alec Brennan, as a non-executive director of Emeco Ltd.

Alec, currently CEO of CSR Limited, is an acknowledged leader in the Australian business community and brings to Emeco a depth of experience and skills that will assist the group in the next phase of its development as a global provider of earthmoving equipment.

Alec Brennan has been employed with the CSR group in various capacities for 36 years. He was appointed as an executive director of CSR Ltd in 1996, deputy Managing Director in 1998 and Managing Director in 2003.

The Managing Director of Emeco, Mr Laurie Freedman said, "The directors are delighted that Alec has accepted our offer to join us and we look forward to the significant contribution Alec will make to the Emeco group. Alec's experience as the CEO of an international business and his strategic abilities will be of great value to us as we continue to develop and implement our global growth agenda."

Mr Brennan's appointment is effective as from 16 August 2005.

Further enquiries should be directed to:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9277 4388

or

Mr Greg Minton
Chairman
+61 2 8243 3311



Emeco Limited

Market release
27 July 2005

Emeco Group Acquires Canadian Equipment Company

Emeco Canada Ltd, a wholly owned subsidiary of Emeco (UK) Ltd, has entered into an agreement to acquire all of the shares of River Valley Equipment Sales Ltd (**RVS**), a company based in Edmonton, Canada.

RVS, which was founded in 1979 by Mr Robert Nowicki, is a mid sized independent earth moving equipment rental and sales company that operates predominantly in British Columbia and Alberta, in western Canada. The company employs 23 staff and its hire fleet consists of approximately 110 machines.

Emeco (UK) Ltd is associated with Emeco Ltd by way of an equalisation agreement between Emeco (UK) Ltd and the holding company of Emeco Ltd, Emeco Holdings Pty Ltd.

The total acquisition price for RVS is expected to be approximately CAN$36.5 million which is substantially supported by the value of their existing assets. The final price will be determined at the time of settlement based upon audited completion accounts and is not expected to vary materially from this estimate.

All the current RVS staff will be retained and it is anticipated that it will be necessary to recruit a significant number of additional employees to assist in the expansion of RVS's business into existing and new resource projects, primarily in Alberta and British Columbia.

Emeco Ltd's Chief Executive Officer, Laurie Freedman, said "RVS is a very sound business which will give the Emeco Group a great platform from which we can develop growth opportunities in the Canadian resources and construction sectors, particularly in coal mining and the rapidly developing tar sands projects in Alberta. We feel the Emeco and RVS business model has enormous potential to assist contactors and mine owners enhance their returns.

The acquisition provides a northern abutment in parallel with our existing southern USA businesses. Along with growing out our two perimeter businesses, we will now commence seeking out bolt on acquisition opportunities within the central western and north eastern areas of the USA in order to establish a substantial presence in North American."

PO Box 223
Belmont WA 6984

510 Great Eastern Highway
Redcliffe WA 6104

Telephone: (08) 9277 4388
Facsimile: (08) 9478 3171

Emeco Limited A.C.N. 112 227 728



Emeco Limited


RECEIVED
2006 SEP 14 A 8:55

Market release
17 August 2005

Emeco Limited

Appointment of Alec Brennan as a non-executive director

The directors of the Emeco Group (ASX Code: EMC), currently Australia's largest independent provider of large earthmoving equipment used in the mining and construction industries, are pleased to advise the appointment of Alec Brennan, as a non-executive director of Emeco Ltd.

Alec, currently CEO of CSR Limited, is an acknowledged leader in the Australian business community and brings to Emeco a depth of experience and skills that will assist the group in the next phase of its development as a global provider of earthmoving equipment.

Alec Brennan has been employed with the CSR group in various capacities for 36 years. He was appointed as an executive director of CSR Ltd in 1996, deputy Managing Director in 1998 and Managing Director in 2003.

The Managing Director of Emeco, Mr Laurie Freedman said, "The directors are delighted that Alec has accepted our offer to join us and we look forward to the significant contribution Alec will make to the Emeco group. Alec's experience as the CEO of an international business and his strategic abilities will be of great value to us as we continue to develop and implement our global growth agenda."

Mr Brennan's appointment is effective as from 16 August 2005.

Further enquiries should be directed to:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9277 4388

or

Mr Greg Minton
Chairman
+61 2 8243 3311


Emeco Limited



Market release
4 August 2005

Emeco Group Acquires Canadian Equipment Company

Emeco Canada Ltd, a wholly owned subsidiary of Emeco (UK) Ltd, has completed the acquisition of all of the shares of River Valley Equipment Sales Ltd (**RVS**), an earth moving equipment rental and sales company based in Edmonton, Canada. Immediately following the acquisition, RVS was amalgamated with Emeco Canada Ltd to establish a simpler corporate structure for Emeco's Canadian operations.

The total acquisition price for RVS was approximately CAN$36.5million which is substantially supported by the value of its existing assets.

Emeco's North American management team will now focus on the expansion of RVS's business into existing and new resource projects, primarily in Alberta and British Columbia.

Emeco Ltd's Chief Executive Officer, Laurie Freedman, said "We are very pleased to acquire RVS and look forward to developing growth opportunities for the business in the Canadian resources and construction sectors, particularly in coal mining and the rapidly developing tar sands projects in Alberta."

For further information please contact:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9277 4388

or

Mr Robin Adair
Chief Financial Officer
+61 8 9277 4388



Emeco Limited

Market release
27 July 2005

Emeco Group Acquires Canadian Equipment Company

Emeco Canada Ltd, a wholly owned subsidiary of Emeco (UK) Ltd, has entered into an agreement to acquire all of the shares of River Valley Equipment Sales Ltd (**RVS**), a company based in Edmonton, Canada.

RVS, which was founded in 1979 by Mr Robert Nowicki, is a mid sized independent earth moving equipment rental and sales company that operates predominantly in British Columbia and Alberta, in western Canada. The company employs 23 staff and its hire fleet consists of approximately 110 machines.

Emeco (UK) Ltd is associated with Emeco Ltd by way of an equalisation agreement between Emeco (UK) Ltd and the holding company of Emeco Ltd, Emeco Holdings Pty Ltd.

The total acquisition price for RVS is expected to be approximately CAN$36.5 million which is substantially supported by the value of their existing assets. The final price will be determined at the time of settlement based upon audited completion accounts and is not expected to vary materially from this estimate.

All the current RVS staff will be retained and it is anticipated that it will be necessary to recruit a significant number of additional employees to assist in the expansion of RVS's business into existing and new resource projects, primarily in Alberta and British Columbia.

Emeco Ltd's Chief Executive Officer, Laurie Freedman, said "RVS is a very sound business which will give the Emeco Group a great platform from which we can develop growth opportunities in the Canadian resources and construction sectors, particularly in coal mining and the rapidly developing tar sands projects in Alberta. We feel the Emeco and RVS business model has enormous potential to assist contactors and mine owners enhance their returns.

The acquisition provides a northern abutment in parallel with our existing southern USA businesses. Along with growing out our two perimeter businesses, we will now commence seeking out bolt on acquisition opportunities within the central western and north eastern areas of the USA in order to establish a substantial presence in North American."



Emeco Limited

Market release
20 July 2005

Emeco Limited

Senior Manager Appointment in North America

The Emeco Group (ASX Code: EMC), currently Australia's largest independent provider of large earthmoving equipment used in the mining and construction industries wishes to announce the appointment of Mr Mike Murnin to the role of President of our North American businesses.

Mr Murnin is a very experienced senior leader who has a strong back ground in general management. He has a long and distinguished career associated with Caterpillar and Komatsu earthmoving equipment which is used extensively in the mining and construction industries in North America.

The Managing Director of Emeco, Mr Laurie Freedman said, "I'm delighted that Mike accepted our offer to join us and I look forward to the significant contribution Mike will make to our North American growth aspirations".

Mr Murnin has joined the Emeco Global Executive Team, headed by Mr Freedman and has commenced building a team of skilled professionals to deliver new growth from the existing Emeco Businesses that operate out of Houston, Texas and Atlanta, Georgia.

Emeco continues to agree with the consensus views about the optimistic outlook for global commodities demand which provides a sound environment for the Group's continuing global growth initiatives which are focused on Indonesia, North America and Europe.

Further enquiries should be directed to:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9277 4388

or

Mr Robin Adair
Chief Financial Officer
+61 8 9277 4388



Emeco Limited


RECEIVED
2005 SEP 14 A 8:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Market release
7 July 2005

Emeco Limited

Upward revision of prospectus earnings forecasts

The Emeco Group (ASX code: EMC), Australia's largest independent provider of large earthmoving equipment used in the mining and construction industries wishes to announce that its expected EBITDA and EBITA for the financial year ending June 2005 will be approximately 10% and 15% respectively above the forecast levels contained in the prospectus issued by Emeco Limited in March 2005 to raise AUD$125 million in its public offer of exchangeable notes.

These revised earnings amounts have been precipitated by Emeco deploying a significant amount of new capital throughout its existing businesses as it pursues growth opportunities in Australia, Indonesia, North America and Europe.

The Managing Director of Emeco, Mr Laurie Freedman said that "the continuing demand for our core products and services remained very strong in all our local regional and international businesses. We are experiencing strong organic growth in Australian and Indonesia. Our North American and European start up businesses look particularly well placed for the future." He stated that Emeco would actively pursue acquisition opportunities in Australia and in North America in an endeavour to complete some industry rationalisation as well as expand the geographic scope of Emeco's business.

Whilst the availability of new equipment from the original equipment manufacturers remained tight, Emeco, through its global procurement capability was continuing to source substantial quantities of very good quality low houred equipment that was sold directly to end users or retained within Emeco and used in its rental fleets.

Emeco believes that the "stronger for longer" outlook for the markets they are servicing appears to appropriately characterise the medium term future markets and according to Mr Freedman "provides a great environment for our continuing global growth initiatives over the next few years".

Further enquiries should be directed to Mr Laurie Freedman, Chief Executive Officer, or Mr Robin Adair, Chief Financial Officer, telephone: +61 8 9277 4388.

PO Box 223
Belmont WA 6984

510 Great Eastern Highway
Redcliffe WA 6104

Telephone: (08) 9277 4388
Facsimile: (08) 9478 3171

Emeco Limited A.C.N. 112 227 728


Emeco Limited

Market release
6 July 2005

Emeco Limited

Upward revision of prospectus earnings forecasts

The Emeco Group (ASX code: EMC), Australia's largest independent provider of large earthmoving equipment used in the mining and construction industries wishes to announce that its expected EBITDA and EBITA for the financial year ending June 2005 will be approximately 10% and 15% respectively above the forecast levels contained in the prospectus issued by Emeco Limited in March 2005 to raise AUD$125 million in its public offer of exchangeable notes.

These revised earnings amounts have been precipitated by Emeco deploying a significant amount of new capital throughout its existing businesses as it pursues growth opportunities in Australia, Indonesia, North America and Europe.

The Managing Director of Emeco, Mr Laurie Freedman said that "the continuing demand for our core products and services remained very strong in all our local regional and international businesses. We are experiencing strong organic growth in Australian and Indonesia. Our North American and European start up businesses look particularly well placed for the future." He stated that Emeco would actively pursue acquisition opportunities in Australia and in North America in an endeavour to complete some industry rationalisation as well as expand the geographic scope of Emeco's business.

Whilst the availability of new equipment from the original equipment manufacturers remained tight, Emeco, through its global procurement capability was continuing to source substantial quantities of very good quality low houred equipment that was sold directly to end users or retained within Emeco and used in its rental fleets.

Emeco believes that the "stronger for longer" outlook for the markets they are servicing appears to appropriately characterise the medium term future markets and according to Mr Freedman "provides a great environment for our continuing global growth initiatives over the next few years".

Further enquiries should be directed to Mr Laurie Freedman, Chief Executive Officer, or Mr Robin Adair, Chief Financial Officer, telephone: +61 8 9277 4388.

PO Box 223
Belmont WA 6984

510 Great Eastern Highway
Redcliffe WA 6104

Telephone: (08) 9277 4388
Facsimile: (08) 9478 3171

Emeco Limited A.C.N. 112 227 728